
08047280

2007 ANNUAL REPORT


Virgin
media



Dear Stockholder,

2007 has been a year of significant change, challenge and achievement for our company. Our hard working and dedicated employees have created a leading entertainment and communications business providing broadband, television, fixed line telephone and mobile telephone services together with one of the most advanced TV on demand services available in the U.K.

Our customers are responding very well to one of the most compelling consumer propositions in the country driven by the Virgin brand. We weathered the first half of 2007 when we dropped several basic channels, launched the new brand and were in the process of building the strong management team we now have on board.

The second half of the year showed accelerated momentum throughout the business. We drove our revenue generating unit net additions to 272,100 in the fourth quarter highlighted by strong growth in net additions. Television net additions of 61,100 were facilitated by our state of the art Video on Demand platform which provides a solid competitive advantage over satellite. Broadband net additions of 111,200 reflects the strength of our network, further evidenced by the introduction of our 20Mb product in 2007 and plans to launch a 50Mb tier in 2008. Our telephony offering returned to growth in the fourth quarter and mobile contracts grew by 184,200 in 2007. We are confident that our product strategy heading into 2008 coupled with our intense focus on keeping our customers can continue the strong momentum we built in the second half of 2007.

In July 2007, we announced that we had initiated a review of strategic alternatives and had also received a proposal to acquire the company. We subsequently announced that due to the significant worsening of the world credit markets this process would be extended to allow for a more stable debt market. The company is now completely focused on successfully driving growth in volumes, enhancing the fundamental processes and driving efficiencies to result in higher cash flows.

Our new management team led by Neil Berkett, our CEO, has been leading the charge on our initiatives. We are improving our total customer experience including installation, call handling, billing and provisioning. In our Content division, our television channels have continued to grow ratings and grow market share. In October, we launched a new channel, Virgin 1, on cable, satellite and free-to-air platforms. Our Business division has successfully focused on growth in the provision of retail data services to medium and large companies and public sector organizations.

We will also continue with the process of engaging our employees around our Virgin brand values and behaviours which includes the need to embed the principle of Corporate Responsibility across our business activities.

In summary, 2007 has been an important year for us. We have largely completed the integration activities associated with the merger of NTL and Telewest, thus allowing us to focus on exploiting our competitive advantages and driving operational efficiency. In 2008, we plan to continue our strategy of leveraging our superior network capability to drive broadband growth and deliver the next generation of personalized on demand content, as well as focusing on improving the entire customer experience and reducing churn. With terrific employees, a strong brand, superior products, and improving service and operations, we believe we are well placed for continued growth and cash flow generation.

James F. Mooney
Chairman

Neil Berkett
Chief Executive Officer

April 7, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 000-50886

VIRGIN MEDIA INC.

(Exact name of registrant as specified in its charter)

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED

(Additional Registrant)

Delaware (State or other jurisdiction of incorporation or organization)	**59-3778247** (I.R.S. Employer Identification No.)
909 Third Avenue, Suite 2863 New York, New York (Address of principal executive office)	**10022** (Zip Code)

(212) 906-8440

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	NASDAQ National Market
Series A Warrants to purchase shares of Common Stock	NASDAQ National Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting stock held by non-affiliates as of June 29, 2007 based on the closing price for the registrant's common stock on the NASDAQ National Market on such date, was $7,937,008,713.

As of February 26, 2008, there were 327,791,514 shares of the registrant's common stock, par value $0.01 per share, issued and outstanding, excluding 25,769,060 shares of the registrant's common stock issuable upon the exercise of Series A Warrants and 1,240,409 unvested shares of restricted stock held in escrow.

The Additional Registrant meets the conditions set forth in the General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this form with the reduced disclosure format. See "Note Concerning VMIH" on page 3 in this Form 10-K.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2008 Annual Meeting of Stockholders are incorporated by reference into Part III.

VIRGIN MEDIA INC. AND SUBSIDIARIES
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Various statements contained in this document constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. Words like "believe," "anticipate," "should," "intend," "plan," "will," "expects," "estimates," "projects," "positioned," "strategy," and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from those contemplated, projected, forecasted, estimated or budgeted, whether expressed or implied, by these forward-looking statements. These factors, among others, include:

- the ability to compete with a range of other communications and content providers;
- the ability to manage customer churn;
- the continued right to use the Virgin name and logo;
- the ability to maintain and upgrade our networks in a cost-effective and timely manner;
- possible losses in revenues due to systems failures;
- the ability to provide attractive programming at a reasonable cost;
- the ability to control unauthorized access to our network;
- the effect of technological changes on our businesses;
- the reliance on single-source suppliers for some equipment, software and services and third party distributors of our mobile services;
- the ability to achieve our business plans;
- the ability to fund debt service obligations through operating cash flow;
- the ability to obtain additional financing in the future and react to competitive and technological changes;
- the ability to comply with restrictive covenants in our indebtedness agreements; and
- the extent to which our future cash flow will be sufficient to cover our fixed charges.

These and other factors are discussed in more detail under "Risk Factors" and elsewhere in this Form 10-K. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.

Note Concerning VMIH

This annual report on Form 10-K (excepting financial statements responsive to Part IV, Item 15) covers both Virgin Media Inc., or Virgin Media, and Virgin Media Investment Holdings Limited, or VMIH, an English company with an address at 160 Great Portland Street, London W1W 5QA, United Kingdom, that is a wholly-owned subsidiary of Virgin Media Finance PLC and a wholly-owned indirect subsidiary of Virgin Media. VMIH is not an accelerated filer. VMIH is one of the guarantors of Virgin Media Finance PLC's 9.75% senior notes due 2014 (sterling denominated), 8.75% senior notes due 2014 (euro denominated), 8.75% senior notes due 2014 (U.S. dollar denominated), and 9.125% senior notes due 2016 (U.S. dollar denominated). VMIH's guarantee of those notes is not deemed to be unconditional.

VMIH carries on the same business as Virgin Media, and is the principal borrower under Virgin Media's senior credit facility. In this annual report, unless the context otherwise requires, the terms "Virgin Media," "the Company," "we," "us," "our" and similar terms refer to the consolidated business

of Virgin Media Inc., including VMIH and its subsidiaries. Unless otherwise indicated, the discussion contained in this report applies to VMIH as well as Virgin Media Inc.

Note Concerning Financial Information and Currency of Financial Statements

All of the financial statements included in this annual report have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The reporting currency of our consolidated financial statements is U.K. pounds sterling.

Note Concerning Historical Structure of the Company

Virgin Media Inc. is a Delaware corporation and is publicly traded on the NASDAQ National Market in the United States.

Our historical structure is as follows:

NTL Incorporated was incorporated in 1993 as a Delaware corporation and continued as a publicly traded holding company until February 1999. From February 1999 until January 10, 2003, NTL Incorporated was a wholly-owned subsidiary of NTL (Delaware), Inc., a Delaware corporation, referred to in this annual report as NTL Delaware, which was incorporated in February 1999 in order to effect a reorganization into a holding company structure. The holding company structure was implemented to pursue opportunities outside of the United Kingdom, or the U.K., and Ireland, and was accomplished through a merger. NTL Incorporated's stockholders at the time became stockholders of the new holding company, NTL Delaware. The new holding company took the name NTL Incorporated until May 2000, when its name was changed back to NTL (Delaware), Inc.

In May 2000, another new holding company structure was implemented in connection with the acquisition of the cable assets of Cable & Wireless Communications plc, or CWC (the operations acquired from CWC are called ConsumerCo), and was accomplished similarly through a merger. The stockholders of NTL Delaware became stockholders of the new holding company, NTL Delaware became a subsidiary of the new holding company, and NTL remained a subsidiary of NTL Delaware. The new holding company then took the name NTL Incorporated, which remained its name until January 10, 2003, at which time its name was changed to NTL Europe, Inc., referred to in this annual report as NTL Europe. On February 21, 2001, NTL Europe contributed the assets of ConsumerCo to NTL.

On January 10, 2003, NTL emerged from reorganization under Chapter 11 of the U.S. Bankruptcy Code. Pursuant to the plan of reorganization, which we refer to as the Plan, NTL's former parent, NTL Europe, and its subsidiaries and affiliates were split into two separate groups, with NTL and NTL Europe each emerging as independent public companies. We were renamed NTL Incorporated and became the holding company for the former NTL group's principal U.K. and Ireland assets. NTL Europe became the holding company for the former NTL group's continental European and various other assets. All of the outstanding securities of NTL's former parent and some of its subsidiaries, including NTL, were cancelled. NTL issued shares of its common stock and Series A warrants, and NTL Europe issued shares of its common stock and preferred stock, to various former creditors and stockholders. As a result, NTL is no longer affiliated with NTL Europe. NTL Europe has since changed its name to PTV Inc., or PTV.

On March 3, 2006, NTL merged into a subsidiary of Telewest Global, Inc., or Telewest, which changed its name to NTL Incorporated. Because this transaction is accounted for as a reverse acquisition, the financial statements included in this Form 10-K for the period through March 3, 2006 are those of NTL, which is now known as Virgin Media Holdings Inc. For the period since March 3, 2006 our financial statements reflect the reverse acquisition of Telewest. See note 1 to the consolidated financial statements of Virgin Media Inc. The merger combined the two largest U.K. cable operators,

with the resulting company becoming the U.K.'s largest provider of residential broadband and triple-play services of television, broadband and fixed line telephone. The total acquisition price was £3.5 billion, including £2.3 billion in cash, common stock valued at £1.1 billion and stock options and transaction costs.

On July 4, 2006, we added a mobile phone offering by acquiring 100% of the outstanding shares and options of Virgin Mobile Holdings (UK) plc, or Virgin Mobile, through a U.K. Scheme of Arrangement. The total purchase price was £953.2 million, including common stock valued at £518.8 million, cash of £419.2 million and transaction costs. We also entered into a license agreement with Virgin Enterprises Limited under which we are licensed to use certain Virgin trademarks within the United Kingdom and the Republic of Ireland.

In February 2007, we rebranded our consumer and a large part of our content businesses to "Virgin Media". We also changed the name of our corporate parent from NTL Incorporated to Virgin Media Inc. and the corporate names of certain of our subsidiaries, including:

- NTL Investment Holdings Limited, the principal borrower under our senior credit facility, to Virgin Media Investment Holdings Limited;
- NTL Cable PLC, the issuer of our public bonds, to Virgin Media Finance PLC;
- NTL Group Limited, a principal operating subsidiary, to Virgin Media Limited;
- Flextech Television Limited, our content subsidiary, to Virgin Media Television Limited;
- NTL Communications Limited to Virgin Media Communications Limited; and
- NTL Holdings Inc. to Virgin Media Holdings Inc.

For the purposes of this annual report, the new names will be used where applicable. In this annual report, unless we have indicated otherwise, or the context otherwise requires, references to:

- "Virgin Media," "the Company," "we," "us," "our" and similar terms refer to Virgin Media Inc. and its subsidiaries (which include Telewest and its subsidiaries and Virgin Mobile and its subsidiaries);
- "NTL" refers to NTL Incorporated and its subsidiaries as they existed prior to the name change to Virgin Media Inc. and prior to the merger with Telewest refers to Virgin Media Holdings Inc. (which was formerly known as NTL Incorporated before the merger); and
- "Telewest" refers to Telewest Global, Inc. and its subsidiaries as they existed prior to the merger with NTL in March 2006.

Summary Corporate Structure

The following chart shows the corporate structure of Virgin Media through which our primary operations are conducted. This is a condensed chart and it does not show all of our operating and other intermediate companies.



Virgin Media Inc.(1)
Intermediate Holding Companies, including Virgin Media Holdings Inc.
Virgin Media Finance PLC(2)
Virgin Media Investment Holdings Limited(3)
Virgin Media Limited(4)
Virgin Mobile Holdings (UK) Limited(5)
Telewest UK Limited
Subsidiaries
Subsidiaries
Subsidiaries

(1) Virgin Media Inc. indirectly owns other non-material subsidiaries, which are not shown here in this chart.

(2) Issuer of our 8.75% U.S. dollar senior notes due 2014, 9.75% Sterling senior notes due 2014, 8.75% Euro senior notes due 2014 and 9.125% U.S. dollar senior notes due 2016.

(3) Substantially all of the assets of Virgin Media Investment Holdings Limited and its subsidiaries secure our senior credit facility. Virgin Media Investment Holdings Limited is the principal borrower under our senior credit facility.

(4) Virgin Media Limited is one of our principal operating companies, although significant portions of our operations are conducted through its subsidiaries.

(5) Virgin Mobile Holdings (UK) Limited was acquired by us pursuant to a U.K. Scheme of Arrangement on July 4, 2006.

PART I

Item 1. Business

Overview

Virgin Media is a leading U.K. entertainment and communications business providing the first "quad-play" offering of television, broadband, fixed line telephone and mobile telephone services in the U.K. together with one of the most advanced TV on demand services available in the U.K. market. By customer numbers, we are the U.K.'s largest residential broadband and mobile virtual network operator and the second largest provider in the U.K. of pay television and fixed line telephone services. We believe our advanced, deep fiber access network enables us to offer faster and higher quality broadband services than our digital subscriber line, or DSL, competitors. Through ntl:Telewest Business, which also operates under the Virgin Media group, we provide a complete portfolio of voice, data and internet solutions to leading businesses, public sector organizations and service providers in the U.K.

Through Virgin Media Television, or Virgin Media TV, we also provide a broad range of programming through our wholly-owned channels, such as Virgin 1, Living and Bravo; through UKTV, our joint ventures with BBC Worldwide; and through the portfolio of retail television channels operated by sit-up tv.

We presently manage our business through three reportable segments:

- **Cable (76.8% of our 2007 revenue):** our cable segment includes the distribution of television programming over our cable network and the provision of broadband and fixed line telephone services to consumers, businesses and public sector organizations, both on our cable network and, to a lesser extent, off our network;
- **Mobile (14.7% of our 2007 revenue):** our mobile segment includes the provision of mobile telephone services under the name Virgin Mobile to consumers over cellular networks owned by third parties; and
- **Content (8.5% of our 2007 revenue):** our content segment includes the operations of our U.K. television channels, such as Virgin 1, which was launched on October 1, 2007, as well as Living, Bravo, and sit-up's portfolio of retail television channels. Although not included in our content segment revenue, our content segment management team also oversees our interest in the UKTV television channels through our joint ventures with BBC Worldwide.

For financial and other information on our segments, refer to note 19 to Virgin Media's consolidated financial statements included elsewhere in this annual report.

On February 6, 2007, we changed our name from NTL Incorporated to Virgin Media Inc. as part of our rebrand to Virgin Media. Virgin is one of the most recognized consumer brands in the world and gives us a prominent profile in a crowded communications marketplace. We believe the strong heritage and reputation of the Virgin brand is a powerful competitive advantage and our distinctive approach to advertising, packaging and marketing differentiates us from our competitors.

We are incorporated in the State of Delaware, United States. Our principal executive offices are located at 909 Third Avenue, Suite 2863, New York, New York 10022, United States, and our telephone number is (212) 906-8440. Our U.K. headquarters are located outside of London, England in Hook, Hampshire, United Kingdom. Our website is *www.virginmedia.com* and the investor relations section of our website can be accessed under the heading "About Virgin Media—Investors Information" or at *www.virginmedia.com/investors,* where we make available free of charge annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments thereto, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information on our website is not incorporated by reference into this annual report.

Our Business

Cable Segment

In our Cable segment, we provide our services to residential consumers and business customers.

Consumer

We provide television, internet (broadband and dial-up) and fixed line telephone services under the Virgin Media brand to residential customers in the U.K. Our services are distributed principally via our wholly-owned, cabled, local access communications network and are available to an addressable market of approximately 12.6 million homes. The network covers parts of many major metropolitan areas in England, Wales, Scotland and Northern Ireland. In addition, we provide broadband and telephone services to residential customers outside of our network via access to other telecommunications networks, which we refer to in this annual report as "off-net". We also provide Virgin Mobile services both on a pre-paid pay-as-you-go basis or on a contractual basis. Increasingly, we seek to grow our mobile customer base by selling to our existing Virgin Media customer base. See "Mobile Segment" below.

Our Network Advantage

We believe that our deep fiber local access communications network provides us with several competitive advantages in our addressable markets:

- Virgin Media, uniquely, has fiber already deployed to street cabinets. From there, our twin cable, consisting of both high capacity coaxial cable and twisted copper-pair elements, provides us with the flexibility to deliver broadband services over either or both coaxial or copper cables. Currently, we provide our broadband internet services over coaxial cable, which we believe allows us to provide a superior broadband experience to our customers as our network has fiber generally closer to a customer's home than BT or our other competitors who use BT's access network. BT's access infrastructure is copper pair technology over which broadband speeds can significantly diminish with distance from the local exchange. In 2008, we plan to use our advantage to offer increasingly faster broadband services.
- It provides real two-way interactivity with residential customers who are connected to the network, which enables us to offer video on demand services through the set-top box.
- It enables us to provide true "triple-play" bundled services of television, broadband, and fixed line telephone services to residential customers in our franchise areas without relying on another service provider or network.

In contrast:

- Direct to home satellite service providers do not have the capacity to offer two-way interactivity except by adding a phone line from another service provider or other cable facility.
- Communication service providers today have only a limited capacity to provide video over existing DSL technology, using BT's access network, without significant capital investment in their network.

Multi-Service Bundles

Virgin Media was the first U.K. provider of a residential "triple-play" offering of television, broadband and fixed line telephone services. Our packaging and pricing are designed to encourage residential customers to purchase multiple services from us and we frequently offer discounts to customers taking two or more products from our portfolio. As of December 31, 2007, more than 79%

of our residential customers on our network, which we refer to as "on-net", received multiple services from us and approximately 49.5% of our on-net customers were "triple-play".

With our acquisition of Virgin Mobile in July 2006, Virgin Media began offering the U.K.'s first "quad-play" of television, broadband, fixed line telephone and mobile telephone services to residential customers. We expect to drive both mobile and cable penetration through the two customer bases by applying our past experience of cross selling products. See "Mobile Segment" below.

As part of our rebrand in 2007, we renamed our product offerings and bundles so they are easy to understand. For each of our products, we have a range of packages and tariffs for customers to choose from and have labeled them as Medium (M), Large (L) and Extra Large (XL). For example, we currently offer a 2Mb broadband service as Medium, a 4Mb service as Large and a 20Mb service as Extra Large. In 2008, we plan to increase the speed of our 4Mb service to 10Mb, strengthen the capacity of our 20Mb service and launch a 50Mb service, resulting in four tiers of broadband service at 2Mb, 10Mb, 20Mb and 50Mb. From time to time, we may enhance the value of our M, L or XL bundles as we did in 2007 by increasing the speed of our 10Mb broadband service to 20Mb, and by offering the Setanta Sports channels to our XL customers at no additional cost.

Cable Television

We offer a wide range of digital, or DTV, and analog, or ATV, television services. As of December 31, 2007, we provided cable television services to approximately 3.5 million residential customers, of which approximately 3.3 million received our DTV service and approximately 0.2 million received our ATV service.

Our DTV service includes access to over 130 television channels, advanced interactive features, and a range of premium and pay-per-view services. Our ATV service packages offer up to 60 television channels, including premium services. In addition to offering the basic and premium pay TV channels, we also offer our DTV customers one of the most comprehensive Video on Demand, or VOD, services in the U.K. called "Virgin TV On Demand". See "Virgin TV On Demand" below.

Our network technology enables us to deliver a significant range of digital interactive services over an 'always on' broadband connection from the network to a customer's home. Examples of interactive services provided include games, television email and access to news, entertainment and information services from an on-screen menu. Interactive services also include enhanced television functionality utilizing the "red button" applications from the BBC and other commercial broadcasters. "Red button" functionality in the U.K. permits television viewers to press a red button on their remote control handset to receive additional interactive services including multiple broadcasts. For example, in a Wimbledon tennis broadcast, a customer can press the red button and choose which match to watch.

In 2007, we introduced "Free TV" for customers who purchase a Size M fixed line telephone service from us where, similar to Freeview, customers can access over 40 linear channels and radio services such as Virgin 1, Five US, Five, E4 and UKTV History as well as Setanta Sports News. In addition, customers also have access to red button functionality and Virgin TV On Demand.

Virgin TV On Demand

Virgin TV On Demand is a significant enhancement to the existing DTV service, offering viewers choice over and above scheduled programming without any requirement for new equipment, installation or additional subscription. The VOD service provides access to thousands of hours of premium movies, music videos, and TV programs and series on demand. It appears within the existing electronic programming guide, and can be accessed and viewed at any time via the remote control. The service offers DVD-style features including freeze frame, fast-forward and rewind. These features provide a customer with control over the content and timing of their television viewing. This service is available

to almost all of our digital customers. In 2007, VOD usage increased to 33 million average monthly views in the fourth quarter from 14 million average monthly views in the first quarter. We believe customers who use VOD are less likely to churn.

There are three primary types of content available within Virgin TV On Demand, a portion of which is refreshed on a daily basis. A selection of content is available to watch for free to all DTV customers irrespective of package size. This is primarily focused within our 'catch-up' TV service which offers a selection of more than 150 hours of top broadcast TV shows from the previous seven days for no additional charge. Additionally, all DTV customers have access to pay-per-transaction content including over 1,300 pay-per-track music videos and 500 current and library movies provided by 'FilmFlex'. In total, we have over 4,000 hours of on-demand content. New movies within this library are available on VOD up to nine months before they appear on scheduled TV movie channels. Pay-per-transaction programs are available for 24 hours after purchase and can be watched as many times as a customer wishes during that period for only one single charge. Finally, DTV customers that subscribe to our Size XL Virgin TV package have additional access to a subscription VOD, or SVOD, package which includes premium TV shows and music videos, all included within the price of their monthly subscription. Customers on our other TV packages can also receive the SVOD package on payment of a monthly subscription charge.

In 2007, we launched an innovative new kind of television channel called "Virgin Central", which combines the simplicity of a traditional channel with the choice and control of next generation TV-on-demand technology. The channel hosts a continuously refreshing showcase of entertainment around the clock. As with our other VOD offerings, by pressing one button and using a simple on-screen guide, viewers have instant access to different episodes of the show they select. They can then stop, rewind and pause—just like using a DVD player. Virgin Central includes free access to hit shows like Sopranos, The OC, Nip/Tuck, Grey's Anatomy, Spooks, Cold Case and Lost. The content is updated regularly and, unlike a traditional TV channel, subscribers do not need to wait for scheduled start times.

Digital Video Recorders and High Definition Television

We also offer one of the most advanced fully-supported digital video recorders, or DVRs, for a premium monthly rental option or an up-front payment as part of our top bundle. The Virgin Media DVR box, which is called the "V+ Box", is available to our entire DTV customer base. The V+ Box has 160 Gigabytes of storage space (up to 80 hours of broadcast television), is high definition, or HD, enabled and has three tuners, allowing viewers to record two programs while watching a third. V+ Box customers that also have an HD compatible television can access our HD on demand content. Digital video recorders are also known as personal video recorders, or PVRs, in the United Kingdom. In 2008, we plan to further enhance the functionality of our V+ Box.

Broadband Internet

We deliver high-speed broadband and dial-up internet access to customers within reach of our access network by direct connection to our network. We offer broadband services at a selection of download speeds: 2Mb for Size M customers, 4Mb for Size L customers and 20Mb for Size XL customers. During 2008, we plan to increase the speed of the 4Mb service to 10Mb and launch a 50Mb service. All of our broadband services offer unlimited usage (subject to our fair usage policy) and PC security software. Premium broadband services (which are free for Size L and XL customers) include advanced security features such as anti-spyware and premium broadband content. We plan to focus our efforts on increasing our market share in the U.K. by marketing the benefits of our high-speed broadband service to both existing and potential customers. As of December 31, 2007, we provided on-net broadband services to approximately 3.4 million customers.

Virgin Media operates a content destination site, virginmedia.com, which is regularly in the top ten of most visited sites in the U.K. and in the top 15 by page ranking. There is a broad base of content available on our website, with a particular strength in sports content. For example, exclusive near-live clips of English football programming over the internet are available on this website. We also use the website to cross-promote our entire product range and to generate advertising revenues. Our customers can access their broadband email services as well as customer care information through the website.

We also provide broadband and dial-up internet services to residential customers who do not purchase our cable broadband service via BT's local access network. Various price and feature packages are available including broadband ranging from 512Kb to 8Mb, and metered and unmetered dial-up. As of December 31, 2007, we had approximately 287,300 broadband customers using this service.

Fixed Line Telephone

We provide local, national and international telephone services to our residential customers who are within reach of our access network by direct connection to our network. We enhance our basic telephone service by offering additional services, such as call waiting, call barring (which prevents unauthorized outgoing calls), call diversion (call forwarding), three-way calling, advanced voicemail, caller line identification and fully itemized monthly billing. We also provide national and international directory enquiry services.

In addition to a core line rental fee, we offer Size M, L and XL variants of our fixed line telephone service as alternatives to straight usage-based billing. These packages include "Talk Plans" that enable customers to make unlimited local and national calls for a fixed monthly fee in addition to the standard line rental. As of December 31, 2007, we provided on-net telephone services to approximately 4.0 million residential customers.

We also provide phone service via BT's local access network to customers not connected to our network. As of December 31, 2007, we provided this type of telephone service to approximately 103,900 customers.

Sales and Marketing

We use a variety of sales channels to sell our services to residential customers, including telesales, online and retail channels. Historically, telesales has been the single largest channel for consumer product sales. We expect, however, growth in the proportion of sales coming from online and retail channels. Retail channels include 13 of our own Virgin Media-branded stores as of December 31, 2007, as well as retail distribution partners such as Zavvi (formerly Virgin Megastores), Carphone Warehouse and Phones 4U.

Prior to the acquisition of Virgin Mobile, our consumer retail reach was limited to concessions and third party retail channels. In 2007, we leveraged Virgin Mobile's retail experience with the launch of a series of Virgin Media-branded stores. In 2008, we expect to open additional Virgin Media-branded stores.

These sales channels are supported by direct marketing initiatives and national and regional television and press advertising. We use our residential customer database to identify the profiles of our customers so that we can design offers to match the needs of our customers. As Virgin Media, we have the scale and reach as a combined company to justify larger television and radio campaigns. Our offers encourage customers to purchase new services and upgrade their existing services. Our marketing balances acquisition marketing, or prospects, and customer marketing to ensure we optimize growth from new and existing customers.

Since the February rebrand to Virgin Media, awareness of the "Virgin" brand as a telecoms/ entertainment supplier has increased steadily, reaching 90% amongst prospective customers in our

addressable market at year end. Brand consideration, which measures the likelihood of a person considering to purchase a product from a particular company, also improved during 2007 for each of our product lines.

Customer Service

A combination of in-house call centers and outsource partners handle our customer service calls. Our in-house call centers are located in the U.K. in Bellshill (Scotland), Manchester, Sheffield, Dudley, Nottingham, Glenrothes, Edinburgh, Gateshead, Teeside and Birmingham. As of December 31, 2007, we employed approximately 3,200 call center staff. Our outsourced call centers in the U.K. are located in Swansea, Liverpool and Airdrie (Scotland) and our outsourced call centers off-shore are located in India in Delhi, Pune, Bangalore and Mumbai.

Business

ntl:Telewest Business retains its focus on meeting the communications requirements of U.K. public and private sector organizations, and serving other telecommunications service providers. Through the merger of NTL and Telewest in 2006 and the subsequent integration of their networks, we are now able to leverage one of the most advanced national access networks in the U.K., delivering a wide portfolio of voice and data products to business customers.

While the wider organization has rebranded to Virgin Media, ntl:Telewest Business has retained its legacy brand. Being a business predicated upon customer relationships, a strong service proposition and sector specific expertise, significant brand equity has been created in the market over the past 15 years by each of the legacy businesses.

Sales Channels

The two sales organizations within the division, Business Markets and Service Provider, are structured to support retail and wholesale customers, respectively.

- *Business Markets—Private Sector:* This sales channel focuses on meeting the telecommunications needs of the U.K. private sector, from small businesses to large, national corporations. Centralized telephone account managers serve small organizations (with approximately 5 to 99 employees), while regionally-located account, service and project management teams, supported by pre-sales technical consultants, offer a differentiated service proposition to medium and large U.K. businesses (with over 100 employees). We believe this local presence and the resulting level of service is not available to this mid-market segment from any of our key competitors and the benefits of this strategy are reflected by the long-term relationships held with many of our customers.
- *Business Markets—Public Sector:* This sales channel focuses on specific vertical segments, including local government, education, health and the emergency services. This meets a requirement for sector-specific expertise where an understanding of the drivers and procurement processes of publicly funded organizations is needed to enable the efficient deployment of communications solutions. The inclusion of ntl:Telewest Business as an approved supplier under various government framework agreements acts as both an enabler of growth in this sector and an endorsement of our track-record, commitment and capability to offer value to publicly funded organizations. An area of specific focus in 2007 and moving forward into 2008 lies within the health sector and the deployment of Community of Interest Networks, or COINs. Given our deep regional coverage, we believe we are ideally placed to deliver these multi-site solutions, which enable health authorities to move to integrated network architectures, delivering cost benefits.

- *Service Provider*—This sales channel is divided into vertical segments, including fixed and mobile network operators, system integrators, or SIs, and internet service providers, or ISPs, reflecting the differing network requirements of each type of service provider. This sales channel predominantly provides data connectivity both in terms of local access (tail-ends) and core networks. Being well placed to leverage our extensive network asset, the Service Provider sales channel has demonstrated strong underlying growth in providing customers with backhaul solutions, which are high bandwidth connections between a site and the core network. We believe significant market demand exists for such services driven by local loop unbundlers transporting data away from BT exchanges, as well as mobile operators requiring higher bandwidth connections from mobile masts as a result of growth in 3G and data services.

In addition to network services, a small number of significant contracts drive financial performance, such as local area network cabling projects in Business Markets, such as the new Terminal 5 at Heathrow Airport, and network builds for other operators in Service Provider where revenue peaks during construction phases and lower ongoing rentals are received during the maintenance phase.

Products and Services

ntl:Telewest Business offers a wide portfolio of voice and data services, from analog telephony to managed data networks and applications. Our product strategy is focused on delivering managed services, such as customer contact solutions, national Ethernet and internet protocol virtual private networks, or IP VPN, products which as a result, have experienced strong growth since 2005.

We enhance product development through an internal program we have developed that drives regular and timely deliverables that are aligned with the needs of target customers. This clear focus has helped to maintain our leadership in Ethernet services in 2007, innovate in new areas such as IP CCTV, and drive cost-base improvements in more traditional services.

Voice Products and Services

- *Outbound and Inbound Voice:* We offer a complete suite of voice products ranging from analog and digital services to converged IP telephony solutions. Strong regional presence and expertise has driven market share in products such as Centrex, where local government and private sector organizations benefit from a managed platform that delivers a uniform suite of features across multiple sites. Developments like IP Multimedia, which offers functionality such as desktop-to-desktop video conferencing, represent the next generation of voice services in a converging IP world.

Data Products and Services

- *Converged Solutions:* By using a single network to transport voice, data and video, our customers can benefit from cost synergies, flexibility and control. The services within our converged solutions portfolio enable this with products such as IP VPN. Given our network ownership and extensive reach, we are able to link sites across the U.K. using a wide range of access technologies and with developments such as eight classes of service (currently more than offered by any other U.K. service provider) traffic can be discretely segmented into up to eight categories and prioritized to ensure that more time sensitive (e.g. voice) or critical application data is transported with priority.
- *Ethernet:* As a market leader in Ethernet solutions in the U.K., ntl:Telewest Business was the first European service provider to be independently tested and accredited by the Metro Ethernet Forum, or MEF. MEF9 and MEF14 accreditation demonstrates our ability to deploy 'point-to-point' and 'any-to-any' Ethernet networks that can be installed and scaled effectively,

while offering performance that supports voice, video and converged services. A complete range of products from local area network extensions to managed wide area Ethernet networks are available, providing customers with high bandwidth and flexible solutions.

- *Applications and Services:* As an overlay to network products, we also offer applications and services that add value to customers' communications infrastructure. For example, the IP CCTV services we deployed to a Scottish council delivered clear socioeconomic benefits and earned recognition by winning the 2007 IFSEC (a leading event for the security industry) Best Security Project award, as well as the Frost & Sullivan (a leading industry consultancy) accolade for Product Innovation.

Customer Service

The goal of ntl:Telewest Business is to become the natural choice for providing the communications requirements of our target customers, something we aim to achieve by delivering the best customer experience. This is reflected in the strategic emphasis of the division, focusing over 75% of ntl:Telewest Business employees on the sales, provisioning and in-life support of customers and their services. We believe this differentiated and complete service proposition provides us with a competitive advantage in our target market.

To maintain our capability and continually add value to our customers' experiences, we also focus investment in our people, developing teams in best-practice methodologies and supporting professional qualifications. The Cisco Gold Partnership requires sales and technical teams to be appropriately trained in new technologies, while Lean Sigma within business improvement teams, PRINCE2 (Projects in Controlled Environments 2) and APM (The Association for Project Management) in project management, and ITIL (IT Infrastructure Library) Best Practice accreditation within service management, all seek to ensure that employees are capable of responding professionally and effectively to customers.

Mobile Segment

On July 4, 2006, we acquired Virgin Mobile, the U.K.'s leading mobile virtual network operator, with approximately 4.5 million customers as of December 31, 2007. As a mobile virtual network operator, Virgin Mobile provides mobile telephone services to its customers over cellular networks owned by third parties. Virgin Mobile's main network partner currently is T-Mobile, and Virgin Mobile has entered into a minimum 10 year, non-exclusive network supply agreement with T-Mobile that was signed in January 2004. The majority of Virgin Mobile's customers are prepay customers, who top up their accounts prior to using the services and are not contracted to remain with Virgin Mobile for any period of time. Contract customers enter into contracts with Virgin Mobile for a minimum 30-day period. Virgin Mobile's customer base reflects a broad age demographic.

Virgin Mobile's successful business philosophy is centered around five key strengths: a strong brand; a capital-light business model; a differentiated approach to the market; award-winning customer service; and a focused management team. Increasingly, the opportunity to sell mobile services into the Virgin Media cable customer base will be a competitive differentiator for Virgin Mobile and for Virgin Media generally.

Virgin Mobile offers a broad range of mobile communications products and services, such as mobile voice and non-voice services (including SMS, picture messaging and entertainment services, such as games, news and music services) delivered over 2G, 2.5G and 3G platforms. Virgin Mobile offers handsets and/or SIM cards by way of cross-sell opportunities into the Virgin Media cable customer base, and through approximately 5,000 sales outlets in the U.K., including approximately 1,300 specialist shops, concessions located in Zavvi (previously Virgin Megastores) and Virgin Media-branded stores, as well as through a wide range of general retailers, its website and its customer care centers. We plan to

expand the distribution network by opening further retail stores over the next few years. The concessions and retail outlets act as both a sales and service channel and provide Virgin Mobile with direct access to its customers. Prepaid airtime is sold in all of these channels in addition to others.

Virgin Mobile aims to provide superior customer service and has won the Best Customer Service Award from Mobile Choice magazine for the past seven years running, as well as many other industry customer service awards. Virgin Mobile's three existing customer call centers are located in Trowbridge (in-house) and Middlesbrough (outsourced) in England, and in Johannesburg, South Africa (outsourced). Customers can contact the call centers 24 hours per day, 7 days per week.

Content Segment

Through our wholly-owned subsidiaries, Virgin Media Television Limited, or Virgin Media TV, and sit-up Limited, or sit-up, we provide basic (i.e., non-premium) television channels and related services to the U.K. multi-channel broadcasting market (including to our Cable Segment) and a wide variety of consumer products by means of sit-up's auction-based shopping channels.

Virgin Media TV has seven genre-based entertainment channels, including Virgin 1, Living, Bravo, Trouble and Challenge, and five additional "multiplexed" channels which have identical content to another channel but broadcast one hour later. Virgin Media TV also owns a 50% interest in the companies that comprise the UKTV Group, a series of joint ventures with BBC Worldwide. Together, Virgin Media TV and the UKTV Group are the largest supplier of basic channels to the U.K. pay television market. UKTV currently has nine pay channels, including UKTV Gold and Dave, and eight associated multiplexed channels.

Depending upon the distribution agreement with the platform operator and the package chosen by the customer, our wholly-owned and UKTV channels are available on our own analog and digital platforms and the satellite digital platform. These channels generate revenue by the sale of airtime and sponsorship to advertisers and advertising agencies by Virgin Media TV's advertising sales department, IDS (Interactive Digital Sales Limited). Most channels also generate distribution revenue based on either the number of customers subscribing to programming packages carried by the relevant platform operators or a fixed monthly fee. Virgin Media TV and UKTV are also represented on Freeview, a U.K. free-to-air digital television service, with UKTV History, Dave and Virgin 1 available to Freeview viewers as well as subscribers to all multi-channel platforms. UKTV History, Dave and Virgin 1 are separate channels with distinct offerings that operate within one of the general entertainment slots available on Freeview.

sit-up provides a wide variety of consumer products through three interactive auction-based television channels: price-drop tv, bid tv and speed auction tv. These channels are available on our own digital platforms, satellite, and also on the internet. Price-drop tv and bid tv are also available on Freeview.

In November 2007, with our joint venture partner Setanta Sports Holdings Limited, we launched Setanta Sports News, a sports news channel available to all of our DTV customers at no additional cost. Setanta Sports News is also available on satellite and the internet.

Our Network

Our deep fiber access network has enabled us to take a leading position in the roll-out of next generation broadband access technologies in the U.K. During 2008 and 2009, we plan to deploy the next generation of wideband cable broadband technology enabling ultra-fast broadband services of 50Mb and higher. Our investment in the next generation broadband access technologies is the latest in a series of significant infrastructure investments to ensure that we remain at the forefront of communication and entertainment services in the U.K.

Our network in the U.K. currently passes approximately 12.6 million homes in our regional service areas as well as passing a significant number of businesses in these areas. Our service areas include parts of many of the major metropolitan areas in the U.K., including Belfast, Birmingham, Bradford, Brighton, Bristol, Cambridge, Cardiff, Coventry, Derby, Dundee, Edinburgh, Exeter, Glasgow, Leeds, Leicester, Liverpool, London, Manchester, Newcastle, Nottingham, Oxford, Perth, Plymouth, Portsmouth, Reading, Sheffield, Southampton, Swansea and Teesside.

The core network has a fiber backbone that is approximately 23,000 kilometers long. This includes over 15,500 kilometers which are owned and operated by us and approximately 7,500 kilometers which are leased fiber from other network owners. Over 157 switches direct telephone traffic around the core and local networks. In addition, we have more than 600 hub sites, points of presence, repeater nodes or other types of network sites, and facilities at over 140 radio sites.

Our deep fiber access network delivers broadband, fixed line telephony and both digital and analog television services to our customers' homes. The connection into each home from the fiber access network comprises of two components combined into a single "siamese" drop cable. First, to provide television services and high-speed broadband internet access, we make use of a high capacity, two-way, coaxial cable which has considerable bandwidth and is able to support a full portfolio of linear and on demand TV services as well as ultra-fast broadband services. Second, we use short length twisted copper-pair to economically connect fixed line telephony services to our fiber access network via primary multiplexers. Our relatively short twisted copper pairs (typically 500 meters in length) are also capable of supporting the latest VDSL2 copper broadband technologies enabling speeds of 50Mb/s downstream and 10Mb/s upstream. This capability provides us with a structural advantage over traditional all copper local distribution networks, which are typically 3,250 meters in length, and are only capable of supporting the previous generation of ADSL and ADSL2+ broadband technologies which are both slower and much less capable in the upstream.

Because of the extensive use of fiber in our access networks, we are also able to provide high-speed ethernet services directly to business customers and provide nationwide area networking to these customers via our core networks.

We have a variety of alternative methods to connect our national telecommunications network over the "last mile" to the premises of those customers that are located outside of our cabled areas, including:

- we obtain permits to construct telecommunications networks and build out our network to reach our customers. Although this is often the most costly means of reaching a customer, the expense can be justified in the case of larger customers, or where a significant level of traffic is obtained from a customer; and

- we lease circuits and DSL connections on the local networks of other service providers to connect to our customers' premises. Although this may reduce the operating margin on a particular account, it requires significantly less capital expenditure than a direct connection, can often be put into place relatively quickly, and can be replaced with a direct connection at a later date if traffic volumes justify doing so.

Nationally, approximately 94% of the homes passed by our cable network can receive all of our broadband, digital television and fixed line telephone services. We cannot however currently provide all three of the main services on some older parts of the network. In 2007, we completed a cable network upgrade program targeting more than half a million homes in the London area, where there was an older, less robust cable network. These homes can now be offered broadband, interactive digital television and fixed line telephone services.

Our mobile telephone services are provided over cellular networks owned by third parties. Our main mobile network provider is T-Mobile. We also use networks owned by other partners to provide some ancillary services. T-Mobile currently operates 2G, 2.5G and 3G networks in the U.K.

Information Technology

The operation and support of our information technology systems are performed by a mix of outsourced and internally managed services. These systems include billing, enterprise resource planning, business intelligence, corporate network, payroll, data center and desktop infrastructure.

The program of integrating our key information technology systems in order to improve operational efficiency continued in 2007. A further 1.57 million customers were migrated during the year onto our principal customer care and billing system. The billing system integration is largely completed with the remainder of our on-net broadband customers, our off-net broadband customers and a portion of our ntl:Telewest Business customers expected to be migrated during 2008. As a result of this program and other IT consolidation activities we continue to reduce our dependency on high cost external support and management services for a number of diverse software applications and hardware platforms that have now been decommissioned.

In April 2007, we completed the consolidation of the majority of our finance, logistics, human resources and payroll functions into a single enterprise resource planning system. Our consolidated enterprise resource planning system has facilitated a number of process efficiencies and governance enhancements. During 2008, we will continue to investigate further consolidation and enhancements, and will leverage cost savings and process benefits where appropriate.

Competition

Cable Segment

Consumer

We believe that we have a competitive advantage in the U.K. residential market because we offer a wide range of communications services, including high-speed broadband internet, fixed line and mobile telephone and television services using our advanced network, while many of our competitors must rely on BT's network to provide their services. We offer most of our products on a stand alone basis or as part of bundled packages designed to encourage customers to subscribe to multiple services. We offer broadband internet and telephone services nationally and currently offer television services in our service areas only. Competition in each of these services individually is significant and some of the other service providers have substantially greater resources than us.

Key recent developments amongst our primary competitors have included:

- *BT Group plc.* During 2007, BT Vision, a Freeview and IP-based pay television service, was launched nationally. BT also expanded its library of on-demand programming through a number of agreements with content partners. In mid 2007, BT Vision Sport was launched, offering access to Setanta Sports and near-live matches. BT Retail launched its second evolution of BT Fusion in 2007, which offers a dual-mode mobile/WiFi handset that allows a user to make Voice over Internet Protocol, or VoIP, based calls via WiFi in the home and using the BT Openzone network on a handset which can also make traditional mobile calls outside the home. BT also acquired two small internet service providers, Plusnet plc and Brightview Group Limited.

- *British Sky Broadcasting Group plc.* BSkyB, a long-time competitor in the pay television market, heavily markets triple play bundles (broadband, fixed line telephone and television). BSkyB also has a limited video on demand service branded Sky Anytime for their customers with newer PVRs.

- *Carphone Warehouse Group plc.* Carphone Warehouse resells mobile phone services (including Virgin Mobile) via its own retail distribution channels and offers fixed line telephone and broadband services under its TalkTalk brand. During 2007, Carphone Warehouse continued to pursue an aggressive pricing policy by introducing a cheaper TalkTalk fixed telephone line and broadband bundle and offering free laptops with AOL broadband.
- *Tiscali S.p.A.* Tiscali offers fixed line telephone, broadband and, following the acquisition of Video Networks Limited in 2006, IP-based television services. During 2007, Tiscali acquired Pipex Communications plc, which consisted of several smaller retail broadband internet service providers, such as Bulldog and Toucan. Tiscali's IP-based television service was re-launched in 2007 under the brand name Tiscali TV and offered as part of an aggressively priced bundle. In 2007, Tiscali also introduced a free line rental bundle which was available in selected areas.
- *Orange.* Orange offers a triple play of mobile phone, fixed line phone and broadband services. During 2007, Orange entered the fixed line telephone market, having previously only offered VoIP calls, by offering the service as part of a bundled package.
- *Vodafone and O2.* Vodafone launched a fixed line and broadband package in early 2007. Following the acquisition of Be Internet in 2006, O2 launched a broadband service in late 2007.

Cable Television

We compete primarily with BSkyB in providing pay DTV to residential customers in the U.K. BSkyB is the only pay-satellite television platform in the U.K. and has a high market share of the U.K. pay television market. BSkyB owns the U.K. rights to various sports and movie programming content which it has used to create some of the most popular premium pay TV channels in the U.K. BSkyB is therefore both our principal competitor in the pay television market, and an important supplier of premium television content to us. The Office of Fair Trading, a U.K. regulatory agency which we refer to as the OFT, has previously determined that BSkyB is dominant in the wholesale supply of channels carrying certain premium sports content and premium movies. Subject to a continuing finding of dominance, European and U.K. competition laws prevent BSkyB from abusing its market position in relation to the supply of these channels to us. Even so, we believe that the current terms for this content are not reasonable and should be improved. We currently trade on BSkyB's rate card terms and pricing for their premium movie and sports channels. These terms can be changed by BSkyB on 45 days' notice. Additionally, BSkyB has refused to supply us certain enhancements to these services, such as High Definition TV content, some sports programming offered via "red button" functionality and other "red button" functionality features.

Residential customers may also receive digital terrestrial television, or DTT. Digital signals are delivered to customer homes through a conventional television aerial and a separately purchased set-top box or an integrated digital television set. The free-to-air DTT service in the U.K. is branded Freeview. This service is provided by a consortium of operators, including the BBC, and offers customers a limited range of television channels, which include the traditional analog channels. Customers do not pay a monthly subscription fee for basic Freeview service but must acquire a Freeview enabled set-top box or a television with a digital tuner. During 2007, according to the Office of Communications, or Ofcom, Freeview became the U.K.'s most popular digital television service. Other developments included the launch of a new range of Freeview digital television recorders under the brand "Playback". BSkyB has also announced its intention (subject to an Ofcom consultation) to remove its free channels (Sky News, Sky Sports News and Sky Three) from Freeview and to substitute pay channels in their place.

Top Up TV is a pay television service offering selected programs from over twenty pay television channels for a fixed fee to subscribers who otherwise receive Freeview and have purchased a Top Up TV digital video recorder.

During 2007, the availability of IPTV services increased as BT Vision, a combined DTT television service and a video on demand service over a DSL broadband connection, was launched nationally and Tiscali expanded coverage of their service beyond parts of the London metropolitan area. BSkyB also launched a video on demand service over a DSL broadband connection and bundles that service with its other offerings.

There are a number of new and emerging technologies which can be used to provide video services that are likely to compete with our DTV and video on demand services. These include DSL services mentioned above and third generation, or 3G, mobile telephony.

Telecommunications is a constantly evolving industry and we expect that there will continue to be many advances in communications technology and in content. These advances, together with changes in consumer behavior, and in the regulatory and competitive environments, mean that it will be difficult to predict how our operations and businesses will be affected in the future.

The U.K. government has stated that it will terminate ATV transmission by 2012. Consumers wishing to receive television services will have to convert to DTV, currently available via digital satellite, DTT, DSL or cable. However, when ATV transmission is terminated, the terrestrial DTV signal and network may be strengthened. This will enable terrestrial DTV to be made available to additional customers' homes that cannot currently receive a signal. It may also provide additional capacity to allow the Freeview channel line-up to be expanded to include new channels.

There is also a growing demand and supply of full-length video content via broadband connections to the personal computer. Content owners, online aggregators, television channel owners, etc. are increasingly using broadband as a new digital distribution channel direct to consumers (primarily via downloading). Current business models tend to be on a pay-per-transaction basis. This does represent a potential disintermediation threat to pay television platforms, though the actual demand and willingness to pay for broadband distributed content is unlikely to represent sufficient revenues and benefit to content owners to displace pay television as a preferred distribution channel for the near future.

Broadband Internet

We provide broadband and dial-up internet services to customers within reach of our access network by direct connection to our network. We also provide broadband and dial-up internet services to customers not within reach of our access network by providing a connection to our network via BT's local access network. Our internet services compete with BT, which provides broadband and dial-up internet access services over its own network both as a retail brand and as a wholesale service.

An increasing number of companies are deploying their own network access equipment in BT exchanges via a process known as local loop unbundling, or LLU. LLU allows an ISP to reduce the recurring operating costs incurred through BT Wholesale by reducing the proportion of traffic that must travel directly over BT's network. LLU deployment requires a substantial capital investment to implement, and requires a large customer base to deliver a return on investment. By the end of 2007, both Carphone Warehouse and BSkyB had rolled out significant LLU networks (with approximately 70% coverage in the United Kingdom). Other operators such as Orange and Tiscali were deploying LLU to some degree.

BT and third party service providers use DSL technologies which, like our network, permit internet access to be provided at substantially greater speeds than conventional dial-up access.

In addition to the increasing competition and pricing pressure in the broadband market arising as LLU players look to gain the customer scale to make a return on their investment, there is the longer term threat of new access technology. 3G mobile technology, other wireless technologies such as Wi-Fi and Wi-Max, broadband power line (which utilizes existing electricity networks to deliver high-speed

broadband internet services) and mobile broadband may subject us to increased competition over time in the provision of broadband services.

Fixed Line Telephone

We provide fixed line telephone services to customers who are within reach of our network by direct connection to our network and, like our internet services, to customers off our network via BT's local access network. We compete primarily with BT in providing telephone services to residential customers in the U.K. BT occupies an established market position. We also compete with other telecommunications companies that provide telephone services, either directly through LLU or indirectly, including Carphone Warehouse under the brand name TalkTalk, BSkyB, Tiscali, Orange and Tesco.

We also compete with mobile telephone networks that may threaten the competitive position of our networks by providing a substitute to fixed line telephone services. Mobile telephone services also contribute to the downward price pressure in fixed line telephone services. Through our acquisition of Virgin Mobile in July 2006, we now provide mobile telephony services to approximately 4.5 million customers.

There is also competition from companies offering VoIP services using the customer's existing broadband connection. These include services offered by independent providers, such as Vonage and Skype, as well as those affiliated with established competitors such as BT and Orange. These services generally offer free calls between users of the same service, but charge for calls made to normal phone numbers either on a flat monthly rate for unlimited calls (typically restricted to geographic calls) or on a pence per minute rate.

Business

The U.K. business telecommunications market is characterized by strong competition and comprised of traditional network operators such as BT and Cable & Wireless plc, or C&W, virtual network operators such as Vanco plc, or Vanco, and systems integrators like Affiniti, a trading name of Kingston Communications (Hull) Plc. While BT represents the main competitive threat nationally due to its network reach and product portfolio, other providers compete within product and geographic segments. Thus plc, Affiniti and COLT Telecom Group plc, for example, have network advantages within certain regions.

Within retail markets, traditional competitors are becoming increasingly focused, with organizations such as C&W, and Thus plc targeting the largest national and multi-national corporations. We continue to focus on small, medium and large nationally oriented businesses where leveraging our network asset can provide an economic advantage.

System integrators, or SIs, are also becoming an increasing competitive threat, as IT integration, management and outsourcing begins to form an element of many larger organizations requirements. ntl:Telewest Business seeks to address this as an opportunity to drive sales of access network, the underlying infrastructure for integrated IT systems, and, in 2007, established an SI channel within the Service Provider sales team.

In the future, further competition from mobile operators is expected, as they explore strategies to enter the fixed line market with convergence propositions to our target customers.

Competition in the U.K. market continues to be based on value for money, the key components of which are quality, reliability and price. Customers, particularly larger organizations that utilize the network to enable business-critical applications and solutions, accept higher price points in exchange for consistent delivery and performance against service level agreements.

Mobile Segment

Virgin Mobile faces direct competition from mobile network operators and other mobile virtual network operators. Its key competitors are the other major mobile communication providers in the U.K., including O2, Vodafone, Orange, T-Mobile and 3. In addition, a number of smaller players have emerged including BT Mobile, Carphone Warehouse, Tesco Mobile and ASDA.

In the broader telephony market, Virgin Mobile competes indirectly with many fixed line telephone operators and resellers, and internet telephony providers in the U.K., including BT. See "Competition—Cable Segment" for more information on these competitors.

Content Segment

Virgin Media TV supplies basic television programming to the U.K. multi-channel television market and generates revenues largely on advertising and subscription revenues from that television programming.

Virgin Media TV's television programming competes with other broadcasters and may lose audience share, as a result of which its advertising revenues may decrease. Market and economic factors apart from individual channel performance may also adversely influence subscription and advertising revenues or carriage of the channels. Virgin Media TV's primary customer other than Virgin Media itself is BSkyB, which has used its dominance in the pay TV market to substantially reduce carriage subscription payments made to Virgin Media.

Virgin Media TV competes for program rights with broadcasters transmitting similar channels. As a result of this and competition for a limited number of well-known program rights, the price of these program rights is increasing and could increase further, thereby limiting Virgin Media TV's ability to purchase that programming for transmission on its channels or adversely affecting the profitability of its channels. UKTV, Virgin Media's joint venture with the BBC, could be affected by similar factors, although this is less likely due to a 'first look' program agreement with the BBC.

Virgin Media TV's advertising sales department competes with the sales departments of BSkyB, ITV1 and Channel 4.

sit-up sells a wide range of products, including electronics, jewelry, clothing and home furnishings through its innovative retail shopping channels. Consequently, it competes with a large variety of retailers in the U.K. market. In common with other retailers, the business experiences a seasonal peak in the fourth quarter of the year and is affected by general consumer confidence and purchasing trends.

sit-up also competes with other shopping and auction-based channels. Because the majority of its sales are initiated from television broadcasts, sit-up also competes with other television channels for audiences. The future performance of the business may be affected by any changes in television viewing habits.

Government Regulation

Regulation in the European Union (EU)

The European Parliament and Commission regulate our principal business activities through Directives and various other regulatory instruments.

In particular, in February 2002, the European Commission adopted a package of new Directives which, together, set out a new framework for the regulation of electronic communications networks and services throughout the EU. This new framework consisted of four Directives, namely:

- Directive 2002/21 on a common regulatory framework for electronic communications networks and services (the Framework Directive);

- Directive 2002/20 on the authorization of electronic communications networks and services (the Authorization Directive);
- Directive 2002/19 on access to and interconnection of electronic communications networks and associated facilities (the Access and Interconnection Directive); and
- Directive 2002/22 on universal service and users rights relating to electronic communications networks and services (the Universal Service Directive).

This package of Directives was supplemented, subsequently, by the Communications and Privacy Directive which dealt, among other things, with data protection issues in relation to the provision of electronic communications services.

The U.K. Government incorporated these Directives into its national laws under the Communications Act 2003, which came into effect on July 25, 2003, and the Communications Privacy Regulations, which came into effect on December 11, 2003.

During 2006, the European Commission commenced a review of these Directives (the Regulatory Framework Review). This review led to the publication of a number of draft amending Directives in November 2007. It is anticipated that these draft Directives will have their First Reading in the European Parliament in September 2008. One notable proposal under these draft Directives is for the creation of a European Electronic Communications Market Authority which would have, as part of its remit, the duty to contribute towards the harmonization of regulation relating to electronic communications across the EU. It is not intended, however, that this new Authority would replace national regulatory authorities such as Ofcom (see below under Regulation in the U.K.). It is not currently anticipated that the proposals contained in the draft Directives will have any material adverse impact on our business.

In June 2007, the EU Roaming Regulation (the Roaming Regulation) imposed new retail and wholesale price controls on international mobile roaming within the EU and required greater levels of transparency of retail pricing information.

At the retail level, operators such as Virgin Mobile were required to offer a per minute "Eurotariff" and consequently, Virgin Mobile reduced its standard retail prices for roaming calls within the EU in line with the Eurotariff requirements. Virgin Mobile will be required to further reduce such retail roaming prices in August 2008 and August 2009, in line with the further reductions in the Eurotariff mandated in the Roaming Regulation.

At the wholesale level, the average per minute wholesale charge between any pair of network operators over a 12 month period in respect of outbound roaming calls within the EU may not exceed the price cap mandated in the Roaming Regulation. Further reductions are required in August 2008 and 2009. We understand Ofcom expects network operators to adjust their bilateral contractual pricing provisions to meet the wholesale price cap well before the end of the first 12 month calculation period in August 2008.

The wholesale rate cap should result in a reduction in the wholesale cost per minute incurred by Virgin Mobile when its customers roam in the EU, although the requirement that the wholesale price cap be based on a 12 month average charge will delay the flow-through to Virgin Mobile of the benefit of this reduction. The Roaming Regulation could have a negative impact on profits especially in the period until Virgin Mobile receives the benefit of the wholesale price reduction.

Regulation in the U.K.

We are subject to regulation under the Communications Act 2003, the Broadcasting Acts 1990 and 1996 and other U.K. statutes and subordinate legislation. The Communications Act 2003 established a

regulatory authority, the Office of Communications (Ofcom), as the single regulatory authority for the entire communications sector.

Under the Communications Act 2003, communications providers, such as ourselves, are no longer required to hold individual licenses in order to provide electronic communications networks and services, although certain licenses are required (see below under "Cable TV Regulation" and "Mobile Telecoms Regulation") in order to own or operate mobile networks, TV channels or to provide certain facilities such as electronic program guides on the cable TV platform. Even so, all communications providers are subject to a set of basic conditions imposed by Ofcom, which are known as the General Conditions of Entitlement. Any breach of these conditions could lead to the imposition of fines by Ofcom and, ultimately, to the suspension or revocation of a company's right to provide electronic communications networks and services.

The General Conditions of Entitlement and SMP Conditions

Full details of the General Conditions of Entitlement are available on Ofcom's website (www.ofcom.org.uk). Some of the requirements under the General Conditions of Entitlement include:

- a requirement to negotiate interconnection arrangements with other network providers
- a requirement to ensure that any end-user can access the emergency services and that accurate customer location data is made available to the emergency services
- a requirement to offer outbound number portability to customers wishing to switch to another network provider and to support inbound number portability where we acquire a customer from another network provider
- a requirement to comply with a number of high-level obligations designed to address consumer harm associated with broadband migrations
- a requirement to ensure that any end-user can access a directory enquiry service
- a requirement to publish up-to-date price and tariff information
- a requirement to provide itemized billing on request from each customer

In addition to the General Conditions of Entitlement, Ofcom imposes further conditions on providers of electronic communications networks or services who have significant market power (SMP) in identified markets. In regulatory terms, SMP equates to the competition law concept of dominance. The EU regulatory framework adopted in 2002, required Ofcom to carry out a number of initial market reviews to establish which providers held SMP in these markets, and should therefore be subject to further conditions, and to keep these markets and any other relevant markets identified by Ofcom under regular review. This resulted in British Telecommunications plc (BT) being found to have SMP in a substantial number of markets and as a result, being made subject to further regulatory requirements in both wholesale and retail markets. Under the Regulatory Framework Review (see above under "Regulation in the European Union") the number of markets that Ofcom is obliged to keep under review and where it is required to make SMP assessments has been reduced significantly with effect from November 2007. It is possible that this will lead, over time, to the lifting of a number of regulations previously imposed on BT, particularly in retail markets, with the result that BT will be able to compete more aggressively in these markets. However, prior to any such regulation being reduced in any market, Ofcom is obliged to undertake a further market review. Only if the market is deemed to be competitive will a reduction in regulation be considered. Moreover, any reduction of specific SMP-related regulation would not remove the requirement for BT to comply with remaining SMP-related regulation, the General Conditions of Entitlement and U.K. and EU competition law.

Under one of the earlier reviews, all fixed operators, including ourselves, have been found to possess SMP in relation to the termination of calls on their own networks. This has resulted in the imposition of a requirement on all fixed operators to provide access to their networks on fair and reasonable terms for terminating calls, with additional requirements being imposed on BT and Kingston Communications. We have not been found to possess SMP in any of the other voice, data or internet markets in which we operate.

All U.K. mobile network operators (MNOs) have been found to possess SMP in relation to the termination of calls on their own networks. Accordingly, in June 2004, Ofcom imposed Specific Conditions on each of the MNOs in respect of their 2G networks requiring, among other things, a reduction in the average charges for termination of voice calls on their networks levied on fixed line operators or other MNOs. These price controls were renewed in March 2007 and require further average price reductions to be achieved by all MNOs (including 3) in respect of voice call termination on their 2G and 3G networks over the period from the end of March 2007 to the end of March 2011. As Virgin Mobile is not an MNO such proposals do not apply directly to us. However, under the terms of the network supply agreement we have with our network provider, T-Mobile, they will continue to operate to decrease the inbound interconnect revenue we receive from T-Mobile in respect of calls made to our customers. Ofcom is currently reviewing the wholesale SMS termination market. Ofcom believes the review will take 12 to 18 months.

The Strategic Review of Telecommunications

Following the passing of the Communications Act 2003, Ofcom announced that one of its first tasks would be to carry out a strategic review of telecommunications in the U.K. (TSR).

The TSR commenced in April 2004 with the observation from Ofcom that, despite almost twenty years of telecommunications liberalization in the U.K., BT remained dominant in almost all telecommunications markets. Ofcom felt, therefore, that it should seek to increase competitive intensity by improving third party access to the BT network.

Having reached this conclusion, Ofcom has developed a concept known as "equivalence". Broadly, this concept has been defined as enabling BT's competitors to gain access to BT's network infrastructure on exactly the same (i.e. equivalent) terms as BT itself enjoys.

At the conclusion of the TSR, BT offered and Ofcom accepted a number of undertakings to put the concept of equivalence into practice in its dealings with competitors. This has been achieved primarily through the creation of a new division within BT called "Openreach" which manages and sells network services to competitors and the rest of BT on the same terms and conditions (including prices) and in accordance with the same processes.

The efficacy of these undertakings was formally reviewed by Ofcom during 2007. Ofcom stated that BT had made very significant progress in implementing the undertakings and had committed considerable resources to meeting its obligations, including the creation of Openreach as an independent business unit in January 2006. Ofcom stated that these changes had benefited competition and end consumers. In addition, Ofcom now wants to ensure that Openreach has clear incentives to improve its performance levels to deliver better products and service to its own retail business and to other communications providers and their customers. We expect this matter to be addressed further during 2008.

Universal Service

The concept of universal service is designed to ensure that basic fixed line telecommunications services are available at an affordable price to all citizens across the EU. The scope of universal service obligations is defined by the Universal Service Directive (see above under "Regulation in the European

Union") and is transposed into U.K. regulation by the Universal Service Order. This Order has been implemented by Ofcom which has imposed a number of specific universal service requirements on BT and Kingston Communications, both of which have been designated by Ofcom as universal service providers.

The European Commission has been considering the future scope of universal service obligations as part of the Regulatory Framework Review (see above under "Regulation in the European Union"). Some of the main changes proposed are intended to improve the provision of information for customers and end-users and to facilitate the use of e-communications services by disabled users. We would be affected by any future decision to require us to provide or to contribute to the funding of universal service in the U.K.

Electronic Communications Code

Under the Telecommunications Act 1984, which was largely replaced by the Communications Act 2003, licensed public telecommunications operators were eligible for enhanced legal powers under the electronic communications code annexed to the Telecommunications Act 1984, or Code Powers. Code Powers give enhanced legal rights of access to private land, exemption from some requirements of general planning law and the right to install equipment in the public highway.

Any operator which possessed Code Powers under the previous licensing regime automatically retained those powers under the Communications Act regime. Our subsidiaries that provide electronic communications networks and services have Code Powers.

Each operator is required to certify to Ofcom each year that it has sufficient and acceptable financial security in place to cover the costs which could be incurred by local councils or road authorities if they were required to remove equipment or restore the public roads following the insolvency of that operator. This security is commonly described as "funds for liabilities." Ofcom has indicated that it will generally require an operator to provide board level certification of third party security for this purpose.

Next Generation Access

In September 2007, Ofcom launched a consultation process in respect of Next Generation Access (NGA), the focus of which was to consider whether changes to current regulation were necessary in order to stimulate increased and further investment in high-speed broadband access networks. We will continue to engage with Ofcom in this debate throughout 2008.

Wholesale Broadband Access

Ofcom concluded the second phase of the Wholesale Broadband Market Review in February 2008. A statement and action plan is expected in summer 2008. This will remove certain regulatory obligations on BT to provide wholesale services currently used by operators to provide broadband access in the most competitive areas of the U.K. Until the timing for these changes is proposed it is not possible to accurately predict the impact for our business, The impact of any changes is unlikely to be seen until late 2009.

Business Connectivity

A market review of Business Connectivity services was launched in January, 2008. It is likely this will determine that competition exists in certain areas and, as such, a reduction in regulation over time is likely to be proposed. The impact of these changes is unlikely to be seen until late 2009.

Cable TV Regulation

Although we are no longer required to hold individual licenses to provide electronic communications networks and services, we are still required to hold individual licenses under the Broadcasting Acts 1990 and 1996 for any television channels which we own or operate and for the provision of certain other services (e.g. electronic program guides) on our cable TV platform.

We therefore hold a number of Television Licensable Content Service Licenses (TLCS licenses) under the Broadcasting Act 1990 for the operation of television channels and for the provision of our electronic program guide.

TLCS licenses are granted and administered by Ofcom. The licenses require that each licensed service complies with a number of Ofcom codes, including the Broadcasting Code, and with all directions issued by Ofcom. Breach of any of the terms of a TLCS license may result in the imposition of fines on the license holder and, ultimately, to the license being revoked.

Holders of TLCS licenses are required to pay an annual fee to Ofcom. The fees are related to the revenue earning capacity of each television service and are based on a percentage, set by Ofcom, of revenues from advertising, sponsorship, subscriptions and interactive services, with special rules applying to shopping channels.

In October 2006, Ofcom commenced a review of the various ways and the terms on which operators of digital TV platforms in the U.K. (including ourselves) allow access to their platforms for third-party TV channels and content providers. This review has not yet progressed beyond its initial stages. It is not possible, therefore, to predict the outcome of this review and whether access to digital TV platforms in general or to specific platforms in particular, including our cable TV platform, will become more heavily regulated as a result.

Mobile Telecoms Regulation

The use of radio frequency spectrum is regulated by the Wireless Telegraphy Act 2006 (WTA) and the Communications Act 2003. Ofcom has responsibility for allocating, licensing and regulating the use of spectrum. As Virgin Mobile is not an MNO we are not directly regulated by the WTA but our network provider, T-Mobile, does (and is required to) have WTA licenses in respect of the operation of their network.

A new legal and policy framework is being implemented across the U.K. and other member states to fulfill the European Commission's objective to effect coordination and harmonization with regard to the availability and efficient use of radio spectrum. The European Commission has proposed that specific spectrum bands should be subject to tradability throughout the EU and that this would be supported by limiting or removing regulatory restrictions on use. This would be mainly regulated at national level.

U.K. Competition Law

The Competition Act 1998 prohibits the abuse of a dominant market position and anti-competitive agreements in essentially the same terms as Articles 81 and 82 of the EU Treaty. The Act also introduced third party rights, stronger investigative and enforcement powers and the ability for the competition authorities to issue interim measures. The new enforcement powers include the ability to impose fines of up to 10% of worldwide turnover. The Competition Act is enforced by the Office of Fair Trading (OFT) and gives concurrent investigative and enforcement powers in matters concerning communications to Ofcom.

The U.K.'s competition law framework was further strengthened by the competition provisions of the Enterprise Act 2002, which came into force in June 2003. Under these provisions, among other

things, decisions on mergers are now made by the independent competition authorities, using competition based tests, rather than by the U.K. Government.

Under other provisions of the Enterprise Act, individuals who cause, encourage, participate in or, in some cases, even those who have knowledge of, the making of agreements between competitors which are designed to fix prices, share markets, limit supply or production or rig bids in the U.K., can be prosecuted and punished with unlimited fines and imprisonment for up to five years. The courts may also order the disqualification for up to fifteen years of directors whose companies have committed a breach of U.K. or EU competition law.

In addition, the Enterprise Act gives sector regulators such as Ofcom the ability to make a "Market Reference" to the Competition Commission where they have reasonable grounds to suspect that any feature or combination of features of a market restricts or distorts competition. If a reference to the Competition Commission is made on these grounds, the Competition Commission will carry out a detailed inquiry and has wide-ranging powers to impose structural and behavioral remedies or both.

Pay TV Market Investigation

In January 2007, we made a joint submission to Ofcom with BT, Setanta Sport Holdings Limited (Setanta) and Top Up TV Europe Limited (Top Up) indicating that there are a number of features of the U.K. Pay TV market which result in competition being prevented, restricted or distorted and that BSkyB is able to exploit these features to marginalize and even foreclose competitors at all levels of the Pay TV market value chain.

Following this submission, Ofcom announced in March 2007 that it would be carrying out a study of the UK Pay TV market to determine whether a reference to the Competition Commission was appropriate. We made a further, more detailed, joint submission to Ofcom with BT, Setanta and Top Up in July 2007. Ofcom published its consultation document in December 2007.

Ofcom will continue its study of the UK Pay TV market throughout 2008 before deciding whether to make a referral to the Competition Commission. Ofcom cannot impose remedies itself (only the Competition Commission has power to impose remedies under these provisions of the Enterprise Act) but once Ofcom has decided that a referral to the Competition Commission is appropriate, it can accept undertakings from parties such as BSkyB, which can be structural and/or behavioral in nature, to remedy the competition problems in lieu of a referral to the Competition Commission.

WEEE Directive

On December 12, 2006, the U.K. government adopted the Waste Electrical and Electronic Equipment Directive (the WEEE Directive) previously adopted by the European Union relating to certain obligations associated with historical waste (as defined by the WEEE Directive). The WEEE Directive became effective on January 2, 2007 and imposes the responsibility for the disposal of waste electrical and electronic equipment on the manufacturers of such equipment. The main provisions relate to separate collection, disposal and recycling; standards for its treatment at authorized facilities; and collection, recycling and recovery targets. It requires distributors to allow consumers to return their waste equipment free of charge, which would include the set-top boxes and cable modems that we provide to our customers.

Corporate Responsibility

We regard corporate responsibility, or CR, as an important factor in the way we run our business. During 2007, we challenged ourselves to gain a better understanding of the fundamental responsibilities we owe to our stakeholders. Consequently, our approach to CR encompasses basic ethical questions associated with our marketplace and workplace in addition to wider questions around social and

environmental sustainability. We believe that our brand, people and products present a clear opportunity for using CR as a point of differentiation both in our sector and beyond.

The need to engage our people, which is a key priority for senior management, has been augmented by the strengthening of policies on issues such as employee well-being and learning and development. Similarly, we have worked alongside the Virgin Group's charitable arm, Virgin Unite, in developing a series of partnerships with charities such as Foyer and Lucca Leadership that enable us to use our people, products and expertise to generate social benefit. We have focused on generating an internal structure, consisting of regional and local charity champions, through which we can significantly accelerate our investment in charities and communities.

We have sought to gain an accurate understanding of our environmental impact by establishing baseline data in a number of key areas such as energy, transport and waste. We are also committed to the principle of sustainable procurement, details of which have been articulated in a new code of conduct that has formed the basis of a constructive dialogue with suppliers around issues such as labor standards and environmental sustainability.

Seasonality

Some revenue streams are subject to seasonal factors. For example, fixed line telephone usage revenue by customers and businesses tends to be slightly lower during summer holiday months. Our customer churn rates include persons who disconnect their service because of moves, resulting in a seasonal increase in our churn rates during the summer months when higher levels of U.K. house moves occur and students leave their accommodation between school years. In addition, our Content segment includes Virgin Media TV, which has a seasonally higher programming spend in the fourth quarter, and sit-up's home shopping channels, which earn potentially higher revenues in the fourth quarter, reflecting the Christmas holiday period, which is common in the retail industry. In our Mobile segment, fourth quarter customer acquisition and retention costs generally increase due to the important Christmas period and Mobile ARPU generally decreases in the first quarter of each year due to the lower number of days in February and lower usage after the Christmas period.

Research and Development

Our research and development activities involve the analysis of technological developments affecting our cable television, telephone and telecommunications business, the evaluation of existing services and sales and marketing techniques and the development of new services and techniques.

Patents, Trademarks, Copyrights and Licenses

We do not have any material patents or copyrights nor do we believe that patents play a material role in our business. We own and have the right to use registered trademarks, which in some cases are, and in others may be, of material importance to our business, including the exclusive right to use the "Virgin" name and logo in connection with our corporate activities and in connection with the activities of our consumer and a large part of our content businesses under license from Virgin Enterprises Limited. This license with Virgin Enterprises Limited is for a 30-year term and exclusive to us within the U.K. and Ireland. The license entitles us to use the "Virgin" name for the TV, broadband internet, telephone and mobile phone services we provide to our residential customers, as well as the acquisition and branding of sports, movies and other premium television content and the sale of certain communications equipment, such as set top boxes and cable modems. For our content operations, we are entitled to use the "Virgin Media Television" name for the creation, distribution and management of our wholly-owned television channels, and to use the "Virgin" name for our recently launched television channel, Virgin 1. Our license agreement provides for an annual royalty of 0.25% of certain consumer and content revenues, subject to a minimum annual royalty of £8.7 million, except for

Virgin 1, where we pay an annual royalty of 0.5% of revenues received by Virgin 1, subject to a minimum of £100,000. As part of the agreement, we have the right to adopt, and have adopted, a company name for our parent, Virgin Media Inc., over which, together with the name "Virgin Media", we retain worldwide exclusivity.

Employees

As of December 31, 2007, we had 15,060 employees, of whom 13,319 were permanent, and 1,741 were temporary or contract. Approximately 1,800 Service Operations, Network Operations, Design & Civils and Business Field Operations employees are covered by two recognition agreements with the Communication Workers Union, or CWU, and the Broadcasting, Entertainment, Cinematograph and Theatre Union, or BECTU. Both of these agreements are terminable by either the Union or us with three months' written notice. Except for the CWU arrangements, no other employees are covered by collective bargaining agreements. We believe that our relationship with the CWU, BECTU and our employees is generally good.

Our strategy is to become an employer of choice within our U.K. marketplace and therefore continue to build a well trained and motivated workforce. We are working on a number of initiatives to ensure that we build this into the way we work and have established specific milestones over the next 18 months. These initiatives range from embedding a consistent performance management process across the whole organization by setting clear annual objectives (both business and personal), establishing incentive-based awards, through to the ongoing refurbishment and improvement of the working environment. A number of other engagement initiatives are ongoing including employee satisfaction surveys and action plans, a recognition scheme, brand/culture training, and local charity and community activities.

Item 1A. Risk Factors

Our business, financial condition or results of operations could be materially adversely affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business.

Risks Relating to Our Business and Industry

We are subject to significant competition.

The level of competition is intense in each of the markets in which we compete, and we expect competition to increase. In particular, we compete with BT, BSkyB, Carphone Warehouse (Talk Talk), Tiscali, Vodafone, O2, Orange and T-Mobile, each of whom has significant operational scale, resources and national distribution capacity. We also compete with numerous internet service providers and indirect telephone access operators that offer telephone, broadband and dial-up internet services over BT's network. We will face increasing competition from mobile telephone network providers and new market entrants, including those providing VoIP and IPTV. The increase in competition will be compounded by technological changes and business consolidation, which may permit more competitors to offer the "triple-play" of digital television, fixed line telephone and broadband services, or "quad-play" bundles including mobile telephone services.

In the digital television market, we compete primarily with BSkyB in providing digital pay television services. Competition increased as a result of the launch of Freeview in October 2002, which provides over 40 digital terrestrial TV channels on a free-to-air basis to consumers who have purchased a Freeview digital set-top box or digital television recorder. In March 2004, Top Up TV launched a pay television service offering approximately 120 programs from 19 channels for a fixed fee to subscribers who otherwise receive Freeview and have purchased a Top Up TV set-top box. BT launched a personal

computer download service of video on demand home entertainment content over a broadband connection called BT Vision. BSkyB, Tiscali and others offer a similar service.

Our broadband service faces increased competition from BT, BSkyB, Carphone Warehouse (TalkTalk), Orange, O2 and others. Competitors may use new alternative access technology such as advanced, faster asymmetric digital subscriber lines, or ADSL+2, to deliver higher speeds. Local loop unbundling may decrease costs for new entrants and existing BT wholesale customers, leading to increased price competition.

Our fixed line telephony business competes with fixed line operators such as BT, telephone local loop unbundlers such as Carphone Warehouse (TalkTalk) and BSkyB, and several mobile telephone operators such as Vodafone, O2, Orange and T-Mobile.

Our business services also face a wide range of competitors, including BT, C&W, COLT Telecom Group plc and Thus plc, and a number of regional service providers. The nature of this competition varies depending on geography, service offerings and the size of the marketable area.

In the mobile telephony market, we face direct competition from mobile network operators such as O2, Vodafone, Orange, T-Mobile and 3, and other mobile virtual network operators, such as Carphone Warehouse, Tesco Mobile, BT Mobile and ASDA, in addition to fixed line telephone operators and internet telephony providers. Many of our competitors are part of large multinational groups, have substantial advertising and marketing budgets, have greater retail presence and may benefit from greater economies of scale than we do. As a mobile virtual network operator, our per unit economies may differ substantially from our competitors with their own networks, which may impact our ability to compete.

In order to compete, we have had to reduce the prices we charge for our services or increase the value of our services without being able to recoup associated costs. Reduced prices or increased costs have had a negative impact on our margins and profitability and could continue to do so in the future. In addition, if we are unable to compete successfully, even following price reductions or value enhancements, we may not be able to attract new customers, or retain existing customers.

Failure to control customer churn may adversely affect our financial performance.

The successful implementation of our business plan depends upon controlling customer churn. Customer churn is a measure of customers who stop using our services. Customer churn could increase as a result of:

- general reduction in the quality of our customer service, including billing errors;
- customers moving to areas where we cannot offer our digital television, or DTV, services;
- interruptions to the delivery of services to customers over our network and poor fault management;
- the availability of competing services, some of which may, from time to time, be less expensive or technologically superior to those offered by us or offer content that we do not offer; and
- the potential loss of customers due to their required migration from our analog television, or ATV, services to our more expensive DTV services when we stop transmitting our ATV signal.

An increase in customer churn can lead to slower customer growth, or indeed loss of customers, and a reduction in revenue.

We are licensed to use the Virgin name and logo but do not own it.

In February 2007, we rebranded certain areas of our business as Virgin Media and renamed our corporate parent Virgin Media Inc. under a 30-year license agreement with Virgin Enterprises Limited to use the Virgin name and logo. The use of the Virgin Media name and brand carries various risks, including the following:

- we will be substantially reliant on the general goodwill of consumers towards the Virgin brand. Consequently, adverse publicity in relation to the Virgin Group or its principals, particularly Sir Richard Branson, who is closely associated with the brand, or in relation to another Virgin name licensee, could have a material adverse effect on our business;
- the license agreement has a 30-year term, and we are obligated to pay a termination payment if the license is terminated early under certain circumstances; and
- we are required to meet certain customer service level requirements which are grouped into three key categories.

These service level categories include: Base Service Levels which, in addition to ensuring that employees are fully-trained, competent, courteous and respectful, set basic standards against which to measure complaint handling, complaint levels and call center performance. Technical Service Levels which measure certain technical requirements that affect our customers' experience, such as service availability and service response times. Aspirational Service Levels, which are levels of service that we and Virgin Group wish to achieve over time, to create new service measures and increase the demands on certain existing measures, covering a range of matters including customer satisfaction, customer advocacy, complaint levels, call center performance and staff satisfaction. A failure to meet our obligations under the license agreement could lead to a termination of the license.

If we lose the right to use the Virgin brand, we would need to rebrand those areas of our business that have been rebranded, which could result in increased expenditures and increased customer churn.

If we do not maintain and upgrade our networks in a cost-effective and timely manner, we could lose customers.

Maintaining an uninterrupted and high-quality service over our network infrastructure is critical to our ability to attract and retain customers. Providing a competitive service level will depend in part on our ability to maintain and upgrade our networks in a cost-effective and timely manner. The maintenance and upgrade of our networks will depend upon, among other things, our ability to:

- modify network infrastructure for new products and services, including faster broadband speeds;
- install and maintain cable and equipment; and
- finance maintenance and upgrades.

Our covenants in our senior credit facility effectively restrict our use of cash. If these covenants affect our ability to replace network assets at the end of their useful lives or if there is any reduction in our ability to perform necessary maintenance on network assets, our networks may have an increased failure rate, which is likely to lead to increased customer churn.

A failure in our critical systems could significantly disrupt our operations, which could reduce our customer base and result in lost revenues.

Our business is dependent on many sophisticated critical systems that support all of the various aspects of our cable network operations. Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, theft, natural disasters, fire, power loss, gas build-up, war or other catastrophes or any other threat to business continuity.

Moreover, our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. We do not currently have a formal company-wide disaster recovery plan, however, we are in the process of creating plans for key areas of risk in the business. Unanticipated problems affecting our systems could cause failures in our information technology systems, including systems that are critical for timely and accurate customer billing, or our customer service centers or interrupt the transmission of signals over our cable network. Sustained or repeated system failures that interrupt our ability to provide service to our customers, prevent us from billing and collecting revenue due to us, or otherwise meet our business obligations in a timely manner, would adversely affect our reputation and result in a loss of customers and revenue. Improvements to our revenue collection processes may not be successful or may not yield enhanced revenue collection. Inefficient collection could result in an increase in bad debt.

Our inability to obtain popular programming, or to obtain it at a reasonable cost, could potentially materially adversely affect the number of customers or reduce margins.

For the provision of television programs and channels distributed via our cable network, we enter into agreements with program providers, such as public and commercial broadcasters, or providers of pay or on demand television. We have historically obtained a significant amount of our premium programming and some of our basic programming and pay-per-view sporting events from BSkyB, one of our main competitors in the television services business. BSkyB is a leading supplier of programming to pay television platforms in the U.K. and is the exclusive supplier of some programming, including its Sky Sports channels and Sky Movie channels, which are the most popular premium subscription sports and film channels, respectively, available in the U.K. We buy BSkyB wholesale premium content on the basis of BSkyB's rate card terms and pricing, which can be changed on 45 days' notice by BSkyB, and not under a long term supply contract. Our agreement with BSkyB to purchase its basic programming channels expired on February 28, 2007, and we lost the right to carry those channels. As a result, we experienced increased churn and higher customer retention costs in 2007.

In addition to providing programming to us, BSkyB competes with us by offering its programming directly to its digital satellite customers. As a result of BSkyB's ownership of this content, it is able to charge us a price for its content that makes it challenging for us to compete with BSkyB's own retail pricing and still maintain a profit margin on the sale of that premium programming. BSkyB also offers content, such as high definition, some sports programming and interactive content, exclusively to its digital satellite customers and not to us.

In addition to BSkyB, our significant programming suppliers include the BBC, ITV plc, Channel 4, Channel Five, Viacom Inc., HBO, Discovery Communications Inc. and Turner, a division of Time Warner Inc. Our dependence on these suppliers for television programming could have a material adverse effect on our ability to provide attractive programming at a reasonable cost. In addition, the loss of programs could negatively affect the quality and variety of the programming delivered to our customers, which could have a material adverse effect on our business and results of operations and increase customer churn.

Unauthorized access to our network could result in a loss of revenue.

We rely on the integrity of our technology to ensure that our services are provided only to identifiable paying customers. The number of devices available in the U.K. which facilitate theft of service has increased. Any unauthorized access to our network could result in a loss of revenue, and any failure to respond to security breaches could raise concerns under our agreements with content providers. We continue to work on controlling unauthorized access to our networks.

The sectors in which we compete are subject to rapid and significant changes in technology, and the effect of technological changes on our businesses cannot be predicted.

The broadband internet, television, fixed line telephone and mobile telephone services sectors are characterized by rapid and significant changes in technology. The effect of future technological changes on our business cannot be predicted. It is possible that products or other technological breakthroughs, such as VoIP (over fixed and mobile technologies), mobile instant messaging, wireless fidelity, or WiFi, WiMax (i.e., the extension of local WiFi networks across greater distances) or internet protocol television, may result in our core offerings becoming less competitive and render our existing products and services obsolete. We may not be able to develop new products and services at the same rate as competitors or keep up with trends in the technology market as well as our competitors.

The cost of implementing emerging and future technologies could be significant, and our ability to fund that implementation may depend on our ability to obtain additional financing.

We depend on equipment and service suppliers that may discontinue their products or seek to charge us prices that are not competitive, either of which may adversely affect our business and profitability.

We have important relationships with several suppliers of customer equipment, hardware, software and services that we use to operate our network and systems and transmit our services. We also outsource various customer services. In many cases, we have made substantial investments in the equipment or software of a particular supplier, making it difficult for us in the short-term to change supply and maintenance relationships in the event that our initial supplier refuses to offer us favorable prices or ceases to produce equipment or provide the support that our network and systems require. If equipment or service suppliers were to discontinue their products or seek to charge us prices that are not competitive, our business and profitability could be materially adversely affected.

Furthermore, we rely upon outside contractors to install our equipment in customers' homes. Delays caused by these contractors, or quality issues concerning these contractors, could cause our customers to become dissatisfied and could produce additional churn or discourage potential new customers.

The integration of our billing systems may have an adverse effect on our customer service, customer acquisitions, customer churn rate and operating costs.

As a result of our growth through acquisitions, we inherited numerous billing and customer service systems. We continue to migrate our consumer cable and business customers to one central billing system. If we are not successful with this process, we might not be able to achieve the expected cost savings and customer service improvements associated with the new system. It is possible that billing errors and other customer service disruptions could occur during further integration processes, potentially resulting in increased customer churn or adverse effects on customer service, customer acquisitions, collections, customer numbers and the costs of maintaining our billing systems going forward.

Acquisitions and other strategic transactions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction.

From time to time we have made acquisitions, dispositions and have entered into other strategic transactions. In connection with such transactions, we may incur unanticipated expenses, fail to realize anticipated benefits, have difficulty integrating the acquired businesses, disrupt relationships with current and new employees, customers and suppliers, incur significant indebtedness, or have to delay or not proceed with announced transactions. These factors could harm our business and our reputation.

Revenue from our Content segment is highly dependent on subscriber fees and the television advertising market.

Our Content segment owns pay channels through Virgin Media TV and our joint ventures with the BBC and derives its revenue from subscriber fees and advertising revenue. BSkyB, our main competitor, is our largest customer for our programming and in early 2007 used its dominant position in pay television to substantially reduce the fees it pays for our Virgin Media TV channels. As we are dependent upon carriage of our programming in order to attract advertising revenue, BSkyB has considerable power to renegotiate the fees that we charge for our programs. In addition, the TV advertising market has faced steady declines over the last few years. Our failure to generate sufficient subscriber fees or advertising revenue will cause our Content segment revenue and cash flow to decline.

Regulation of the markets in which we provide our services has been changing rapidly; unpredictable changes in U.K. and EU regulations affecting the conduct of our business, including price regulations, may have an adverse impact on our ability to set prices, enter new markets or control our costs.

Our principal business activities have historically been regulated and supervised by various governmental bodies in the U.K. and by the regulatory initiatives of the European Commission. Regulatory changes have recently occurred, and may in the future occur, at the U.K. or EU level with respect to licensing requirements, price regulation, environmental regulation, accounting practices, interconnection arrangements, mobile termination rates, roaming regulation, number portability, carrier pre-selection, the ability to provide digital services, ownership of media companies, programming, local loop unbundling, data protection, the provision of open access by U.K. cable operators to other telecommunications operators, the adoption of uniform digital technology standards or the bundling of services. Regulatory changes relating to our activities and those of our competitors, such as changes relating to third party access to cable networks, the costs of interconnection with other networks or the prices of competing products and services, could adversely affect our ability to set prices, enter new markets or control costs.

In addition, our business and the industry in which we operate are also at times being reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. Any such action could harm our reputation and result in increased costs to the business.

We are subject to tax in more than one tax jurisdiction and our structure poses various tax risks.

We are subject to taxation in the U.S. and the U.K. Our effective tax rate and tax liability will be affected by a number of factors in addition to our operating results, including the amount of taxable income in particular jurisdictions, the tax rates in those jurisdictions, tax treaties between jurisdictions, the manner in which and extent to which we transfer funds to and repatriate funds from our subsidiaries, accounting standards and changes in accounting standards, and future changes in the law. Because we operate in more than one tax jurisdiction and may therefore incur losses in one jurisdiction that cannot be offset against income earned in a different jurisdiction, we may pay income taxes in one jurisdiction for a particular period even though on an overall basis we incur a net loss for that period.

We have a U.S. holding company structure in which substantially all of our operations are conducted in U.K. subsidiaries that are owned by one or more members of a U.S. holding company group. As a result, although we do not expect to have current U.K. tax liabilities on our operating earnings for at least the medium term, our operations may give rise to U.S. tax on "Subpart F" income generated by our U.K. subsidiaries, or on repatriations of cash from our U.K. operating subsidiaries to the U.S. holding company group. While we believe that we have substantial U.S. tax basis in some of our U.K. subsidiaries which may be available to avoid or reduce U.S. tax on repatriation of cash from our U.K. subsidiaries, there can be no assurance that the Internal Revenue Service, or IRS, will not

seek to challenge the amount of that tax basis or that we will be able to utilize such basis under applicable tax law. As a result, although in accordance with applicable law we will seek to minimize our U.S. tax liability as well as our overall worldwide tax liability, we may incur U.S. tax liabilities with respect to repatriation of cash from our U.K. subsidiaries to the United States. The amount of the tax liability, if any, would depend upon a multitude of factors, including the amount of cash actually repatriated.

There is no assurance that new products we may introduce will achieve full functionality or market acceptance.

Our strategy includes the roll-out of 50Mb broadband to our addressable market and we cannot guarantee that this new service, or any other new products that we may develop in the future, will perform as expected when first introduced in the market. Should these new products and services fail to perform as expected or should they fail to gain market acceptance, our results of operations may be negatively effected.

Virgin Mobile relies on T-Mobile's network to carry its communications traffic.

Virgin Mobile relies on its long-term agreement with T-Mobile for voice, non-voice and other telecommunications services we provide our mobile customers, as well as for certain ancillary services such as pre-pay account management. If the agreement with T-Mobile is terminated, or if T-Mobile fails to deploy and maintain its network, or if T-Mobile fails to provide the services as required under our agreement with them and we are unable to find a replacement network operator on a timely and commercial basis, if at all, we could be prevented from carrying on our mobile business or, if we found a replacement operator, we may be able to carry on our mobile business only on less favorable terms or provide less desirable services. Additionally, any migration of all or some of our customer base to a new operator would be in part dependent on T-Mobile and could entail potential technical or commercial risk. T-Mobile is also a customer of our business division. Any disagreements between T-Mobile and Virgin Mobile may affect our other relationships with T-Mobile.

We rely on third parties to distribute our Virgin Mobile products and procure customers for our services.

Our ability to distribute Virgin Mobile products and services depends, to a large extent, on securing and maintaining agreements with a number of third party distributors who sell our branded handsets and service packs and prepay vouchers. These distributors also procure customers for our competitors and, in some cases, themselves as well. In particular, Carphone Warehouse also sells its own broadband and telephone services. They may also receive incentives to encourage potential customers to subscribe to our competitors' services rather than our own. They may at their discretion decide to cease to distribute our products and services.

As part of our purchase of Virgin Mobile, we entered into an agreement with Virgin Retail Limited to occupy a dedicated space in which to advertise and promote our products and services in specified existing and future Virgin Megastores. In 2007, Virgin Retail Limited sold Virgin Megastores, which has since been rebranded as Zavvi. We have no control over the number of stores that may be opened or closed in the future by any of our distribution partners. If any of our distribution partners were to close some or all of their operations, or we fail to maintain these key distribution relationships, our revenue may decline.

In addition, in 2007, we opened our own Virgin Media-branded retail outlets. We plan on opening more of our own retail outlets in the next few years to increase the sales of our products and services. Our stores may not perform successfully.

We depend on the ability to attract and retain key personnel without whom we may not be able to manage our business lines effectively.

We operate in a number of rapidly changing technologically advanced markets that will continue to challenge our senior management. There is significant competition in attracting and retaining qualified personnel in the telecommunications industry, especially individuals with experience in the cable sector. We believe that the unique combination of skills and experience possessed by our senior management would be difficult to replace, and that the loss of our key personnel could have a material adverse effect on us, including the impairment of our ability to execute our business plan. Our future success is likely to depend in large part on our continued ability to attract and retain highly skilled and qualified personnel.

Certain of our significant stockholders could have an influence over our business and affairs.

Certain persons or entities are our significant stockholders. Based on SEC filings to date, the Virgin Group beneficially owns 10.5% of our issued and outstanding common stock; in addition, RiverSource Investments, LLC beneficially owns 10.3%, Franklin Mutual Advisers, LLC beneficially owns 9.7%, SRM Global Master Fund Limited Partnership beneficially owns 9.1% and Glenview Capital Management, LLC beneficially owns 5.0%, of our issued and outstanding common stock. Each of these significant stockholders could have an influence over the business and affairs of our company.

On April 3, 2006, we entered into a license agreement with Virgin Enterprises Limited which provides for us to use the Virgin name and logo in our consumer and content businesses. In connection with this agreement, Virgin Enterprises Limited had the right to propose a candidate to our Nominating Subcommittee to fill a single seat on our board. Virgin Enterprises Limited nominated Mr. Gordon McCallum, Director of Virgin Enterprises Limited, and he was appointed to our board on September 11, 2006. As a result of Mr. McCallum's relationship with Virgin Enterprises Limited, if conflicts between the interests of Virgin Enterprises Limited and the interests of our other stockholders should arise, this director may not be disinterested.

Disruptions in Virgin Media TV's or sit-up's satellite transmissions could materially adversely affect their respective operations.

Virgin Media TV and sit-up currently broadcast their digital programming content with leased satellite transponders, the operations of which are beyond the control of Virgin Media TV and sit-up. Disruption to one of these satellites would result in disruption to Virgin Media TV's or sit-up's programming and, depending upon the nature of that disruption, could result in a loss of revenues, a loss of customers and/or adverse publicity. In addition the satellite transponders may fail before the expiration of Virgin Media TV's and sit-up's contractual right to utilize them, which may result in additional costs as alternative arrangements are made for satellite transmission.

We do not insure the underground portion of our cable network and various pavement-based electronics associated with our cable network.

We obtain insurance of the type and in the amounts that we believe are customary for similar companies. Consistent with this practice, we do not insure the underground portion of our cable network or various pavement-based electronics associated with our cable network. Almost all our cable network is constructed underground. As a result, any catastrophe that affects our underground cable network or our pavement-based electronics could prevent us from providing services to our customers and result in substantial uninsured losses.

We could suffer losses due to asset impairment charges for goodwill and long-lived intangible assets.

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* which we refer to in this annual report as FAS 142, goodwill and indefinite-lived intangible assets are subject to annual review for impairment (or more frequently should indications of impairment arise). Other intangible assets are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On December 31, 2007, we had goodwill and intangible assets of £3.3 billion. A downward revision in the fair value of a reporting unit or intangible assets could result in an impairment and a non-cash charge would be required. Any significant shortfall could lead to a downward revision in the fair value of such assets, which could have a material effect on our reported net earnings.

We have limited capacity on our cable platform.

Our analog television, digital television, broadband internet and video on demand services are transmitted through our core and access networks, which have limited capacity. We have plans in place to add additional capacity to our core and access networks. Until these plans are implemented, we are therefore limited in the number of channels that can be transmitted as part of our digital television service. As new channels are developed, we may be unable to carry them on our platform due to these capacity constraints. As such, our digital television offering may not be as competitive which could result in an increase in customer churn and a decrease in revenue.

We may be adversely affected by a general deterioration in economic conditions in the U.K.

The risks associated with certain segments of our business become more acute in periods of a slowing economy or recession. In our content segment, a slowing economy could be accompanied by a decrease in advertising on our channels. Generally, expenditures by advertisers are sensitive to economic conditions and tend to decline in recessionary periods and other periods of uncertainty. In addition, consumers generally have less discretionary spending to purchase goods and services. Our mobile segment may also be similarly affected by an economic slowdown as customers reduce their expenditures on mobile phones and usage. While the impact of an economic slowdown on our business is difficult to predict, it could result in a decline in revenue.

Risks Relating to Our Financial Indebtedness and Structure

We may not be able to fund our debt service obligations through operating cash flow in the future.

We may not achieve or sustain sufficient cash flow in the future for the payment of principal or interest on our indebtedness when due. Consequently, we may be forced to raise cash or reduce expenses by doing one or more of the following:

- increasing, to the extent permitted, the amount of borrowings under new credit facilities;
- restructuring or refinancing our indebtedness prior to maturity, and/or on unfavorable terms;
- selling or disposing of some of our assets, possibly on unfavorable terms; or
- foregoing business opportunities, including the introduction of new products and services, acquisitions and joint ventures.

We cannot be sure that any of, or a combination of, the above actions would be sufficient to fund our debt service obligations, particularly in times of turbulent capital markets.

Our current leverage is substantial, which may have an adverse effect on our available cash flow, our ability to obtain additional financing if necessary in the future, our flexibility in reacting to competitive and technological changes and our operations.

We had consolidated total long-term debt of £6.0 billion as of December 31, 2007. This high degree of leverage could have important consequences, including the following:

- a substantial portion of the cash flow from operations will have to be dedicated to the payment of interest and principal on existing indebtedness, thereby reducing the funds available for other purposes;
- the ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions or general corporate purposes may be impaired;
- our flexibility in reacting to competitive technological and other changes may be limited;
- the substantial degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or adverse developments in our business; and
- we may be exposed to risks inherent in interest rate and foreign exchange rate fluctuations.

We have incurred losses in the past and may not be profitable in the future.

We had losses from continuing operations for 2007 of £463.5 million and for 2006 of £570.9 million (2006 is on a pro forma basis for the acquisition of Telewest and Virgin Mobile). We cannot be certain that we will achieve or sustain profitability in the future. Failure to achieve profitability could diminish our ability to sustain operations, meet financial covenants, obtain additional required funds and make required payments on present or future indebtedness.

The covenants under our debt agreements limit our ability to operate our business.

The agreements that govern our indebtedness contain financial maintenance tests and restrictive covenants that limit the discretion of our management over various business matters. For example, the financial maintenance tests include liquidity, coverage and leverage ratios, and the restrictive covenants impact our ability to:

- incur or guarantee additional indebtedness;
- pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations;
- make investments;
- sell assets, including the capital stock of subsidiaries;
- enter into sale and leaseback transactions and certain vendor financing arrangements;
- create liens;
- enter into agreements that restrict some of our subsidiaries' ability to pay dividends, transfer assets or make intercompany loans;
- merge or consolidate or transfer all or substantially all of our assets; and
- enter into transactions with affiliates.

These restrictions could materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities that may be in our best interests. We may also incur other indebtedness in the future that may contain financial or other covenants more restrictive than those that will be applicable under our current indebtedness.

We are a holding company dependent upon cash flow from subsidiaries to meet our obligations.

Virgin Media Inc. and a number of its subsidiaries are holding companies with no independent operations or significant assets other than investments in their subsidiaries. Each of these holding companies depends upon the receipt of sufficient funds from its subsidiaries to meet its obligations.

The terms of our senior credit facility and other debt securities limit the payment of dividends, loan repayments and other distributions to or from these companies under many circumstances. Various agreements governing our debt may restrict and, in some cases, may also prohibit the ability of these subsidiaries to move cash within their restricted group. Applicable tax laws may also subject such payments to further taxation.

Applicable law may also limit the amounts that some of our subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments.

The inability to transfer cash among entities within their respective consolidated groups may mean that even though they may have sufficient resources to meet their obligations, they may not be permitted to make the necessary transfers from one entity in their restricted group to another entity in their restricted group in order to make payments to the entity owing the obligations.

We are subject to currency and interest rate risks.

We are subject to currency exchange rate risks because substantially all of our revenues and operating expenses are paid in U.K. pounds sterling, but we pay interest and principal obligations with respect to a portion of our indebtedness in U.S. dollars and euros. To the extent that the pound sterling declines in value against the U.S. dollar and the euro, the effective cost of servicing our U.S. dollar and euro-denominated debt will be higher. Changes in the exchange rate result in foreign currency gains or losses.

We are also subject to interest rate risks. Before taking into account the impact of current hedging arrangements, as of December 31, 2007, we would have had interest determined on a variable basis on £4.8 billion, or 81%, of our long term debt. An increase in interest rates of 0.25% would increase unhedged gross interest expense by approximately £12 million per year.

To manage these foreign exchange and interest rate risks, we have entered into a number of derivative instruments, including interest rate swaps, cross-currency swaps and foreign currency forward rate contracts. We are required by our lenders under our senior credit facility to fix the interest rate (whether through coupon or through derivatives) on not less than two thirds of the total debt represented by our senior credit facility and high yield notes, for a period of not less than three years from March 3, 2006. Accordingly, after giving effect to these hedges, an increase in interest rates of 0.25% would increase our gross interest expense by approximately £4 million per year.

Risks Relating to Our Common Stock

The market price of our common stock is subject to volatility, as well as to trends in the telecommunications industry in general, which will continue.

The current market price of our common stock may not be indicative of prices that will prevail in the trading markets in the future. Stock prices in the telecommunications sector have historically been highly volatile, and the market price of our common stock could be subject to wide fluctuations in response to numerous factors, many of which will be beyond our control. These factors include actual or anticipated variations in our operational results and cash flow, our earnings releases and our competitors' earnings releases, announcements of technological innovations, changes in financial estimates by securities analysts, trading volume, rumors of private equity interest in our company, market conditions in the industry and the general state of the securities markets and the market for

telecommunications stocks, changes in capital markets that affect the perceived availability of capital to communications companies, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions. Trends in this industry are likely to have a corresponding impact on the price of our common stock.

We may in the future seek to raise funds through equity offerings, which could have a dilutive effect on our common stock.

In the future, we may determine to raise capital through offerings of our common stock, securities convertible into our common stock, or rights to acquire these securities or our common stock. In any case, the result would ultimately be dilutive to our common stock by increasing the number of shares outstanding. We cannot predict the effect this dilution may have on the price of our common stock.

We have not historically paid cash dividends on our common stock, we may not be able to continue to pay dividends, and the failure to do so could adversely affect our stock price.

Until June 2006, we had not paid any cash dividends on our common stock. The terms of our existing indebtedness limit our ability to pay dividends from cash generated from operations. We may be unable to continue to pay cash dividends on our common stock.

Sales of stock by stockholders in the company may decrease the price of the common stock.

Based on SEC filings to date, the Virgin Group beneficially owns 10.5% of our issued and outstanding common stock; in addition, RiverSource Investments, LLC beneficially owns 10.3%, Franklin Mutual Advisers, LLC beneficially owns 9.7%, SRM Global Master Fund Limited Partnership beneficially owns 9.1% and Glenview Capital Management, LLC beneficially owns 5.0%, of our issued and outstanding common stock. Each of these significant stockholders could have an influence over the business and affairs of our company.

Some of our stockholders also have rights, subject to various conditions, to require the company to file one or more registration statements covering their shares, or to include their shares in registration statements that the company may file for itself or on behalf of other stockholders.

Subsequent sales by any of these stockholders of a substantial amount of the company's common stock may significantly reduce the market price of the common stock of the company. Moreover, the perception that these stockholders might sell significant amounts of such common stock could depress the trading price of the company's common stock for a considerable period. Sales of the company's common stock, and the possibility of these sales, could make it more difficult for the company to sell equity, or equity related securities, in the future at a time, and price, that it considers appropriate.

Provisions of our debt agreements, our stockholder rights plan, our certificate of incorporation, Delaware law and our contracts could prevent or delay a change of control of us.

We may, under some circumstances involving a change of control, be obligated to repurchase substantially all of our outstanding senior notes and repay our outstanding indebtedness under our senior credit facility and other indebtedness. We or any possible acquirer may not have available financial resources necessary to repurchase those notes or repay that indebtedness in those circumstances.

If we or any possible acquirer cannot repurchase those senior notes or repay our indebtedness under our credit facilities and other indebtedness in the event of a change of control of us, the failure to do so would constitute an event of default under the agreements under which that indebtedness was incurred and could result in a cross-default under other indebtedness that does not have similar provisions. The threat of this could have the effect of delaying or preventing transactions involving a

change of control of us, including transactions in which our stockholders would receive a substantial premium for their shares over then current market prices, or otherwise which they may deem to be in their best interests.

Our stockholder rights plan, some provisions of our certificate of incorporation and our ability to issue additional shares of common stock or preferred stock to third parties without stockholder approval may have the effect, alone or in combination with each other, of preventing or making more difficult transactions involving a change of control of us. We are subject to the Delaware business combinations law that, subject to limited exceptions, prohibits some Delaware corporations from engaging in some business combinations or other transactions with any stockholder who owns 15% or more of the corporation's outstanding voting stock for three years following the date that the stockholder acquired that interest. The terms of certain of our existing agreements relating to changes of control may also have the effect of delaying or preventing transactions involving a change of control of us.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

In the U.K., we own, lease or occupy under license 131 business units and regional offices including our U.K. corporate head offices in Hook, Hampshire. We also maintain an office, which is our principal executive office, under lease in New York City. Twenty two of our corporate real estate sites are unoccupied, representing 17% of our properties or 12% of available accommodation. We continue to explore opportunities to dispose of these surplus buildings.

In addition, we own or lease facilities at approximately 780 locations for operational network purposes such as head-ends, hubs, switching centers, points of presence, repeater nodes and radio sites and we also have network equipment in over 580 significant customer/third party sites. We also own or lease warehouses and other non-operational properties, as well as operating various cable television, telephone and telecommunications equipment housed in street cabinet enclosures situated on public and private sites. Currently five of our leased technical sites are unoccupied, representing a rental expense of approximately 3.5% of our rents on our technical sites. Again, we continue to explore opportunities to dispose of these surplus sites.

Item 3. Legal Proceedings

We are involved in various other disputes and litigation arising in the ordinary course of our business. While we do not believe any of these litigation matters alone or in the aggregate will have a material adverse effect on our financial position or results of operation, any adverse outcome in one or more of these matters could be material to our consolidated financial statements for any one period.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters that were submitted to a vote of our stockholders during the quarter ended December 31, 2007.

PART II

Item 5. Market for the Registrant's Common Equity Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

Our shares are traded on the NASDAQ National Market under the symbol "VMED". The following table sets forth the reported high and low price per share of our common stock on the NASDAQ National Market for the periods indicated.

	Price per Share	
	High	Low
2006		
First Quarter to March 3, 2006(1)	$ 27.76	$ 25.27
First Quarter from March 6, 2006	$ 29.15	$ 27.00
Second Quarter	$ 29.69	$ 22.91
Third Quarter	$ 26.90	$ 21.02
Fourth Quarter	$ 27.50	$ 23.68
2007		
First Quarter	$ 28.22	$ 24.14
Second Quarter	$ 26.65	$ 22.83
Third Quarter	$ 29.39	$ 21.94
Fourth Quarter	$ 24.80	$ 17.00
2008		
First Quarter (through February 26, 2008)	$ 16.85	$ 13.35

(1) Restated for the merger with Telewest. On the merger of NTL and Telewest on March 3, 2006, each stockholder of NTL (now known as Virgin Media Holdings Inc.) received 2.5 shares of stock and shareholders of Telewest received $16.25 in cash and retained 0.287 shares of the company now known as Virgin Media Inc. for each share that Telewest held previously.

Holders

As of February 26, 2008, our transfer agent informed us that there were 484 record holders of our common stock, although there is a much larger number of beneficial owners.

Dividends

We commenced the payment of regular quarterly dividends in June 2006. During the years ended December 31, 2006 and 2007, we paid the following dividends:

Board Declaration Date	Per Share Dividend	Record Date	Payment Date	Total Amount
				(in millions)
Year ended December 31, 2006:				
May 18, 2006	$0.01	June 12, 2006	June 20, 2006	£1.6
August 28, 2006	0.02	September 12, 2006	September 20, 2006	3.5
November 28, 2006	0.02	December 12, 2006	December 20, 2006	3.4
Year ended December 31, 2007:				
February 27, 2007	$0.02	March 12, 2007	March 20, 2007	£3.3
May 16, 2007	0.03	June 12, 2007	June 20, 2007	5.0
August 15, 2007	0.04	September 12, 2007	September 20, 2007	6.5
November 27, 2007	0.04	December 12, 2007	December 20, 2007	6.4

Future payments of regular quarterly dividends by us are at the discretion of the board of directors and will be subject to our future needs and uses of cash, which could include investments in operations, the repayment of debt, and share repurchase programs. In addition, the terms of our and our subsidiaries' existing and future indebtedness and the laws of jurisdictions under which those subsidiaries are organized limit the payment of dividends, loan repayments and other distributions to us under many circumstances.

Stock Performance Graph

The following graph compares the cumulative total return on our common stock with the cumulative total return on Standard & Poor's 500 Stock Index and a Peer Group Index. Because no published index of comparable companies currently reports values on a dividends reinvested basis, we have created a Peer Group Index for purposes of this graph in accordance with the requirements of the SEC. The Peer Group Index is made up of companies that engage in cable television operations and related businesses as a significant element of their overall business, although not all of the companies included in the Peer Group Index participate in all of the lines of business in which we are engaged and some of the companies included in the Peer Group Index also engage in lines of business in which we do not participate. In addition, the market capitalizations of many of the companies included in the Peer Group Index are different from ours.

Furthermore, all of the companies included in the Peer Group Index are U.S. based, whereas our operations are exclusively based in the U.K. and our U.S. dollar performance is significantly influenced by exchange rate changes. The common stocks of the following companies have been included in the Peer Group Index: Comcast Corporation, Cablevision Systems Corporation and Time Warner Cable Inc.


Comparison of Cumulative Total Return
$400
$350
$300
$250
$200
$150
$100
$50
$0
01/13/2003
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
Virgin Media
S&P 500
Peer Group

The graph assumes that $100 was invested on January 13, 2003 and all dividends are reinvested. The graph covers only the period from January 13, 2003 to December 31, 2007 because NTL's common stock was registered under Section 12 of the Exchange Act and started trading on that date.

Total Returns

	January 13, 2003	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007
Virgin Media(1)	100	354.42	370.73	345.93	321.26	219.43
S&P 500	100	122.16	135.46	142.11	164.56	173.60
Peer Group	100	119.84	122.24	98.21	153.68	103.45

(1) Share prices from January 13, 2003 through March 3, 2006 reflect the historic prices of the common stock of NTL Incorporated prior to its merger into a subsidiary of Telewest Global, Inc., in a transaction that was accounted for as a reverse acquisition. The new holding company, Telewest Global, Inc., changed its name to NTL Incorporated on March 3, 2006. From March 6, 2006, share prices reflect the market price for that company, which was renamed Virgin Media Inc. on February 6, 2007.

(b) Not applicable.

(c) Purchases of Equity Securities by the Issuer

Period	(a) Total Number of Shares (or Units) Purchased(1)	(b) Average Price Paid per Share (or Unit)(2)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value of Shares (or Units) That May Yet Be Purchased Under the Plans or Programs
January 1–January 31, 2007	53,063	$25.30	—	$—
March 1–March 31, 2007	93,366	25.09	—	
April 1–April 30, 2007	54,748	25.49	—	
Total	201,177	25.25	—	

(1) In March, 2007, we adopted a net issuance policy to permit the net issuance of restricted stock to, and the net issuance exercise of our stock options by, a director or employee in specified circumstances. In a net issuance transaction, we withhold sufficient shares to satisfy the withholding taxes triggered upon the vesting of restricted stock or to satisfy the payment of the exercise price for options. This type of transaction is treated for accounting purposes effectively as the purchase of stock by the Company and an immediate cancellation of treasury stock.

(2) Based on the mid-market share price of our common stock on the date of the net issuance transaction.

Item 6. Selected Financial Data

The selected consolidated financial information presented below should be read in conjunction with the consolidated financial statements and notes thereto and the information contained in our Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this annual report. Historical results are not necessarily indicative of future results.

On July 4, 2006, we acquired 100% of the outstanding shares and options of Virgin Mobile through a U.K. Scheme of Arrangement. Virgin Mobile is the largest mobile virtual network operator in the U.K., with approximately 4.5 million customers.

On March 3, 2006, NTL merged with a subsidiary of Telewest, which changed its name to NTL Incorporated. Because this transaction was accounted for as a reverse acquisition, the financial

statements included in this annual report for the period through March 3, 2006 are those of NTL, which is now known as Virgin Media Holdings Inc., and for the period since March 3, 2006, these financial statements reflect the reverse acquisition of Telewest. See note 1 to the consolidated financial statements of Virgin Media Inc.

On May 9, 2005, we sold our operations in the Republic of Ireland. The results of operations of the Ireland operations have been removed from our results of continuing operations for all periods presented.

Following the disposal of our operations in the Republic of Ireland, all of our revenue from continuing operations and substantially all of our assets are denominated in U.K. pounds sterling. Consequently, we now report our results in pounds sterling. Financial information for all periods presented has been restated accordingly.

We entered into an agreement for the sale of our Broadcast operations on December 1, 2004 and closed the sale on January 31, 2005. As of December 31, 2004, we accounted for the Broadcast operations as a discontinued operation. Therefore, the results of operations of the Broadcast operations have been removed from our results of continuing operations for all periods presented.

We adopted fresh-start reporting upon our emergence from Chapter 11 reorganization in accordance with SOP 90-7, *Financial Reporting By Entity in reorganization under the Bankruptcy Code*, or SOP 90-7. For financial reporting purposes, the effects of the completion of the plan of reorganization as well as adjustments for fresh-start reporting were recorded as of January 1, 2003. Pursuant to fresh-start reporting, a new entity was deemed to have been created for financial reporting purposes. The carrying values of our assets were adjusted to their reorganization values, which were equivalent to their estimated fair values at January 1, 2003. The carrying values of our liabilities were adjusted to their present values at January 1, 2003. As a result, on January 1, 2003, we recognized £3,655.8 million for both operating income and income from continuing operations.

	Year ended December 31,				
	2007	2006	2005	2004	2003
	(in millions, except per share data)				
Statement of Operations Data:					
Revenue	£4,073.7	£3,602.2	£1,947.6	£2,000.3	£1,887.4
Operating income (loss)	16.6	9.8	(19.7)	(52.5)	(194.4)
Loss from continuing operations	(463.5)	(509.2)	(241.7)	(509.4)	(606.7)
Basic and diluted loss from continuing operations per share	£ (1.42)	£ (1.74)	£ (1.13)	£ (2.34)	£ (3.84)
Average number of shares outstanding	325.9	292.9	213.8	218.0	158.0

	As of December 31,				
	2007	2006	2005	2004	2003
	(in millions, except per share data)				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities	£ 321.4	£ 418.5	£ 832.1	£ 136.8	£ 446.1
Working capital	(453.4)	(604.4)	529.9	(286.8)	(48.1)
Fixed assets	5,655.6	6,026.3	3,294.9	3,531.6	3,857.2
Total assets	10,466.1	11,243.5	4,988.5	5,493.3	6,262.1
Long term debt	5,958.5	6,159.1	2,280.0	3,013.5	3,211.9
Shareholders' equity	2,810.5	3,230.1	1,955.0	1,574.5	2,068.6
Dividends declared per common share (in U.S. dollars)	$ 0.13	$ 0.05	—	—	—

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Virgin Media Inc. is a leading U.K. entertainment and communications business providing the first "quad-play" offering of television, broadband, fixed line telephone and mobile telephone services in the U.K. together with one of the most advanced TV on demand services available in the U.K. market. By number of customers, we are the U.K.'s largest residential broadband and mobile virtual network operator and second largest provider in the U.K. of pay television and fixed line telephone services. Through ntl:Telewest Business, which also operates under the Virgin Media group, we provide a complete portfolio of voice, data and internet solutions to leading businesses, public sector organizations and service providers in the U.K.

Through Virgin Media Television, or Virgin Media TV, we also provide a broad range of programming through our wholly-owned channels, such as Virgin 1, Living and Bravo; through UKTV, our joint ventures with BBC Worldwide; and through the portfolio of retail television channels operated by sit-up tv.

We presently manage our business through three reportable segments:

- **Cable:** our cable segment includes the distribution of television programming over our cable network and the provision of broadband and fixed line telephone services to consumers, businesses and public sector organizations, both on our cable network and, to a lesser extent, off our network;
- **Mobile:** our mobile segment includes the provision of mobile telephone services under the brand name Virgin Mobile to consumers over cellular networks owned by third parties; and
- **Content:** our content segment includes the operations of our U.K. television channels, such as Virgin 1, which was launched on October 1, 2007, as well as Living, Bravo and sit-up's portfolio of retail television channels. Although not included in our content segment revenue, our content management team also oversees our interest in the UKTV television channels through our joint ventures with BBC Worldwide.

For further discussion of our business, please refer to Item 1 of this annual report.

Revenue

Our revenue by segment for the years ended December 31, 2007, 2006 and 2005 was as follows (in millions):

	Year ended December 31,					
	2007		2006		2005	
Cable Segment						
Consumer	£2,486.2	61.0%	£2,393.3	66.4%	£1,520.0	78.0%
Business	641.8	15.8	614.0	17.1	427.6	22.0
	3,128.0	76.8	3,007.3	83.5	1,947.6	100.0
Mobile Segment	597.6	14.7	292.1	8.1	—	—
Content Segment	348.1	8.5	302.8	8.4	—	—
	£4,073.7	100.0%	£3,602.2	100.0%	£1,947.6	100.0%

The principal sources of revenue within each segment are:

Cable

- consumer—monthly fees and usage charges for telephone services, cable television services and internet access; and
- business—monthly fees and usage charges for inbound and outbound voice, data and internet services and charges for transmission, fiber and voice services provided to retail and wholesale customers over our national network.

Mobile

- mobile services—monthly fees and usage charges for airtime, data, roaming and long-distance calls; and
- mobile handset and other equipment—charges for the supply of equipment.

Content

- transactional and interactive—sale and delivery of retail consumer goods through television shopping channels; and
- advertising—fees for television airing of advertising from advertisers or advertising agencies.

Expenses

The principal components of our operating costs and selling, general and administrative expenses within each segment include:

Cable

- payroll and other employee-related costs;
- television programming costs;
- interconnect costs paid to carriers relating to call termination services;
- facility-related costs, such as rent, utilities and rates;
- marketing and selling costs;
- costs of maintaining our cable network infrastructure and IT systems; and
- allowances for doubtful accounts.

Mobile

- interconnect costs paid to other carriers relating to mobile call termination services;
- purchase costs of mobile handsets and other equipment;
- subscriber acquisition costs;
- payroll and other employee-related costs;
- marketing and selling costs;
- facility-related costs, such as rent, utilities and rates;
- repairs and maintenance costs; and
- allowances for doubtful accounts.

Content

- television production programming costs;
- amortization of television and movie program costs;
- costs of purchasing consumer goods for re-sale;
- leased satellite transponder costs;
- payroll and other employee-related costs;
- marketing and selling costs;
- repairs and maintenance costs;
- facility-related costs, such as rent, utilities and rates; and
- allowances for doubtful accounts.

Acquisitions and Disposals

Acquisition of Virgin Mobile

On July 4, 2006, we acquired 100% of the outstanding shares and options of Virgin Mobile through a U.K. Scheme of Arrangement for a purchase price totaling £953.2 million, including cash of £419.2 million, common stock valued at £518.8 million and direct transaction costs of £15.2 million.

Reverse Acquisition of Telewest

On March 3, 2006, NTL merged with a subsidiary of Telewest and the merger has been accounted for as a reverse acquisition of Telewest using the purchase method. In connection with this transaction, Telewest changed its name to NTL Incorporated, and has since changed its name to Virgin Media Inc. The total purchase price was £3.5 billion, including cash of £2.3 billion, common stock valued at £1.1 billion, stock options with a fair value of £29.8 million and direct transaction costs of £25.1 million.

Sale of Broadcast and Ireland Operations

On January 31, 2005, we sold our Broadcast operations, a provider of commercial television and radio transmission services, to a consortium led by Macquarie Communications Infrastructure Group. The cash proceeds from the sale were £1.3 billion. Our Broadcast operations provided site leasing, broadcast transmission, satellite, media, public safety communications and other network services, utilizing broadcast transmission infrastructure, wireless communications and other facilities.

On May 9, 2005, we sold our telecommunications operations in the Republic of Ireland to MS Irish Cable Holdings B.V., an affiliate of Morgan Stanley, for an aggregate purchase price of €333.4 million, or £225.5 million.

As a result of the sale of our Broadcast and Ireland operations, we have accounted for the Broadcast and Ireland operations as discontinued operations. The results of operations for the Broadcast and Ireland operations have been excluded from the components of loss from continuing operations and shown in a separate caption, titled income from discontinued operations.

Factors Affecting Our Business

Cable Segment

In our Cable segment, residential customers account for the majority of our total revenue. The number of residential customers, the number and types of services that each customer uses and the

prices we charge for these services drive our revenue. Our profit is driven by the relative margins on the types of services we provide to these customers and by the number of services that we provide to them. For example, broadband internet is more profitable than our television services and, on average, our "triple-play" customers are more profitable than "double-play" or "single-play" customers. Our packaging of services and our pricing are designed to encourage our customers to use multiple services such as television, telephone and broadband at a lower price than each stand-alone product on a combined basis. Factors particularly affecting our profitability include customer churn, average revenue per user (ARPU), competition, capital expenditures and seasonality.

Customer Churn. Customer churn is a measure of the number of customers who stop subscribing to our services. An increase in our customer churn can lead to increased costs and reduced revenue. We continue to focus on improving our customer service and enhancing and expanding our service offerings to existing customers in order to manage our customer churn rate. Our ability to reduce our customer churn rate beyond a base level is limited by factors like competition and customers moving outside our network service area, in particular during the summer season. Managing our customer churn rate is a significant component of our business plan. Our customer churn rate may increase if our customer service is seen as unsatisfactory, if we are unable to deliver our services over our network without interruption, or if we fail to match offerings by our competitors.

Cable ARPU. Average Revenue Per User, or ARPU, is a measure we use to evaluate how effectively we are realizing potential revenue from our residential cable customers on our network. We believe that our "triple-play" cable offering of television, broadband and fixed line telephone services is attractive to our existing customer base and generally allows us to increase our Cable ARPU by facilitating the sale of multiple services to each customer. Cable ARPU excludes any recognition of revenue from our Mobile segment.

Competition. Our ability to acquire and retain customers and increase revenue depends on our competitive strength. There is significant and increasing competition in the market for our consumer services, including broadband and telephone services offered by BT and resellers or local loop unbundlers, such as BSkyB and Carphone Warehouse (Talk Talk), alternative internet access services like DSL, satellite television services offered by BSkyB, digital terrestrial television offered through Freeview, internet protocol television offered by Tiscali and BT, and mobile telephone services offered by other mobile telephone operators. Our business services also face a range of competitors, including BT and Cable & Wireless. Certain competitors, such as BT and BSkyB, are dominant in markets in which we compete and may use their dominance in those markets to offer bundled services that compete with our product offerings. As a result of increased competition, we have had to, and may be required to continue to, adjust our pricing and offer discounts to new and existing customers in order to attract and retain customers.

Capital Expenditures. Our business requires substantial capital expenditures on a continuing basis for various purposes, including expanding, maintaining and upgrading our network, investing in new customer acquisitions, and offering new services. If we do not continue to invest in our network and in new technologies, our ability to retain and acquire customers may be hindered. Therefore, our liquidity and the availability of cash to fund capital projects are important drivers of our revenue. When our liquidity is restricted, so is our ability to meet our capital expenditure requirements.

Seasonality. Some revenue streams are subject to seasonal factors. For example, telephone usage revenue by residential customers and businesses tends to be slightly lower during summer holiday months. Our customer churn rates include persons who disconnect their service because of moves, resulting in a seasonal increase in our churn rates during the summer months when higher levels of U.K. house moves occur and students leave their accommodation between academic years.

Mobile Segment

Factors particularly affecting our Mobile segment include competition, seasonality and our third party distribution arrangements.

Competition. Our ability to acquire and retain customers and increase revenue depends on our competitive strength. There is significant competition in our markets from mobile operators, including O2, Vodafone, Orange, T-Mobile and 3, and from other mobile virtual network operators, including Tesco Mobile, BT Mobile and Carphone Warehouse. Many of our competitors are part of large multinational organizations, have substantial advertising and marketing budgets, and have a significant retail presence. If competitive forces prevent us from charging the prices for these services that we plan to charge, or if our competition is able to attract our customers or potential customers we are targeting, our results of operations will be adversely affected.

Seasonality. Some revenue streams and cost drivers are subject to seasonal factors. For example, in the fourth quarter of each year our customer acquisition and retention costs typically increase due to the Christmas holiday period. Our ARPU generally decreases in the first quarter of each year due to the fewer number of days in February and lower usage after the Christmas holiday period. During the summer holiday months, roaming revenue is generally higher as a result of increased international travel.

Distribution. We primarily rely upon third parties to distribute our mobile products and services. If any of these distribution partners were to cease to act as distributors for our products and services, or the commissions or other costs charged by the third parties were to increase, our ability to gain new customers or retain existing customers may be adversely affected. We also distribute our products through our own retail outlets.

Content Segment

Factors particularly affecting our Content segment include competition, the number of buyers for our television channels, our access to content, seasonality and advertising revenue.

Competition. Our television channels compete with other broadcasters for advertising revenues, subscription revenues, and programming rights. sit-up competes with a large variety of retailers in the U.K. market and with other television channels for audiences. IDS, our advertising sales department, competes with advertising sales operations representing other television broadcasters.

Limited Number of Buyers. The principal third party buyer of our television channels is BSkyB. Other than BSkyB, there are no significant buyers of our television channels.

Access to Content. Most of the television content on the Virgin Media TV channels is purchased, mainly from the U.S., and because there is a limited supply of content available and an increasing number of digital channels in the U.K., Virgin Media TV has experienced and may continue to experience an increase in the cost of its programming.

Seasonality. Our Content segment incurs increased costs in the fourth quarter of each year due to the need to provide enhanced programming over the important Christmas holiday period. Also, sit-up records increased revenues and costs in the fourth quarter due to generally higher retail sales in the lead up to the Christmas holiday.

Advertising Revenue. The majority of revenue for Virgin Media TV is from advertisers. Consequently, Virgin Media TV's revenue is directly affected by changes in the total spend on television advertising in the U.K., the viewing levels for its channels and the proportion of the U.K. advertising market represented by IDS.

General

Other factors affecting our business include:

Currency Movements. We encounter currency exchange rate risks because substantially all of our revenue and operating costs are earned and paid primarily in U.K. pounds sterling, but we pay interest and principal obligations with respect to a portion of our existing indebtedness in U.S. dollars and euros. We have implemented a hedging program to seek to mitigate the risk from these exposures. The objective of this program is to reduce the volatility of our cash flows and earnings caused by changes in underlying rates.

Integration. We continue to integrate our legacy NTL and Telewest cable businesses and Virgin Mobile. This involves the incurrence of substantial operating and capital expenditures and, in some cases, involves the outsourcing of key functions in an effort to achieve synergies through the integration of the businesses. We will be completing the final stages of the integration of our cable billing platforms during 2008. Any issues that may arise in connection with our integration could have a material negative effect on our financial performance.

Critical Accounting Policies

Our consolidated financial statements and related financial information are based on the application of U.S. Generally Accepted Accounting Principles, or GAAP. GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported, as well as disclosures about contingencies, risk and financial condition. The following critical accounting policies have the potential to have a significant impact on our financial statements. An impact could occur because of the significance of the financial statement item to which these policies relate, or because these policies require more judgment and estimation than other matters owing to the uncertainty related to measuring, at a specific point in time, transactions that are continuous in nature.

These policies may need to be revised in the future in the event that changes to our business occur.

Impairment of Long-Lived Assets and Indefinite-Lived Assets

Long-lived assets and certain identifiable intangibles (intangible assets that do not have indefinite lives) to be held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

Goodwill arising from business combinations, reorganization value in excess of amounts allocable to identifiable assets and intangible assets with indefinite lives, are subject to annual review for impairment (or more frequently should indications of impairment arise). Impairment of goodwill and reorganization value in excess of amounts allocable to identifiable assets is determined using a two-step approach, initially based on a comparison of the reporting unit's fair value to its carrying value; if the fair value is lower than the carrying value, then the second step compares the asset's fair value (implied fair value for goodwill and reorganization value in excess of amounts allocable to identifiable assets) with its carrying value to measure the amount of the impairment. Impairment of intangible assets with indefinite lives is determined based on a comparison of fair value to carrying value. Any excess of carrying value over fair value is recognized as an impairment loss. We evaluate our Cable reporting unit for impairment on an annual basis as at December 31, while all other reporting units are evaluated as at June 30. In the future, we may incur impairment charges under Financial Accounting Standards

Board Statement No. 142, *Accounting for Goodwill and Other Intangible Assets,* or FAS 142, if market values decline and we do not achieve expected cash flow growth rates.

Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and those estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation. Assumptions used in these cash flows are consistent with our internal forecasts. If actual results differ from the assumptions used in the impairment review, we may incur additional impairment charges in the future.

Fixed Assets

Labor and overhead costs directly related to the construction and installation of fixed assets, including payroll and related costs of some employees and related rent and other occupancy costs, are capitalized. The payroll and related costs of some employees that are directly related to construction and installation activities are capitalized based on specific time devoted to these activities where identifiable. In cases where the time devoted to these activities is not specifically identifiable, we capitalize costs based upon estimated allocations. Costs associated with initial customer installations are capitalized. The costs of reconnecting the same service to a previously installed premise are charged to expense in the period incurred. Costs for repairs and maintenance are charged to expense as incurred.

We assign fixed assets and intangible assets useful lives that impact the annual depreciation and amortization expense. The assignment of useful lives involves significant judgments and the use of estimates. Our management use their experience and expertise in applying judgments about appropriate estimates. Changes in technology or changes in intended use of these assets may cause the estimated useful life to change, resulting in higher or lower depreciation charges or asset impairment charges.

Business Combinations

We are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their fair values. We engage third party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from customer contracts and customer lists; the trademark's brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in the combined company's product portfolio and discount rates. Management's assumptions about fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur, which may affect management's estimates.

Other estimates associated with the accounting for these acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. In particular, liabilities in relation to tax exposures or liabilities to restructure the pre-acquisition businesses of NTL, Telewest and Virgin Mobile, including the exit of properties and termination of employees, are revised as estimates are updated.

Restructuring Costs

As of January 1, 2003, we adopted FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* or FAS 146, and recognize a liability for costs associated with restructuring

activities when the liability is incurred. The adoption of FAS 146 did not have a significant effect on our results of operations, financial condition or cash flows.

Prior to 2003, we recognized a liability for costs associated with restructuring activities at the time a commitment to restructure was given, in accordance with EITF 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),* or EITF 94-3. Liabilities for costs associated with restructuring activities initiated prior to January 1, 2003 continue to be accounted for under EITF 94-3.

In relation to our restructuring activities, we have recorded a liability of £89.6 million as of December 31, 2007 relating to lease exit costs of properties that we have vacated. In calculating the liability, we make a number of estimates and assumptions including the timing of ultimate disposal of the properties, our ability to sublet the properties either in part or as a whole, amounts of sublet rental income achievable including any incentives required to be given to sublessees, amounts of lease termination costs, and discount rates.

Income Taxes

Our provision for income taxes is based on our current period income, changes in deferred income tax assets and liabilities, income tax rates, and tax planning opportunities available in the jurisdictions in which we operate. From time to time, we engage in transactions in which the tax consequences may be subject to some uncertainty. Examples of such transactions include business acquisitions and disposals, issues related to consideration paid or received in connection with acquisitions, and certain financing transactions. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations.

At each period end, we make certain estimates and assumptions to compute the provision for income taxes including, but not limited to, the expected operating income (or loss) for the year, projections of the proportion of income (or loss) earned and taxed in the U.K. and the extent to which this income (or loss) may also be taxed in the U.S., permanent and temporary differences, the likelihood of deferred tax assets being recovered and the outcome of contingent tax risks. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect to matters such as business acquisitions and disposals and certain financing transactions including intercompany transactions, amongst others, and we accrue a liability when we believe an assessment is probable and the amount is estimable. In accordance with GAAP, the impact of revisions to these estimates are recorded as income tax expense or benefit in the period in which they become known. Accordingly, the accounting estimates used to compute the provision for income taxes have and will change as new events occur, as more experience is acquired, as additional information is obtained and as our tax environment changes.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements,* or FAS 157. FAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. FAS 157 is effective for certain financial instruments included in financial statements issued for fiscal years beginning after November 15, 2007 and for all other non-financial instruments for fiscal years beginning after November 15, 2008. The provisions of FAS 157 relating to certain financial

instruments are required to be adopted by us in the first quarter of 2008 effective January 1, 2008. While we are still addressing the impact of the adoption of this Standard it is not expected to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*, or FAS 159. FAS 159 allows companies to elect to measure certain assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of FAS 159 will have on our consolidated financial statements and are not yet in a position to determine its effects.

Consolidated Results of Operations from Continuing Operations

Consolidated Results of Operations for the Years Ended December 31, 2007 and 2006

Revenue

For the year ended December 31, 2007, revenue increased by 13.1% to £4,073.7 million from £3,602.2 million for the year ended December 31, 2006. This increase was primarily due to the reverse acquisition of Telewest and the inclusion of its revenues from March 3, 2006, and to the acquisition of Virgin Mobile and the inclusion of its revenues from July 4, 2006, as compared to their inclusion for the full year in 2007. Offsetting this has been an underlying decline in revenue in our Cable and Content segments due to the factors described below in our segmental results of operations for the years ended December 31, 2007 and 2006.

Expenses

Operating costs. For the year ended December 31, 2007, operating costs, including network expenses, increased by 16.4% to £1,830.0 million from £1,572.8 million during the same period in 2006. This increase was primarily attributable to the reverse acquisition of Telewest and to the acquisition of Virgin Mobile. Operating costs as a percentage of revenue increased to 44.9% for the year ended December 31, 2007 from 43.7% for the same period in 2006, due to a decline in gross margins in our Cable segment together with the full year impact in 2007 of the inclusion of the Telewest Content segment subsequent to the reverse acquisition of Telewest and the new Mobile segment subsequent to the acquisition of Virgin Mobile, since these segments have lower gross margins than our Cable segment.

Selling, general and administrative expenses. For the year ended December 31, 2007, selling, general and administrative expenses increased by 5.9% to £960.2 million from £906.9 million for the same period in 2006. This increase was primarily attributable to the reverse acquisition of Telewest and to the acquisition of Virgin Mobile and higher marketing costs in connection with the Virgin Media rebrand, partially offset by a reduction in our employee expenses as a result of our integration activities together with lower company bonus scheme payments, a reduction in our share-based compensation expense resulting primarily from stock and option forfeitures, lower bad debt expense due to operational improvements in our billing and collections following the integration of our systems and processes, and gains resulting from the settlement of certain contractual issues.

Other charges

Other charges of £28.7 million in the year ended December 31, 2007 and £67.0 million in the year ended December 31, 2006 related primarily to employee termination costs and lease exit costs in connection with our restructuring programs initiated in respect of the reverse acquisition of Telewest.

The following table summarizes our historical restructuring accruals (in millions):

Historical Restructuring Accruals	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Total
Balance, January 1, 2007	£ —	£ 43.4	£ 43.4
Revisions	—	(0.1)	(0.1)
Charged to expense	—	3.6	3.6
Utilized	—	(11.0)	(11.0)
Balance, December 31, 2007	£ —	£ 35.9	£ 35.9

The following table summarizes our restructuring accruals resulting primarily from the reverse acquisition of Telewest (in millions):

Acquisition Restructuring Accruals	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Total
Balance, January 1, 2007	£ 18.7	£ 64.7	£ 83.4
Amendments offset against goodwill	—	(11.3)	(11.3)
Revisions	—	(8.2)	(8.2)
Charged to expense	27.9	5.5	33.4
Utilized	(34.0)	(9.6)	(43.6)
Balance, December 31, 2007	£ 12.6	£ 41.1	£ 53.7

Depreciation expense

For the year ended December 31, 2007, depreciation expense increased to £924.9 million from £799.1 million for the same period in 2006. This increase was primarily attributable to the reverse acquisition of Telewest and the acquisition of Virgin Mobile, together with purchases of new fixed assets during the year and the effect of a full year of depreciation expense in 2007 for assets placed in service in 2006.

Amortization expense

For the year ended December 31, 2007, amortization expense increased to £313.3 million from £246.6 million for the same period in 2006. The increase in amortization expense related to additional intangible assets arising from the reverse acquisition of Telewest and from the acquisition of Virgin Mobile.

Interest income and other, net

For the year ended December 31, 2007, interest income and other decreased to £19.5 million from £34.7 million for the year ended December 31, 2006 primarily as a result of increased losses on disposals of fixed assets and a decline in interest income due to lower average cash balances, partially offset by a gain on disposal of investments. In 2007, interest income and other included gains on disposal of investments totaling £8.1 million, offset by losses on disposal of fixed assets totaling £18.8 million.

Interest expense

For the year ended December 31, 2007, interest expense increased to £514.2 million from £457.4 million for the same period in 2006, primarily due to the additional borrowings resulting from the reverse acquisition of Telewest and the acquisition of Virgin Mobile.

We paid cash interest of £486.9 million for the year ended December 31, 2007 and £327.1 million for the year ended December 31, 2006. The increase in cash interest payments resulted from the additional borrowings following the reverse acquisition of Telewest and the acquisition of Virgin Mobile, and changes in the timing of interest payments.

Loss on extinguishment of debt

For the year ended December 31, 2007, loss on extinguishment of debt was £3.2 million, and related to the write off of deferred financing costs as a result of our partial repayments under our senior credit facility.

For the year ended December 31, 2006, loss on extinguishment of debt was £32.8 million, and related primarily to the write off of deferred financing costs on our previous senior credit facility that was repaid upon completion of the refinancing of the reverse acquisition of Telewest.

Share of income from equity investments

For the year ended December 31, 2007, share of income from equity investments was £17.7 million as compared with income of £12.5 million for the same period in 2006. The income from equity investments in the year ended December 31, 2007 was largely comprised of our proportionate share of the income earned by UKTV. The increase in our proportionate share of the income earned by UKTV was primarily due to the inclusion of UKTV within our Content segment only from March 3, 2006 following the reverse acquisition of Telewest as compared with its inclusion for a full year in 2007, together with an increase in UKTV's net income in 2007 resulting primarily from additional advertising revenue.

(Loss) gain from derivative instruments

The loss from derivative instruments of £2.5 million in the year ended December 31, 2007, primarily related to losses on cross-currency interest rate swaps not designated as hedges offset by hedge ineffectiveness on interest rate swaps. The gain from derivative instruments of £1.3 million in the year ended December 31, 2006 related primarily to favorable movements in the fair value of derivative instruments not designated as hedges.

Foreign currency transaction gains (losses)

For the year ended December 31, 2007, foreign currency transaction gains were £5.1 million as compared with losses of £90.1 million for the same period in 2006. The foreign currency transaction gains in the year ended December 31, 2007 were largely comprised of favorable exchange rate movements in our U.S. dollar long term debt and payables. The foreign currency losses in the year ended December 31, 2006 were largely comprised of foreign exchange losses of £70.8 million on U.S. dollar forward purchase contracts that were entered into to economically hedge the repayment of our U.S. dollar denominated bridge facility. The repayment of $3.1 billion of this facility on June 19, 2006 resulted in an offsetting gain during the period of £120.7 million that was recorded as a component of equity. Our results of operations will continue to be affected by foreign exchange rate fluctuations since £807.9 million of our indebtedness is denominated in U.S. dollars and £522.1 million of our indebtedness is denominated in euros.

Income tax expense (benefit)

For the year ended December 31, 2007, income tax expense was £2.5 million as compared with an income tax benefit of £11.8 million for the same period in 2006. The 2007 and 2006 expense (benefit) was composed of (in millions):

	2007	2006
U.S. state and local income tax	£(0.6)	£ —
Foreign tax	(4.9)	(2.7)
Deferred U.S. income tax	7.6	(8.6)
Alternative minimum tax	0.4	(0.5)
Total	£ 2.5	£(11.8)

In 2007, we received refunds of £7.9 million in respect of pre-acquisition periods of Virgin Mobile and £0.4 million of U.S. federal income tax relating to pre-acquisition periods of Telewest. We paid £0.6 million of U.S alternative minimum tax.

In 2006, we received refunds of £1.3 million of U.S. alternative minimum tax and £0.1 million of U.S. state and local tax. We also paid £3.1 million of U.S. federal income tax in respect of pre-acquisition periods of Telewest. In addition, we paid £4.6 million of U.K. tax expense in respect of pre-acquisition periods of Virgin Mobile.

Loss from continuing operations

For the year ended December 31, 2007, loss from continuing operations decreased to £463.5 million from a loss of £509.2 million for the same period in 2006 due to the factors discussed above.

Loss from continuing operations per share

Basic and diluted loss from continuing operations per common share for the year ended December 31, 2007 was £1.42 compared to £1.74 for the year ended December 31, 2006. Basic and diluted loss per share is computed using a weighted average of 325.9 million shares issued and outstanding in the year ended December 31, 2007 and a weighted average of 292.9 million shares issued and outstanding for the same period in 2006. Options and warrants to purchase shares along with shares of restricted stock held in escrow outstanding at December 31, 2007 and 2006 were excluded from the calculation of diluted net loss per share, since the inclusion of such options, warrants and restricted stock are anti-dilutive.

Segmental Results of Operations for the Years Ended December 31, 2007 and 2006

A description of the products and services, as well as year-to-date financial data, for each segment can be found in note 19 to Virgin Media's consolidated financial statements. The segment results for the year ended December 31, 2007 included in our consolidated financial statements are reported on an actual basis and include the results of Telewest and Virgin Mobile for the full year. The segment results for the year ended December 31, 2006 included in our consolidated financial statements are reported on an actual basis and include the results of Telewest from March 3, 2006 and the results of Virgin Mobile from July 4, 2006.

The results of operations of each of our Cable and Content segments reported in this section for the year ended December 31, 2007 are reported on an actual basis and for the year ended December 31, 2006 are reported on a pro forma combined basis as if the reverse acquisition of Telewest had occurred at the beginning of the period presented and combine Telewest's historical

Content and sit-up segments into the combined company's Content segment. The pro forma data has been calculated on a basis consistent with the pro forma financial information filed with the Securities and Exchange Commission under our Form 8-K/A on May 10, 2006. We believe that a pro forma comparison of these segments is more relevant than a historic comparison as: (a) in respect of our Cable segment, the size of the acquired legacy Telewest cable business would obscure any meaningful discussion of changes in our Cable segment if viewed on a historical basis; and (b) we did not have a Content segment prior to March 3, 2006. Comparative pro forma results of our Mobile segment have not been presented.

The reportable segments disclosed in this annual report are based on our management organizational structure as of December 31, 2007. Future changes to this organizational structure may result in changes to the reportable segments disclosed.

Segment operating income before depreciation, amortization and other charges, which we refer to as Segment OCF, is management's measure of segment profit as permitted under FAS 131, *Disclosures about Segments of an Enterprise and Related Information.* Our management, including our chief executive officer who is our chief operating decision maker, considers Segment OCF as an important indicator of the operational strength and performance of our segments. Segment OCF excludes the impact of costs and expenses that do not directly affect our cash flows. Other charges, including restructuring charges, are also excluded from Segment OCF as management believes they are not characteristic of our underlying business operations.

Cable Segment

The summary combined results of operations of our Cable segment were as follows (in millions):

	Year ended December 31,	
	2007 (Actual)	2006 (Pro Forma)
Revenue	£ 3,128.0	£ 3,225.4
Inter segment revenue	4.1	3.0
Segment OCF	1,162.3	1,145.2
Depreciation, amortization and other charges	(1,160.1)	(1,134.9)
Operating income	£ 2.2	£ 10.3

Revenue

Our Cable segment revenue by customer type for the years ended December 31, 2007 and 2006 was as follows (in millions):

	Year ended December 31,		
	2007 (Actual)	2006 (Pro Forma)	Increase/ (Decrease)
Revenue:			
Consumer	£2,486.2	£2,568.6	(3.2)%
Business	641.8	656.8	(2.3)%
Total revenue	£3,128.0	£3,225.4	(3.0)%

Consumer: For the year ended December 31, 2007, revenue from residential customers decreased by 3.2% to £2,486.2 million from pro forma revenue of £2,568.6 million for the year ended December 31, 2006. This decrease was primarily due to a decline in the number of fixed line telephone customers, reductions in telephony usage and higher price discounting to stimulate customer activity and retention in light of competitive factors in the marketplace. In addition, in 2007 we took significant

steps to increase alignment of the prices paid by our existing customers with the prices paid by new customers. Partially offsetting these decreases have been increases in revenue from selective telephony price increases as well as from additional customers subscribing to our television and broadband services.

Cable ARPU decreased to £42.24 for the three months ended December 31, 2007 from £42.82 for the three months ended December 31, 2006. The decrease in Cable ARPU was due to reduced telephony usage and higher price discounting as discussed above. The decline has been mitigated by our focus on acquiring new bundled customers and cross-selling and up-selling to existing customers. Our focus on acquiring new bundled customers and on cross-selling to existing customers is shown by Cable Revenue Generating Units, or Cable RGUs, per customer increasing to 2.29 at December 31, 2007 from 2.17 at December 31, 2006 and by "triple-play" penetration growing to 49.5% at December 31, 2007 from 40.6% at December 31, 2006. A triple-play customer is a customer who subscribes to our television, broadband and fixed line telephone services.

Business: For the year ended December 31, 2007, revenue from business customers decreased by 2.3% to £641.8 million from £656.8 million on a pro forma basis for the year ended December 31, 2006. This decrease was primarily attributable to declines in telephony voice revenues, partially offset by growth in data revenue in our retail sales channel. Retail data revenues represented 37.7% of the retail business revenue for the year ended December 31, 2007 compared with 35.1% for the year ended December 31, 2006.

We anticipate that the revenue from our wholesale sales channel will decline in 2008 due to continued reduction in our internet service provider subscriber base and certain mobile customer contract accounts. Consequently, business revenue overall in 2008 is expected to be lower than in 2007, although we continue to expect higher retail data revenue.

Business revenue was comprised of (in millions):

	Year ended December 31,		
	2007 (Actual)	2006 (Pro Forma)	Increase/ (Decrease)
Business revenue:			
Retail:			
Voice	£214.6	£233.7	(8.2)%
Data	170.6	156.9	8.7%
Other	67.3	55.8	20.6%
	452.5	446.4	1.4%
Wholesale	189.3	210.4	(10.0)%
Total business revenue	£641.8	£656.8	(2.3)%

Cable segment OCF

For the year ended December 31, 2007, Cable segment OCF increased by 1.5% to £1,162.3 million from £1,145.2 million on a pro forma basis for the year ended December 31, 2006. Lower consumer and business revenues have been more than offset by savings in operating costs and selling, general and administrative costs. Cost savings resulting from the integration activities since the reverse acquisition of Telewest, including improvements in bad debt expense, lower company bonus scheme payments and a reduction in share based compensation expense were partially offset by marketing and advertising costs incurred in connection with the rebrand to Virgin Media in the first quarter of 2007.

Summary Cable Statistics

Selected statistics for residential cable customers of Virgin Media, excluding customers off our network and Virgin Mobile customers, for the three months ended December 31, 2007 as well as the four prior quarters, are set forth in the table below. The total number of cable customers directly connected to our network fell by 117,200 during the six months ended June 30, 2007 partly as a result of the increase in competition in the marketplace together with the removal of BSkyB's basic channels from our platform and increased during the second half of the year by 37,400 reflecting our focus on reducing customer churn during this period, particularly in the fourth quarter during which our average monthly churn fell to 1.4%. The total number of Cable RGUs grew to 10,923,400 at December 31, 2007 from 10,526,400 at December 31, 2006, representing an increase in net RGUs of 397,000, of which 206,200 were added in the fourth quarter of 2007.

	Three months ended				
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
Opening customers	4,750,300	4,737,300	4,807,600	4,854,500	4,891,500
Customer additions	225,100	256,500	191,900	184,300	213,500
Customer disconnects	(200,700)	(243,500)	(262,200)	(231,200)	(250,500)
Net customer movement	24,400	13,000	(70,300)	(46,900)	(37,000)
Closing customers	4,774,700	4,750,300	4,737,300	4,807,600	4,854,500
Cable churn(1)	1.4%	1.7%	1.8%	1.6%	1.7%
Cable Revenue Generating Units(2)(3)					
Television	3,478,100	3,417,000	3,396,600	3,390,000	3,353,900
DTV (included in Television)	3,253,500	3,167,000	3,125,300	3,081,100	3,005,900
Telephone	4,031,400	3,992,500	3,993,800	4,050,600	4,114,000
Broadband	3,413,900	3,307,700	3,191,900	3,146,400	3,058,500
Total Cable Revenue Generating Units	10,923,400	10,717,200	10,582,300	10,587,000	10,526,400
Cable RGU/Customer	2.29x	2.26x	2.23x	2.20x	2.17x
Triple-play penetration	49.5%	47.0%	45.2%	42.9%	40.6%
Cable Average Revenue Per User(4)	£ 42.24	£ 41.55	£ 42.16	£ 42.75	£ 42.82
Cable ARPU calculation:					
On-net Cable revenues (millions)	£ 604.7	£ 590.5	£ 603.1	£ 620.0	£ 626.7
Average customers	4,771,700	4,737,100	4,768,000	4,834,900	4,878,800

(1) Customer churn is calculated by taking the total disconnects during the month and dividing them by the average number of customers during the month. Average monthly churn during a quarter is the average of the three monthly churn calculations within the quarter.

(2) Each telephone, television and broadband internet subscriber directly connected to our network counts as one RGU. Accordingly, a subscriber who receives both telephone and television service counts as two RGUs. RGUs may include subscribers receiving some services for free or at a reduced rate in connection with promotional offers.

(3) Data cleanse activity in the second quarter of 2007 did not result in a change in customer numbers but did result in an increase of 4,200 RGUs comprised of an increase of approximately 4,400 Television and 100 Telephone RGUs and a decrease of approximately 300 Broadband RGUs.

(4) The monthly cable average revenue per user, or Cable ARPU, is calculated on a quarterly basis by dividing total revenue generated from the provision of telephone, television and internet services to

customers who are directly connected to our network in that period together with revenue generated from our customers using our virginmedia.com website, exclusive of VAT, by the average number of customers directly connected to our network in that period divided by three.

Selected statistics for our residential customers that are not connected directly through our cable network are set forth in the table below.

	Three months ended				
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
Broadband RGUs	287,300	282,300	275,200	270,500	260,800
Telephone RGUs	103,900	90,500	75,500	65,100	44,500

Mobile Segment

Virgin Mobile was acquired on July 4, 2006, and its results of operations have been consolidated from that date. The summary combined results of operations of our Mobile segment were as follows (in millions):

	Year ended December 31,	
	2007 (Actual)	2006 (From Acquisition)
Revenue	£597.6	£292.1
Segment OCF	108.7	30.2
Depreciation, amortization and other charges	(87.4)	(41.7)
Operating income (loss)	£ 21.3	£(11.5)

Revenue

Our Mobile segment revenue was comprised of (in millions):

	Year ended December 31,		
	2007 (Actual)	2006 (From Acquisition)	Increase/ (Decrease)
Revenue:			
Service	£567.6	£274.3	106.9%
Equipment(1)	30.0	17.8	68.5%
Total revenue	£597.6	£292.1	104.6%

(1) Equipment revenue is stated net of discounts earned through service usage.

For the year ended December 31, 2007 revenue increased to £597.6 million from £292.1 million for the year ended December 31, 2006. The increase was primarily attributable to the acquisition of Virgin Mobile in 2006 and the inclusion of its revenue from July 4, 2006 compared to the inclusion of revenue for a full year in 2007.

Mobile ARPU increased to £10.69 for the three months ended December 31, 2007 from £10.59 for the three months ended December 31, 2006. The increase is primarily due to the increased proportion of our contract customers, relative to the total number of mobile customers, rising to 8.4% at December 31, 2007 from 4.2% at December 31, 2006, partially offset by lower prepay usage in the three months ended December 31, 2007.

Mobile segment OCF

For the year ended December 31, 2007, Mobile segment OCF was £108.7 million compared with £30.2 million for the period from acquisition to December 31, 2006, due to a full year of operating activity, compared with 180 days in 2006, along with our shift towards more efficient sales channels, such as cross-selling with our Cable segment products and other direct channels with lower subscriber acquisition costs.

Summary Mobile Statistics

Selected statistics for Virgin Mobile are set forth in the table below. In the year ended December 31, 2007, the number of mobile customers decreased by a net 31,400. Contract customer gains of 184,200 were offset by net losses of 215,600 prepay customers. The growth in contract customers reflects the drive for "quad-play" packages through cross-selling with our Cable segment products. The decline in prepay customers reflects increased competition in the prepay market, although the decline was halted in the latter half of the year following our decision to re-engage in a more favorable prepay market.

	Three months ended				
	December 31, 2007	**September 30, 2007**	**June 30, 2007**	**March 31, 2007**	**December 31, 2006**
Opening mobile customers(1):					
Prepay	4,102,100	4,115,900	4,215,200	4,330,700	4,390,900
Contract	328,800	299,100	246,300	192,100	120,800
	4,430,900	4,415,000	4,461,500	4,522,800	4,511,700
Net mobile customer additions:					
Prepay	13,000	(13,800)	(99,300)	(115,500)	(60,200)
Contract	47,500	29,700	52,800	54,200	71,300
	60,500	15,900	(46,500)	(61,300)	11,100
Closing mobile customers:					
Prepay	4,115,100	4,102,100	4,115,900	4,215,200	4,330,700
Contract	376,300	328,800	299,100	246,300	192,100
	4,491,400	4,430,900	4,415,000	4,461,500	4,522,800
Mobile average revenue per user(2)	£ 10.69	£ 11.11	£ 10.70	£ 10.07	£ 10.59
Mobile ARPU calculation:					
Mobile service revenue (millions)	£ 142.0	£ 147.3	£ 142.3	£ 136.0	£ 141.8
Average mobile customers	4,429,200	4,417,900	4,434,700	4,499,300	4,465,400

(1) Mobile customer information is for active customers. Prepay customers are defined as active customers if they have made an outbound call or text in the preceding 90 days. Contract customers are defined as active customers if they have entered into a contract with Virgin Mobile for a minimum 30-day period and have not been disconnected.

(2) Mobile monthly average revenue per user, or Mobile ARPU, is calculated on service revenue for the period, divided by the average number of active customers for the period, divided by three.

Content Segment

The summary combined results of operations of our Content segment were as follows (in millions):

	Year ended December 31,	
	2007 (Actual)	2006 (Pro Forma)
Revenue	£348.1	£362.1
Inter segment revenue	24.4	22.7
Segment OCF	12.5	25.7
Depreciation, amortization and other charges	(19.4)	(18.5)
Operating (loss) income	£ (6.9)	£ 7.2

Revenue

Our Content segment revenue for the years ended December 31, 2007 and 2006 was as follows (in millions):

	Year ended December 31,		
	2007 (Actual)	2006 (Pro Forma)	Increase/ (Decrease)
Revenue:			
Virgin Media TV	£109.5	£135.6	(19.2)%
Sit-up	238.6	226.5	5.3%
Total revenue	£348.1	£362.1	(3.9)%

For the year ended December 31, 2007, Content segment revenue decreased by 3.9% to £348.1 million from £362.1 million on a pro forma basis for the year ended December 31, 2006. This decrease is driven largely by reduced subscription revenue in Virgin Media TV mainly as a result of a new satellite television carriage contract entered into at the end of 2006 which has lower pricing, partially offset by increased advertising revenues together with increased retail revenue from our sit-up channels.

Content segment OCF

For the year ended December 31, 2007, Content segment OCF decreased by 51.4% to £12.5 million from £25.7 million on a pro forma basis for the year ended December 31, 2006. The decrease in Content segment OCF is mainly due to the reduction in subscription revenue referred to above and increased programming costs, partially offset by the settlement of certain long standing contractual issues totaling £13.0 million.

Television Channel Joint Ventures

We own 50% of the companies that comprise UKTV, a group of joint ventures formed with BBC Worldwide. UKTV produces a portfolio of television channels based on the BBC's program library and other acquired programming and which are carried on Virgin Media's cable platform and also satellite. Some channels are also available on Freeview. UKTV is the second largest pay television operator in the U.K. by viewing share.

We account for our interest in UKTV under the equity method and recognized a share of net income of £18.7 million and £12.3 million for the years ended December 31, 2007 and 2006, respectively. At December 31, 2007 our investment in UKTV is carried on the balance sheet at £367.7 million, which includes an outstanding loan totaling £145.6 million.

UKTV receives financing through a loan from Virgin Media, which was £145.6 million at December 31, 2007. This loan effectively acts as a revolving facility for UKTV. We received cash payments from UKTV in the form of loan capital repayments of £16.4 million for the year ended December 31, 2007. We also received dividends, interest payments and payments for consortium tax relief from UKTV totaling £21.9 million during 2007.

Consolidated Results of Operations for the Years Ended December 31, 2006 and 2005

Revenue

For the year ended December 31, 2006, revenue increased by 85.0% to £3,602.2 million from £1,947.6 million for 2005. This increase was primarily due to the reverse acquisition of Telewest and the inclusion of its revenues from March 3, 2006, and to the acquisition of Virgin Mobile and the inclusion of its revenues from July 4, 2006.

Cable ARPU increased steadily through the year, reflecting our drive to encourage "triple-play" bundling and a focus on better quality customers. Our focus on acquiring new bundled customers and on cross-selling to existing customers is shown by Cable RGUs per customer increasing from 1.99 at December 31, 2005 to 2.17 at December 31, 2006 and by the percentage of our customers with triple-play services growing from 29.3% at December 31, 2005 to 40.6% at December 31, 2006. These increases arose primarily because the number of Cable RGUs per customer and the percentage of customers were higher in the legacy Telewest business than in NTL.

Expenses

Operating costs. For the year ended December 31, 2006, operating costs, including network expenses, increased by 94.6% to £1,572.8 million from £808.3 million during the same period in 2005. This increase was primarily attributable to the reverse acquisition of Telewest and to the acquisition of Virgin Mobile. Operating costs as a percentage of revenue increased to 43.7% for the year ended December 31, 2006, from 41.5% for the same period in 2005, in part due to the inclusion of the Telewest content segment subsequent to the reverse acquisition of Telewest and the new Mobile segment subsequent to the acquisition of Virgin Mobile, since these segments have lower margins than our Cable segment.

Selling, general and administrative expenses. For the year ended December 31, 2006, selling, general and administrative expenses increased by 87.8% to £906.9 million from £483.0 million for the same period in 2005. This increase was primarily attributable to the reverse acquisition of Telewest and to the acquisition of Virgin Mobile. Selling, general and administrative expenses as a percentage of revenue increased slightly to 25.2% for the year ended December 31, 2006, from 24.8% for the same period in 2005, partly due to costs incurred in connection with the integration of NTL and Telewest and increased stock based compensation expense offset by savings from lower employee related costs as a result of involuntary employee terminations in the year ended December 31, 2006.

Other charges

Other charges of £67.0 million in the year ended December 31, 2006 related primarily to employee termination costs and lease exit costs in connection with our restructuring programs initiated in respect of the reverse acquisition of Telewest.

The following table summarizes our historical restructuring accruals (in millions):

Historical Restructuring Accruals	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Total
Balance, January 1, 2006	£ —	£45.3	£ 45.3
Charged to expense	—	4.0	4.0
Utilized	—	(5.9)	(5.9)
Balance, December 31, 2006	£ —	£43.4	£ 43.4

The following table summarizes our restructuring accruals resulting primarily from the reverse acquisition of Telewest (in millions):

Acquisition Restructuring Accruals	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Total
Balance, January 1, 2006	£ —	£ —	£ —
Accruals resulting from business acquisition recognized under EITF 95-3	43.2	45.9	89.1
Charged to expense	40.3	22.7	63.0
Utilized	(64.8)	(3.9)	(68.7)
Balance, December 31, 2006	£ 18.7	£64.7	£ 83.4

Depreciation expense

For the year ended December 31, 2006, depreciation expense increased to £799.1 million from £541.7 million for the same period in 2005. This increase was primarily attributable to the reverse acquisition of Telewest and related fair value adjustment to the property and equipment acquired, and to the acquisition of Virgin Mobile. Excluding the impact of the reverse acquisition of Telewest and of the acquisition of Virgin Mobile, depreciation expense decreased due to the absence of depreciation on some assets that became fully depreciated in 2005.

Amortization expense

For the year ended December 31, 2006, amortization expense increased to £246.6 million from £109.5 million for the same period in 2005. The increase in amortization expense related to additional intangible assets arising from the reverse acquisition of Telewest and from the acquisition of Virgin Mobile.

Interest income and other

For the year ended December 31, 2006, interest income and other increased to £34.7 million from £29.4 million for the year ended December 31, 2005, primarily as a result of increased interest rates and additional cash balances throughout the year.

Interest expense

For the year ended December 31, 2006, interest expense increased to £457.4 million from £235.8 million for the same period in 2005, primarily as a result of the additional borrowings as a result of the reverse acquisition of Telewest and the acquisition of Virgin Mobile.

We paid cash interest of £327.1 million for the year ended December 31, 2006, and £216.8 million for the year ended December 31, 2005. The increase in cash interest payments resulted from the effects of the new senior credit facility and senior bridge facility in respect of the reverse acquisition of Telewest and the acquisition of Virgin Mobile, and changes in the timing of interest payments.

Loss on extinguishment of debt

For the year ended December 31, 2006, loss on extinguishment of debt was £32.8 million, and related primarily to the write off of deferred financing costs on the senior credit facility that was repaid upon completion of the refinancing of the reverse acquisition of Telewest.

For the year ended December 31, 2005, loss on extinguishment of debt was £2.0 million, and related to the redemption of the $100 million floating rate senior notes due 2012 on July 15, 2005.

Foreign currency transaction gains (losses)

For the year ended December 31, 2006, foreign currency transaction losses were £90.1 million as compared with gains of £5.3 million for 2005. The foreign currency losses in the year ended December 31, 2006 were largely comprised of foreign exchange losses of £70.8 million on U.S. dollar forward purchase contracts that were entered into to economically hedge the repayment of the U.S. dollar denominated bridge facility. The repayment of $3.1 billion of this facility on June 19, 2006 resulted in an offsetting gain during the period of £120.7 million that was recorded as a component of equity. The foreign currency transaction gains in the year ended December 31, 2005 included gains of £43.7 million on the forward rate contracts and collars taken out in December 2005 in connection with £1.8 billion of the expected cash purchase price of Telewest offset by losses on the revaluation of foreign currency denominated long term debt and related forward contracts.

Income tax expense (benefit)

For the year ended December 31, 2006, income tax benefit was £11.8 million as compared with income tax expense of £18.8 million for the same period in 2005. The 2006 and 2005 (benefit)/expense is composed of (in millions):

	2006	2005
U.S. state and local income tax	£ —	£(1.3)
Foreign tax	(2.7)	—
Deferred U.S. income tax	(8.6)	18.7
Alternative minimum tax	(0.5)	1.4
Total	£(11.8)	£18.8

In 2006, we received refunds of £1.3 million of the U.S. alternative minimum tax and £0.1 million of U.S. state and local tax. We also paid £3.1 million of U.S. federal income tax in respect of pre-acquisition periods of Telewest. In addition, we paid £4.6 million of U.K. tax expense in respect of pre-acquisition periods of Virgin Mobile. In 2005, we paid £2.2 million of the U.S. alternative minimum tax.

Loss from continuing operations

For the year ended December 31, 2006, loss from continuing operations was £509.2 million compared with a loss of £241.7 million for the same period in 2005. The increase in loss from continuing operations was primarily attributable to the reverse acquisition of Telewest and the acquisition of Virgin Mobile together with the associated increases in depreciation, amortization,

interest expense, foreign exchange losses and loss on extinguishment of debt partially offset by increased income from those acquisitions during the year.

Cumulative effect of changes in accounting principle

In June 2005, the Financial Accounting Standards Board issued FASB Staff Position ("FSP") 143-1, *Accounting for Electronic Waste Obligations,* or FSP 143-1, addressing the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive adopted by the European Union. FSP 143-1 requires that the commercial user should apply its provisions to certain obligations associated with historical waste (as defined by the Directive), since this type of obligation is an asset retirement obligation. The Directive was adopted by the U.K. on December 12, 2006, and was effective January 2, 2007. Management reviewed their obligations under the law and concluded that an obligation existed for certain of our customer premises equipment. As a result we recognized a retirement obligation of £58.2 million and fixed assets of £24.4 million on the balance sheet and a cumulative effect change in accounting principle of £33.8 million in the consolidated statement of operations.

Loss from continuing operations per share

Basic and diluted loss from continuing operations per common share for the year ended December 31, 2006 was £1.74 compared to £1.13 for the year ended December 31, 2005. Basic and diluted loss from continuing operations per share was computed using a weighted average of 292.9 million shares issued in the year ended December 31, 2006 and a weighted average of 213.8 million shares issued for the same period in 2005. Options and warrants to purchase shares along with shares of restricted stock held in escrow outstanding at December 31, 2006 and 2005, were excluded from the calculation of diluted net loss per share since the inclusion of such options, warrants and restricted stock are anti-dilutive.

Segmental Results of Operations for the Years Ended December 31, 2006 and 2005

A description of the products and services, as well as year-to-date financial data, for each segment can be found in note 19 to Virgin Media's consolidated financial statements. The segment results for the year ended December 31, 2006 included in our consolidated financial statements were reported on an actual basis and included the results of Telewest from March 3, 2006 and the results of Virgin Mobile from July 4, 2006.

The results of operations of each of our Cable and Content segments for the years ended December 31, 2006 and 2005 are reported in this section on a pro forma combined basis as if the reverse acquisition of Telewest had occurred at the beginning of the periods presented and combine Telewest's historical Content and sit-up segments into the combined company's Content segment. The pro forma data has been calculated on a basis consistent with the pro forma financial information filed with the Securities and Exchange Commission under our Form 8-K/A on May 10, 2006. We believe that a pro forma comparison of these segments is more relevant than a historic comparison as: (a) in respect of our Cable segment, the size of the acquired legacy Telewest cable business would obscure any meaningful discussion of changes in our Cable segment if viewed on a historical basis; and (b) we did not have a Content segment prior to March 3, 2006. Comparative pro forma results of our Mobile segment have not been presented.

The reportable segments disclosed in this Form 10-K are based on our management organizational structure as of December 31, 2006. Future changes to this organizational structure may result in changes to the reportable segments disclosed.

Segment operating income before depreciation, amortization and other charges, which we refer to as Segment OCF, is management's measure of segment profit as permitted under FAS 131, *Disclosures*

about Segments of an Enterprise and Related Information. Our management, including our chief executive officer who is our chief operating decision maker, considers Segment OCF as an important indicator of the operational strength and performance of our segments. Segment OCF excludes the impact of costs and expenses that do not directly affect our cash flows. Other charges, including restructuring charges, are also excluded from Segment OCF as management believes they are not characteristic of our underlying business operations.

Cable Segment

The summary pro forma combined results of operations of our Cable segment were as follows (in millions):

	Year ended December 31,	
	2006	2005
Revenue	£ 3,225.4	£ 3,205.2
Inter segment revenue	3.0	2.6
Segment OCF	1,145.2	1,191.7
Depreciation, amortization and other charges	(1,134.9)	(1,139.6)
Operating income	£ 10.3	£ 52.1

Revenue

Our pro forma Cable segment revenue by customer type for the years ended December 31, 2006 and 2005 was as follows (in millions):

	Year ended December 31,		
	2006	2005	Increase/ (Decrease)
Revenue:			
Consumer	£2,568.6	£2,527.4	1.6%
Business	656.8	677.8	(3.1)%
Total revenue	£3,225.4	£3,205.2	0.6%

Consumer: For the year ended December 31, 2006, pro forma revenue from residential customers increased by 1.6% to £2,568.6 million from £2,527.4 million for the year ended December 31, 2005. This increase was driven largely by growth in the number of broadband internet subscribers together with television and telephony price rises partially offset by lower telephony usage. Cable ARPU increased steadily through the year, reflecting our drive to encourage triple-play bundling and a focus on better quality customers. Our focus on acquiring new bundled customers and on cross-selling to existing customers resulted in Cable RGUs per customer increasing from 2.06 on a pro forma basis at December 31, 2005 to 2.17 at December 31, 2006 and by triple-play penetration growing from 32.4% on a pro forma basis at December 31, 2005 to 40.6% at December 31, 2006.

Business: For the year ended December 31, 2006, pro forma revenue from business customers decreased by 3.1% to £656.8 million from £677.8 million for the year ended December 31, 2005. This decrease was attributable to declines in telephony voice revenue and lower wholesale and other revenues, partially offset by greater data installation and rental revenue.

Cable segment OCF

For the year ended December 31, 2006, pro forma Cable segment OCF decreased by 3.9% to £1,145.2 million from £1,191.7 million for the year ended December 31, 2005. The decrease in OCF

was primarily due to increased selling, general and administrative expenses, which included pre-acquisition charges of £20.9 million relating to the reverse acquisition of Telewest, consisting of legal and professional charges of £11.7 million and executive compensation costs and insurance expenses of £9.2 million, together with integration costs incurred since the acquisition.

Mobile Segment

Virgin Mobile was acquired on July 4, 2006, and its results of operations have been consolidated from that date. Total Mobile segment revenue for the period since acquisition to December 31, 2006 was £292.1 million, of which £274.3 million was service revenue and £17.8 million was equipment revenue. Equipment revenue is stated net of discounts earned through service usage. Mobile segment OCF was £30.2 million for the period since acquisition.

Net customer additions in the three months ended December 31, 2006 were 11,100 compared to 122,700 in the three months ended September 30, 2006. Customer growth was lower due to increased price competition, and higher advertising spend from our mobile competitors. We continued to grow the number of higher mobile ARPU contract customers.

Content Segment

The summary pro forma combined results of operations of our Content segment were as follows (in millions):

	Year ended December 31,	
	2006	2005
Revenue	£362.1	£287.2
Inter segment revenue	22.7	20.6
Segment OCF	25.7	26.7
Depreciation, amortization and other charges	18.5	25.6
Operating income	£ 7.2	£ 1.1

Revenue

For the year ended December 31, 2006, pro forma Content segment revenue increased by 26.1% to £362.1 million from £287.2 million for the year ended December 31, 2005. This increase was driven largely by the inclusion in the year ended December 31, 2006 of sit-up. sit-up was acquired by Telewest in May 2005 and contributed revenue of £226.4 million in 2006. Increased revenue from Virgin Media TV of £14.0 million was principally due to an increased share of the TV advertising revenue market as a result of the cumulative effect of the relative strength of the viewing performance of the Virgin Media TV channels, and increased subscription revenue arising from contractual price increases.

Content segment OCF

For the year ended December 31, 2006, pro forma Content segment OCF decreased by 3.7% to £25.7 million from £26.7 million for the year ended December 31, 2005. The decrease in pro forma Content segment OCF was primarily due to lower gross margins being achieved in 2006 compared with 2005, particularly in sit-up trading.

Consolidated Statement of Cash Flows

Years Ended December 31, 2007 and 2006

For the year ended December 31, 2007, cash provided by operating activities decreased to £716.0 million from £786.1 million for the year ended December 31, 2006. This decrease is primarily

attributable to an increase in cash paid for interest. For the year ended December 31, 2007, cash paid for interest, exclusive of amounts capitalized, increased to £486.9 million from £327.1 million during the same period in 2006. This increase resulted from the higher levels of borrowings and repayment of existing facilities following the reverse acquisition of Telewest and the acquisition of Virgin Mobile.

For the year ended December 31, 2007, cash used in investing activities was £509.8 million compared with cash used in investing activities of £2,954.0 million for the year ended December 31, 2006. The cash used in investing activities in the year ended December 31, 2007 mainly represented purchases of fixed assets. The cash used in investing activities in the year ended December 31, 2006 included £2,004.6 million for the reverse acquisition of Telewest, net of cash acquired of £294.9 million, and £418.5 million for the acquisition of Virgin Mobile, net of cash acquired of £14.1 million. Purchases of fixed and intangible assets decreased to £536.2 million for the year ended December 31, 2007 from £554.8 million for the same period in 2006 reflecting a higher utilization of finance leases.

Cash used in financing activities for the year ended December 31, 2007 was £302.5 million compared with cash provided by financing activities of £1,865.2 million for the year ended December 31, 2006. For the year ended December 31, 2007, the principal uses of cash were the part repayments of our senior credit facilities and capital lease payments, totaling £1,170.8 million, and the principal components of cash provided by financing activities were new borrowings under our credit facilities, net of financing fees, of £874.5 million. For the year ended December 31, 2006, the principal components of cash provided by financing activities for the year ended December 31, 2006 were the new £5.3 billion senior credit facility and the $550 million senior notes due 2016, and the principal uses of cash were the repayment of our previous senior credit and bridge facilities utilizing the new borrowings and cash provided by operations. See further discussion under Liquidity and Capital Resources—Senior Credit Facility.

Years Ended December 31, 2006 and 2005

Cash flow information provided below is for our continuing operations.

For the year ended December 31, 2006, cash provided by operating activities increased to £786.1 million from £263.6 million for the year ended December 31, 2005. This increase was primarily attributable to the reverse acquisition of Telewest and the acquisition of Virgin Mobile, offset by an increase in cash paid for interest. For the year ended December 31, 2006, cash paid for interest, exclusive of amounts capitalized, increased to £327.1 million from £216.8 million during the same period in 2005. This increase resulted from the higher levels of borrowings and repayment of existing facilities following the reverse acquisition of Telewest and the acquisition of Virgin Mobile.

For the year ended December 31, 2006, cash used in investing activities was £2,954.0 million compared with cash provided by investing activities of £1,172.0 million for the year ended December 31, 2005. The cash used in investing activities in the year ended December 31, 2006 included £2,004.6 million for the reverse acquisition of Telewest, net of cash acquired of £294.9 million, and £418.5 million for the acquisition of Virgin Mobile, net of cash acquired of £14.1 million. The cash provided by investing activities in the year ended December 31, 2005 included £1.229 billion from the sale of our Broadcast operations. Purchases of fixed assets increased to £544.8 million for the year ended December 31, 2006 from £288.1 million for the same period in 2005 primarily because of the timing of cash payments and the reverse acquisition of Telewest.

Cash provided by financing activities for the year ended December 31, 2006 was £1,865.2 million compared with cash used in financing activities of £895.6 million in the year ended December 31, 2005. The principal components of cash provided by financing activities for the year ended December 31, 2006 were the new £5.3 billion senior credit facility and the $550 million senior notes due 2016. The principal uses of cash during 2006 were the repayment of our previous senior credit and bridge facilities.

The principal components of the cash used in financing activities for the year ended December 31, 2005 were the repurchases of our common stock in the open market in February and April 2005 for £114.0 million, the prepayment of £723.0 million on our senior credit facility and redemption of the floating rate senior notes due 2012.

Liquidity and Capital Resources

As of December 31, 2007, we had £5,958.5 million of debt outstanding, compared to £6,099.8 million as of September 30, 2007 and £6,159.1 million as of December 31, 2006, and £321.4 million of cash and cash equivalents, compared to £364.0 million as of September 30, 2007 and £418.5 million as of December 31, 2006. The decrease in debt since the previous year is primarily attributable to a mandatory prepayment of our senior credit facility of £73.6 million in May 2007 as a result of cash flow generated in 2006, a voluntary prepayment of £200 million in December 2007 from existing cash balances, and exchange rate movements on our debt denominated in currencies other than the pound sterling.

Our business is capital intensive and we are highly leveraged. We have significant cash requirements for operating costs, capital expenditure, interest expense and debt amortization requirements. The level of our capital expenditures and operating expenditures are affected by the significant amounts of capital required to connect customers to our network, expand and upgrade our network, offer new services and integrate our billing systems and customer databases. We expect that our cash on hand, together with cash from operations and undrawn credit facility, will be sufficient for our cash requirements through December 31, 2008. However, our cash requirements after December 31, 2008 may exceed these sources of cash. For instance, debt amortization repayments under our senior credit facility increase significantly in 2010. We believe that we will need to address these scheduled principal payments in part through means other than reliance on cash flow from operations, such as raising additional debt or equity, refinancing our existing facility, possible sales of assets, or other means. We may not be able to obtain financing, or sell assets at all, or on favorable terms, or we may be contractually prevented by the terms of our senior notes or our senior credit facility from incurring additional indebtedness or selling assets.

We are a holding company with no independent operations or significant assets other than our investments in our subsidiaries. As a result, we will depend upon the receipt of sufficient funds from our subsidiaries to meet our obligations. In addition, the terms of our existing and future indebtedness and the laws of the jurisdictions under which our subsidiaries are organized limit the payment of dividends, loan repayments and other distributions to us under many circumstances.

Our debt agreements contain restrictions on our ability to transfer cash between groups of our subsidiaries. As a result of these restrictions, although our overall liquidity may be sufficient to satisfy our obligations, we may be limited by covenants in some of our debt agreements from transferring cash to other subsidiaries that might require funds. In addition, cross default provisions in our other indebtedness may be triggered if we default on any of these debt agreements.

Senior Credit Facility

During 2006, we entered into a new senior credit facility in an aggregate principal sterling equivalent amount of £5,275 million, comprising a £3,350 million 5 year amortizing Tranche A term loan facility, a £175 million 5 year amortizing Tranche A1 term loan facility, a £300 million 6½ year bullet Tranche B1 term loan facility, a £351 million 6½ year bullet Tranche B2 term loan facility, a €500 million 6½ year bullet Tranche B3 term loan facility, a $650 million 6½ year bullet Tranche B4 term loan facility, a £300 million 7 year bullet Tranche C term loan facility and a £100 million 5 year multi-currency revolving loan facility.

On April 13, 2007, we amended the senior credit facility and borrowed an additional £890 million under a 5½ year bullet Tranche B5 term loan facility and a 5½ year Tranche B6 term loan facility. We used the net proceeds to repay some of our obligations under the Tranche A and Tranche A1 term loan facilities. In April 2007, we also amended our senior credit facility to among other things, (i) enable us to issue this £890 million of additional indebtedness, (ii) relax certain of our financial covenants, and (iii) provide us with additional flexibility, including permitting our Board of Directors, if they so determine, to pay increased levels of dividends on our common stock.

On May 15, 2007, we made a mandatory prepayment of £73.6 million under our senior credit facility as a result of cash flow generated in 2006. On December 17, 2007, we made a voluntary prepayment of £200 million utilizing available cash reserves.

At December 31, 2007, the principal payments are scheduled as follows (in millions):

Date	Amount
September 30, 2009	£ 265.1
March 31, 2010	£ 526.5
September 30, 2010	£ 579.4
March 3, 2011	£ 966.0
September 3, 2012	£2,167.8
March 3, 2013	£ 300.0

The senior credit facility (other than for Tranche C) has the benefit of a full and unconditional senior secured guarantee from Virgin Media Finance PLC as well as first priority pledges of the shares and assets of substantially all of the operating subsidiaries of Virgin Media Investment Holdings Limited or VMIH and of receivables arising under any intercompany loans to those subsidiaries. The senior secured guarantee of Virgin Media Finance PLC is secured by a first priority pledge of the entire capital stock of VMIH and the receivables under any intercompany loans from Virgin Media Finance PLC to VMIH. The guarantee of Tranche C of the senior credit facility will share in the security of Virgin Media Finance PLC granted to the senior credit facility, but will receive proceeds only after the other tranches and will not benefit from guarantees or security granted by other members of the group.

The annual rate of interest payable under our senior credit facility is the sum of (i) the London Intrabank Offer Rate (LIBOR), US LIBOR or European Intrabank Offer Rate (EURIBOR), as applicable, plus (ii) the applicable interest margin and the applicable cost of complying with any reserve requirement.

The applicable interest margin for Tranche A, A1 and the revolving facility depends upon the net leverage ratio then in effect as set forth below:

Leverage Ratio	Margin
Less than 3.00:1	1.250%
Greater than or equal to 3.00:1 but less than 3.40:1	1.375%
Greater than or equal to 3.40:1 but less than 3.80:1	1.500%
Greater than or equal to 3.80:1 but less than 4.20:1	1.625%
Greater than or equal to 4.20:1 but less than 4.50:1	1.750%
Greater than or equal to 4.50:1 but less than 4.80:1	1.875%
Greater than or equal to 4.80:1 but less than 5.00:1	2.125%
Greater than or equal to 5.00:1	2.250%

The applicable interest margins for Tranche B and Tranche C are as follows:

Facility	Margin
B1	2.125%
B2	2.125%
B3	2.000%
B4	2.000%
B5	2.125%
B6	2.125%
C	2.750%

Senior Notes

On July 25, 2006, Virgin Media Finance PLC issued U.S. dollar denominated 9.125% senior notes due 2016 with a principal amount outstanding of $550 million. The senior notes due 2016 are unsecured senior obligations of Virgin Media Finance PLC and rank pari passu with Virgin Media Finance's outstanding senior notes due 2014. The senior notes due 2016 bear interest at an annual rate of 9.125% payable on February 15 and August 15 of each year, beginning February 15, 2007. The senior notes due 2016 mature on August 15, 2016 and are guaranteed by Virgin Media, Virgin Media Group LLC, VMIH and certain other intermediate holding companies of Virgin Media.

The U.S. dollar denominated 8.75% senior notes due 2014 were issued by Virgin Media Finance PLC on April 13, 2004 and have a principal amount outstanding of $425 million. The sterling denominated 9.75% senior notes due 2014 were issued by Virgin Media Finance PLC on April 13, 2004 and have a principal amount outstanding of £375 million. The euro denominated 8.75% senior notes due 2014 were issued by Virgin Media Finance PLC on April 13, 2004 and have a principal amount outstanding of €225 million. The senior notes due 2014 mature on April 15, 2014 and are guaranteed by Virgin Media, Virgin Media Group LLC, VMIH and certain of the intermediate holding companies in the group.

Restrictions under our Existing Debt Agreements

The agreements governing the senior notes and the senior credit facility significantly and, in some cases absolutely, restrict our ability and the ability of most of our subsidiaries to:

- incur or guarantee additional indebtedness;
- pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations;
- make investments;
- sell assets, including the capital stock of subsidiaries;
- enter into sale and leaseback transactions or certain vendor financing arrangements;
- create liens;
- enter into agreements that restrict the restricted subsidiaries' ability to pay dividends, transfer assets or make intercompany loans;
- merge or consolidate or transfer all or substantially all of their assets; and
- enter into transactions with affiliates.

We are also subject to financial maintenance covenants under our senior credit facility. These covenants require us to meet financial covenants on a quarterly basis and the required levels increase

over time. As a result, we will need to continue to improve our operating performance over the next several years to meet these levels. Failure to meet these covenant levels would result in a default under our senior credit facility.

Debt Ratings

To access public debt capital markets, we rely on credit rating agencies to assign corporate credit ratings. A rating is not a recommendation by the rating agency to buy, sell or hold our securities. A credit rating agency may change or withdraw our ratings based on its assessment of our current and future ability to meet interest and principal repayment obligations. Lower credit ratings generally result in higher borrowing costs and reduced access to debt capital markets. The corporate debt ratings and outlook currently assigned by the rating agencies engaged by us are as follows:

	Corporate Rating	Outlook
Moody's Investors Service Inc.	Ba3	Negative
Standard & Poor's	B+	Stable

On August 9, 2007, Moody's changed the outlook for Virgin Media to "Negative", citing increased competitive pressure in the telephony and mobile businesses. The Company's ratings were unchanged. On November 15, 2007, Standard & Poor's raised the outlook for Virgin Media to "Stable", and affirmed the Company's ratings.

Cash Dividends

We commenced the payment of regular quarterly dividends in June 2006. During the years ended December 31, 2007 and 2006, we paid the following dividends:

Board Declaration Date	Per Share Dividend	Record Date	Payment Date	Total Amount
				(in millions)
Year ended December 31, 2006:				
May 18, 2006	$0.01	June 12, 2006	June 20, 2006	£1.6
August 28, 2006	0.02	September 12, 2006	September 20, 2006	3.5
November 28, 2006	0.02	December 12, 2006	December 20, 2006	3.4
Year ended December 31, 2007:				
February 27, 2007	$0.02	March 12, 2007	March 20, 2007	£3.3
May 16, 2007	0.03	June 12, 2007	June 20, 2007	5.0
August 15, 2007	0.04	September 12, 2007	September 20, 2007	6.5
November 27, 2007	0.04	December 12, 2007	December 20, 2007	6.4

Future payments of regular quarterly dividends by us are at the discretion of the Board of Directors and will be subject to our future needs and uses of cash, which could include investments in operations, the repayment of debt, and share repurchase programs. In addition, the terms of our and our subsidiaries' existing and future indebtedness and the laws of jurisdictions under which those subsidiaries are organized limit the payment of dividends, loan repayments and other distributions to us under many circumstances.

Off-Balance Sheet Arrangements

As of December 31, 2007, we had no off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table includes aggregate information about our contractual obligations as of December 31, 2007, and the periods in which payments are due (in millions).

Contractual Obligations	Total	Payments Due by Period			
		Less than 1 year	1–3 years	3–5 years	More than 5 years
Long Term Debt Obligations	£5,841.6	£ 1.8	£1,373.1	£3,134.2	£1,332.5
Capital Lease Obligations	201.2	34.7	38.1	40.1	88.3
Operating Lease Obligations	365.3	62.4	76.7	70.0	156.2
Purchase Obligations	724.1	354.2	202.4	117.7	49.8
Interest Obligations	1,982.0	459.3	824.3	517.2	181.2
Total	£9,114.2	£912.4	£2,514.6	£3,879.2	£1,808.0
Early termination charges		£ 47.1	£ 71.9	£ 30.3	£ 4.9

Early termination charges are amounts that would be payable in the above periods in the event of early termination during that period of certain of the contracts underlying the purchase obligations listed above.

The following table includes information about our commercial commitments as of December 31, 2007. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the consolidated balance sheet (in millions).

Other Commercial Commitments	Total	Amount of Commitment Expiration per Period			
		Less than 1 year	1–3 years	3–5 years	More than 5 years
Guarantees	£10.0	£1.7	£ —	£ —	£8.3
Lines of Credit	—	—	—	—	—
Standby Letters of Credit	21.4	4.7	15.3	—	1.4
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—
Total Commercial Commitments	£31.4	£6.4	£15.3	£ —	£9.7

Guarantees relate to performance bonds provided by banks on our behalf as part of our contractual obligations. The fair value of the guarantees has been calculated by reference to the monetary value of each bond.

Derivative Instruments and Hedging Activities

We have a number of derivative instruments with a number of counterparties to manage our exposures to changes in interest rates and foreign currency exchange rates. We account for these instruments as hedges under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, or FAS 133, when the appropriate eligibility criteria has been satisfied, and to the extent that they are effective. Ineffectiveness in our hedges, and instruments that we have not elected for hedge accounting, are recognized through the statement of operations through gains or losses on derivative instruments. The derivative instruments consist of interest rate swaps, cross-currency interest rate swaps and foreign currency forward contracts.

We are subject to interest rate risk because we have substantial indebtedness at variable interest rates. As of December 31, 2007, interest is determined on a variable basis on £4.8 billion, or 81%, of

indebtedness. An increase in interest rates of 0.25% would increase our gross interest expense by £12 million per year, before giving effect to interest rate swaps.

We are also subject to currency exchange rate risks, because substantially all of our revenues and operating expenses are paid in U.K. pounds sterling, but we pay interest and principal obligations with respect to a portion of our indebtedness in U.S. dollars and euros. To the extent that the pound declines in value against the U.S. dollar and the euro, the effective cost of servicing our U.S. dollar and euro denominated debt will be higher. Changes in the exchange rate result in foreign currency gains or losses. As of December 31, 2007, £807.9 million, or 14% of our indebtedness, was denominated in U.S. dollars and £522.1 million, or 9% of our indebtedness, was denominated in euros.

Interest Rate Swaps

We have entered into a number of interest rate swaps to hedge the variability in future interest payments on our senior credit facility, which accrues interest at variable rates based on LIBOR. The interest rate swaps allow us to receive interest based on LIBOR in exchange for payments of interest at fixed rates between 4.68% and 5.38%.

We have designated some of the interest rate swaps as cash flow hedges under FAS 133 because they hedge against changes in LIBOR. The interest rate swaps are recognized as either assets or liabilities and measured at fair value. Changes in the fair value are recorded within other comprehensive income (loss).

Cross-currency Interest Rate Swaps

We have entered into a number of cross-currency interest rate swaps to hedge the variability in the pound sterling value of interest payments on the U.S. dollar denominated 8.75% senior notes due 2014, interest payments on the euro denominated 8.75% senior notes due 2014, interest payments on the U.S. dollar denominated senior notes due 2016 and interest payments on the U.S. dollar and euro denominated tranches of our senior credit facility. Under these cross-currency interest rate swaps, we receive interest in U.S. dollars at various fixed and floating rates and in euros at various fixed and floating rates in exchange for payments of interest in pound sterling at various fixed and floating rates.

We have designated some of the cross-currency interest rate swaps as cash flow hedges under FAS 133, because they hedge against changes in the pound sterling value of the interest payments on the senior notes that result from changes in the U.S. dollar and euro exchange rates. The cross-currency interest rate swaps are recognized as either assets or liabilities and measured at fair value. Changes in the fair value are recorded within other comprehensive income (loss) where designated as a hedge, or through (loss) gain on derivatives where not designated as a hedge.

Foreign Currency Forward Contracts

We have entered into a number of forward contracts maturing on April 14, 2009 to purchase a total of $425 million. These contracts economically hedge changes in the pound sterling value of the U.S. dollar denominated principal obligation of the 8.75% senior notes due 2014 caused by changes in the U.S. dollar and pound sterling exchange rates. The principal obligations under the €225 million 8.75% senior notes due 2014, the $550 million 9.125% senior notes due 2016, and the $628 million and €485 million principal obligations under the senior credit facility are hedged via the cross-currency interest rate swaps, and therefore separate forward rate contracts for these debt instruments were not necessary.

These foreign currency forward rate contracts have not been designated as hedges under FAS 133. As such, the contracts are carried at fair value on our balance sheet with changes in the fair value recognized immediately in the income statement. The foreign currency forward rate contracts do not

subject us to material volatility in our earnings and cash flows because changes in the fair value directionally and partially mitigate the gains or losses on the remeasurement of our U.S. dollar denominated debt into our functional currency pound sterling in accordance with FASB Statement No. 52, *Foreign Currency Translation.* Changes in fair value of these contracts are reported within foreign currency transaction gains (losses).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, like foreign currency exchange and interest rates. As some of our indebtedness accrues interest at variable rates, we have exposure to volatility in future cash flows and earnings associated with variable interest rate payments.

Also, substantially all of our revenues and operating costs are earned and paid in pounds sterling but we pay interest and principal obligations on some of our indebtedness in U.S. dollars and euros. As of December 31, 2007, £807.9 million, or 14% of our indebtedness, was denominated in U.S. dollars and £522.1 million, or 9%, of our indebtedness was denominated in euros. As a result, we have exposure to volatility in future cash flows and earnings associated with changes in foreign exchange rates on payments of principal and interest on a portion of our indebtedness.

To mitigate the risk from these exposures, we have implemented a cash flow hedging program. The objective of this program is to reduce the volatility of our cash flows and earnings caused by changes in underlying rates. To achieve this objective we have entered into a number of derivative instruments. The derivative instruments utilized comprise interest rate swaps, cross-currency interest rate swaps and foreign currency forward contracts. We do not enter into derivative instruments for trading or speculative purposes. See note 10 to Virgin Media's consolidated financial statements—Derivative Financial Instruments and Hedging Activities, and Management's Discussion and Analysis of Financial Condition and Results of Operations—Derivative Instruments and Hedging Activities.

The fair market value of long term fixed interest rate debt and the amount of future interest payments on variable interest rate debt are subject to interest rate risk.

The following table provides information as of December 31, 2007 about our long term fixed and variable interest rate debt that are sensitive to changes in interest rates and foreign currency exchange rates (in millions).

	Year ended December 31,							Fair Value December 31,
	2008	2009	2010	2011	2012	Thereafter	Total	2007
Long term debt (including current portion)								
U.S. Dollars								
Fixed rate	—	—	—	—	—	$425.0	$ 425.0	$ 418.6
Average interest rate						8.75%		
Average forward exchange rate						0.53		
Pounds Sterling								
Fixed rate	—	—	—	—	—	£375.0	£ 375.0	£ 358.6
Average interest rate						9.75%		
Euros								
Fixed rate	—	—	—	—	—	€225.0	€ 225.0	€ 218.8
Average interest rate						8.75%		
Average forward exchange rate						0.72		
U.S. Dollars								
Fixed rate	—	—	—	—	—	$550.0	$ 550.0	$ 541.8
Average interest rate						9.125%		
Average forward exchange rate						0.52		
Pounds Sterling								
Variable Rate	—	£265.1	£1,105.9	£966.0	£2,167.8	£300.0	£4,804.8	£4,804.8
Average interest rate	LIBOR plus 1.25-2.25%	LIBOR plus 1.25-2.25%	LIBOR plus 1.25-2.25%	LIBOR plus 1.25-2.25%	LIBOR plus 2.00-2.13%	LIBOR plus 2.75%		
Currency swap agreements related to long term debt								
Receipt of U.S. Dollars								
Notional amount	—	$425.0	—	—	$650.0	$550.0	$1,625.0	£ (82.9)
Average contract exchange rate		0.60			0.54	0.55		
Average sterling interest rate paid		9.42%			LIBOR plus 2.11%	8.54%		
Receipt of Euros								
Notional amount	—	€225.0	—	—	€500.0	—	€ 725.0	£ 28.9
Average contract exchange rate		0.69			0.69			
Average sterling interest rate paid		10.26%			LIBOR plus 2.16%			
Interest rate derivative financial instruments related to long term debt								
Sterling Interest Rate Swaps								
Notional amount	—	£3,184.0	—	—	—	—	£3,184.0	£ 15.4
Average sterling interest rate paid		5.25%						
Sterling interest rate received		LIBOR						

The following table provides information as of December 31, 2006 about our long term fixed and variable interest rate debt that are sensitive to changes in interest rates and foreign currency exchange rates (in millions).

	Year ended December 31,							Fair Value December 31,
	2007	2008	2009	2010	2011	Thereafter	Total	2006
Long term debt (including current portion)								
U.S. Dollars								
Fixed rate	—	—	—	—	—	$975.0	$ 975.0	$1,023.9
Average interest rate						8.97%		
Average forward exchange rate						0.51		
Pounds Sterling								
Fixed rate	—	—	—	—	—	£375.0	£ 375.0	£ 398.6
Average interest rate						9.75%		
Euros								
Fixed rate	—	—	—	—	—	€225.0	€ 225.0	€ 240.8
Average interest rate						8.75%		
Average forward exchange rate						0.71		
Pounds Sterling								
Variable Rate	£124.0	£474.0	£740.0	£1,107.0	£967.0	£1,612.6	£5,024.6	£5,024.6
Average interest rate	LIBOR plus 1.25-2.25%	LIBOR plus 1.25-2.25%	LIBOR plus 1.25-2.25%	LIBOR plus 1.25-2.25%	LIBOR plus 1.25-2.25%	LIBOR plus 1.25-2.75%		
Currency swap agreements related to long term debt								
Receipt of U.S. Dollars								
Notional amount	—	—	$425.0	—	—	$1,200.0	$1,625.0	£ (79.3)
Average contract exchange rate			0.60			0.54		
Average sterling interest rate paid			9.42%			8.54% and LIBOR plus 2.11%		
Receipt of Euros								
Notional amount	—	—	€225.0	—	—	€500.0	€ 725.0	£ (20.1)
Average contract exchange rate			0.69			0.69		
Average sterling interest rate paid			10.26%			LIBOR plus 2.16%		
Interest rate derivative financial instruments related to long term debt								
Sterling Interest Rate Swaps								
Notional amount	—	—	£3,184.0	—	—	—	£3,184.0	£ 7.1
Average sterling interest rate paid			5.25%					
Sterling interest rate received			LIBOR					

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements, the notes thereto and the report of the independent auditors begin on page F-1 of this annual report and are incorporated in this annual report by reference. The following is a summary of the unaudited selected quarterly results of operations for the years ended December 31, 2007 and 2006 (in millions, except per share data):

	2007			
	Three months ended			
	March 31,	June 30,	September 30,	December 31,
	(unaudited)			
Statement of Operations Data:				
Revenue	£1,021.9	£ 995.0	£1,006.2	£1,050.6
Operating (loss) income	(15.3)	3.0	46.7	(17.8)
Net loss	(120.3)	(119.0)	(61.0)	(163.2)
Basic and diluted loss per share	£ (0.37)	£ (0.37)	£ (0.19)	£ (0.50)

	2006			
	Three months ended			
	March 31,	June 30,	September 30,	December 31,
	(unaudited)			
Statement of Operations Data:				
Revenue	£ 611.4	£ 884.3	£ 1,024.9	£ 1,081.6
Operating income (loss)	3.9	6.3	(9.6)	9.2
Net loss	(119.9)	(195.8)	(96.1)	(122.1)
Loss from continuing operations	(121.1)	(195.8)	(104.2)	(88.1)
Basic and diluted loss from continuing operations per share	£ (0.49)	£ (0.68)	£ (0.32)	£ (0.27)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of such period, these controls and procedures are effective to ensure that information required to be disclosed by the registrant in the reports the registrant files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the registrant in the reports that it files or submits is accumulated and communicated to the registrant's management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control Over Financial Reporting for Virgin Media Inc.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control

over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Virgin Media Inc.'s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the COSO framework, our management has concluded, and hereby reports, that our internal control over financial reporting was effective as of December 31, 2007. This annual report includes an attestation report of Ernst & Young LLP, our registered public accounting firm, on the effectiveness of internal control over financial reporting of Virgin Media Inc.

(c) Management's Annual Report on Internal Control Over Financial Reporting for Virgin Media Investment Holdings Limited

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Virgin Media Investment Holdings Limited's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the COSO framework, our management has concluded, and hereby reports, that VMIH's internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of Ernst & Young LLP, our registered public accounting firm, on the effectiveness of the internal control over financial reporting of VMIH pursuant to temporary rules of the Securities and Exchange Commission that require VMIH to provide only a management's report in this annual report.

(d) Changes in Internal Control Over Financial Reporting

On March 3, 2006, we completed the reverse acquisition of Telewest and on July 4, 2006, we completed the acquisition of Virgin Mobile. As a consequence of our integration of these acquisitions, we have made and expect to make further material changes to our internal control over financial reporting. Other than as stated above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e) Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Virgin Media Inc.

We have audited Virgin Media Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Virgin Media Inc.'s

management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting for Virgin Media Inc.". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Virgin Media Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Virgin Media Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London, England
February 29, 2008

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)

(1) *Financial Statements*—See list of Financial Statements on page F-1.

(2) *Financial Statement Schedules*—See list of Financial Statement Schedules on page F-1.

(3) *Exhibits*—See Exhibit Index.

FORM 10K—Item 15(a)(1) and (2)

VIRGIN MEDIA INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of Virgin Media Inc. and Subsidiaries are included in Item 8:

The following consolidated financial statement schedules of Virgin Media Inc. and Subsidiaries are included in Item 15(d):

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

The following consolidated financial statements of Virgin Media Investment Holdings Limited and Subsidiaries are included in Item 8:

The following consolidated financial statement schedules of Virgin Media Investment Holdings Limited and Subsidiaries are included in Item 15(d):

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Virgin Media Inc.

We have audited the accompanying consolidated balance sheets of Virgin Media Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the index at Item 15(d). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virgin Media Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Virgin Media Inc. changed its method of accounting for stock-based compensation expense as of January 1, 2006 to conform with the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment"; changed its method of accounting for defined benefit pension and other postretirement plans as of December 31, 2006 to conform with the provisions of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans"; and adopted Financial Accounting Standards Board Staff Position FAS 143-1 "Accounting for Electronic Waste Obligations" as of December 12, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Virgin Media Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London, England
February 29, 2008

VIRGIN MEDIA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions, except par value)

	December 31,	
	2007	2006
Assets		
Current assets		
Cash and cash equivalents	£ 321.4	£ 418.5
Restricted cash	6.1	6.0
Accounts receivable—trade, less allowance for doubtful accounts of £19.5 (2007) and £51.8 (2006)	455.6	461.2
Inventory	75.4	65.3
Prepaid expenses and other current assets	94.8	87.4
Total current assets	953.3	1,038.4
Fixed assets, net	5,655.6	6,026.3
Goodwill and other indefinite-lived intangible assets	2,488.2	2,516.5
Intangible assets, net	816.7	1,120.5
Equity investments	368.7	371.5
Other assets, net of accumulated amortization of £45.0 (2007) and £21.8 (2006)	183.6	170.3
Total assets	£10,466.1	£11,243.5
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	£ 372.9	£ 379.6
Accrued expenses and other current liabilities	406.2	485.5
VAT and employee taxes payable	86.1	82.8
Restructuring liabilities	89.6	126.8
Interest payable	172.5	158.2
Deferred revenue	250.3	268.0
Current portion of long term debt	29.1	141.9
Total current liabilities	1,406.7	1,642.8
Long term debt, net of current portion	5,929.4	6,017.2
Deferred revenue and other long term liabilities	238.5	276.2
Deferred income taxes	81.0	77.2
Total liabilities	7,655.6	8,013.4
Commitments and contingent liabilities		
Shareholders' equity		
Common stock—$.01 par value; authorized 1,000.0 shares (2007 and 2006); issued 328.9 (2007) and 326.4 (2006) and outstanding 327.5 (2007) and 323.9 (2006) shares	1.8	1.8
Additional paid-in capital	4,335.9	4,303.4
Accumulated other comprehensive income	148.6	116.0
Accumulated deficit	(1,675.8)	(1,191.1)
Total shareholders' equity	2,810.5	3,230.1
Total liabilities and shareholders' equity	£10,466.1	£11,243.5

See accompanying notes.

VIRGIN MEDIA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Year ended December 31,		
	2007	2006	2005
Revenue	£4,073.7	£3,602.2	£1,947.6
Costs and expenses			
Operating costs (exclusive of depreciation shown separately below)	1,830.0	1,572.8	808.3
Selling, general and administrative expenses	960.2	906.9	483.0
Other charges	28.7	67.0	24.8
Depreciation	924.9	799.1	541.7
Amortization	313.3	246.6	109.5
	4,057.1	3,592.4	1,967.3
Operating income (loss)	16.6	9.8	(19.7)
Other income (expense)			
Interest income and other, net	19.5	34.7	29.4
Interest expense	(514.2)	(457.4)	(235.8)
Loss on extinguishment of debt	(3.2)	(32.8)	(2.0)
Share of income from equity investments	17.7	12.5	—
(Loss) gain on derivative instruments	(2.5)	1.3	0.9
Foreign currency transaction gains (losses)	5.1	(90.1)	5.3
Loss from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principle	(461.0)	(522.0)	(221.9)
Income tax (expense) benefit	(2.5)	11.8	(18.8)
Minority interest	—	1.0	(1.0)
Loss from continuing operations	(463.5)	(509.2)	(241.7)
Discontinued operations			
Income from discontinued operations before income taxes	—	—	5.7
Income tax expense	—	—	(0.2)
Gain on disposal of assets	—	7.9	657.2
Income from discontinued operations	—	7.9	662.7
Cumulative effect of changes in accounting principle	—	(32.6)	—
Net (loss) income	£ (463.5)	£ (533.9)	£ 421.0
Basic and diluted loss from continuing operations per common share	£ (1.42)	£ (1.74)	£ (1.13)
Basic and diluted income from discontinued operations per common share	£ —	£ 0.03	£ 3.10
Basic and diluted loss from cumulative effect of changes in accounting principle per share	£ —	£ (0.11)	£ —
Basic and diluted net (loss) income per common share	£ (1.42)	£ (1.82)	£ 1.97
Dividends per share (in U.S. dollars)	$ 0.13	$ 0.05	$ —
Average number of shares outstanding	325.9	292.9	213.8

See accompanying notes.

VIRGIN MEDIA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year ended December 31,		
	200[illegible]	2006	2005
Operating activities			
Net (loss) income	£ (46[illegible].5)	£ (533.9)	£ 421.0
Cumulative effect of changes in accounting principle	—	32.6	—
Income from discontinued operations	—	(7.9)	(662.7)
Loss from continuing operations	(46[illegible].5)	(509.2)	(241.7)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	1,23[illegible].2	1,045.7	651.2
Non-cash interest	[illegible].7	99.1	(8.4)
Non-cash compensation	1[illegible].5	36.7	9.8
Income from equity accounted investments, net of dividends received	(1[illegible].8)	(9.5)	—
Income taxes	1[illegible].3	(14.8)	20.8
Loss on extinguishment of debt	[illegible].2	32.8	2.0
Amortization of original issue discount and deferred finance costs	[illegible].1	32.4	24.2
Unrealized foreign currency transaction (gain) loss	([illegible].7)	46.5	(62.8)
Loss (gain) on derivative instruments	2.5	(1.3)	(0.9)
Gain on disposal of investments	([illegible].1)	—	—
Loss (gain) on disposal of assets	[illegible]3.8	(1.7)	0.8
Minority interest	—	(1.0)	1.0
Changes in operating assets and liabilities, net of effect from business acquisitions and dispositions:			
Marketable securities	—	96.9	(79.3)
Accounts receivable	4.6	(69.7)	15.5
Inventory	([illegible]0.2)	(22.0)	—
Prepaid expenses and other current assets	8.6	(22.4)	(13.3)
Other assets	4.2	(3.6)	(1.0)
Accounts payable	[illegible]0.8)	27.6	45.5
Deferred revenue (current)	([illegible]7.4)	11.0	(6.3)
Accrued expenses and other current liabilities	(1[illegible]3.9)	35.6	(11.1)
Deferred revenue and other long term liabilities	[illegible]4.3)	(23.0)	(82.4)
Net cash provided by operating activities	7[illegible]6.0	786.1	263.6
Investing activities			
Purchase of fixed assets	(5[illegible]6.7)	(544.8)	(288.1)
Purchase of intangible assets	[illegible]9.5)	(10.0)	—
Principal repayments on loans to equity investments	[illegible]6.4	15.7	0.7
Proceeds from the sale of fixed assets	3.3	2.4	1.8
Proceeds from sale of investments	9.8	—	—
Purchase of investments	(2.0)	—	—
Acquisitions, net of cash acquired	(1.0)	(2,423.1)	—
(Increase) decrease in restricted cash	(0.1)	5.8	12.4
Proceeds from the sale of Broadcast operations, net	—	—	1,229.0
Proceeds from the sale of Ireland operations, net	—	—	216.2
Net cash (used in) provided by investing activities	([illegible]9.8)	(2,954.0)	1,172.0
Financing activities			
New borrowings, net of financing fees	[illegible]74.5	8,935.6	—
Proceeds from employee stock option exercises	15.0	38.7	5.0
Purchase of stock	—	—	(114.0)
Principal payments on long term debt	(1,[illegible]37.6)	(7,053.4)	(782.0)
Capital lease payments	[illegible]33.2)	(47.2)	(4.6)
Dividends paid	[illegible]21.2)	(8.5)	—
Net cash (used in) provided by financing activities	([illegible]02.5)	1,865.2	(895.6)
Cash flow from discontinued operations			
Net cash used in operating activities	—	—	(14.3)
Net cash used in investing activities	—	—	(4.1)
Net cash used in discontinued operations	—	—	(18.4)
Effect of exchange rate changes on cash and cash equivalents	(0.8)	(14.0)	88.4
(Decrease) increase in cash and cash equivalents	[illegible]97.1)	(316.7)	610.0
Cash and cash equivalents at beginning of year	[illegible]18.5	735.2	125.2
Cash and cash equivalents at end of year	£ [illegible]21.4	£ 418.5	£ 735.2
Supplemental disclosure of cash flow information			
Cash paid during the year for interest exclusive of amounts capitalized	£ [illegible]86.9	£ 327.1	£ 216.8
Income taxes paid	0.6	7.7	2.2

See accompanying notes.

VIRGIN MEDIA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in millions)

	Common Stock $.01 Par Value	Additional Paid-In Capital	Treasury Stock	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)			Accumulated Deficit	Total
					Foreign Currency Translation	Pension Liability Adjustments	Net (Losses) Gains on Derivatives		
Balance, December 31, 2004	£1.2	£2,652.3	£ —		£ 16.8	£ (2.1)	£(24.0)	£(1,069.7)	£1,574.5
Exercise of stock options and tax effect	—	8.9	—		—	—	—	—	8.9
Purchase of shares	—	—	(114.0)		—	—	—	—	(114.0)
Stock compensation costs	—	9.8	—		—	—	—	—	9.8
Comprehensive income:									
Net income for the year ended December 31, 2005	—	—	—	£ 421.0	—	—	—	421.0	421.0
Currency translation adjustment	—	—	—	47.7	47.7	—	—	—	47.7
Net gains on derivatives, net of tax	—	—	—	23.2	—	—	23.2	—	23.2
Pension liability adjustment, net of tax	—	—	—	(16.1)	—	(16.1)	—	—	(16.1)
Balance, December 31, 2005	£1.2	£2,671.0	£(114.0)	£ 475.8	£ 64.5	£(18.2)	£ (0.8)	£ (648.7)	£1,955.0
Exercise of stock options and tax effect	—	38.7	—		—	—	—	—	38.7
Cancellation of treasury stock	—	(114.0)	114.0		—	—	—	—	—
Issuance of stock for acquisition of Telewest	0.4	1,151.5	—		—	—	—	—	1,151.9
Issuance of stock for acquisition of Virgin Mobile	0.2	518.5	—		—	—	—	—	518.7
Stock compensation costs	—	37.7	—		—	—	—	—	37.7
Dividends paid	—	—	—		—	—	—	(8.5)	(8.5)
Comprehensive loss:									
Net loss for the year ended December 31, 2006	—	—	—	£(533.9)	—	—	—	(533.9)	(533.9)
Currency translation adjustment	—	—	—	67.1	67.1	—	—	—	67.1
Net losses on derivatives, net of tax	—	—	—	(49.8)	—	—	(49.8)	—	(49.8)
Reclassification of derivative losses to net income, net of tax	—	—	—	55.0	—	—	55.0	—	55.0
Pension liability adjustment, net of tax	—	—	—	7.6	—	7.6	—	—	7.6
Adjustment to initially apply FAS 158	—	—	—	—	—	(9.4)	—	—	(9.4)
Balance, December 31, 2006	£1.8	£4,303.4	£ —	£(454.0)	£131.6	£(20.0)	£ 4.4	£(1,191.1)	£3,230.1
Exercise of stock options and tax effect	—	17.6	—		—	—	—	—	17.6
Stock compensation costs	—	14.9	—		—	—	—	—	14.9
Dividends paid	—	—	—		—	—	—	(21.2)	(21.2)
Comprehensive loss:									
Net loss for the year ended December 31, 2007	—	—	—	£(463.5)	—	—	—	(463.5)	(463.5)
Currency translation adjustment	—	—	—	(0.2)	(0.2)	—	—	—	(0.2)
Net gains on derivatives, net of tax	—	—	—	53.8	—	—	53.8	—	53.8
Reclassification of derivative gains to net income, net of tax				(40.8)			(40.8)		(40.8)
Pension liability adjustment, net of tax	—	—	—	19.8	—	19.8	—	—	19.8
Balance, December 31, 2007	£1.8	£4,335.9	£ —	£(430.9)	£131.4	£ (0.2)	£ 17.4	£(1,675.8)	£2,810.5

See accompanying notes.

1. Organization and Business

(a) Historical Structure of the Company

Virgin Media Inc. is a Delaware corporation and is publicly-traded on the NASDAQ National Market in the United States. Our historical structure is as follows:

We were incorporated in 1993 as a Delaware corporation and continued as a publicly-traded holding company until February 1999. From February 1999 until January 10, 2003, we were a wholly-owned subsidiary of NTL (Delaware), Inc., a Delaware corporation referred to in this annual report as NTL Delaware, which was incorporated in February 1999 to effect a reorganization into a holding company structure. The holding company structure was implemented to pursue opportunities outside of the U.K. and Ireland, and was accomplished through a merger. Our stockholders at the time became stockholders of the new holding company, NTL (Delaware), Inc., and we became a wholly-owned subsidiary of the new holding company, NTL Delaware. The new holding company took the name NTL Incorporated until May 2000, when it was changed back to NTL (Delaware), Inc.

In May 2000, another new holding company structure was implemented in connection with the acquisition of the cable assets of Cable & Wireless Communications plc, or CWC (the operations acquired from CWC are called ConsumerCo), and was accomplished similarly through a merger. The stockholders of NTL Delaware became stockholders of the new holding company, and NTL Delaware became a subsidiary of the new holding company, and we remained a subsidiary of NTL Delaware. The new holding company then took the name NTL Incorporated, which remained its name until January 10, 2003, at which time its name was changed to NTL Europe, Inc., referred to in this annual report as NTL Europe. On February 21, 2001, NTL Europe contributed the assets of ConsumerCo to us.

On January 10, 2003, we emerged from reorganization under Chapter 11 of the U.S. Bankruptcy Code. Pursuant to the plan of reorganization, which is referred to as the Plan, our former parent, NTL Europe, and its subsidiaries and affiliates were split into two separate groups, with us and NTL Europe each emerging as independent public companies. We were renamed NTL Incorporated and became the holding company for the former NTL group's principal U.K. and Ireland assets. NTL Europe became the holding company for the former NTL group's continental European and various other assets. All of the outstanding securities of NTL Europe and some of its subsidiaries, including us, were cancelled. We issued shares of our common stock and Series A warrants, and NTL Europe issued shares of its common stock and preferred stock to various former creditors and stockholders. As a result, we are no longer affiliated with NTL Europe. NTL Europe has since changed its name to PTV, Inc.

On March 3, 2006, NTL Holdings Inc. (formerly known as NTL Incorporated) merged with a subsidiary of NTL Incorporated (formerly known as Telewest Global, Inc., or Telewest). Because this transaction is accounted for as a reverse acquisition, the financial statements included in this annual report for the period through March 3, 2006 are those of the corporation now known as Virgin Media Holdings Inc. (formerly known as NTL Holdings Inc.). For the period since March 3, 2006 these financial statements reflect the reverse acquisition of Telewest.

On July 4, 2006, we acquired 100% of the outstanding shares and options of Virgin Mobile Holdings (UK) plc, or Virgin Mobile, through a U.K. Scheme of Arrangement.

On February 6, 2007, we changed the name of our corporate parent from NTL Incorporated to Virgin Media Inc. and the names of certain of our subsidiaries.

1. Organization and Business (Continued)

We conduct our operations primarily through direct and indirect wholly-owned subsidiaries.

(b) Business

Virgin Media Inc. is a leading U.K. entertainment and communications business providing the first "quad-play" offering of television, broadband, fixed line telephone and mobile telephone services in the U.K. together with one of the most advanced TV on demand services available in the U.K. market. By number of customers, we are the U.K.'s largest residential broadband and mobile virtual network operator and second largest provider in the U.K. of pay television and fixed line telephone services. Through ntl:Telewest Business, which also operates under the Virgin Media group, we provide a complete portfolio of voice, data and internet solutions to leading businesses, public sector organizations and service providers in the U.K.

Through Virgin Media Television, or Virgin Media TV, we provide a broad range of programming through our wholly-owned channels such as Virgin 1, Living and Bravo; through UKTV, our joint ventures with BBC Worldwide; and through the portfolio of retail television channels operated by sit-up tv.

We presently manage our business through three reportable segments:

- **Cable:** our cable segment includes the distribution of television programming over our cable network and the provision of broadband and fixed line telephone services to consumers, businesses and public sector organizations, both on our cable network and, to a lesser extent, off our network;
- **Mobile:** our mobile segment includes the provision of mobile telephone services under the brand name Virgin Mobile to consumers over cellular networks owned by third parties; and
- **Content:** our content segment includes the operations of our U.K. television channels, such as Virgin 1, which was launched on October 1, 2007, as well as Living, Bravo and sit-up's portfolio of retail television channels. Although not included in our content segment revenue, our content management team also oversees our interest in the UKTV television channels through our joint ventures with BBC Worldwide.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP.

On March 3, 2006, NTL Holdings Inc. (formerly known as NTL Incorporated and now known as Virgin Media Holdings Inc, or Virgin Media Holdings), merged with a subsidiary of NTL Incorporated (formerly known as Telewest Global, Inc., or Telewest, and now known as Virgin Media Inc., or Virgin Media). The merger has been accounted for as a reverse acquisition in which Virgin Media Holdings is treated as the accounting acquirer, primarily because Virgin Media Holdings' shareholders owned 75% of the common stock upon completion of the merger. Following the merger, Telewest changed its name to NTL Incorporated, and subsequently to Virgin Media Inc. As a result, the historical financial statements of Virgin Media Holdings became the historical financial statements of Virgin Media Inc. as of the completion of the merger. The results for the year ended December 31, 2005 reflect the

2. Significant Accounting Policies (Continued)

operations and cash flows of Virgin Media Holdings only. The results of operations and cash flows for Telewest, the acquired company for accounting purposes, are included in the consolidated financial statements from March 3, 2006, the date on which the merger was completed.

The results of operations and cashflows for Virgin Mobile are included in the consolidated financial statements from July 4, 2006, the date of its acquisition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: the amount of uncollectible accounts receivable, the amount to be paid to terminate certain agreements included in restructuring costs, amounts accrued for vacated properties, the amount to be paid for other liabilities, including contingent liabilities, our pension expense and pension funding requirements, amounts to be paid under our employee incentive plans, costs for interconnection, the amount of costs to be capitalized in connection with the construction and installation of our network and facilities, long-lived assets, certain other intangible assets and the computation of our income tax expense and liability. Actual results could differ from those estimates.

Fair Values

We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. We have based these fair value estimates on pertinent information available to us as of December 31, 2007 and 2006. As at December 31, 2007, we had not adopted the fair value principles of FASB Statement No. 157, *Fair Value Measurements*.

Principles of Consolidation

The consolidated financial statements include the accounts for us and our wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. Our consolidated financial statements also include the accounts of variable interest entities, or VIEs, which are entities that among other things, lack sufficient equity to finance their activities without additional support from other parties. All significant intercompany accounts and transactions have been eliminated. The operating results of acquired companies are included in our consolidated statement of operations from the date of acquisition.

For investments in which we own 20% to 50% of the voting shares and have significant influence over the operating and financial policies, the equity method of accounting is used. Accordingly, our share of the earnings and losses of these companies are included in the share of income (losses) in equity investments in the accompanying consolidated statements of operations. For investments in which we own less than 20% of the voting shares and do not have significant influence, the cost method of accounting is used. Under the cost method of accounting, we do not record our share in the

2. Significant Accounting Policies (Continued)

earnings and losses of the companies in which we have an investment and such investments are generally reflected in the consolidated balance sheet at historical cost.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated statements of cash flows include reclassifications of cash flows from operating activities to provide greater detail on non-cash movements included within this category.

Foreign Currency Translation

Our functional currency is the pound sterling. Exchange gains and losses on translation of our net equity investments in subsidiaries having functional currencies other than the pound sterling are reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. Foreign currency transactions involving amounts denominated in currencies other than the functional currency are remeasured each period with gains and losses recorded in the statement of operations.

Cash Equivalents and Restricted Cash

Cash equivalents are short-term highly liquid investments purchased with an original maturity of three months or less. We had cash equivalents totaling £218.7 million and £322.1 million as at December 31, 2007 and 2006, respectively.

Restricted cash balances of £6.1 million and £6.0 million as at December 31, 2007 and 2006, respectively, represent cash balances collateralized against performance bonds given on our behalf.

Trade Receivables

Our trade receivables are stated at outstanding principal balance, net of allowance for doubtful accounts. Allowances for doubtful accounts are estimated based on the current aging of trade receivables, prior collection experience and future expectations of conditions that might impact recoverability. The allowance for doubtful accounts was £19.5 million at December 31, 2007 and £51.8 million at December 31, 2006.

Concentrations of Credit Risk

Our financial instruments that are exposed to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited because of the large number of customers and their dispersion across geographic areas. We perform periodic credit evaluations of our Business customers' financial condition and generally do not require collateral. At December 31, 2007, we did not have significant credit risk concentrations. No single group or customer represents greater than 10% of total accounts receivable.

Inventory

Inventory consists of consumer goods for re-sale and programming inventory. Consumer goods for re-sale are valued at the lower of cost or market value using the first-in, first-out, or FIFO method. Cost represents the invoiced purchase cost of inventory. This valuation requires us to make judgments,

2. Significant Accounting Policies (Continued)

based on currently available information, about obsolete, slow-moving or defective inventory. Based upon these judgments and estimates, which are applied consistently from period to period, we adjust the carrying amount of our inventory for re-sale to the lower of cost or market value.

Programming inventory represents television programming libraries held by each of our television channels and is stated at the lower of cost or market value. Programming is recognized as inventory when a contractual purchase obligation exists, it has been delivered to us and is within its permitted broadcasting period. Programming inventory is periodically reviewed and a provision made for impairment or obsolescence.

Fixed Assets

Depreciation is computed by the straight-line method over the estimated useful economic lives of the assets. Land and fixed assets held for sale are not depreciated. Estimated useful economic lives are as follows:

Operating equipment:	
Cable distribution plant	8–30 years
Switches and headends	8–10 years
Customer premises equipment	5–10 years
Other operating equipment	8–20 years
Other equipment:	
Buildings	30 years
Leasehold improvements	20 years or, if less, the lease term
Computer infrastructure	3–5 years
Other equipment	5–12 years

The cost of fixed assets includes amounts capitalized for labor and overhead expended in connection with the design and installation of our operating network equipment and facilities. Costs associated with initial customer installations, additions of network equipment necessary to enable enhanced services, acquisition of additional fixed assets and replacement of existing fixed assets are capitalized. The costs of reconnecting the same service to a previously installed premise are charged to expense in the period incurred. Costs for repairs and maintenance are charged to expense as incurred.

Labor and overhead costs directly related to the construction and installation of fixed assets, including payroll and related costs of some employees and related rent and other occupancy costs, are capitalized. The payroll and related costs of some employees that are directly related to construction and installation activities are capitalized based on specific time devoted to these activities where identifiable. In cases where the time devoted to these activities is not specifically identifiable, we capitalize costs based upon estimated allocations.

Goodwill and Intangible Assets

Goodwill and other intangible assets with indefinite lives, such as television channel tradenames and reorganization value in excess of amount allocable to identifiable assets, are not amortized and are tested for impairment annually or more frequently if circumstances indicate a possible impairment exists in accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets,* or FAS 142.

2. Significant Accounting Policies (Continued)

Goodwill and other intangible assets with indefinite lives are allocated to various reporting units, which are the operating segments. For purposes of performing the impairment test of goodwill, we established the following reporting units: Cable, Mobile, Virgin Media TV and sit-up. We compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. We evaluate our Cable reporting unit for impairment on an annual basis as at December 31, while all other reporting units are evaluated as at June 30. In the future, we may incur impairment charges under FAS 142 if market values decline and we do not achieve expected cash flow growth rates.

Intangible assets include trademark license agreements and customer lists. Trademark license agreements represent the portion of purchase price allocated to agreements to license trademarks acquired in business combinations. Trademark licenses are amortized over the period in which we expect to derive benefits, which is principally five years. Customer lists represent the portion of the purchase price allocated to the value of the customer base acquired in business combinations. Customer lists are amortized on a straight-line basis over the period in which we expect to derive benefits, which is principally three to six years.

Asset Retirement Obligations

We accrue for the liability in respect of dilapidation on our leasehold properties over the term of the lease in accordance with FASB Statement No. 13, *Accounting for Leases,* or FAS 13.

In June 2005, the Financial Accounting Standards Board issued FASB Staff Position FAS 143-1, *Accounting for Electronic Equipment Waste Obligations,* or FSP 143-1. The FASB issued FSP 143-1 to address the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive adopted by the European Union. FSP 143-1 requires that the commercial user should apply the provisions of FASB Statement No. 143 and the related FASB Interpretation No. 47 to certain obligations associated with historical waste (as defined by the Directive), since this type of obligation is an asset retirement obligation. FSP 143-1 was effective for the later of the first reporting period ending after June 8, 2005 or the Directive's adoption into law by the applicable European Union-member country. The Directive was adopted on December 12, 2006, and was effective January 2, 2007. Management have reviewed their obligations under the law and concluded that an obligation exists for certain of our customer premises equipment. As a result, we recognized a retirement obligation of £58.2 million and fixed assets of £24.4 million on the balance sheet as at December 31, 2006 and a cumulative effect change in accounting principle of £33.8 million in the statement of operations for the year then ended.

Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, *Impairment of Long-Lived Assets,* or FAS 144, long-lived assets, including fixed assets and amortizable definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We assess the recoverability of the carrying value of long-lived assets, by first grouping our long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the

2. Significant Accounting Policies (Continued)

asset group exceeds the estimated undiscounted cash flows, we record an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long term growth rate.

As of December 31, 2007, there were no indicators of impairment that suggest the carrying amounts of our long-lived assets are not recoverable.

Deferred Financing Costs

Deferred financing costs are incurred in connection with the issuance of debt and are amortized over the term of the related debt using the effective interest method. Deferred financing costs of £88.9 million and £99.7 million as of December 31, 2007 and 2006, respectively, are included in other assets.

Restructuring Costs

As of January 1, 2003, we adopted FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, or FAS 146, and recognize a liability for costs associated with restructuring activities when the liability is incurred. Prior to 2003, we recognized a liability for costs associated with restructuring activities at the time a commitment to restructure is given in accordance with EITF 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, or EITF 94-3. Liabilities for costs associated with restructuring activities initiated prior to January 1, 2003 continue to be accounted for under EITF 94-3.

In 2006, we initiated a number of restructuring programs as part of our acquisitions of Telewest and Virgin Mobile. Accruals in respect to exit activities of the acquired businesses are recognized under EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, and included in the acquired company's opening balance sheet. Accruals in respect to exit activities of the historic NTL business are recognized under FAS 146.

Revenue Recognition

We recognize revenue only when it is realized or realizable and earned. We recognize revenue when all of the following are present:

- persuasive evidence of an arrangement exists between us and our customers;
- delivery has occurred or the services have been rendered;
- the price for the service is fixed or determinable; and
- collectibility is reasonably assured.

Fixed line telephone, cable television and internet revenues are recognized as the services are provided to customers. At the end of each period, adjustments are recorded to defer revenue relating to services billed in advance and to accrue for earned but unbilled services.

2. Significant Accounting Policies (Continued)

Installation revenues are recognized in accordance with the provisions of FASB Statement No. 51, *Financial Reporting by Cable Television Companies*, in relation to connection and activation fees for cable television, as well as fixed line telephone and internet services, on the basis that we market and maintain a unified fiber network through which we provide all of these services. Installation revenues are recognized at the time the installation has been completed to the extent that those fees are less than direct selling costs. Installation fees in excess of direct selling costs are deferred and amortized over the expected life of the customer's connection.

Rental revenue in respect of line rentals and rental of equipment provided to customers is recognized on a straight-line basis over the term of the rental agreement.

Mobile handset and other equipment revenues are recognized when the goods have been delivered and title has passed. Equipment revenue is stated net of discounts earned through service usage.

Mobile service revenues include airtime, data, roaming and long-distance revenues and are invoiced and recorded as part of a periodic billing cycle. Service revenues are recognized as the services are provided. At the end of each period, adjustments are recorded to defer revenue relating to services billed in advance and to accrue for earned but unbilled services.

Contract customers are billed in arrears based on usage and revenue is recognized when the service is rendered and collectibility is reasonably assured. Revenue from non-contract pre-pay customers is recorded as deferred revenue prior to commencement of services and is recognized as the services are rendered or usage expires.

Bundled services revenue is recognized in accordance with the provisions of EITF No 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, to assess whether the components of the bundled services should be recognized separately.

For bundled packages that have separately identifiable components, the total consideration is allocated to the different components based on their relative fair values. Where the fair value of a delivered component cannot be determined reliably but the fair value of the undelivered component can be, the fair value of the undelivered component is deducted from the total consideration and the net amount is allocated to the delivered components based on the "residual value" method.

Programming revenues are recognized in accordance with SOP 00-2, *Accounting by Producers or Distributors of Films*. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Retail revenues are recognized on dispatch of goods to customers and are net of discounts given and less actual and expected returns, refunds and credit card charge-backs.

Subscriber Acquisition Costs

Costs incurred in respect to the acquisition of customers of our Mobile segment, including payments to distributors and the cost of handset promotions, are expensed as incurred.

Advertising Expense

We expense the cost of advertising as incurred. Advertising costs were £108.6 million, £101.3 million and £51.1 million in 2007, 2006 and 2005, respectively.

2. Significant Accounting Policies (Continued)

Stock-Based Compensation

We have a number of stock-based employee compensation plans, as described more fully in note 12. Prior to January 1, 2006 we accounted for these plans using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, or FAS 123. On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), *Share Based Payment,* or FAS 123R, which is a revision of FAS 123. FAS 123R also supersedes APB 25 and amends FASB Statement No. 95, *Statement of Cash Flows,* or FAS 95. FAS 123R differs from FAS 123, by requiring all entities to measure liabilities incurred in stock based payment transactions at fair value and to estimate the number of instruments for which the requisite service period is expected to be rendered rather than accounting for forfeitures as they occur. Under FAS 123R, modifications to the terms or conditions of an award are measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, as opposed to measuring the effects of a modification as the difference between the fair value of the modified award at the date it is granted and the fair value of the awards immediately before the modification.

FAS 123R also clarifies and expands current guidance under FAS 123 including the measurement of fair value, classifying an award as either equity or as a liability and attributing compensation cost to reporting periods. FAS 123R amends FAS 95 requiring that the excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

We adopted FAS 123R on January 1, 2006 and elected to use the modified prospective method, therefore, prior period results were not restated. As a result of the adoption of FAS 123R, we recorded a cumulative effect of a change in accounting principle of £1.2 million to reduce compensation expense recognized in previous periods.

Stock-based compensation expense is recognized as a component of selling, general and administrative expenses in the consolidated statement of operations.

Pensions

We account for our defined benefit pension plans using FASB Statement No. 87, *Employer's Accounting for Pensions*, or FAS 87, and the disclosure rules under FASB Statement No. 132 (revised), *Employers Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements 87, 88 and 106,* or FAS 132R. Under FAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under FAS 87 is generally independent of funding decisions or requirements.

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statement No. 87, 88, 106 and 132(R),* or FAS 158. FAS 158 requires that the funded status of defined benefit postretirement plans be recognized on a company's balance sheet, and changes in the funded status be reflected in comprehensive income, effective for fiscal years ending after December 15, 2006, which we adopted for the year ended December 31, 2006. FAS 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The impact of adopting the recognition provisions of FAS 158 as of December 31, 2006 was an increase in liabilities of £9.4 million and a pre-tax increase in the accumulated other comprehensive loss of £9.4 million.

2. Significant Accounting Policies (Continued)

Derivative Financial Instruments

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. As certain portions of our indebtedness accrue interest at variable rates, we are exposed to volatility in future cash flows and earnings associated with variable interest rate payments. Also, substantially all of our revenue and operating costs are earned and paid in pounds sterling and, to a lesser extent, U.S. dollars and euros, but we pay interest and principal obligations on some of our indebtedness in U.S. dollars and euros. As a result, we have exposure to volatility in future cash flows and earnings associated with changes in foreign currency exchange rates on payments of principal and interest on a portion of our indebtedness. We are also exposed to volatility in future cash flows and earnings associated with foreign currency payments in relation to operating costs incurred in the normal course of business.

Our objective in managing exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of our earnings and cash flows caused by changes in underlying rates. To achieve this objective, we have entered into derivative financial instruments. We have established policies and procedures to govern the strategic management of these exposures through a variety of derivative financial instruments, including interest rate swaps, cross-currency interest rate swaps and foreign currency forward rate contracts. By policy, we do not enter into derivative financial instruments with a level of complexity or with a risk that is greater than the exposure to be managed.

In order to qualify for hedge accounting in accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, or FAS 133, we are required to document in advance the relationship between the item being hedged and the hedging instrument. We are also required to demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed and documented at each period end to ensure that the hedge remains highly effective.

We recognize derivative financial instruments as either assets or liabilities measured at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To the extent that the derivative instrument is designated and considered to be effective as a cash flow hedge of an exposure to future changes in interest rates or foreign currency exchange rates, the change in fair value of the instrument is deferred in accumulated other comprehensive income or loss. Amounts recorded in accumulated other comprehensive income or loss are reclassified to the statement of operations in the same period as the corresponding impact on earnings from the underlying hedged transaction. Changes in fair value of any instrument not designated as a hedge or considered to be ineffective as a hedge are reported in earnings immediately.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the statement of operations when the committed or forecasted transaction is recognized in the statement of operations. However, where we have applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is recognized immediately as gains or losses on derivative instruments in the statement of operations. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of operations.

2. Significant Accounting Policies (Continued)

Software Development Costs

We capitalize costs related to computer software developed or obtained for internal use in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Software obtained for internal use has generally been enterprise-level business and finance software that we customize to meet our specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, which are generally three to five years. We have not sold, leased or licensed software developed for internal use to our customers and we have no intention of doing so in the future.

Income Taxes

We provide for income taxes in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We recognize deferred tax assets only if it is more likely than not that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be recognized.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*, or FIN 48. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. We adopted FIN 48 on January 1, 2007. The adoption did not have a material effect on our consolidated financial statements.

Loss from Continuing Operations Per Share and Net (Loss) Income Per Share

Basic and diluted loss from continuing operations per share and net (loss) income per share are computed by dividing the loss from continuing operations and net (loss) income, respectively, by the average number of shares outstanding during the years ended December 31, 2007, 2006 and 2005. Options, warrants and shares of restricted stock held in escrow are excluded from the calculation of diluted net loss from continuing operations per share for all periods presented since the inclusion of such options, warrants and shares of restricted stock is anti-dilutive. The average number of shares outstanding is computed as follows (in millions) (as adjusted for the reverse acquisition of Telewest):

	Year ended December 31,		
	2007	2006	2005
Adjusted number of shares outstanding at start of period	323.9	212.9	219.0
Issues of common stock (average number outstanding during the period)	2.0	80.0	1.3
Repurchase of stock	—	—	(6.5)
Average number of shares outstanding	325.9	292.9	213.8

3. Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*, or FAS 157. FAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. FAS 157 is effective for certain financial instruments included in financial statements issued for fiscal years beginning after November 15, 2007 and for all other non-financial instruments for fiscal years beginning after November 15, 2008. The provisions of FAS 157 relating to certain financial instruments are required to be adopted by us in the first quarter of 2008 effective January 1, 2008. While we are still addressing the impact of adoption of this Standard, it is not expected to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*, or FAS 159. FAS 159 allows companies to elect to measure certain assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of FAS 159 will have on our consolidated financial statements and are not yet in a position to determine its effects.

4. Discontinued Operations

On December 1, 2004, we reached an agreement to sell our Broadcast operations, a provider of commercial television and radio transmission services, to a consortium led by Macquarie Communications Infrastructure Group. The sale was completed on January 31, 2005. The results of operations of the Broadcast operations have been removed from our results of continuing operations and cash flows for all periods presented. Revenue of the Broadcast operations, reported in discontinued operations, for the year ended December 31, 2005 was £21.4 million. Broadcast's pre-tax income, reported within discontinued operations, for the year ended December 31, 2005 was £3.2 million. Upon the sale, we recorded a gain on disposal of £520.2 million.

On May 9, 2005, we sold our operations in the Republic of Ireland to MS Irish Cable Holdings B.V., an affiliate of Morgan Stanley & Co. International Limited, for an aggregate purchase price of €333.4 million, or £225.5 million. The results of operations and cash flows of the Ireland operations have been removed from our results of continuing operations and cash flows for all periods presented. Revenue of the Ireland operations, reported in discontinued operations, for the year ended December 31, 2005 was £25.6 million. Ireland's pre-tax income, reported within discontinued operations, for the years ended December 31, 2006 and 2005 was £7.9 million and £2.5 million, respectively. During the year ended December 31, 2006, we were able to release certain contingent tax liabilities of £7.9 million, relating to the disposal of our former Ireland operations. Upon the sale, we recorded a gain on disposal of £137.0 million, net of tax of £8.5 million.

5. Acquisitions

Acquisition of Virgin Mobile

On July 4, 2006, we acquired 100% of the outstanding shares and options of the U.K. operation of Virgin Mobile through a U.K. Scheme of Arrangement. Virgin Mobile is the largest mobile virtual network operator in the U.K. with approximately 4.5 million customers.

The total purchase price of £953.2 million included cash of £419.2 million, common stock valued at £518.8 million and direct transaction costs of £15.2 million. The average market price per share of common stock utilized in determining the value of new common stock issued of £15.07 ($26.59) was based on an average of the closing prices of our common stock divided by the Telewest acquisition conversion ratio of 2.5 times for a range of trading days (January 12, January 13, January 17, January 18, January 19) around the announcement date of the proposed acquisition (January 16, 2006).

We financed the cash portion of the offer and transactional expenses through £475 million of additional borrowings under our senior credit facility and cash on hand.

The total purchase price was allocated as follows (in millions):

	Acquisition Date
Cash and cash equivalents, including restricted cash	£ 14.1
Accounts receivable	45.4
Prepaid expenses and other current assets	5.3
Fixed assets	9.2
Inventory	9.1
Amortizable intangible assets:	
Customer lists	280.0
Contractual relationships	6.0
Software and other intangible assets	9.3
Intangible assets with indefinite lives:	
Goodwill	971.7
Other assets, net	1.4
Accounts payable	(47.2)
Long term debt, including current portion	(200.0)
Other current liabilities	(103.6)
Other long term liabilities	(47.5)
Total purchase price	£ 953.2

Amortizable intangible assets

Of the total purchase price, £295.3 million was allocated to amortizable intangible assets including customer lists and contractual relationships. Customer lists represented existing contracts that relate primarily to underlying customer relationships pertaining to the services provided by Virgin Mobile. The fair value of these assets was determined utilizing the income approach. We amortize the fair value of these assets on a straight-line basis over an average estimated useful life of 3.5 years.

Contractual relationships represented the fair value of certain contracts with distributors of our products and services. The fair value of these contracts was determined utilizing the income approach.

5. Acquisitions (Continued)

We amortize the fair value of these assets on a straight-line basis over the remaining life of the contracts of three years.

Reverse Acquisition of Telewest

On March 3, 2006, we merged with Telewest and the merger was accounted for as a reverse acquisition of Telewest using the purchase method. This merger created the U.K.'s largest provider of residential broadband and the U.K.'s leading provider of "triple-play" services. In connection with this transaction, Telewest changed its name to NTL Incorporated, and has since changed its name to Virgin Media Inc.

The total purchase price of £3.5 billion included cash of £2.3 billion, common stock valued at £1.1 billion, stock options with a fair value of £29.8 million and direct transaction costs of £25.1 million. The average market price per share of common stock utilized in determining the value of the new common stock issued of £13.00 ($22.90) was based on an average of the closing prices of Telewest common stock for a range of trading days (September 29, September 30, October 3, October 4 and October 5, 2005) around the announcement date of the proposed merger (October 3, 2005). The cash payment of £2.3 billion was based on the redemption value of $16.25 (£9.30) per share of Telewest redeemable common stock issued in exchange for Telewest common stock in the transaction and 246.0 million shares of Telewest redeemable common stock so issued.

The outstanding options to purchase shares of our common stock were exchanged for options to purchase shares of Virgin Media Inc. new common stock with the same terms and conditions.

The outstanding options to purchase shares of Telewest common stock were converted into options to purchase shares of Virgin Media Inc. new common stock at an option price calculated in accordance with the formula in the merger agreement. In accordance with the terms of Telewest's equity-based plans, a significant proportion of Telewest's outstanding options that were granted prior to March 3, 2006 vested upon completion of the merger. All vested and unvested options of Telewest were recorded at their fair value by using the Black-Scholes option pricing model.

5. Acquisitions (Continued)

The total purchase price was allocated as follows (in millions):

	Acquisition Date
Cash and cash equivalents, including restricted cash	£ 303.2
Accounts receivable	155.6
Prepaid expenses and other current assets	36.5
Fixed assets	2,932.9
Inventory	34.8
Investments in and loans to affiliates	377.9
Amortizable intangible assets:	
Customer lists	761.6
Trade names	10.7
Licenses	37.0
Intangible assets with indefinite lives:	
Goodwill	1,370.1
Trade names	16.5
Accounts payable	(144.7)
Long term debt, including current portion	(1,873.7)
Other current liabilities	(453.9)
Other long term liabilities	(38.5)
Deferred income taxes	(77.0)
Total purchase price	£ 3,449.0

Amortizable intangible assets

Of the total purchase price, £809.3 million was allocated to amortizable intangible assets including customer lists, trade names and licenses. Customer lists represented existing contracts that related primarily to underlying customer relationships pertaining to the services provided by Telewest. The fair value of these assets was determined utilizing the income approach. We amortize the fair value of these assets on a straight-line basis over estimated useful lives of between three and six years.

Trade names represented the Telewest and BlueYonder brand names. The fair value of these assets was determined utilizing a relief-from-royalty method. We amortize the fair value of these assets on a straight-line basis over estimated useful lives of between one and nine years.

Licenses represented contracts to broadcast television content over a digital broadcasting system in the U.K.. The fair value of these contracts was determined utilizing the income approach. We amortize the fair value of these assets on a straight-line basis over an average estimated useful life of four years.

Indefinite life intangible assets

Trade names with indefinite lives represented the Living, Bravo, Trouble and Challenge television channel names. We determined that these assets have indefinite lives as the trade names do not expire and management expect the related cash flows to continue indefinitely. Therefore, these assets are not being amortized until their useful life is deemed to no longer be indefinite.

5. Acquisitions (Continued)

Pro Forma Results

The following pro forma financial information presents the combined results of operations of the former NTL, Telewest and Virgin Mobile businesses as if the acquisitions of Telewest and Virgin Mobile had occurred as of the beginning of the years presented (in millions, except per share data). The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of Virgin Media that would have been reported had the acquisitions been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of Virgin Media.

	Year ended December 31,		
	2007 Actual	2006 Pro Forma (unaudited)	2005 Pro Forma (unaudited)
Revenue	£4,073.7	£4,162.2	£4,040.2
Operating income	16.6	3.7	29.2
Loss from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principle	(461.0)	(573.5)	(420.5)
Loss from continuing operations	(463.5)	(570.9)	(420.5)
Income from discontinued operations	—	7.9	662.7
Cumulative effect of changes in accounting principle	—	(32.6)	—
Net loss	£ (463.5)	£ (595.6)	£ 242.2
Loss from continuing operations per share	£ (1.42)	£ (1.95)	£ (1.97)
Net loss per share	£ (1.42)	£ (2.03)	£ 1.13

The pro forma financial information above includes the following material, non-recurring charges in the year ended December 31, 2006: write offs of historical deferred finance charges of £32.9 million; acquisition-related charges of £16.3 million; and other charges including restructuring charges of £51.9 million.

6. Fixed Assets (Including Leases)

Fixed assets consist of (in millions):

		December 31,			
		2007		2006	
	Useful Economic Life	Total	Under Capital Leases	Total	Under Capital Leases
Operating equipment					
Cable distribution plant	8–30 years	£ 5,856.4	£ 30.1	£ 5,581.6	£ 30.1
Switches and headends	8–10 years	686.4	37.9	687.0	12.6
Customer premises equipment	5–10 years	1,052.5	—	1,374.7	—
Other operating equipment	8–20 years	5.0	—	65.8	—
Total operating equipment		7,600.3	68.0	7,709.1	42.7
Other equipment					
Land	—	13.5	—	13.5	—
Buildings	30 years	119.4	—	119.0	—
Leasehold improvements	20 years or, if less, the lease term	54.0	—	68.7	—
Computer infrastructure	3–5 years	239.6	36.8	282.5	34.2
Other equipment	5–12 years	265.6	36.8	169.1	20.5
Total other equipment		692.1	73.6	652.8	54.7
		8,292.4	141.6	8,361.9	97.4
Accumulated depreciation		(2,752.2)	(43.3)	(2,480.1)	(25.2)
		5,540.2	98.3	5,881.8	72.2
Construction in progress		115.4	—	144.5	—
		£ 5,655.6	£ 98.3	£ 6,026.3	£ 72.2

6. Fixed Assets (Including Leases) (Continued)

Future minimum annual payments at December 31, 2007 are as follows (in millions). The table reflects our contractual obligations.

Year ending December 31:	Capital Leases	Operating Leases
2008	£ 34.7	£ 62.4
2009	24.0	39.3
2010	14.1	37.4
2011	32.3	35.8
2012	7.8	34.2
Thereafter	88.3	156.2
Total minimum lease payments	201.2	£365.3
Less: amount representing interest	(84.3)	
Present value of net minimum obligations	116.9	
Less: current portion	(27.3)	
	£ 89.6	

Leases for buildings, office space and equipment extend through 2034. Total rental expense for the years ended December 31, 2007, 2006, and 2005 under operating leases was £51.8 million, £58.0 million and £34.3 million, respectively.

During 2007, the changes in the asset retirement obligations related to customer premises equipment were as follows (in millions):

Asset retirement obligation at the beginning of the year	£ 58.2
Increase in liability	14.7
Liabilities settled	(10.7)
Accretion expense	5.1
Revision in cash flows	(8.4)
Asset retirement obligation at the end of the year	£ 58.9

7. Goodwill and Intangible Assets

Goodwill and intangible assets consist of (in millions):

	Estimated Useful Life	December 31, 2007	December 31, 2006
Goodwill and intangible assets not subject to amortization:			
Goodwill		£2,325.6	£2,351.7
Reorganization value in excess of amounts allocable to identifiable assets		146.1	148.3
Trade names		16.5	16.5
		£2,488.2	£2,516.5
Intangible assets subject to amortization:			
Cost			
Contractual relationships	2–3 years	£ 6.0	£ 6.0
Trade names and licenses	1–9 years	49.5	50.7
Customer lists	3–6 years	1,596.8	1,602.1
Software and other intangible assets	1–3 years	27.9	22.1
		1,680.2	1,680.9
Accumulated amortization			
Contractual relationships		3.3	1.1
Trade names and licenses		22.3	10.4
Customer lists		822.3	543.3
Software and other intangible assets		15.6	5.6
		863.5	560.4
		£ 816.7	£1,120.5

In accordance with our policy, we review the estimated useful lives of our intangible assets on an ongoing basis. As a result of our review, effective January 1, 2008, we reduced our estimates of the remaining useful lives of certain intangible customer lists to better reflect the estimated periods over which these assets will provide benefit. The effect of this change in estimate will be to increase the amortization expense of these assets in 2008 by £57.5 million compared to 2007.

Estimated aggregate amortization expense for each of the five succeeding fiscal years after December 31, 2007 is as follows: £294.5 million in 2008, £247.5 million in 2009, £151.9 million in 2010, £119.5 million in 2011 and £1.0 million in 2012.

7. Goodwill and Intangible Assets (Continued)

During the year ended December 31, 2007, assets not subject to amortization were adjusted for the following (in millions):

	Trade Names	Reorganization Value	Goodwill
Balance, December 31, 2006	£16.5	£148.3	£2,351.7
Deferred tax balances	—	(2.2)	(8.2)
Corporation tax balances	—	—	(6.7)
Disposal of business units	—	—	(1.5)
Finalization of purchase accounting fair values	—	—	(9.7)
Balance, December 31, 2007	£16.5	£146.1	£2,325.6

During the year ended December 31, 2006, reorganization value in excess of amounts allocable to identifiable assets was reduced by £44.7 million due to the use of deferred tax assets that existed as at January 10, 2003 that were previously offset by a valuation allowance.

As at June 30, 2007, we performed our annual impairment review of the goodwill recognized in the Virgin Media TV and sit-up reporting units included in our Content segment and the Virgin Mobile reporting unit and concluded that no impairment charges were necessary. As at December 31, 2007, we performed our annual impairment review of the goodwill recognized in our Cable segment and concluded that no impairment charges were necessary.

8. Investments

Through our wholly-owned subsidiary Flextech Broadband Limited, we own a 50% equity investment in the UKTV joint venture companies and a 49.9% equity investment in the Setanta Sports News channel. These investments are accounted for under the equity method at December 31, 2007. The UKTV joint venture companies operate a portfolio of channels under the UKTV brand. This equity investment was acquired as part of the acquisition of Telewest on March 3, 2006. In accordance with the joint venture agreements between Flextech Broadband Limited and BBC Worldwide, we are required to recognize 100% of any losses for those companies which represent UKTV. The Setanta Sports News channel was incorporated on November 29, 2007 and we have recognized our proportion of the losses from that date.

Investments consist of (in millions):

	December 31, 2007	December 31, 2006
Loans and redeemable preference shares	£145.6	£159.3
Share of net assets	223.1	212.2
	£368.7	£371.5

9. Long Term Debt

Long term debt consists of (in millions):

	December 31,	
	2007	2006
8.75% U.S. Dollar senior notes due 2014	£ 214.2	£ 217.0
9.75% Sterling senior notes due 2014	375.0	375.0
8.75% Euro senior notes due 2014	165.6	151.6
9.125% U.S. Dollar senior notes due 2016	277.2	280.8
Senior credit facility	4,804.8	5,024.6
Capital leases	116.9	104.4
Other	4.8	5.7
	5,958.5	6,159.1
Less: current portion	(29.1)	(141.9)
	£5,929.4	£6,017.2

The effective interest rate on the senior credit facility was 7.8% and 7.1% as at December 31, 2007 and 2006, respectively.

The terms of the senior notes and senior credit facility as at December 31, 2007 are summarized below.

Senior Notes

- *8.75% Senior Notes due April 15, 2014*—The principal amount at maturity is $425 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.
- *9.75% Senior Notes due April 15, 2014*—The principal amount at maturity is £375 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.
- *8.75% Senior Notes due April 15, 2014*—The principal amount at maturity is €225 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.
- *9.125% Senior Notes due August 15, 2016*—The principal amount at maturity is $550 million. Interest is payable semi-annually on February 15 and August 15 commencing February 15, 2007.

Senior Credit Facility

The principal amount outstanding under our senior credit facility at December 31, 2007 was £4,804.8 million. Our senior credit facility comprises a term facility denominated in a combination of pounds sterling, euros and U.S. dollars in aggregate principal amounts of £4,132 million, $628 million and €485 million and a revolving facility of £100 million. At December 31, 2007, the sterling equivalent of £4,804.8 million of the term facility had been drawn and £19.9 million of the revolving credit facility had been utilized for bank guarantees and standby letters of credit.

The senior credit facility bears interest at LIBOR, US LIBOR or EURIBOR plus a margin currently ranging from 1.75% to 2.75% and the applicable cost of complying with any reserve requirement. The margins on £2,337 million of the term loan facilities and on the revolving credit facility ratchet from 1.25% to 2.25% based on leverage ratios. Interest is payable at least semi-annually.

9. Long Term Debt (Continued)

Principal repayments in respect of £2,337 million of the term loan facilities are due semi-annually beginning in September 2009 and ending on March 3, 2011, and the remaining term loan facilities are repayable in full on their maturity dates, which range from September 3, 2012 through March 3, 2013. We are also required to make principal repayments out of excess cash flows if certain criteria are met.

The facility is secured through a guarantee from Virgin Media Finance PLC. In addition, the bulk of the facility is secured through guarantees and first priority pledges of the shares and assets of substantially all of the operating subsidiaries of Virgin Media Investment Holdings Limited, or VMIH, and of receivables arising under any intercompany loans to those subsidiaries. We are subject to financial maintenance tests under the facility, including a test of liquidity, coverage and leverage ratios applied to us and certain of our subsidiaries. As of December 31, 2007, we were in compliance with these covenants.

The agreements governing the senior notes and the senior credit facility significantly restrict the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. In addition, the agreements significantly, and, in some cases, absolutely restrict our ability and the ability of most of our subsidiaries to:

- incur or guarantee additional indebtedness;
- pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations;
- make investments;
- sell assets, including the capital stock of subsidiaries;
- enter into sale and leaseback transactions or certain vendor financing arrangements;
- create liens;
- enter into agreements that restrict the restricted subsidiaries' ability to pay dividends, transfer assets or make intercompany loans;
- merge or consolidate or transfer all or substantially all of our assets; and
- enter into transactions with affiliates.

Long term debt repayments, excluding capital leases, as of December 31, 2007, are due as follows (in millions):

Year ended December 31:	
2008	£ 1.8
2009	266.9
2010	1,106.2
2011	966.3
2012	2,167.9
Thereafter	1,332.5
Total debt payments	£5,841.6

9. Long Term Debt (Continued)

On July 15, 2005, we redeemed the entire $100 million principal amount of the floating rate senior notes due 2012 at a redemption price of 103% of the principal amount.

On February 4, 2005, we voluntarily prepaid £500 million of principal outstanding under our prior senior credit facility using the proceeds from the sale of our Broadcast operations. On June 14, 2005 and July 14, 2005, we repaid a further £200 million and £23 million, respectively, using the proceeds from the sale of our Ireland operations. On February 13, 2006, we voluntarily prepaid £100 million of principal outstanding.

On March 3, 2006, the full outstanding balance of £1,358.1 million was repaid in respect of our prior senior credit facility, £1,686.9 million was repaid in respect of Telewest's then existing senior credit facilities and £102.0 million was repaid in respect of Virgin Media TV's then existing senior credit facility. Our then existing facility and Telewest's then existing facility were repaid in full utilizing borrowings under the new senior credit facility. The Virgin Media TV facility was repaid from cash on hand.

On September 27, 2006, we made a voluntary prepayment of £120.0 million of our senior credit facility utilizing available cash reserves.

On April 13, 2007, we borrowed £890 million under our senior credit facility which is repayable in 2012, and used £863 million of the net proceeds to repay some of our obligations under our senior credit facility that were originally scheduled to be paid from 2007 to 2011. In April 2007, we also amended our senior credit facility agreement to allow for this £890 million of additional indebtedness, the relaxation of certain financial covenants and additional flexibility to pay increased levels of dividends on our common stock.

On May 15, 2007, we made a mandatory prepayment of £73.6 million on our senior credit facility as a result of cash flow generated in 2006. On December 17, 2007, we made a voluntary prepayment of £200 million utilizing available cash reserves.

Senior Bridge Facilities

On March 3, 2006, one of our subsidiaries, Neptune Bridge Borrower LLC, drew in full from a £1.8 billion bridge facility the U.S. dollar equivalent of $3,146.4 million and the proceeds were used in connection with the reverse acquisition of Telewest. On June 19, 2006, the £1.8 billion bridge facility was repaid in full utilizing drawings on the senior credit facility totaling £1.2 billion and an alternative senior bridge facility of $1,048.8 million. The alternative senior bridge facility was repaid in two stages utilizing the proceeds from the $550 million 9.125% senior notes due 2016 on July 25, 2006, and an additional drawing from the senior credit facility on August 1, 2006. Debt issuance costs relating to the bridge facility totaling £13.1 million were expensed during the year ended December 31, 2006.

10. Derivative Financial Instruments and Hedging Activities

The fair values of our derivative instruments held on our balance sheet were as follows (in millions):

	December 31, 2007	December 31, 2006
Included within other current assets:		
Interest rate swaps	£ 4.1	£ —
Included within other assets:		
Foreign currency forward rate contracts	£ 18.3	£ 16.4
Interest rate swaps	11.2	14.1
Cross-currency interest rate swaps	30.6	1.5
	£ 60.1	£ 32.0
Included within other current liabilities:		
Foreign currency forward rate contracts	£ —	£ 0.1
Interest rate swaps	—	0.4
	£ —	£ 0.5
Included within deferred revenue and other long term liabilities:		
Foreign currency forward rate contracts	£ 67.9	£ 62.0
Interest rate swaps	—	6.7
Cross-currency interest rate swaps	54.4	68.4
	£122.3	£137.1

10. Derivative Financial Instruments and Hedging Activities (Continued)

The gains or losses on derivative instruments recognized through the statement of operations and statement of accumulated other comprehensive income were as follows (in millions):

	December 31,		
	2007	2006	2005
Net settlements (losses) gains included within interest expense:			
Interest rate swaps	£ 11.9	£ (24.7)	£ (5.1)
Cross-currency interest rate swaps	(16.7)	(5.0)	(4.2)
	£ (4.8)	£ (29.7)	£ (9.3)
Changes in fair value included within accumulated other comprehensive income:			
Interest rate swaps	£ (0.1)	£ 10.9	£ 13.1
Cross-currency interest rate swaps	53.9	(60.7)	10.1
	£ 53.8	£ (49.8)	£ 23.2
Changes in fair value included within (losses) gains on derivative instruments:			
Interest rate swap ineffectiveness	£ 8.1	£ 0.8	£ —
Cross-currency interest rate swap ineffectiveness	1.5	(1.5)	—
Derivative instruments not designated as hedges	(12.1)	2.0	0.9
	£ (2.5)	£ 1.3	£ 0.9
Changes in fair value included within foreign currency transactions gains (losses):			
Cross-currency interest rate swaps	£ 0.2	£ (4.1)	£ —
Foreign currency forward rate contracts	(4.0)	(72.0)	62.8
	£ (3.8)	£ (76.1)	£ 62.8

During 2006 we entered into a number of interest rate swaps to fix at least two-thirds of the interest payments on our current financing arrangements. On October 2, 2005, we and VMIH entered into an agreement with several financial institutions to provide financing in connection with the merger agreement with Telewest. As a result of this agreement, we discontinued the hedge designation on October 2, 2005 for the interest rate swaps with notional amounts totaling £2,315 million, $545 million and €251 million related to the interest payments on the then outstanding senior debt facilities. Net unrealized losses of £9.1 million, which had been included in other comprehensive income at September 30, 2005, were reclassified to earnings and net unrealized gains of £6.7 million and £2.0 million were taken directly to earnings in the final quarter of 2005 and year ended December 31, 2006, respectively. These instruments expire on dates between April 2007 and December 2013 and have not been re-designated as hedges for accounting purposes.

Interest Rate Swaps—Hedging of Interest Rate Sensitive Obligations

As of December 31, 2007, we have outstanding interest rate swap agreements to manage the exposure to variability in future cash flows on the interest payments associated with £3,184 million of our outstanding senior credit facility, which accrue at variable rates based on LIBOR. The interest rate swaps allow us to receive interest based on three and six month LIBOR in exchange for payments of

10. Derivative Financial Instruments and Hedging Activities (Continued)

interest at fixed rates between 4.68% and 5.38%. All of the interest rate swaps entered into as part of our current financing arrangements became effective during 2006 and mature in April 2009.

We have designated all of the interest rate swaps entered into as part of our current financing arrangements as cash flow hedges under FAS 133 because they are highly effective hedges against changes in the amount of future cash flows attributable to changes in LIBOR. Certain interest rate swaps originally entered into under our previous financing arrangements are not designated as hedges under FAS 133. Changes in the fair value of these contracts are recognized through gains (losses) on derivative instruments in our statement of operations.

Cross-Currency Interest Rate Swaps—Hedging the Interest Payments of Senior Notes and Senior Credit Facility

As of December 31, 2007, we have outstanding cross-currency interest rate swaps with principal amounts of $1,625 million and €725 million. We currently hedge the pound sterling value of interest payments on the U.S. dollar denominated 8.75% senior notes due 2014, interest payments on the U.S. dollar denominated 9.125% senior notes due 2016 and interest payments on our euro denominated 8.75% senior notes due 2014. Under these cross-currency swaps, we receive interest in U.S. dollars at a fixed rate of 8.75% for the 2014 senior notes and 9.125% for the 2016 senior notes. We also receive euros at a fixed rate of 8.75% for the 2014 senior notes. In exchange we make payments of interest in pound sterling at fixed rates of 9.42% for the U.S. dollar denominated senior notes due 2014, 8.54% for the U.S. dollar denominated senior notes due 2016 and 10.26% for the euro denominated senior notes due 2014.

We have designated principal amounts totaling $975 million and €225 million of these cross-currency interest rate swaps as cash flow hedges under FAS 133 because they hedge the changes in the pound sterling value of the interest payments on our U.S. dollar and euro denominated senior notes, that result from changes in the U.S. dollar, euro and pound sterling exchange rates. Certain cross-currency interest rate swaps entered into under our previous and current financing arrangements are no longer designated as hedges under FAS 133 but continue to mitigate our exposure to interest rate and foreign exchange rate risks. Changes in the fair value of these contracts are recognized through gains (losses) on derivative instruments in our statement of operations.

Foreign Currency Forward Rate Contracts—Hedging the Principal Obligations of the U.S. Dollar Senior Notes

As of December 31, 2007, we have outstanding foreign currency forward rate contracts to purchase $425 million, maturing in April 2009. These contracts economically hedge changes in the pound sterling value of the U.S. dollar denominated principal obligation of the 8.75% senior notes due 2014 caused by changes in the U.S. dollar and pound sterling exchange rates.

These foreign currency forward rate contracts have not been designated as accounting hedges under FAS 133. As such, the contracts are carried at fair value on our balance sheet with changes in the fair value recognized immediately in the statement of operations. The foreign currency forward rate contracts do not subject us to material volatility in our earnings and cash flows because changes in the fair value partially mitigate the gains or losses on the translation of our U.S. dollar denominated debt into our functional currency pound sterling in accordance with FAS 52, *Foreign Currency Translation*. Changes in fair value of these contracts are reported within foreign currency transaction gains (losses).

10. Derivative Financial Instruments and Hedging Activities (Continued)

The principal obligations under the $550 million 9.125% senior notes due 2016, the €225 million senior notes due 2014 and the $628 million and €485 million principal obligations under the senior credit facility are hedged with the cross-currency interest rate swaps.

Foreign Currency Forward Rate Contracts—Relating to the Purchase Price of Telewest Global, Inc.

As of December 31, 2005, we had outstanding foreign currency forward rate contracts to purchase the U.S. dollar equivalent of £1.8 billion, maturing in April 2006. These contracts were intended to offset changes in the pound sterling value of the borrowed position of the cash purchase price of Telewest.

These foreign currency forward rate and collar contracts were not accounted for as hedges under FAS 133. As such, the contracts were carried at fair value in our balance sheet with changes in the fair value recognized immediately in the statement of operations. Losses on the settlement of these contracts totaling £101.0 million are reported within foreign currency transactions gains (losses) in the statement of operations for the year ended December 31, 2006.

11. Fair Values of Financial Instruments

In estimating the fair value of our financial instruments, we used the following methods and assumptions:

Cash and cash equivalents, and restricted cash: The carrying amounts reported in the consolidated balance sheets approximate fair value due to the short maturity and nature of these financial instruments.

Long term debt: The carrying amount of the senior credit facility approximates its fair value due to the fact that this debt instrument pays a floating rate of interest based upon market rates that are reset semi-annually. The fair values of our other debt in the following table are based on the quoted market prices.

The carrying amounts and fair values of our long term debt are as follows (in millions):

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
8.75% U.S. dollar senior notes due 2014	£214.2	£221.0	£217.0	£226.7
9.75% Sterling senior notes due 2014	375.0	358.6	375.0	398.6
8.75% Euro senior notes due 2014	165.6	157.6	151.6	173.2
9.125% U.S. dollar senior notes due 2016	277.2	283.7	280.8	295.9

12. Stock-Based Compensation Plans

At December 31, 2007, we had a number of stock-based compensation plans, which are described below. In the years ended December 31, 2007 and December 31, 2006, the compensation cost that has been charged against income for these plans was £17.5 million and £36.7 million, respectively. Prior to the adoption of FAS 123R, the compensation cost that was recognized under the principles of FAS 123 was £9.8 million for the year ended December 31, 2005. As a result of the adoption of FAS 123R in

12. Stock-Based Compensation Plans (Continued)

2006, we recorded a cumulative effect of a change in accounting principle of £1.2 million to reduce compensation expense recognized in previous periods.

The Virgin Media Inc. Stock Incentive Plan is intended to encourage Virgin Media stock ownership by employees, directors and independent contractors so that they may acquire or increase their proprietary interest in our company, and to encourage such employees, directors and independent contractors to remain in our employ or service and to put forth maximum efforts for the success of the business. To accomplish such purposes, the plan provides that we may grant incentive stock options, nonqualified stock options, restricted stock, restricted stock units and share awards.

Under the Virgin Media Inc. Stock Incentive Plan, options to purchase up to 29.0 million shares of our common stock may be granted from time to time to certain of our employees and our subsidiaries. Accordingly, we have reserved 29.0 million shares of common stock for issuance under the Virgin Media Inc. Stock Incentive Plan.

Stock Option Grants

As a result of the reverse acquisition of Telewest as described in note 5, the outstanding options on March 3, 2006 were converted into 2.5 options to purchase shares in the new parent company, with a corresponding reduction in exercise price. Along with this, each outstanding option issued by Telewest prior to the acquisition was converted into 0.89475 options to purchase shares in the new parent company, with a corresponding adjustment in the exercise price in accordance with the terms of the merger agreement.

All options have a 10 year term and vest and become fully exercisable within five years of continued employment. We issue new shares upon exercise of the options. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,		
	2007	2006	2005
Risk-free Interest Rate	4.52%	4.79%	4.25%
Expected Dividend Yield	0.94%	0.00%	0.00%
Expected Volatility	29.04%	25.06%	37.50%
Expected Lives	4.6 Years	2.4 Years	4.6 Years

The above weighted average assumptions for the year ended December 31, 2006 include options converted on the merger with Telewest. Had these been excluded, the assumptions would have been as follows; risk free interest rate 4.83%, expected dividend yield 0.00%, expected volatility 26.24% and expected lives 4.3 years.

12. Stock-Based Compensation Plans (Continued)

A summary of the status of our stock option grants outstanding as of December 31, 2007, and of the changes during the year ended December 31, 2007, is given below.

	Options	Weighted Average Exercise Price
Outstanding—beginning of year	13,055,630	$19.31
Granted	3,737,782	24.65
Exercised	(3,298,250)	10.96
Forfeited or expired	(2,690,185)	25.04
Outstanding—end of year	10,804,977	22.40
Exercisable at end of the year	3,800,027	$18.47

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005, excluding options converted on the merger with Telewest, was $7.08, $7.76, and $9.56, respectively. The weighted-average grant-date fair value of options granted during the year 2006 including options converted on the merger was $11.46. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was £23.4 million, £47.1million, and £17.7 million, respectively.

The aggregate intrinsic value of options outstanding as at December 31, 2007 was £8.0 million with a weighted average remaining contractual term of 8.1 years. The aggregate intrinsic value of options exercisable as at December 31, 2007 was £6.9 million with a weighted average remaining contractual term of 7.0 years.

Non-vested Shares

As a result of the reverse acquisition of Telewest, each share of our common stock issued and outstanding immediately prior to the effective date of the acquisition was converted into the right to receive 2.5 shares of the new parent company.

A summary of the status of the company's non-vested shares as of December 31, 2007, and of changes during the year ended December 31, 2007, is given below.

	Shares	Weighted Average Grant-date Fair value
Non-vested—beginning of year	2,435,396	$25.77
Granted	128,150	24.76
Vested	(628,554)	26.02
Forfeited or expired	(532,083)	27.53
Non-vested—end of year	1,402,909	$24.89

As of December 31, 2007, there was £2.7 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted for which a measurement date has been

12. Stock-Based Compensation Plans (Continued)

established. That cost is expected to be recognized over a weighted-average period of 1.1 years. In addition, the non-vested shares in the table above include 583,334 shares for which the measurement date criteria under FAS 123R have not yet been established and consequently no compensation cost has been determined.

The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005, was £7.9 million, £1.3 million, and £1.0 million, respectively.

Virgin Media Long Term Incentive Plan

Participants in the Virgin Media Long Term Incentive Plan for 2007, 2006 and 2005 are awarded restricted stock units which vest after a three year period dependent on the achievement of certain long term performance targets and continued employment. The final number of restricted stock units vested will be settled, at our discretion, in either common stock or an amount of cash equivalent to the fair market value at the date of vesting.

The total number of restricted stock units awarded under the 2007, 2006 and 2005 Long Term Incentive Plans was 1,330,456, 1,143,472 and 440,563, respectively, of which nil, 65,416 and 274,784 had lapsed due to the cessation of employment as at December 31, 2006, and 174,676, 386,876 and 332,733 had lapsed due to the cessation of employment as at December 31, 2007.

13. Employee Benefit Plans

Defined Benefit Plans

Certain of our subsidiaries operate defined benefit pension plans in the U.K. The assets of the plans are held separately from those of ourselves and are invested in specialized portfolios under the management of investment groups. The pension cost is calculated using the projected unit method. Our policy is to fund amounts to the defined benefit plans necessary to comply with the funding requirements as prescribed by the laws and regulations in the U.K. Our defined benefit pension plans use a measurement date of December 31.

Employer Contributions

In April 2007, we agreed with the trustees of one of our pension plans to a new funding arrangement whereby we will initially be paying £8.6 million per annum towards the deficit for the next three years. Additionally, in June 2007, we effected a merger of our three other defined benefit plans. The merger of these plans was subject to the approval of the trustees and, as a condition of trustee approval, we agreed to make a specific one-time contribution of £4.5 million. The funding arrangements with respect to this plan included an agreement to pay a further £2.6 million to fund the deficit for the next seven years. For the year ended December 31, 2007, we contributed £17.3 million to our pension plans. We anticipate contributing a total of £13.5 million to fund our pension plans in 2008.

We adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, or FAS 158, as of December 31, 2006. The table below

13. Employee Benefit Plans (Continued)

summarizes the incremental effects of the FAS 158 adoption on the individual line items in our balance sheet at December 31, 2006 (in millions):

	Pre FAS 158 Adoption	FAS 158 Adjustment	Post FAS 158 Adoption
Deferred revenue and other long term liabilities	£32.3	£9.4	£41.7
Accumulated other comprehensive income	10.6	9.4	20.0

Obligations and Funded Status

The change in projected benefit obligation was as follows (in millions):

	Year ended December 31,	
	2007	2006
Benefit obligation at beginning of year	£339.8	£334.0
Service cost	2.4	2.5
Interest cost	16.7	15.8
Members' contributions	0.4	0.6
Actuarial gains	(24.5)	(5.4)
Benefits paid	(11.1)	(8.7)
Plan settlements	0.2	1.0
Benefit obligation at end of year	£323.9	£339.8

The change in plan assets was as follows (in millions):

	Year ended December 31,	
	2007	2006
Fair value of plan assets at beginning of year	£298.1	£286.5
Actual return on plan assets	14.3	17.7
Employer contributions	16.9	2.0
Employee contributions	0.4	0.6
Benefits paid	(11.1)	(8.7)
Fair value of plan assets at end of year	£318.6	£298.1

13. Employee Benefit Plans (Continued)

The funded status as of December 31, 2007 and 2006 were as follows (in millions):

	Year ended December 31,	
	2007	2006
Projected benefit obligation	£323.9	339.8
Plan assets	318.6	298.1
Funded status	(5.3)	(41.7)
Current liability	—	—
Non-current liability	£ (5.3)	£(41.7)

The accumulated benefit obligation for all defined benefit plans was £314.1 million and £330.3 million at December 31, 2007 and 2006, respectively.

Amount included in other comprehensive income

The amount included in other comprehensive income for the years ended December 31, 2007 and 2006 consisted of (in millions):

	Year ended December 31,	
	2007	2006
Actuarial gain recognized in other comprehensive income	£(19.8)	£(6.5)
Prior year service cost recognized in other comprehensive income	—	—
Less actuarial loss recognized	—	(1.1)
Less prior year service cost recognized	—	—
Less transitional obligation recognized	—	—
Amount included in other comprehensive income	£(19.8)	£(7.6)

The following table presents the amounts recognized in accumulated other comprehensive income as at December 31, 2007 and 2006 that have not yet been recognized as components of net periodic benefit cost (in millions):

	Year ended December 31,	
	2007	2006
Net actuarial loss	£0.2	£10.5
Net prior year service cost	—	0.1
Net transition obligation	—	—
Adjustment to initially adopt FAS 158	—	9.4
Amount included in accumulated other comprehensive income	£0.2	£20.0

None of these amounts are expected to be recognized in the net periodic benefit cost in 2008.

13. Employee Benefit Plans (Continued)

The following table presents information for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	December 31,	
	2007	2006
Accumulated benefit obligation	£—	£330.3
Fair value of plan assets	—	298.1

The following table presents information for pension plans with a projected benefit obligation in excess of plan assets (in millions):

	December 31,	
	2007	2006
Projected benefit obligation	£323.9	£339.8
Fair value of plan assets	318.6	298.1

The components of net periodic benefit costs were as follows (in millions):

	Year ended December 31,		
	2007	2006	2005
Service cost	£ 2.4	£ 2.5	£ 2.7
Interest cost	16.7	15.8	14.5
Expected return on plan assets	(19.0)	(16.6)	(15.1)
Recognized actuarial loss	—	1.1	—
Plan settlements	0.2	1.0	0.6
Total net periodic benefit cost	£ 0.3	£ 3.8	£ 2.7

As a result of the sale of our Broadcast operations on January 31, 2005, we have retained the earned pension and other post-retirement benefits liabilities related to certain employees of the Broadcast operations. Accordingly, the information disclosed in the tables above includes amounts relating to liabilities of these employees.

Assumptions

The weighted-average assumptions used to determine benefit obligations were as follows:

	December 31,	
	2007	2006
Discount rate	5.75%	5.00%
Rate of compensation increase	3.50%	3.25%

13. Employee Benefit Plans (Continued)

The weighted-average assumptions used to determine net periodic benefit costs were as follows:

	December 31,	
	2007	2006
Discount rate	5.00%	4.75%
Expected long term rate of return on plan assets	6.57%	6.28%
Rate of compensation increase	3.25%	3.25%

Where investments are held in bonds and cash, the expected long term rate of return is taken to be yields generally prevailing on such assets at the measurement date. A higher rate of return is expected on equity investments, which is based on future expectations of returns. The overall expected long term rate of return on plan assets is then the average of these rates taking into account the underlying asset portfolios of the pension plans.

Plan Assets

Our pension plan weighted-average asset allocations at December 31, 2007 and 2006 by asset category were as follows:

	December 31,	
	2007	2006
Asset Category		
Equity Securities	50.8%	51.2%
Debt Securities	43.5%	43.5%
Real Estate	2.1%	2.3%
Other	3.6%	3.0%
Total	100.0%	100.0%

The trustees of the main defined benefit pension plan, which makes up 83% of the assets of our two defined benefit pension plans, have in place an agreement with the investment managers that targets an allocation of 50% equities and property and 50% bonds and cash at December 31, 2007. Relatively small deviations from these central targets are permitted from time to time due to market movements and the discretion of the fund manager based on his tactical views. As all our defined benefit pension plans are now closed to new entrants, the investment strategy will move towards a higher proportion of bonds over time to reflect the steadily maturing profile of liabilities and the improvement in the funding position.

There were no directly owned shares of our common stock included in the equity securities at December 31, 2007 or 2006.

Cash Flows

We expect to contribute a total of £13.5 million to our defined benefit pension plans during 2008.

13. Employee Benefit Plans (Continued)

Estimated Future Benefit Payments

The benefits expected to be paid out of the pension plans in total are set out below for each of the next five years and the following five years in aggregate. The benefits expected to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2007 and include estimated future employee services (in millions):

	Pension Benefits
2008	£ 12.0
2009	13.0
2010	14.1
2011	15.3
2012	16.6
Years 2013–2017	106.3

Defined Contribution Pension Plans

Our subsidiaries operate defined contribution pension plans in the U.K. The total expense in relation to these plans was £15.3 million, £12.4 million and £9.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

14. Other Charges Including Restructuring Charges

Other charges in 2007 and 2006 of £28.7 million and £67.0 million, respectively, related mainly to employee termination and lease exit costs as a result of our acquisition-related restructuring programs. Other charges in 2005 of £24.8 million related mainly to changes in cash flow estimates with respect to lease exit costs in connection with properties that had been vacated during our historical restructuring activities. On April 7, 2004, we announced the consolidation over 18 months of our 13 U.K. customer service call centers into three equipped to handle anticipated expansion of our customer base. Following an internal review, three specialist call centers were retained and are supported by four sales and customer support sites, located throughout the U.K. As part of the consolidation, we made additional investments in technology and training in order to streamline processes and generate efficiencies. This program was completed as of December 31, 2005 at a total cost of £23.7 million.

VIRGIN MEDIA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Other Charges Including Restructuring Charges (Continued)

The following tables summarize our historical restructuring accruals incurred and utilized in 2005, 2006 and 2007, and the restructuring accruals resulting from the acquisitions during 2006 (in millions):

Historical Restructuring Accruals	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Agreement Modifications	Other	Total
Balance, December 31, 2004	£ 1.7	£ 28.4	£ 0.2	£ —	£ 30.3
Revisions	—	—	(0.2)	(0.4)	(0.6)
Charged to expense	0.8	24.2	—	0.4	25.4
Utilized	(2.5)	(7.3)	—	—	(9.8)
Balance, December 31, 2005	—	45.3	—	—	45.3
Revisions	—	—	—	—	—
Charged to expense	—	4.0	—	—	4.0
Utilized	—	(5.9)	—	—	(5.9)
Balance, December 31, 2006	—	43.4	—	—	43.4
Revisions	—	(0.1)	—	—	(0.1)
Charged to expense	—	3.6	—	—	3.6
Utilized	—	(11.0)	—	—	(11.0)
Balance, December 31, 2007	£ —	£ 35.9	£ —	£ —	£ 35.9

Acquisition Restructuring Accruals	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Agreement Modifications	Other	Total
Balance, December 31, 2005	£ —	£ —	£ —	£ —	£ —
Accruals resulting from business acquisition recognized under EITF 95-3	43.2	45.9	—	—	89.1
Charged to expense	40.3	22.7	—	—	63.0
Utilized	(64.8)	(3.9)	—	—	(68.7)
Balance, December 31, 2006	18.7	64.7	—	—	83.4
Amendments offset against goodwill	—	(11.3)	—	—	(11.3)
Revisions	—	(8.2)	—	—	(8.2)
Charged to expense	27.9	5.5	—	—	33.4
Utilized	(34.0)	(9.6)	—	—	(43.6)
Balance, December 31, 2007	£ 12.6	£ 41.1	£ —	£ —	£ 53.7

15. Income Taxes

The expense/(benefit) for income taxes consists of the following (in millions):

	Year ended December 31,		
	2007	2006	2005
Current:			
Federal	£ 0.4	£ (0.5)	£ 1.4
State and local	(0.6)	—	(1.3)
Foreign	(4.9)	(2.7)	—
Total current	(5.1)	(3.2)	0.1
Deferred:			
Federal	7.6	(8.6)	18.7
Foreign	—	—	—
Total deferred	7.6	(8.6)	18.7
	£ 2.5	£(11.8)	£18.8

There are significant current year losses in the U.K. The foreign tax benefit relates to amounts receivable in respect of the sale of U.K. tax losses to an equity method investee. The 2007 federal deferred tax expense largely relates to holding an equity method investment.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets are as follows (in millions):

	December 31,	
	2007	2006
Deferred tax liabilities:		
Intangibles	£ 221.9	£ 262.2
Equity investments	81.0	77.0
Unrealized foreign exchange differences	1.0	0.7
Total deferred tax liabilities	303.9	339.9
Deferred tax assets:		
Net operating losses	1,001.1	1,121.1
Capital losses	3,411.4	3,655.0
Depreciation and amortization	2,129.4	2,055.4
Accrued expenses	20.1	18.9
Capitalized costs and other	217.1	119.9
Total deferred tax assets	6,779.1	6,970.3
Valuation allowance for deferred tax assets	(6,556.2)	(6,707.6)
Net deferred tax assets	222.9	262.7
Net deferred tax liabilities	£ 81.0	£ 77.2

15. Income Taxes (Continued)

The U.K. enacted changes in tax legislation in July 2007 that will impact our future U.K. tax position. These changes include a reduction in the rate of taxation from 30% to 28%. Accordingly the deferred tax position set out above has been calculated at 28% for 2007 (2006 30%) to the extent that it relates to U.K. deferred tax assets and liabilities.

A valuation allowance is recorded to reduce the deferred tax asset to an amount that is more likely than not to be realized. To the extent that the portion of the valuation allowance that existed at January 10, 2003 is reduced, the benefit would reduce excess reorganization value, then reduce other intangible assets existing at that date, then be credited to paid in capital. The majority of the valuation allowance relates to tax attributes that existed at January 10, 2003. In 2007, we recognized a tax benefit of £2.2 million which resulted in a deferred tax expense and a reduction in reorganization value of this amount (2006 £nil).

As discussed in note 1, we emerged from Chapter 11 bankruptcy on January 10, 2003. The reorganization caused an ownership change pursuant to Internal Revenue Service Code Section 382. Section 382 will limit our ability to utilize any remaining U.S. net operating loss carryforwards that existed at January 10, 2003.

At December 31, 2007, we had net operating loss carryforwards for U.S. federal income tax purposes of £237 million that expire between 2018 and 2026. As discussed in note 5, acquisitions that took place in 2006 affected our share ownership. We are evaluating whether the application of Section 382 may constitute an ownership change for U.S. federal income tax purposes. However, it is not anticipated that an ownership change would significantly affect our ability to use these net operating losses arising prior to that date. We have U.K. net operating loss carryforwards of £3.2 billion that have no expiration date. Pursuant to U.K. law, these losses are only available to offset income of the separate entity that generated the loss. A portion of the U.K. net operating loss carryforward relates to dual resident companies, of which the U.S. net operating loss carryforward amount is £1.1 billion that expire between 2010 and 2026. Section 382 may limit our ability to utilize these losses for U.S. purposes. We also have U.K. capital loss carryforwards of £12.1 billion that have no expiration date. However, we do not expect to realize any significant benefit from these capital losses, which can only be used to the extent we generate U.K. taxable capital gain income in the future from assets held by former NTL companies.

At December 31, 2007, we had fixed assets on which future U.K. tax deductions can be claimed of £13.1 billion. With effect from April 1, 2008, the maximum amount that can be claimed in any one year is 20% of the remaining balance, after additions, disposals and prior claims (previously 25%).

15. Income Taxes (Continued)

The reconciliation of income taxes computed at U.S. federal statutory rates to income tax (benefit) expense is as follows (in millions):

	Year ended December 31,		
	2007	2006	2005
Benefit at federal statutory rate (35%)	£(161.3)	£(182.7)	£(77.7)
Add:			
Permanent book-tax differences	19.7	31.1	39.1
Foreign losses with no benefit	122.7	92.6	69.9
U.S. losses with no benefit	—	30.5	—
Difference between U.S. and foreign tax rates	21.9	16.7	12.5
State and local income tax	(0.6)	—	(1.3)
Reduction in valuation allowance for U.S. deferred tax assets	—	—	(25.1)
Other	0.1	—	1.4
Provision (benefit) for income taxes	£ 2.5	£ (11.8)	£ 18.8

Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*, or FIN 48. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. The adoption did not result in a cumulative effect adjustment and did not have a material effect on our consolidated financial statements.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	£ 70.9
Additions based on tax positions related to the current year	—
Additions for tax provisions of prior years	0.7
Reductions for tax provisions of prior years	(56.3)
Reductions for lapse of applicable statute of limitation	(0.3)
Settlements	—
Balance at December 31, 2007	£ 15.0

The total amount of unrecognized tax benefits as of December 31, 2007 and January 1, 2007 was £15.0 million and £70.9 million, respectively. Included in the balance of unrecognized tax benefits as of December 31, 2007 and January 1, 2007 are £0.8 million and £1.1 million that, if recognized, would impact the effective tax rate. During 2007, we recognized £56.3 million of previously unrecognized tax benefits due to a change in facts and circumstances. This had no impact on the effective tax rate due to £2.4 million affecting goodwill, and £53.9 million having an offsetting valuation allowance. We also recognized £0.3 million of previously unrecognized tax benefits as a result of the expiry of the applicable statute of limitations. We do not expect that the amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

15. Income Taxes (Continued)

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. We accrued interest in respect of unrecognized tax benefits of £0.3 million and £0.6 million at December 31, 2007 and January 1, 2007, respectively. Income tax expense for the year ended December 31, 2007 includes an interest benefit of £0.3 million relating to unrecognized tax benefits.

The statute of limitations is open for the years 2004 to 2007 in the U.S. and 2004 to 2007 in the U.K., our major tax jurisdictions.

At each period end, it is necessary for us to make certain estimates and assumptions to compute the provision for income taxes including, but not limited to the expected operating income (or loss) for the year, projections of the proportion of income (or loss) earned and taxed in the U.K. and the extent to which this income (or loss) may also be taxed in the United States, permanent and temporary differences, the likelihood of deferred tax assets being recovered and the outcome of contingent tax risks. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect to matters such as business acquisitions and disposals and certain financing transactions including intercompany transactions, amongst others. We accrue a liability when we believe an assessment may be probable and the amount is estimable. In accordance with generally accepted accounting principles, the impact of revisions to these estimates is recorded as income tax expense or benefit in the period in which they become known. Accordingly, the accounting estimates used to compute the provision for income taxes have and will change as new events occur, as more experience is acquired, as additional information is obtained and our tax environment changes.

16. Related Party Transactions

Virgin Enterprises Limited

We have identified Virgin Enterprises Limited as a related party to us. Virgin Entertainment Investment Holdings Limited became a holder of our common stock as a result of our acquisition of Virgin Mobile on July 4, 2006. As of December 31, 2007, Virgin Entertainment Investment Holdings Limited owned 10.5% of our common stock (based on SEC filings). Virgin Enterprises Limited is a wholly owned subsidiary of Virgin Entertainment Investment Holdings Ltd. In addition, Gordon McCallum is a member of our Board of Directors and is a Director at Virgin Enterprises Limited.

We own and have the right to use registered trademarks, including the exclusive right to use the "Virgin" name and logo in connection with our corporate activities and in connection with the activities of our consumer and a large part of our content businesses under license from Virgin Enterprises Limited. This license with Virgin Enterprises Limited is for a 30-year term and exclusive to us within the U.K. and Ireland. The license entitles us to use the "Virgin" name for the TV, broadband internet, telephone and mobile phone services we provide to our residential customers, as well as the acquisition and branding of sports, movies and other premium television content and the sale of certain communications equipment, such as set top boxes and cable modems. For our content operations, we are entitled to use the "Virgin Media Television" name for the creation, distribution and management of our wholly-owned television channels, and to use the "Virgin" name for our recently launched television channel, Virgin 1. Our license agreement provides for an annual royalty of 0.25% of certain consumer and content revenues, subject to a minimum annual royalty of £8.7 million, except for Virgin 1, where we pay an annual royalty of 0.5% of revenues received by Virgin 1, subject to a minimum of

16. Related Party Transactions (Continued)

£100,000. As part of the agreement, we have the right to adopt, and have adopted, a company name for our parent, Virgin Media Inc., over which together with the name "Virgin Media", we retain worldwide exclusivity. Under a related agreement, Virgin Enterprises Limited has the right to propose a candidate to fill a seat on our Board of Directors. Pursuant to this right, Virgin Enterprises Limited proposed Gordon McCallum who was appointed to our Board of Directors. During the year ended December 31, 2007 and the period from July 4, 2006 to December 31, 2006, respectively, we incurred expenses of £8.7 million and £5.8 million for charges in respect of brand licensing and promotion of which £4.8 million and £2.5 million was payable at the year end, respectively.

Virgin Retail Limited

We have identified Virgin Retail Limited, an affiliate of Virgin Enterprises Limited, as a related party to us. We had agreements with Virgin Retail Limited in respect to sales of our communications services (such as internet, television, fixed line telephone and mobile telephone services), through the various Virgin Megastores outlets. On September 17, 2007, the Virgin Group sold its interest in Virgin Megastores which therefore ceased to be a related party. We incurred expenses of £2.3 million during the period to September 2007 and £1.8 million during the period from July 4, 2006 to December 31, 2006, for charges in respect to these stores. As part of the agreement, Virgin Retail Limited passed through proceeds on sales of mobile handsets, vouchers and other stock items to us. We recognized revenues totaling £6.5 million during the period from January 1, 2007 to September 17, 2007 and £5.7 million during the period from July 4, 2006 to December 31, 2006. As at December 31, 2006, we had £1.2 million payable to and £2.2 million receivable from Virgin Retail Limited.

Other Virgin companies

As a licensee of the "Virgin" brand name, we participate in mutually beneficial activities with other Virgin companies. These arrangements are in the ordinary course of business and believed to be on arm's length terms. We also participate in charitable activities with Virgin Unite, Virgin Group's charitable organization.

UKTV joint ventures

Through our wholly owned subsidiary, Flextech Broadband Limited, we own a 50% equity investment in the UKTV joint venture companies. We have therefore identified the UKTV joint venture companies as related parties to us. We also carry the UKTV channels in our pay-television packages available to our customers.

As at December 31, 2007 and 2006, included in the balance sheet were amounts related to our share of net assets, loans receivable, redeemable preference shares, and other payable and receivables in respect of the UKTV joint ventures totaling £367.7 million and £370.6 million, respectively.

We pay UKTV for purchases of television programming rights and receive payments in respect of advertising and other business support services provided to UKTV. During the year ended December 31, 2007 and the period from March 3, 2006 to December 31, 2006, the net expense recognized in respect to these transactions through the statement of operations totaled £21.4 million and £16.9 million, respectively. These amounts are settled on a net basis at regular intervals.

16. Related Party Transactions (Continued)

During the year ended December 31, 2007 and the period from March 3, 2006 to December 31, 2006, we received cash payments from UKTV for loan principal payments, interest, dividends and consortium tax relief totaling £38.3 million and £31.6 million, respectively.

17. Shareholders' Equity

Authorized Share Capital

Our authorized share capital for issuance consists of one billion shares of common stock, 300.0 million shares of Class B redeemable common stock and five million shares of preferred stock with a par value of $0.01 each. As at December 31, 2007, there were 327.5 million shares of common stock outstanding, and no Class B redeemable common stock or preferred stock outstanding. The common stock is voting with rights to dividends as declared by the Board of Directors.

In connection with the reverse acquisition of Telewest, each share of our common stock issued and outstanding immediately prior to the effective time of the acquisition was converted into the right to receive 2.5 shares of the new parents entity's common stock. On March 3, 2006, we issued 212,931,048 shares of common stock for this purpose. For accounting purposes, the acquisition of Telewest has been treated as a reverse acquisition. Accordingly, the 212,931,048 shares issued to acquire Virgin Media Holdings have been treated as outstanding from January 1, 2004 (as adjusted for historical issuances and repurchases during the period from January 1, 2004 to March 3, 2006). In addition, on March 3, 2006, each share of Telewest's common stock issued and outstanding immediately prior to the acquisition was converted into 0.2875 shares of the new parent entity's common stock (and redeemable stock that was redeemed). These 70,728,375 shares of new common stock have been treated as issued on the acquisition date.

In accordance with the preceding paragraph, the outstanding shares as of December 31, 2005 and weighted average shares outstanding for the year ended December 31, 2005 were restated as follows (in millions, except share exchange ratio):

	December 31, 2005
Weighted average shares outstanding as previously reported	85.1
Share exchange ratio in reverse acquisition	2.5
Weighted average shares outstanding, as restated	212.8

17. Shareholders' Equity (Continued)

The following table summarizes the movement in the number of shares of common stock outstanding during the years ended December 31, 2006 and 2007 (in millions, except share exchange ratio):

	Number of shares
December 31, 2005 outstanding shares as previously reported by NTL Holdings (formerly known as NTL Incorporated)	85.2
Multiplied by share exchange ratio in reverse acquisition	2.5
Shares at December 31, 2005 (after giving effect to reverse acquisition)	212.9
Effect of the reverse acquisition—conversion of NTL Incorporated (formerly known as Telewest Global, Inc.) shares	70.7
Issued under Scheme of Arrangement to acquire Virgin Mobile	34.4
Net issuances and purchases during the period	5.9
December 31, 2006 outstanding shares	323.9
Net issuances and purchases during the period	3.6
December 31, 2007 outstanding shares	327.5

We commenced the payment of regular quarterly dividends in June 2006. During the year ended December 31, 2007 and 2006, we paid the following dividends:

Board Declaration Date:	Per Share Dividend	Record Date	Payment Date	Total Amount
				(in millions)
Year ended December 31, 2006:				
May 18, 2006	$0.01	June 12, 2006	June 20, 2006	£1.6
August 28, 2006	0.02	September 12, 2006	September 20, 2006	3.5
November 28, 2006	0.02	December 12, 2006	December 20, 2006	3.4
Year ended December 31, 2007:				
February 27, 2007	$0.02	March 12, 2007	March 20, 2007	£3.3
May 16, 2007	0.03	June 12, 2007	June 20, 2007	5.0
August 15, 2007	0.04	September 12, 2007	September 20, 2007	6.5
November 27, 2007	0.04	December 12, 2007	December 20, 2007	6.4

Future payments of regular quarterly dividends by us are at the discretion of our Board of Directors and will be subject to our future needs and uses of cash, which could include investments in operations, the repayment of debt, and share repurchase programs.

Series A Warrants

On the effective date of the Plan, Series A warrants were issued to some of our former creditors and stockholders. The Series A warrants were initially exercisable for a total of 8,750,496 shares of common stock at an exercise price of $309.88 per share. After adjustment to account for the rights offering and the reverse acquisition of Telewest in accordance with anti-dilution adjustment provisions, the Series A warrants are exercisable for a total of 25,769,060 shares of our common stock at an exercise price of $105.17 per share. The Series A warrants expire on January 10, 2011. The agreement

17. Shareholders' Equity (Continued)

governing the Series A warrants is governed by New York law. The Series A warrants are listed on the NASDAQ National Market under the symbol "VMEDW." The Series A warrants may be subject to further change.

Stock Repurchase Program

On January 31, 2005, we announced that we intended to use up to £475.0 million of the proceeds from the sale of our Broadcast operations to repurchase shares of our common stock. During 2005, we paid £114.0 million to effect share repurchases in the open market.

18. Commitments and Contingent Liabilities

At December 31, 2007, we were committed to pay £724.1 million for equipment and services. This amount includes £369.9 million for operations and maintenance contracts and other commitments from January 1, 2009 to 2016. The aggregate amount of the fixed and determinable portions of these obligations for the succeeding five fiscal years and thereafter is as follows (in millions):

Year ending December 31:	
2008	£354.2
2009	122.4
2010	80.0
2011	77.8
2012	39.9
Thereafter	49.8
	£724.1

We are involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employee and employee benefits which arise in the ordinary course of our business. In accordance with FASB Statement No. 5, *Accounting for Contingencies,* or FAS 5, we recognize a provision for a liability when management believe that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We believe we have adequate provisions for any such matters. We review these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to legal matters pending against us. Nevertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies, or because of the diversion of management's attention and the creation of significant expenses.

Our banks have provided guarantees in the form of performance bonds on our behalf as part of our contractual obligations. The fair value of the guarantees has been calculated by reference to the

18. Commitments and Contingent Liabilities (Continued)

monetary value for each performance bond. The amount of commitment expires over the following periods (in millions):

Year ending December 31:	
2008	£ 6.4
2009	9.8
2010	5.5
2011	—
2012	—
Thereafter	9.7
	£31.4

19. Industry Segments

Our reportable segments Cable, Content and Mobile are based on our method of internal reporting. Our primary segment is our Cable segment, which consists of the distribution of television programming to consumers and the provision of broadband and fixed line telephone services to consumers, businesses and public sector organizations on our cable network and, to a lesser extent, off our cable network. We operate our Content segment through our wholly-owned subsidiaries Virgin Media Television Limited, or Virgin Media TV, and sit-up Limited, or sit-up, which supply television programming to the U.K. pay-television broadcasting market including our televised shopping unit sit-up tv, which markets and retails a wide variety of consumer products using an auction-based format. We operate our Mobile segment through our wholly-owned subsidiary Virgin Mobile Holdings (UK) Ltd., which consists of our mobile telephony business. Our segments operate entirely in the U.K. and no one customer represents more than 5% of our overall revenue.

Segment operating income before depreciation, amortization and other charges, which we refer to as Segment OCF, is management's measure of segment profit as permitted under FAS 131, *Disclosures about Segments of an Enterprise and Related Information.* Our management, including our chief executive officer who is our chief operating decision maker, considers Segment OCF as an important indicator of the operational strength and performance of our segments. Segment OCF excludes the impact of certain costs and expenses that do not directly affect our cash flows. Other charges, including restructuring charges, are also excluded from Segment OCF as management believes they are not characteristic of our underlying business operations. The business segments disclosed in the consolidated financial statements are based on this organizational structure and information reviewed by our management to evaluate the business segment results.

19. Industry Segments (Continued)

Segment information for the year ended December 31, 2007 and 2006 is as follows (in millions):

	Year ended December 31, 2007				
	Cable	Content	Mobile	Elims.	Total
Revenue	£ 3,128.0	£ 348.1	£ 597.6	£ —	£ 4,073.7
Inter segment revenue	4.1	24.4	—	(28.5)	—
Operating costs	(1,196.9)	(287.1)	(370.5)	24.5	(1,830.0)
Selling, general and administrative expenses	(772.9)	(72.9)	(118.4)	4.0	(960.2)
Segment OCF	1,162.3	12.5	108.7	—	1,283.5
Depreciation, amortization and other charges	(1,160.1)	(19.4)	(87.4)	—	(1,266.9)
Operating income (loss)	£ 2.2	£ (6.9)	£ 21.3	£ —	£ 16.6
Identifiable assets	£ 8,601.6	£ 606.2	£1,258.3	£ —	£10,466.1
Goodwill (included in identifiable assets)	£ 1,277.8	£ 82.7	£ 965.1	£ —	£ 2,325.6

	Year ended December 31, 2006				
	Cable	Content	Mobile	Elims.	Total
Revenue	£ 3,007.3	£ 302.8	£ 292.1	£ —	£ 3,602.2
Inter segment revenue	2.8	19.2	(0.3)	(21.7)	—
Operating costs	(1,165.0)	(230.2)	(196.6)	19.0	(1,572.8)
Selling, general and administrative expenses	(772.1)	(72.5)	(65.0)	2.7	(906.9)
Segment OCF	1,073.0	19.3	30.2	—	1,122.5
Depreciation, amortization and other charges	(1,057.8)	(13.2)	(41.7)	—	(1,112.7)
Operating income (loss)	£ 15.2	£ 6.1	£ (11.5)	£ —	£ 9.8
Identifiable assets	£ 9,269.9	£ 634.3	£1,339.3	£ —	£11,243.5
Goodwill (included in identifiable assets)	£ 1,295.9	£ 85.6	£ 970.2	£ —	£ 2,351.7

In 2005, we did not have any operations in the Content or Mobile segments and all of our operations related to the Cable segment.

20. Condensed Consolidated Financial Information

On April 13, 2004, our wholly-owned subsidiary, Virgin Media Finance PLC, or Virgin Media Finance, issued £375 million aggregate principal amount of 9.75% senior notes due 2014, $425 million aggregate principal amount of 8.75% senior notes due 2014, €225 million aggregate principal amount of 8.75% senior notes due 2014 and $100 million aggregate principal amount of floating rate notes due 2012, together referred to as the Senior Notes due 2014. On July 15, 2006, the $100 million aggregate principal amount of floating rate notes was redeemed. On July 25, 2006, Virgin Media Finance issued $550 million aggregate principal amount of 9.125% senior notes due 2016, and together with the Senior Notes due 2014, these are referred to as the Senior Notes. We and certain of our subsidiaries, namely Virgin Media Group LLC, Virgin Media Holdings Inc., Virgin Media (UK) Group, Inc. and Virgin Media Communications Limited, have guaranteed the Senior Notes on a senior basis. VMIH has guaranteed the Senior Notes on a senior subordinated basis.

20. Condensed Consolidated Financial Information (Continued)

We present the following condensed consolidated financial information as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006, and 2005 as required by Article 3-10(d) of Regulation S-X.

	December 31, 2007						
Balance sheet	Company	Virgin Media Finance	Other guarantors	VMIH	All other subsidiaries	Adjustments	Total
	(in millions)						
Cash and cash equivalents	£ 1.3	£ —	£ 10.0	£ 0.7	£ 309.4	£ —	£ 321.4
Restricted cash	—	—	—	—	6.1	—	6.1
Other current assets	—	—	0.4	9.6	615.8	—	625.8
Total current assets	1.3	—	10.4	10.3	931.3	—	953.3
Fixed assets, net	—	—	—	—	5,655.6	—	5,655.6
Intangible assets, net	—	—	(13.1)	—	3,318.0	—	3,304.9
Investments in, and loans to, parent and subsidiary companies	2,808.8	1,018.0	379.5	5,281.1	(6,526.6)	(2,592.1)	368.7
Other assets, net	—	—	—	129.0	54.6	—	183.6
Total assets	£2,810.1	£1,018.0	£376.8	£5,420.4	£ 3,432.9	£(2,592.1)	£10,466.1
Current liabilities	£ (0.4)	£ 29.9	£ 6.4	£ 119.6	£ 1,354.5	£ (103.3)	£ 1,406.7
Long term debt	—	1,032.0	—	2,262.4	2,635.0	—	5,929.4
Other long term liabilities	—	—	0.3	116.7	202.5	—	319.5
Shareholders' equity	2,810.5	(43.9)	370.1	2,921.7	(759.1)	(2,488.8)	2,810.5
Total liabilities and shareholders' equity	£2,810.1	£1,018.0	£376.8	£5,420.4	£ 3,432.9	£(2,592.1)	£10,466.1

	December 31, 2006						
Balance sheet	Company	Virgin Media Finance	Other guarantors	VMIH	All other subsidiaries	Adjustments	Total
	(in millions)						
Cash and cash equivalents	£ 2.4	£ —	£ 31.5	£ 0.2	£ 384.4	£ —	£ 418.5
Restricted cash	—	—	—	—	6.0	—	6.0
Other current assets	(1.7)	—	0.3	0.1	615.2	—	613.9
Total current assets	0.7	—	31.8	0.3	1,005.6	—	1,038.4
Fixed assets, net	0.7	—	—	—	6,025.6	—	6,026.3
Intangible assets, net	—	—	(11.0)	—	3,648.0	—	3,637.0
Investments in, and loans to parent and subsidiary companies	3,242.3	1,411.7	774.4	5,327.2	(6,407.5)	(3,976.6)	371.5
Other assets, net	—	—	—	103.2	67.1	—	170.3
Total assets	£3,243.7	£1,411.7	£795.2	£5,430.7	£4,338.8	£(3,976.6)	£11,243.5
Current liabilities	£ 11.8	£ 30.1	£ 9.4	£ 97.6	£1,593.9	£ (100.0)	£ 1,642.8
Long term debt	—	1,024.4	—	1,872.4	3,120.4	—	6,017.2
Other long term liabilities	1.8	—	8.5	124.9	218.2	—	353.4
Shareholders' equity	3,230.1	357.2	777.3	3,335.8	(593.7)	(3,876.6)	3,230.1
Total liabilities and shareholders' equity	£3,243.7	£1,411.7	£795.2	£5,430.7	£4,338.8	£(3,976.6)	£11,243.5

20. Condensed Consolidated Financial Information (Continued)

Statement of operations	Year ended December 31, 2007						
	Company	Virgin Media Finance	Other guarantors	VMIH	All other subsidiaries	Adjustments	Total
				(in millions)			
Revenue	£ —	£ —	£ —	£ —	£ 4,073.7	£ —	£ 4,073.7
Operating costs	—	—	—	—	(1,830.0)	—	(1,830.0)
Selling, general and administrative expenses	(3.9)	—	(24.6)	—	(931.7)	—	(960.2)
Other charges	(0.3)	—	—	—	(28.4)	—	(28.7)
Depreciation and amortization	—	—	—	—	(1,238.2)	—	(1,238.2)
Operating income (loss)	(4.2)	—	(24.6)	—	45.4	—	16.6
Interest income and other, net	0.6	100.2	47.6	92.8	(69.5)	(152.2)	19.5
Interest expense	—	(99.5)	(27.5)	(378.0)	(161.4)	152.2	(514.2)
Loss on extinguishment of debt	—	—	—	(2.0)	(1.2)	—	(3.2)
Share of income from equity investments	—	—	—	—	17.7	—	17.7
Loss on derivative instruments	—	—	—	(0.6)	(1.9)	—	(2.5)
Foreign currency gains (losses)	—	12.5	0.7	(14.3)	6.2	—	5.1
Minority interest income	—	—	—	—	—	—	—
Income tax expense	(0.1)	—	(1.8)	—	(0.6)	—	(2.5)
(Loss) income from continuing operations	(3.7)	13.2	(5.6)	(302.1)	(165.3)	—	(463.5)
Equity in net loss of subsidiaries	(459.8)	(467.4)	(454.9)	(165.2)	—	1,547.3	—
Net loss	£(463.5)	£(454.2)	£(460.5)	£(467.3)	£ (165.3)	£1,547.3	£ (463.5)

VIRGIN MEDIA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Condensed Consolidated Financial Information (Continued)

Statement of operations	Company	Virgin Media Finance	Other guarantors	VMIH	All other subsidiaries	Adjustments	Total
	Year ended December 31, 2006						
				(in millions)			
Revenue	£ —	£ —	£ —	£ —	£ 3,602.2	£ —	£ 3,602.2
Operating costs	—	—	—	—	(1,572.8)	—	(1,572.8)
Selling, general and administrative expenses	(22.8)	—	(15.8)	—	(868.3)	—	(906.9)
Other charges	—	—	—	—	(67.0)	—	(67.0)
Depreciation and amortization	—	—	—	—	(1,045.7)	—	(1,045.7)
Operating income (loss)	(22.8)	—	(15.8)	—	48.4	—	9.8
Interest income and other, net	0.7	95.0	34.2	192.4	(154.8)	(132.8)	34.7
Interest expense	—	(93.7)	(83.6)	(282.1)	(130.8)	132.8	(457.4)
Loss on extinguishment of debt	—	—	—	(32.8)	—	—	(32.8)
Share of income from equity investments	—	—	—	—	12.5	—	12.5
Gains (loss) on derivative instruments	—	—	—	2.0	(0.7)	—	1.3
Foreign currency gains (losses)	2.3	(5.4)	(98.0)	(35.5)	46.5	—	(90.1)
Minority interest income	—	—	—	—	1.0	—	1.0
Income tax benefit	—	—	9.1	—	2.7	—	11.8
Loss from continuing operations	(19.8)	(4.1)	(154.1)	(156.0)	(175.2)	—	(509.2)
Income from discontinued operations	—	—	7.9	—	—	—	7.9
Cumulative effect of changes in accounting principle	(0.2)	—	—	—	(32.4)	—	(32.6)
Equity in net loss of subsidiaries	(513.9)	(372.3)	(368.0)	(216.3)	—	1,470.5	—
Net loss	£(533.9)	£(376.4)	£(514.2)	£(372.3)	£ (207.6)	£1,470.5	£ (533.9)

20. Condensed Consolidated Financial Information (Continued)

Statement of operations	Year ended December 31, 2005						
	Company	Virgin Media Finance	Other guarantors	VMIH	All other subsidiaries	Adjustments	Total
				(in millions)			
Revenue	£ —	£ —	£ —	£ —	£1,947.6	£ —	£1,947.6
Operating costs	—	—	—	—	(808.3)	—	(808.3)
Selling, general and administrative expenses	(17.4)	—	—	—	(465.6)	—	(483.0)
Other charges	0.3	—	—	—	(25.1)	—	(24.8)
Depreciation and amortization	—	—	—	—	(651.2)	—	(651.2)
Operating loss	(17.1)	—	—	—	(2.6)	—	(19.7)
Interest income and other, net	17.4	84.6	25.2	302.1	13.0	(412.9)	29.4
Interest expense	(2.8)	(85.0)	(0.1)	(252.5)	(308.3)	412.9	(235.8)
Loss on extinguishment of debt	—	(2.0)	—	—	—	—	(2.0)
Gains on derivative instruments	—	—	—	0.9	—	—	0.9
Foreign currency gains (losses)	35.4	1.8	(49.8)	35.4	(17.5)	—	5.3
Minority interest expense	—	—	—	—	(1.0)	—	(1.0)
Income tax (expense) benefit	1.3	—	(20.1)	—	—	—	(18.8)
(Loss) income from continuing operations	34.2	(0.6)	(44.8)	85.9	(316.4)	—	(241.7)
Income (loss) from discontinued operations	—	—	(8.6)	—	671.3	—	662.7
Dividend (paid) received	523.8	—	(523.8)	—	—	—	—
Equity in net (loss) income of subsidiaries	(137.0)	433.6	432.7	347.7	—	(1,077.0)	—
Net income (loss)	£ 421.0	£433.0	£(144.5)	£ 433.6	£ 354.9	£(1,077.0)	£ 421.0

VIRGIN MEDIA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Condensed Consolidated Financial Information (Continued)

Statement of cash flows	Company	Virgin Media Finance	Other guarantors	VMIH	All other subsidiaries	Adjustments	Total
	Year ended December 31, 2007 (in millions)						
Net cash provided by (used in) operating activities	£(17.6)	£—	£ (0.2)	£ 213.9	£ 519.9	£ —	£ 716.0
Investing activities:							
Purchases of fixed and intangible assets	—	—	—	—	(536.2)	—	(536.2)
Acquisitions, net of cash acquired	—	—	—	(1.0)	—	—	(1.0)
Investments in, and loans to equity investments, parent and subsidiary companies	22.7	—	(20.5)	(558.8)	573.0	—	16.4
Proceeds from sale of investments	—	—	—	—	9.8	—	9.8
Proceeds from sale of fixed assets	—	—	—	—	3.3		3.3
Other	—	—	—	—	(2.1)	—	(2.1)
Net cash (used in) provided by investing activities	22.7	—	(20.5)	(559.8)	47.8	—	(509.8)
Financing activities:							
Dividends paid	(21.2)	—	—	—	—	—	(21.2)
New borrowings, net of financing fees	—	—	—	576.8	297.7	—	874.5
Proceeds from employee stock option exercises	15.0	—	—	—	—	—	15.0
Principal payments on long term debt and capital leases	—	—	—	(230.4)	(940.4)	—	(1,170.8)
Net cash (used in) provided by financing activities	(6.2)	—	—	346.4	(642.7)	—	(302.5)
Effect of exchange rate changes	—	—	(0.8)	—	—	—	(0.8)
(Decrease) increase in cash and cash equivalents	(1.1)	—	(21.5)	0.5	(75.0)	—	(97.1)
Cash and cash equivalents at beginning of year	2.4	—	31.5	0.2	384.4	—	418.5
Cash and cash equivalents at end of year	£ 1.3	£—	£ 10.0	£ 0.7	£ 309.4	£ —	£ 321.4

VIRGIN MEDIA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Condensed Consolidated Financial Information (Continued)

Statement of cash flows	Company	Virgin Media Finance	Other guarantors	VMIH	All other subsidiaries	Adjustments	Total
	Year ended December 31, 2006 (in millions)						
Net cash provided by (used in) operating activities	£(34.2)	£ (8.8)	£ 87.3	£ 48.7	£ 693.1	£ —	£ 786.1
Investing activities:							
Purchases of fixed and intangible assets	—	—	—	—	(554.8)	—	(554.8)
Acquisitions net of cash acquired	—	—	(2,423.1)	—	—	—	(2,423.1)
Telewest reorganization	—	—	(4,220.6)	(5,956.5)	3,535.9	6,641.2	—
Investments in, and loans to equity investments, parent and subsidiary companies	6.4	(286.6)	60.2	3,962.0	(3,726.3)	—	15.7
Other	—	—	—	—	8.2	—	8.2
Net cash (used in) provided by investing activities	6.4	(286.6)	(6,583.5)	(1,994.5)	(737.0)	6,641.2	(2,954.0)
Financing activities:							
Dividends paid	(8.5)	—	—	—	—	—	(8.5)
New borrowings net of financing fees	—	871.2	1,784.4	4,593.3	1,686.7	—	8,935.6
Issuance of stock	—	—	4,220.6	2,420.6	—	(6,641.2)	—
Proceeds from employee stock option exercises	38.7	—	—	—	—	—	38.7
Share redemption	—	—	1,800.0	(2,350.8)	550.8	—	—
Principal payments on long term debt and capital leases	—	(575.8)	(1,709.9)	(2,722.5)	(2,092.4)	—	(7,100.6)
Net cash provided by financing activities	30.2	295.4	6,095.1	1,940.6	145.1	(6,641.2)	1,865.2
Effect of exchange rate changes	—	—	(14.0)	—	—	—	(14.0)
(Decrease) increase in cash and cash equivalents	2.4	—	(415.1)	(5.2)	101.2	—	(316.7)
Cash and cash equivalents at beginning of year	—	—	446.6	5.4	283.2	—	735.2
Cash and cash equivalents at end of year	£ 2.4	£ —	£ 31.5	£ 0.2	£ 384.4	£ —	£ 418.5

20. Condensed Consolidated Financial Information (Continued)

	Year ended December 31, 2005						
Statement of cash flows	Company	Virgin Media Finance	Other guarantors	VMIH	All other subsidiaries	Adjustments	Total
				(in millions)			
Net cash (used in) provided by operating activities	£(161.0)	£ 24.2	£ 60.3	£ (42.8)	£ 382.9	£ —	£ 263.6
Investing activities:							
Purchases of fixed assets	—	—	—	—	(288.1)	—	(288.1)
Repayments from (advances to) affiliates	56.2	494.2	519.7	537.2	(796.4)	(810.2)	0.7
Proceeds from sale of fixed assets	—	—	—	—	1.8	—	1.8
Dividend received	523.8	—	—	—	—	(523.8)	—
Decrease in restricted cash	—	—	—	—	12.4	—	12.4
Proceeds from sale of Broadcast operations, net	—	—	—	—	1,229.0	—	1,229.0
Proceeds from sale of Ireland operations, net	—	—	—	—	216.2	—	216.2
Net cash provided by investing activities	580.0	494.2	519.7	537.2	374.9	(1,334.0)	1,172.0
Financing activities:							
Dividend paid	—	—	(523.8)	—	—	523.8	—
Proceeds from new borrowings	10.0	58.9	—	739.7	—	(808.6)	—
Proceeds from employee stock option exercises	5.0	—	—	—	—	—	5.0
Purchase of stock	(114.0)	—	—	—	—	—	(114.0)
Principal payments including capital lease payments	—	(578.4)	(56.2)	(1,228.7)	(542.1)	1,618.8	(786.6)
Net cash used in financing activities	(99.0)	(519.5)	(580.0)	(489.0)	(542.1)	1,334.0	(895.6)
Discontinued operations:							
Cash from operating activities	—	—	—	—	(14.3)	—	(14.3)
Cash used in investing activities	—	—	—	—	(4.1)	—	(4.1)
Net cash used by discontinued operations	—	—	—	—	(18.4)	—	(18.4)
Effect of exchange rate changes	88.4	—	—	—	—	—	88.4
Increase (decrease) in cash and cash equivalents	408.4	(1.1)	—	5.4	197.3	—	610.0
Cash and cash equivalents at beginning of year	38.2	1.1	—	—	85.9	—	125.2
Cash and cash equivalents at end of year	£ 446.6	£ —	£ —	£ 5.4	£ 283.2	£ —	£ 735.2

VIRGIN MEDIA INC.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS

(in millions except par value)

	December 31,	
	2007	2006
Assets		
Current assets		
Cash and cash equivalents	£ 1.3	£ 2.4
Other current assets	—	(1.7)
Total current assets	1.3	0.7
Fixed assets, net	—	0.7
Investments in and loans to affiliates, net	2,808.8	3,242.3
Total assets	£ 2,810.1	£ 3,243.7
Liabilities and shareholders' equity		
Current liabilities	£ (0.4)	£ 11.8
Other long term liabilities	—	1.8
Shareholders' equity		
Common stock—$.01 par value; authorized 1,000.0 (2007) and 1,000.0 (2006) shares; issued 328.9 (2007) and 326.4 (2006) and outstanding 327.5 (2007) and 323.9 (2006) shares	1.8	1.8
Additional paid-in capital	4,361.4	4,339.7
Unearned stock compensation	(25.5)	(36.3)
Accumulated other comprehensive income	148.6	116.0
Accumulated deficit	(1,675.8)	(1,191.1)
Total shareholders' equity	2,810.5	3,230.1
Total liabilities and shareholders' equity	£ 2,810.1	£ 3,243.7

See accompanying notes.

VIRGIN MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENT OF OPERATIONS

(in millions)

	Year ended December 31,		
	2007	**2006**	**2005**
Costs and expenses			
General and administrative expenses	£ (3.9)	£ (22.8)	£ (17.4)
Other charges	(0.3)	—	0.3
Operating loss	(4.2)	(22.8)	(17.1)
Other income (expense)			
Interest income and other, net	0.6	0.7	17.4
Interest expense	—	—	(2.8)
Foreign currency transaction gains	—	2.3	35.4
(Loss) income before income taxes and equity in net loss of subsidiaries	(3.6)	(19.8)	32.9
Income tax (expense) benefit	(0.1)	—	1.3
Cumulative effect of change in accounting principle	—	(0.2)	—
(Loss) income before equity in net loss of subsidiaries	(3.7)	(20.0)	34.2
Dividend received	—	—	523.8
Equity in net loss of subsidiaries	(459.8)	(513.9)	(137.0)
Net (loss) income	£(463.5)	£(533.9)	£ 421.0

See accompanying notes.

VIRGIN MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENT OF CASH FLOWS

(in millions)

	Year ended December 31,		
	2007	2006	2005
Net cash used in operating activities	£(17.6)	£(34.2)	£(161.0)
Investing activities			
Dividend received	—	—	523.8
Investments in and loans to affiliates	22.7	6.4	56.2
Net cash provided by investing activities	22.7	6.4	580.0
Financing activities			
Proceeds from new borrowings	—	—	10.0
Proceeds from employee stock option exercises	15.0	38.7	5.0
Purchase of stock	—	—	(114.0)
Dividends paid	(21.2)	(8.5)	—
Net cash (used in) provided by financing activities	(6.2)	30.2	(99.0)
Effect of exchange rate changes on cash and cash equivalents	—	—	88.4
(Decrease) increase in cash and cash equivalents	(1.1)	2.4	408.4
Cash and cash equivalents at beginning of year	2.4	—	38.2
Cash and cash equivalents at end of year	£ 1.3	£ 2.4	£ 446.6
Supplemental disclosure of cash flow information			
Cash paid for interest	£ —	£ —	£ —
Income taxes paid	—	3.1	2.2

See accompanying notes.

VIRGIN MEDIA INC.

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1. Basis of Presentation

In our condensed financial statements, our investment in subsidiaries is stated at cost plus equity in the undistributed earnings of the subsidiaries. Our share of net loss of our subsidiaries is included in net loss using the equity method of accounting. The condensed financial statements should be read in conjunction with our consolidated financial statements.

2. Other

A cash dividend of £523.8 million was paid to the registrant by subsidiaries in the year ended December 31, 2005. No cash dividend was paid to the registrant by subsidiaries for the years ended December 31, 2007 and December 31, 2006.

VIRGIN MEDIA INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Acquisitions	Deductions	Balance at End of Period
Year ended December 31, 2007						
Allowance for doubtful accounts . . .	£51.8	£32.9	£ —	£ —	£(65.2)(a)	£19.5
Year ended December 31, 2006						
Allowance for doubtful accounts . . .	£41.7	£52.0	£ —	£15.5	£(57.4)(b)	£51.8
Year ended December 31, 2005						
Allowance for doubtful accounts . . .	£43.4	£41.6	£ —	£ —	£(43.3)(c)	£41.7

(a) Uncollectible accounts written-off, net of recoveries, of £65.2 million.

(b) Uncollectible accounts written-off, net of recoveries, of £57.4 million.

(c) Uncollectible accounts written-off, net of recoveries, of £43.3 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Virgin Media Investment Holdings Limited

We have audited the accompanying consolidated balance sheets of Virgin Media Investment Holdings Limited and subsidiaries (the "Company") an indirect wholly-owned subsidiary of Virgin Media Inc. (the "Parent") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index at Item 15(d). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virgin Media Investments Holdings Limited and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Virgin Media Inc. changed its method of accounting for stock-based compensation expense as of January 1, 2006 to conform with the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment"; changed its method of accounting for defined benefit pension and other postretirement plans as of December 31, 2006 to conform with the provisions of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans"; and adopted Financial Accounting Standards Board Staff Position FAS 143-1 "Accounting for Electronic Waste Obligations" as of December 12, 2006.

/s/ Ernst & Young LLP

London, England
February 29, 2008

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	December 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	£ 310.0	£ 384.0
Restricted cash	5.4	5.2
Accounts receivable—trade, less allowance for doubtful accounts of £17.1 (2007) and £49.4 (2006)	451.0	454.9
Inventory	75.4	65.3
Prepaid expenses and other current assets	94.4	89.2
Total current assets	936.2	998.6
Fixed assets, net	5,510.3	5,863.9
Goodwill and other indefinite-lived intangible assets	2,495.3	2,521.4
Intangible assets, net	814.3	1,110.3
Equity investments	368.7	371.5
Other assets, net of accumulated amortization of £45.0 (2007) and £21.8 (2006)	183.6	170.3
Due from group companies	637.4	650.3
Total assets	£10,945.8	£11,686.3
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	£ 372.9	£ 379.5
Accrued expenses and other current liabilities	407.4	474.8
VAT and employee taxes payable	81.2	86.2
Restructuring liabilities	84.8	124.5
Interest payable	148.2	132.6
Interest payable to group companies	77.6	63.9
Deferred revenue	240.3	258.0
Current portion of long term debt	29.1	141.9
Total current liabilities	1,441.5	1,661.4
Long term debt, net of current portion	4,897.4	4,992.8
Long term debt due to group companies	1,367.1	1,353.1
Deferred revenue and other long term liabilities	237.1	266.2
Deferred income taxes	81.0	77.0
Total liabilities	8,024.1	8,350.5
Commitments and contingent liabilities		
Shareholders' equity		
Share capital—£0.001 par value; authorized 1,000,000 ordinary shares (2007 and 2006); issued and outstanding 224,552 ordinary shares (2007 and 2006)	—	—
Additional paid-in capital	4,371.3	4,371.3
Accumulated other comprehensive income (loss)	17.2	(36.0)
Accumulated deficit	(1,466.8)	(999.5)
Total shareholders' equity	2,921.7	3,335.8
Total liabilities and shareholders' equity	£10,945.8	£11,686.3

See accompanying notes.

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

	Year ended December 31,		
	2007	2006	2005
Revenue	£3,959.4	£2,997.1	£1,825.9
Costs and expenses			
Operating costs (exclusive of depreciation shown separately below)	1,784.9	1,328.9	761.0
Selling, general and administrative expenses	900.5	721.5	430.1
Other charges	27.2	62.2	23.7
Depreciation	902.9	665.4	517.3
Amortization	305.6	203.9	101.8
	3,921.1	2,981.9	1,833.9
Operating income (loss)	38.3	15.2	(8.0)
Other income (expense)			
Interest income and other, net	17.6	22.8	10.1
Interest income from group companies	5.3	7.4	2.1
Interest expense	(420.3)	(265.5)	(158.9)
Interest expense to group companies	(111.6)	(106.8)	(94.1)
Loss on extinguishment of debt	(3.2)	(32.8)	—
Share of income from equity investments	17.7	8.1	—
(Loss) gain on derivative instruments	(2.5)	1.3	0.9
Foreign currency transaction (losses) gains	(8.0)	6.9	17.9
Loss from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principle	(466.7)	(343.4)	(230.0)
Income tax (expense) benefit	(0.6)	1.8	—
Minority interest	—	1.0	(1.0)
Loss from continuing operations	(467.3)	(340.6)	(231.0)
Discontinued operations			
Income from discontinued operations before income taxes	—	—	5.7
Income tax expense	—	—	(0.2)
Gain on disposal of assets	—	—	659.1
Income from discontinued operations	—	—	664.6
Cumulative effect of changes in accounting principle	—	(31.7)	—
Net (loss) income	£ (467.3)	£ (372.3)	£ 433.6

See accompanying notes.

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year ended December 31,		
	2007	2006	2005
Operating activities			
Net (loss) income	£ (467.3)	£ (372.3)	£ 433.6
Cumulative effect of changes in accounting principle	—	31.7	—
Income from discontinued operations	—	—	(664.6)
Loss from continuing operations	(467.3)	(340.6)	(231.0)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	1,208.5	869.3	619.1
Non-cash interest	4.1	115.9	(71.2)
Non-cash compensation	14.0	14.3	8.5
Income from equity accounted investments, net of dividends received	(10.8)	(5.8)	—
Income taxes	14.9	(3.0)	—
Minority interest	—	(1.0)	1.0
Loss on extinguishment of debt	3.2	32.8	—
Unrealized foreign currency transaction loss	10.2	30.4	52.6
Loss (gain) on derivative instruments	2.5	(1.7)	(0.9)
Gain on disposal of investments	(8.1)	—	—
Loss (gain) on disposal of assets	18.7	(1.7)	0.8
Amortization of original issue discount and deferred finance costs	23.1	17.2	24.2
Changes in operating assets and liabilities, net of effect from business acquisitions and dispositions:			
Accounts receivable	2.9	(78.3)	17.7
Inventory	(10.2)	(4.6)	—
Prepaid expenses and other current assets	10.0	(13.4)	5.2
Other assets	4.2	3.3	(1.0)
Accounts payable	(0.8)	6.3	49.1
Accrued expenses and other current liabilities	(107.2)	89.3	(19.4)
Deferred revenue (current)	(17.4)	(1.0)	(8.7)
Deferred revenue and other long term liabilities	5.2	(14.7)	(88.0)
Net cash provided by operating activities	699.7	713.0	358.0
Investing activities			
Purchase of fixed assets	(520.8)	(484.2)	(285.2)
Purchase of intangible assets	(9.5)	(10.0)	—
Investments in and loans to parent and subsidiary companies	26.6	7.9	(582.1)
(Increase) decrease in restricted cash	(0.2)	1.7	12.3
Principal repayments on loans to equity investments	16.4	15.7	0.7
Proceeds from sale of fixed assets	3.3	1.5	1.8
Proceeds from sale of investments	9.8	—	—
Purchase of investments	(2.0)	—	—
Acquisitions, net of cash acquired	(1.0)	(4,410.9)	—
Proceeds from the sale of Broadcast operations, net	—	—	1,227.8
Proceeds from the sale of Ireland operations, net	—	—	216.2
Net cash (used in) provided by investing activities	(477.4)	(4,878.3)	590.8
Financing activities			
New borrowings, net of financing fees	874.5	5,168.3	—
Principal payments on long term debt	(1,137.6)	(3,262.1)	(723.2)
Issuance of shares	—	2,420.6	—
Capital lease payments	(33.2)	(37.0)	(4.6)
Net cash (used in) provided by financing activities	(296.3)	4,289.8	(727.8)
Cash flow from discontinued operations			
Net cash used in operating activities	—	—	(14.3)
Net cash used in investing activities	—	—	(4.1)
Net cash used in discontinued operations	—	—	(18.4)
(Decrease) increase in cash and cash equivalents	(74.0)	95.9	202.6
Cash and cash equivalents at beginning of year	384.0	288.1	85.5
Cash and cash equivalents at end of year	£ 310.0	£ 384.0	£ 288.1
Supplemental disclosure of cash flow information			
Cash paid during the year for interest exclusive of amounts capitalized	£ 391.4	£ 192.9	£ 238.3
Income taxes paid	£ —	£ 4.6	£ —

See accompanying notes.

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in millions, except share data)

	Share Capital £0.001 par value				Accumulated Other Comprehensive Income (Loss)			
	Shares	Par	Additional Paid-In Capital	Comprehensive Income (Loss)	Pension Liability Adjustments	Net Unrealized (Losses) Gains On Derivatives	Accumulated Deficit	Total
Balance, December 31, 2004	121,006	—	£1,399.9		£ (2.1)	£(24.0)	£(1,060.8)	£ 313.0
Comprehensive income:								
Net income for the year ended December 31, 2005	—	—	—	£ 433.6	—	—	433.6	433.6
Net gains on derivatives, net of tax	—	—	—	23.2	—	23.2	—	23.2
Pension liability adjustment, net of tax	—	—	—	(16.1)	(16.1)	—	—	(16.1)
				£ 440.7				
Balance, December 31, 2005	121,006	—	£1,399.9		£(18.2)	£ (0.8)	£ (627.2)	£ 753.7
Issuance of stock for acquisition of Telewest	84,352	—	2,420.6		—	—	—	2,420.6
Issuance of stock for acquisition of Virgin Mobile	19,194	—	550.8		—	—	—	550.8
Adjustment to initially apply FAS 158	—	—	—		(9.4)	—	—	(9.4)
Comprehensive loss:								
Net loss for the year ended December 31, 2006	—	—	—	£(372.3)	—	—	(372.3)	(372.3)
Net losses on derivatives, net of tax	—	—	—	(49.8)	—	(49.8)	—	(49.8)
Reclassification of derivative losses to net income, net of tax				34.6		34.6		34.6
Pension liability adjustment, net of tax	—	—	—	7.6	7.6	—	—	7.6
				£(379.9)				
Balance, December 31, 2006	224,552	—	£4,371.3		£(20.0)	£(16.0)	£ (999.5)	£3,335.8
Comprehensive loss:								
Net loss for the year ended December 31, 2007	—	—	—	£(467.3)	—	—	(467.3)	(467.3)
Net gains on derivatives, net of tax	—	—	—	53.8	—	53.8	—	53.8
Reclassification of derivative gains to net income, net of tax				(20.4)	—	(20.4)	—	(20.4)
Pension liability adjustment, net of tax	—	—	—	19.8	19.8	—	—	19.8
				£(414.1)				
Balance, December 31, 2007	224,552	—	£4,371.3		£ (0.2)	£ 17.4	£(1,466.8)	£2,921.7

See accompanying notes.

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

(a) Historical Structure of the Company

Virgin Media Investment Holdings Limited, or VMIH, is incorporated in the United Kingdom. We are an indirect wholly-owned subsidiary of Virgin Media Inc., or Virgin Media. On February 19, 2007, we changed our name from NTL Investment Holdings Limited to Virgin Media Investment Holdings Limited.

We were incorporated in March 1996 under the laws of England and Wales. From March 1996 to April 1998, we were a wholly-owned subsidiary of Virgin Media (UK) Group, Inc. (formerly NTL (UK) Group, Inc.). From April 1998 to April 2004, we were a wholly-owned subsidiary of Virgin Media Communications Limited (formerly NTL Communications Limited). Since April 2004, we are a wholly-owned subsidiary of Virgin Media Finance PLC (formerly NTL Cable PLC).

In October 2003, we cancelled our outstanding share capital and issued 1,000 shares of £0.001 each for every existing share outstanding. Shareholders' equity has been retrospectively restated to show the effect of the stock split.

On March 3, 2006, NTL Holdings Inc. (formerly known as NTL Incorporated and now known as Virgin Media Holdings Inc, or Virgin Media Holdings), merged with a subsidiary of NTL Incorporated (formerly known as Telewest Global, Inc., or Telewest, and now known as Virgin Media Inc., or Virgin Media).

On June 19, 2006, in connection with the integration of Virgin Media and Telewest, we engaged in a post acquisition restructuring of Telewest UK Limited and its subsidiaries in order to integrate their operations with Virgin Media's existing U.K. operations and to implement permanent financing. This restructuring involved a series of steps that included internal contributions, distributions, mergers and acquisitions as well as borrowings from external sources and contributions of the proceeds of the same to us, to effect our acquisition of the shares of Telewest UK Limited and its subsidiaries. The completion of this restructuring resulted in Telewest UK Limited and its subsidiaries becoming our wholly-owned subsidiary.

On July 4, 2006, we acquired 100% of the outstanding shares and options of Virgin Mobile Holdings (UK) plc, or Virgin Mobile, through a U.K. scheme of arrangement.

We conduct our operations primarily through direct and indirect wholly-owned subsidiaries.

(b) Business

Virgin Media Inc. is a leading U.K. entertainment and communications business providing the first "quad-play" offering of television, broadband, fixed line telephone and mobile telephone services in the U.K. together with one of the most advanced TV on demand services available in the U.K. market. By number of customers, we are the U.K.'s largest residential broadband and mobile virtual network operator and second largest provider in the U.K. of pay television and fixed line telephone services. Through ntl:Telewest Business, which also operates under the Virgin Media group, we provide a complete portfolio of voice, data and internet solutions to leading businesses, public sector organizations and service providers in the U.K.

Through Virgin Media Television, or Virgin Media TV, we provide a broad range of programming through our wholly-owned channels, such as Virgin 1, Living and Bravo; through UKTV, our joint

1. Organization and Business (Continued)

ventures with BBC Worldwide; and through the portfolio of retail television channels operated by sit-up tv.

We presently manage our business through three reportable segments:

- **Cable:** our cable segment includes the distribution of television programming over our cable network and the provision of broadband and fixed line telephone services to consumers, businesses and public sector organizations, both on our cable network and, to a lesser extent, off our network;
- **Mobile:** our mobile segment includes the provision of mobile telephone services under the brand name Virgin Mobile to consumers over cellular networks owned by third parties; and
- **Content:** our content segment includes the operations of our U.K. television channels, such as Virgin 1, which was launched on October 1, 2007, as well as Living, Bravo, and sit-up's portfolio of retail television channels. Although not included in our content segment revenue, our content management team also oversees our interest in the UKTV television channels through our joint ventures with BBC Worldwide.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP.

On March 3, 2006, NTL Holdings Inc. (formerly known as NTL Incorporated and now known as Virgin Media Holdings), merged with a subsidiary of NTL Incorporated (formerly known as Telewest and now known as Virgin Media).

On June 19, 2006, in connection with the integration of Virgin Media and Telewest, we engaged in a post acquisition restructuring of Telewest UK Limited and its subsidiaries in order to integrate their operations with Virgin Media's existing U.K. operations and to implement permanent financing. This restructuring involved a series of steps that included internal contributions, distributions, mergers and acquisitions as well as borrowings from external sources and contributions of the proceeds of the same to us, to effect our acquisition of the shares of Telewest UK Limited and its subsidiaries. The completion of this restructuring resulted in Telewest UK Limited and its subsidiaries becoming our wholly-owned subsidiary.

We have accounted for the acquisition of Telewest UK Limited and its subsidiaries by applying the principles of FAS 141, *Business Combinations*, in respect to transactions between entities under common control. As a result, the assets acquired and liabilities assumed have been recognized at their historical cost and the results of operations and cashflows for Telewest UK Limited are included in the consolidated financial statements from June 19, 2006, the date the restructuring was completed.

The results of operations and cashflows for Virgin Mobile are included in the consolidated financial statements from July 4, 2006, the date of its acquisition.

2. Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: the amount of uncollectible accounts receivable, the amount to be paid to terminate certain agreements included in restructuring costs, amounts accrued for vacated properties, the amount to be paid for other liabilities, including contingent liabilities, our pension expense and pension funding requirements, amounts to be paid under our employee incentive plans, costs for interconnection, the amount of costs to be capitalized in connection with the construction and installation of our network and facilities, long-lived assets, certain other intangible assets and the computation of our income tax expense and liability. Actual results could differ from those estimates.

Fair Values

We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. We have based these fair value estimates on pertinent information available to us as of December 31, 2007 and 2006. As at December 31, 2007, we had not adopted the fair value principles of FASB Statement No. 157, *Fair Value Measurements*.

Principles of Consolidation

The consolidated financial statements include the accounts for us and our wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated on consolidation. Our consolidated financial statements also include the accounts of variable interest entities, or VIEs, which are entities that among other things, lack sufficient equity to finance their activities without additional support from other parties. All significant intercompany accounts and transactions have been eliminated. The operating results of acquired companies are included in our consolidated statement of operations from the date of acquisition.

For investments in which we own 20% to 50% of the voting shares and have significant influence over the operating and financial policies, the equity method of accounting is used. Accordingly, our share of the earnings and losses of these companies are included in the share of income (losses) in equity investments in the accompanying consolidated statements of operations. For investments in which we own less than 20% of the voting shares and do not have significant influence, the cost method of accounting is used. Under the cost method of accounting, we do not record our share in the earnings and losses of the companies in which we have an investment and such investments are generally reflected in the consolidated balance sheet at historical cost.

2. Significant Accounting Policies (Continued)

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated statements of cash flows include reclassifications of cash flows from operating activities to provide greater detail on non-cash movements included within this category.

Foreign Currency Translation

Our functional currency is the pound sterling. Our reporting currency is the pound sterling. Foreign currency transaction gains and losses are recorded in the statement of operations.

Cash Equivalents and Restricted Cash

Cash equivalents are short-term highly liquid investments purchased with an original maturity of three months or less. We had cash equivalents totaling £218.7 million and £322.1 million as at December 31, 2007 and 2006, respectively

Restricted cash balances of £5.4 million and £5.2 million as at December 31, 2007 and 2006, respectively, represent cash balances collateralized against performance bonds given on our behalf.

Trade Receivables

Our trade receivables are stated at outstanding principal balance, net of allowance for doubtful accounts. Allowances for doubtful accounts are estimated based on the current aging of trade receivables, prior collection experience and future expectations of conditions that might impact recoverability. The allowance for doubtful accounts is £17.1 million at December 31, 2007 and £49.4 million at December 31, 2006.

Concentrations of Credit Risk

Our financial instruments that are exposed to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited because of the large number of customers and their dispersion across geographic areas. We perform periodic credit evaluations of our Business customers' financial condition and generally do not require collateral. At December 31, 2007, we did not have significant credit risk concentrations. No single group or customer represents greater than 10% of total accounts receivable.

Inventory

Inventory consists of consumer goods for re-sale and programming inventory. Consumer goods for re-sale are valued at the lower of cost or market value using the first-in, first-out, or FIFO method. Cost represents the invoiced purchase cost of inventory. This valuation requires us to make judgments, based on currently available information, about obsolete, slow-moving or defective inventory. Based upon these judgments and estimates, which are applied consistently from period to period, we adjust the carrying amount of our inventory for re-sale to the lower of cost or market value.

Programming inventory represents television programming libraries held by each of our television channels and is stated at the lower of cost or market value. Programming is recognized as inventory when a contractual purchase obligation exists, it has been delivered to us and is within its permitted broadcasting period. Programming inventory is periodically reviewed and a provision made for impairment or obsolescence.

2. Significant Accounting Policies (Continued)

Fixed Assets

Depreciation is computed by the straight-line method over the estimated useful economic lives of the assets. Land and fixed assets held for sale are not depreciated. Estimated useful economic lives are as follows:

Operating equipment:	
Cable distribution plant	8–30 years
Switches and headends	8–10 years
Customer premises equipment	5–10 years
Other operating equipment	8–20 years
Other equipment:	
Buildings	30 years
Leasehold improvements	20 years or, if less, the lease term
Computer infrastructure	3–5 years
Other equipment	5–12 years

The cost of fixed assets includes amounts capitalized for labor and overhead expended in connection with the design and installation of our operating network equipment and facilities. Costs associated with initial customer installations, additions of network equipment necessary to enable enhanced services, acquisition of additional fixed assets and replacement of existing fixed assets are capitalized. The costs of reconnecting the same service to a previously installed premise are charged to expense in the period incurred. Costs for repairs and maintenance are charged to expense as incurred.

Labor and overhead costs directly related to the construction and installation of fixed assets, including payroll and related costs of some employees and related rent and other occupancy costs, are capitalized. The payroll and related costs of some employees that are directly related to construction and installation activities are capitalized based on specific time devoted to these activities where identifiable. In cases where the time devoted to these activities is not specifically identifiable, we capitalize costs based upon estimated allocations.

Goodwill and Intangible Assets

Goodwill and other intangible assets with indefinite lives, such as television channel tradenames and reorganization value in excess of amount allocable to identifiable assets, are not amortized and are tested for impairment annually or more frequently if circumstances indicate a possible impairment exists in accordance with Financial Accounting Standards Board Statement (FASB) No. 142, *Goodwill and Other Intangible Assets*, or FAS 142.

Goodwill and other intangible assets with indefinite lives are allocated to various reporting units, which are the operating segments. For purposes of performing the impairment test of goodwill, we established the following reporting units: Cable, Mobile, Virgin Media TV and sit-up. We compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. We evaluate our Cable reporting unit for impairment on an annual basis as at December 31, while all other reporting units are evaluated as at June 30. In the future, we may incur impairment charges under FAS 142 if market values decline and we do not achieve expected cash flow growth rates.

2. Significant Accounting Policies (Continued)

Intangible assets include trademark license agreements and customer lists. Trademark license agreements represent the portion of purchase price allocated to agreements to license trademarks acquired in business combinations. Trademark licenses are amortized over the period in which we expect to derive benefits, which is principally five years. Customer lists represent the portion of the purchase price allocated to the value of the customer base acquired in business combinations. Customer lists are amortized on a straight-line basis over the period in which we expect to derive benefits, which is principally three to six years.

Asset Retirement Obligations

We accrue for the liability in respect of dilapidation on our leasehold properties over the term of the lease in accordance with FASB Statement No. 13, *Accounting for Leases,* or FAS 13.

In June 2005, the Financial Accounting Standards Board issued FASB Staff Position FAS 143-1, *Accounting for Electronic Equipment Waste Obligations*, or FSP 143-1. The FASB issued FSP 143-1 to address the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive adopted by the European Union. FSP 143-1 requires that the commercial user should apply the provisions of FASB Statement No. 143 and the related FASB Interpretation No. 47 to certain obligations associated with historical waste (as defined by the Directive), since this type of obligation is an asset retirement obligation. FSP 143-1 was effective for the later of the first reporting period ending after June 8, 2005 or the Directive's adoption into law by the applicable European Union-member country. The Directive was adopted on December 12, 2006, and was effective January 2, 2007. Management have reviewed their obligations under the law and concluded that an obligation exists for certain of our customer premises equipment. As a result, we recognized a retirement obligation of £56.6 million and fixed assets of £23.7 million on the balance sheet as at December 31, 2006 and a cumulative effect change in accounting principle of £32.9 million in the statement of operations for the year then ended.

Impairment of Long-Lived Assets

In accordance with FASB Statement No. 144, *Impairment of Long-Lived Assets,* or FAS 144, long-lived assets, including fixed assets and amortizable definite lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We assess the recoverability of the carrying value of long-lived assets, by first grouping our long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long term growth rate.

2. Significant Accounting Policies (Continued)

As of December 31, 2007, there were no indicators of impairment that suggest the carrying amounts of our long-lived assets are not recoverable.

Deferred Financing Costs

Deferred financing costs are incurred in connection with the issuance of debt and are amortized over the term of the related debt using the effective interest method. Deferred financing costs of £88.9 million and £99.7 million as of December 31, 2007 and 2006, respectively, are included in other assets.

Restructuring Costs

As of January 1, 2003, we adopted FASB Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, or FAS 146, and recognize a liability for costs associated with restructuring activities when the liability is incurred. Prior to 2003, we recognized a liability for costs associated with restructuring activities at the time a commitment to restructure is given in accordance with EITF 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, or EITF 94-3. Liabilities for costs associated with restructuring activities initiated prior to January 1, 2003 continue to be accounted for under EITF 94-3.

In 2006, we initiated a number of restructuring programs as part of our acquisitions of Telewest and Virgin Mobile. Accruals in respect to exit activities of the acquired businesses are recognized under EITF 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, and included on the acquired company's opening balance sheet. Accruals in respect to exit activities of the historic NTL business are recognized under FAS 146.

Revenue Recognition

We recognize revenue only when it is realized or realizable and earned. We recognize revenue when all of the following are present:

- persuasive evidence of an arrangement exists between us and our customers;
- delivery has occurred or the services have been rendered;
- the price for the service is fixed or determinable; and
- collectibility is reasonably assured.

Fixed line telephone, cable television and internet revenues are recognized as the services are provided to customers. At the end of each period, adjustments are recorded to defer revenue relating to services billed in advance and to accrue for earned but unbilled services.

Installation revenues are recognized in accordance with the provisions of FASB Statement No. 51, *Financial Reporting by Cable Television Companies*, in relation to connection and activation fees for cable television, as well as fixed line telephone and internet services, on the basis that we market and maintain a unified fiber network through which we provide all of these services. Installation revenues are recognized at the time the installation has been completed to the extent that those fees are less than direct selling costs. Installation fees in excess of direct selling costs are deferred and amortized over the expected life of the customer's connection.

2. Significant Accounting Policies (Continued)

Rental revenue in respect of line rentals and rental of equipment provided to customers is recognized on a straight-line basis over the term of the rental agreement.

Mobile handset and other equipment revenues are recognized when the goods have been delivered and title has passed. Equipment revenue is stated net of discounts earned through service usage.

Mobile service revenues include airtime, data, roaming and long-distance revenues and are invoiced and recorded as part of a periodic billing cycle. Service revenues are recognized as the services are provided. At the end of each period, adjustments are recorded to defer revenue relating to services billed in advance and to accrue for earned but unbilled services.

Contract customers are billed in arrears based on usage and revenue is recognized when the service is rendered and collectibility is reasonably assured. Revenue from non-contract pre-pay customers is recorded as deferred revenue prior to commencement of services and is recognized as the services are rendered or usage expires.

Bundled services revenue is recognized in accordance with the provisions of EITF No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables*, to assess whether the components of the bundled services should be recognized separately.

For bundled packages that have separately identifiable components, the total consideration is allocated to the different components based on their relative fair values. Where the fair value of a delivered component cannot be determined reliably but the fair value of the undelivered component can be, the fair value of the undelivered component is deducted from the total consideration and the net amount is allocated to the delivered components based on the "residual value" method.

Programming revenues are recognized in accordance with SOP 00-2, *Accounting by Producers or Distributors of Films*. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Retail revenues are recognized on dispatch of goods to customers and are net of discounts given and less actual and expected returns, refunds and credit card charge-backs.

Subscriber Acquisition Costs

Costs incurred in respect to the acquisition of customers of our Mobile segment, including payments to distributors and the cost of handset promotions, are expensed as incurred.

Advertising Expense

We expense the cost of advertising as incurred. Advertising costs were £104.9 million, £80.5 million and £49.3 million in 2007, 2006 and 2005, respectively.

Stock-Based Compensation

We are an indirect, wholly-owned subsidiary of Virgin Media. Accordingly, we have no stock-based compensation plans. Certain of our employees participate in the stock-based compensation plans of Virgin Media, which are described in Virgin Media's consolidated financial statements. Prior to January 1, 2006 Virgin Media accounted for these plans using the fair value recognition provisions of

2. Significant Accounting Policies (Continued)

FASB Statement No. 123, *Accounting for Stock-Based Compensation*, or FAS 123. On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), *Share Based Payment*, or FAS 123R, which is a revision of FAS 123. FAS 123R also supersedes APB 25 and amends FASB Statement No. 95, *Statement of Cash Flows*, or FAS 95.

Virgin Media adopted FAS 123R on January 1, 2006 and elected to use the modified prospective method, therefore, prior period results were not restated.

Stock-based compensation expense is recognized as a component of selling, general and administrative expenses in the consolidated statement of operations.

Pensions

We account for our defined benefit pension plans using FASB Statement No. 87, *Employer's Accounting for Pensions,* or FAS 87, and the disclosure rules under FASB Statement No. 132 (revised), *Employers Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements 87, 88 and 106*, or FAS 132R. Under FAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under FAS 87 is generally independent of funding decisions or requirements.

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)*, or FAS 158. FAS 158 requires that the funded status of defined benefit postretirement plans be recognized on a company's balance sheet, and changes in the funded status be reflected in comprehensive income, effective for fiscal years ending after December 15, 2006, which we adopted for the year ended December 31, 2006. FAS 158 also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The impact of adopting the recognition provisions of FAS 158 as of December 31, 2006 was an increase in liabilities of £9.4 million and a pre-tax increase in the accumulated other comprehensive loss of £9.4 million.

Derivative Financial Instruments

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. As certain portions of our indebtedness accrue interest at variable rates, we are exposed to volatility in future cash flows and earnings associated with variable interest rate payments. Also, substantially all of our revenue and operating costs are earned and paid in pounds sterling and, to a lesser extent, U.S. dollars and euros, but we pay interest and principal obligations on some of our indebtedness in U.S. dollars and euros. As a result, we have exposure to volatility in future cash flows and earnings associated with changes in foreign currency exchange rates on payments of principal and interest on a portion of our indebtedness. We are also exposed to volatility in future cash flows and earnings associated with foreign currency payments in relation to operating costs incurred in the normal course of business.

Our objective in managing our exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of our earnings and cash flows caused by changes in underlying rates. To achieve this objective, we have entered into derivative financial instruments. We have established policies and procedures to govern the strategic management of these exposures through a variety of derivative financial instruments, including interest rate swaps, cross-currency

2. Significant Accounting Policies (Continued)

interest rate swaps and foreign currency forward rate contracts. By policy, we do not enter into derivative financial instruments with a level of complexity or with a risk that is greater than the exposure to be managed.

In order to qualify for hedge accounting in accordance with FASB statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, or FAS 133, we are required to document in advance the relationship between the item being hedged and the hedging instrument. We are also required to demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed and documented at each period end to ensure that the hedge remains highly effective.

We recognize derivative financial instruments as either assets or liabilities measured at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To the extent that the derivative instrument is designated and considered to be effective as a cash flow hedge of an exposure to future changes in interest rates or foreign currency exchange rates, the change in fair value of the instrument is deferred in accumulated other comprehensive income or loss. Amounts recorded in accumulated other comprehensive income or loss are reclassified to the statement of operations in the same period as the corresponding impact on earnings from the underlying hedged transaction. Changes in fair value of any instrument not designated as a hedge or considered to be ineffective as a hedge are reported in earnings immediately.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the statement of operations when the committed or forecasted transaction is recognized in the statement of operations. However, where we have applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is recognized immediately as gains or losses on derivative instruments in the statement of operations. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of operations.

Software Development Costs

We capitalize costs related to computer software developed or obtained for internal use in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Software obtained for internal use has generally been enterprise-level business and finance software that we customize to meet our specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, which are generally three to five years. We have not sold, leased or licensed software developed for internal use to our customers and we have no intention of doing so in the future.

Income Taxes

We provide for income taxes in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We recognize deferred tax assets only if it is more likely than not that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. We have considered future taxable income and tax planning strategies in assessing whether deferred tax assets should be

2. Significant Accounting Policies (Continued)

recognized. In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*, or FIN 48. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. We adopted FIN 48 on January 1, 2007. The adoption did not have a material effect on our consolidated financial statements.

3. Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*, or FAS 157. FAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. FAS 157 is effective for certain financial instruments included in financial statements issued for fiscal years beginning after November 15, 2007 and for all other non-financial instruments for fiscal years beginning after November 15, 2008. The provisions of FAS 157 relating to certain financial instruments are required to be adopted by us in the first quarter of 2008 effective January 1, 2008. While we are still addressing the impact of adoption of this Standard, it is not expected to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*, or FAS 159. FAS 159 allows companies to elect to measure certain assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of FAS 159 will have on our consolidated financial statements and are not yet in a position to determine its effects.

4. Discontinued Operations

On December 1, 2004, we reached an agreement to sell our Broadcast operations, a provider of commercial television and radio transmission services, to a consortium led by Macquarie Communications Infrastructure Group. The sale was completed on January 31, 2005. The results of operations of the Broadcast operations have been removed from our results of continuing operations and cash flows for all periods presented. Revenue of the Broadcast operations, reported in discontinued operations, for the year ended December 31, 2005 was £21.4 million. Broadcast's pre-tax income, reported within discontinued operations, for the year ended December 31, 2005 was £3.2 million. Upon the sale, we recorded a gain on disposal of £513.6 million.

On May 9, 2005, we sold our operations in the Republic of Ireland to MS Irish Cable Holdings B.V., an affiliate of Morgan Stanley & Co. International Limited, for an aggregate purchase price of €333.4 million, or £225.5 million. The results of operations and cash flows of the Ireland operations have been removed from our results of continuing operations and cash flows for all periods presented. Revenue of the Ireland operations, reported in discontinued operations, for the year ended December 31, 2005 was £25.6 million. Ireland's pre-tax income, reported within discontinued

4. Discontinued Operations (Continued)

operations, for the year ended December 31, 2005 was £2.5 million. Upon the sale, we recorded a gain on disposal of £145.5 million.

5. Acquisitions

Acquisition of Virgin Mobile

On July 4, 2006, Virgin Media and VMIH acquired 100% of the outstanding shares and options of the U.K. operations of Virgin Mobile through a U.K. Scheme of Arrangement. Virgin Mobile is the largest mobile virtual network operator in the U.K. with approximately 4.5 million customers.

The total purchase price of £953.2 million included cash of £419.2 million, common stock valued at £518.8 million and direct transaction costs of £15.2 million. The average market price per share of common stock utilized in determining the value of new common stock issued of £15.07 ($26.59) was based on an average of the closing prices of Virgin Media common stock divided by the Telewest acquisition conversion ratio of 2.5 times for a range of trading days (January 12, January 13, January 17, January 18, January 19) around the announcement date of the proposed acquisition (January 16, 2006).

Virgin Media financed the cash portion of the offer and transactional expenses through £475 million of additional borrowings under its senior credit facility and cash on hand.

The total purchase price was allocated as follows (in millions):

	Acquisition Date
Cash and cash equivalents, including restricted cash	£ 14.1
Accounts receivable	45.4
Prepaid expenses and other current assets	5.3
Fixed assets	9.2
Inventory	9.1
Amortizable intangible assets:	
Customer lists	280.0
Contractual relationships	6.0
Software and other intangible assets	9.3
Intangible assets with indefinite lives:	
Goodwill	971.7
Other assets, net	1.4
Accounts payable	(47.2)
Long term debt, including current portion	(200.0)
Other current liabilities	(103.6)
Other long term liabilities	(47.5)
Total purchase price	£ 953.2

5. Acquisitions (Continued)

Amortizable intangible assets

Of the total purchase price, £295.3 million was allocated to amortizable intangible assets including customer lists and contractual relationships. Customer lists represent existing contracts that relate primarily to underlying customer relationships pertaining to the services provided by Virgin Mobile. The fair value of these assets was determined utilizing the income approach. We amortize the fair value of these assets on a straight-line basis over an average estimated useful life of 3.5 years.

Contractual relationships represented the fair value of certain contracts with distributors of our products and services. The fair value of these contracts was determined utilizing the income approach. We amortize the fair value of these assets on a straight-line basis over the remaining life of the contracts of three years.

Reverse Acquisition of Telewest

On March 3, 2006, Virgin Media merged with Telewest and the merger was accounted for as a reverse acquisition of Telewest using the purchase method. This merger created the U.K.'s largest provider of residential broadband and the U.K.'s leading provider of "triple-play" services. In connection with this transaction, Telewest changed its name to NTL Incorporated, and has since changed its name to Virgin Media Inc.

On June 19, 2006, in connection with the integration of Virgin Media and Telewest, we engaged in a post acquisition restructuring of Telewest UK Limited and its subsidiaries in order to integrate their operations with Virgin Media's existing U.K. operations and to implement permanent financing. This restructuring involved a series of steps that included internal contributions, distributions, mergers and acquisitions as well as borrowings from external sources and contributions of the proceeds of the same to us, to effect our acquisition of the shares of Telewest UK Limited and its subsidiaries. The completion of this restructuring resulted in Telewest UK Limited and its subsidiaries becoming our wholly-owned subsidiary. We have accounted for the acquisition of Telewest UK Limited and its subsidiaries by applying the principles of FAS 141, *Business Combinations* in respect to transactions between entities under common control. As a result, the assets acquired and liabilities assumed have been recognized at their historical cost and the results of operations and cashflows for Telewest UK Limited are included in our consolidated financial statements from June 19, 2006, the date the restructuring was completed.

6. Fixed Assets (Including Leases)

Fixed assets consist of (in millions):

		December 31,			
		2007		2006	
	Useful Economic Life	Total	Under Capital Leases	Total	Under Capital Leases
Operating equipment					
Cable distribution plant	8–30 years	£ 5,674.1	£ 30.1	£ 5,400.3	£ 30.1
Switches and headends	8–10 years	673.0	37.9	673.6	12.6
Customer premises equipment	5–10 years	994.5	—	1,319.7	—
Other operating equipment	8–20 years	1.3	—	62.1	—
Total operating equipment		7,342.9	68.0	7,455.7	42.7
Other equipment					
Land	—	13.2	—	13.2	—
Buildings	30 years	114.6	—	114.1	—
Leasehold improvements	20 years or, if less, the lease term	50.0	—	64.7	—
Computer infrastructure	3–5 years	235.7	36.8	278.6	34.2
Other equipment	5–12 years	263.4	36.8	167.1	20.5
Total other equipment		676.9	73.6	637.7	54.7
		8,019.8	141.6	8,093.4	97.4
Accumulated depreciation		(2,623.4)	(43.3)	(2,373.3)	(25.2)
		5,396.4	98.3	5,720.1	72.2
Construction in progress		113.9	—	143.8	—
		£ 5,510.3	£ 98.3	£ 5,863.9	£ 72.2

6. Fixed Assets (Including Leases) (Continued)

Future minimum annual payments at December 31, 2007 are as follows (in millions). The table reflects our contractual obligations.

	Capital Leases	Operating Leases
Year ending December 31:		
2008	£ 34.7	£ 62.3
2009	24.0	39.2
2010	14.1	37.4
2011	32.3	35.8
2012	7.8	34.2
Thereafter	88.3	156.2
Total minimum lease payments	201.2	£365.1
Less: amount representing interest	(84.3)	
Present value of net minimum obligations	116.9	
Less: current portion	(27.3)	
	£ 89.6	

Leases for buildings, office space and equipment extend through 2034. Total rental expense for the years ended December 31, 2007, 2006, and 2005 under operating leases was £51.7 million, £57.9 million and £34.2 million, respectively.

During 2007, the changes in the asset retirement obligations related to customer premises equipment were as follows (in millions):

Asset retirement obligation at the beginning of the year	£ 56.6
Increase in liability	14.1
Liabilities settled	(10.0)
Accretion expense	4.8
Revision in cash flows	(7.7)
Asset retirement obligation at the end of the year	£ 57.8

7. Goodwill and Intangible Assets

Goodwill and intangible assets consist of (in millions):

	Estimated Useful Life	December 31, 2007	December 31, 2006
Goodwill and intangible assets not subject to amortization:			
Goodwill		£2,325.6	£2,351.7
Reorganization value in excess of amounts allocable to identifiable assets		153.2	153.2
Trade names		16.5	16.5
		£2,495.3	£2,521.4
Intangible assets subject to amortization:			
Cost			
Contractual relationships	2–3 years	£ 6.0	£ 6.0
Trade names and licenses	1–9 years	49.5	50.7
Customer lists	3–6 years	1,555.4	1,560.7
Software and other intangible assets	1–3 years	27.9	22.1
		1,638.8	1,639.5
Accumulated amortization			
Contractual relationships		3.3	1.1
Trade names and licenses		22.3	10.4
Customer lists		783.3	512.1
Software and other intangible assets		15.6	5.6
		824.5	529.2
		£ 814.3	£1,110.3

In accordance with our policy, we review the estimated useful lives of our intangible assets on an ongoing basis. As a result of our review, effective January 1, 2008, we reduced our estimates of the remaining useful lives of certain intangible customer lists to better reflect the estimated periods over which these assets will provide benefit. The effect of this change in estimate will be to increase the amortization expense of these assets in 2008 by £57.5 million compared to 2007.

Estimated aggregate amortization expense for each of the five succeeding fiscal years from December 31, 2007 is as follows: £292.2 million in 2008, £247.5 million in 2009, £151.9 million in 2010, £119.5 million in 2011 and £1.0 million in 2012.

7. Goodwill and Intangible Assets (Continued)

During the year ended December 31, 2007, assets not subject to amortization were adjusted for the following (in millions):

	Trade Names	Reorganization Value	Goodwill
Balance, December 31, 2006	£16.5	£153.2	£2,351.7
Deferred tax balances	—	—	(8.2)
Corporation tax balances	—	—	(6.7)
Disposal of business units	—	—	(1.5)
Finalization of purchase accounting fair values	—	—	(9.7)
Balance, December 31, 2007	£16.5	£153.2	£2,325.6

During the year ended December 31, 2006, reorganization value in excess of amounts allocable to identifiable assets was reduced by £44.7 million due to the use of deferred tax assets that existed as at January 10, 2003 that were previously offset by a valuation allowance.

As at June 30, 2007, we performed our annual impairment review of the goodwill recognized in the Virgin Media TV and sit-up reporting units included in our Content segment and the Virgin Mobile reporting unit and concluded that no impairment charges were necessary. As at December 31, 2007, we performed our annual impairment review of the goodwill recognized in our Cable segment and concluded that no impairment charges were necessary.

8. Investments

Through our wholly owned subsidiary Flextech Broadband Limited, we own a 50% equity investment in the UKTV joint venture companies and a 49.9% equity investment in the Setanta Sports News channel. These investments are accounted for under the equity method at December 31, 2007. The UKTV joint venture companies operate a portfolio of channels under the UKTV brand. This equity investment was acquired as part of the acquisition of Telewest on March 3, 2006. In accordance with the joint venture agreements between Flextech Broadband Limited and BBC Worldwide, we are required to recognize 100% of any losses for those companies which represent UKTV. The Setanta Sports News channel was incorporated on November 29, 2007 and we have recognized our proportion of the losses from that date.

Investments consist of (in millions):

	December 31, 2007	December 31, 2006
Loans and redeemable preference shares	£145.6	£159.3
Share of net assets	223.1	212.2
	£368.7	£371.5

9. Long Term Debt

Long term debt consists of (in millions):

	December 31,	
	2007	2006
8.75% U.S. Dollar senior loan notes due 2014 due to Virgin Media Finance PLC	£ 214.2	£ 217.0
9.75% Sterling senior loan notes due 2014 due to Virgin Media Finance PLC	375.0	375.0
8.75% Euro senior loan notes due 2014 due to Virgin Media Finance PLC	165.6	151.6
9.125% U.S. Dollar senior notes due 2016 due to Virgin Media Finance PLC	277.2	280.8
Floating rate senior loan notes due 2012 due to Virgin Media Finance PLC	50.4	51.1
Senior credit facility	4,804.8	5,024.6
Other loan notes due to affiliates	284.7	277.6
Capital leases	116.9	104.4
Other	4.8	5.7
	6,293.6	6,487.8
Less: current portion	(29.1)	(141.9)
	£6,264.5	£6,345.9

The effective interest rate on the senior credit facility was 7.8% and 7.1% as at December 31, 2007 and 2006, respectively. The effective interest rate on the floating rate note was 10.2% and 10.4% as at December 31, 2007 and 2006, respectively.

The terms of the senior notes and senior credit facility as at December 31, 2007 are summarized below.

Senior Notes

Our parent, Virgin Media Finance PLC, issued senior notes due 2014 on April 13, 2004. On July 25, 2006, Virgin Media Finance PLC issued $550 million U.S. dollar denominated 9.125% senior notes due 2016 to repay in part an alternative senior bridge facility whose proceeds had been loaned to us for the acquisition of Telewest UK Limited. All senior notes have been guaranteed by us pursuant to a senior subordinated guarantee. The terms of our senior notes due to Virgin Media Finance PLC are summarized below.

- *8.75% Senior Notes due April 15, 2014*—The principal amount at maturity is $425 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.
- *9.75% Senior Notes due April 15, 2014*—The principal amount at maturity is £375 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.
- *8.75% Senior Notes due April 15, 2014*—The principal amount at maturity is €225 million. Interest is payable semi-annually on April 15 and October 15 commencing October 15, 2004.
- *9.125% Senior Notes due August 15, 2016*—The principal amount at maturity is $550 million. Interest is payable semi-annually on February 15 and August 15 commencing February 15, 2007.
- *Floating Rate Loan Notes due October 15, 2012*—The principal amount at maturity is $100 million. The interest rate on the floating rate loan notes is the three-month LIBOR plus

9. Long Term Debt (Continued)

5.0%. Interest is payable quarterly on January 15, April 15, July 15 and October 15 commencing July 15, 2004.

Senior Credit Facility

The principal amount outstanding under our senior credit facility at December 31, 2007 was £4,804.8 million. Our senior credit facility comprises a term facility denominated in a combination of pounds sterling, euros and U.S. dollars in aggregate principal amounts of £4,132 million, $628 million and €485 million and a revolving facility of £100 million. At December 31, 2007, the sterling equivalent of £4,804.8 million of the term facility had been drawn and £19.9 million of the revolving credit facility had been utilized for bank guarantees and standby letters of credit.

The senior credit facility bears interest at LIBOR, US LIBOR or EURIBOR plus a margin currently ranging from 1.75% to 2.75% and the applicable cost of complying with any reserve requirement. The margins on £2,337 million of the term loan facilities and on the revolving credit facility ratchet from 1.25% to 2.25% based on leverage ratios. Interest is payable at least semi-annually. Principal repayments in respect of £2,337 million of the term loan facilities are due semi-annually beginning in September 2009 and ending on March 3, 2011, and the remaining term loan facilities are repayable in full on their maturity dates, which range from September 3, 2012 through March 3, 2013. We are also required to make principal repayments out of excess cash flows if certain criteria are met.

The facility is secured through a guarantee from Virgin Media Finance PLC. In addition, the bulk of the facility is secured through guarantees and first priority pledges of the shares and assets of substantially all of our operating subsidiaries and of receivables arising under any intercompany loans to those subsidiaries. We are subject to financial maintenance tests under the facility, including a test of liquidity, coverage and leverage ratios applied to us and certain of our subsidiaries. As of December 31, 2007, we were in compliance with these covenants.

The agreements governing the senior notes and the senior credit facility significantly, and, in some cases, absolutely restrict our ability and the ability of most of our subsidiaries to:

- incur or guarantee additional indebtedness;
- pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations;
- make investments;
- sell assets, including the capital stock of subsidiaries;
- enter into sale and leaseback transactions or certain vendor financing arrangements;
- create liens;
- enter into agreements that restrict the restricted subsidiaries' ability to pay dividends, transfer assets or make intercompany loans;
- merge or consolidate or transfer all or substantially all of our assets; and
- enter into transactions with affiliates.

9. Long Term Debt (Continued)

Long term debt repayments, excluding capital leases as of December 31, 2007, are due as follows (in millions):

Year ended December 31:	
2008	£ 1.8
2009	266.9
2010	1,106.2
2011	966.3
2012	2,218.3
Thereafter	1,617.2
Total debt payments	£6,176.7

On February 4, 2005, we voluntarily prepaid £500 million of principal outstanding under our prior senior credit facility using the proceeds from the sale of our Broadcast operations. On June 14, 2005, and July 14, 2005 we repaid a further £200 million and £23 million, respectively, using the proceeds from the sale of our Ireland operations. On February 13, 2006, we voluntarily prepaid £100 million of principal outstanding.

The convertible unsecured loan notes due 2058 due to affiliates, of which £76.7 million were denominated in pounds sterling and $707.1 million were denominated in U.S. dollars, were redeemed in February 2005.

On March 3, 2006, the full outstanding balance of £1,358.1 million was repaid in respect of our prior senior credit facility, £1,686.9 million was repaid in respect of Telewest's then existing senior credit facilities and £102.0 million was repaid in respect of Virgin Media TV's then existing senior credit facility. Our then existing facility and Telewest's then existing facility were repaid in full utilizing borrowings under the new senior credit facility. The Virgin Media TV facility was repaid from cash on hand.

On September 27, 2006, we made a voluntary prepayment of £120.0 million of our senior credit facility utilizing available cash reserves.

On April 13, 2007, we borrowed £890 million under our senior credit facility which is repayable in 2012, and used £863 million of the net proceeds to repay some of our obligations under our senior credit facility that were originally scheduled to be paid from 2007 to 2011. In April 2007, we also amended our senior credit facility agreement to allow for this £890 million of additional indebtedness, the relaxation of certain financial covenants and additional flexibility to pay increased levels of dividends on Virgin Media's common stock.

On May 15, 2007, we made a mandatory prepayment of £73.6 million on our senior credit facility as a result of cash flow generated in 2006. On December 17, 2007, we made a voluntary prepayment of £200 million utilizing available cash reserves.

10. Derivative Financial Instruments and Hedging Activities

The fair values of our derivative instruments held on our balance sheet were as follows (in millions):

	December 31,	
	2007	2006
Included within other current assets:		
Interest rate swaps	£ 4.1	£ —
Included within other assets:		
Foreign currency forward rate contracts	£ 18.3	£ 16.4
Interest rate swaps	11.2	14.1
Cross-currency interest rate swaps	30.6	1.5
	£ 60.1	£ 32.0
Included within other current liabilities:		
Foreign currency forward rate contracts	£ —	£ 0.1
Interest rate swaps	—	0.4
	£ —	£ 0.5
Included within deferred revenue and other long term liabilities:		
Foreign currency forward rate contracts	£ 67.9	£ 62.0
Interest rate swaps	—	6.7
Cross-currency interest rate swaps	54.4	68.4
	£122.3	£137.1

10. Derivative Financial Instruments and Hedging Activities (Continued)

The gains or losses on derivative instruments recognized through the statement of operations and statement of accumulated other comprehensive income were as follows (in millions):

	December 31,		
	2007	2006	2005
Net settlements (losses) gains included within interest expense:			
Interest rate swaps	£ 11.9	£(24.7)	£(5.1)
Cross-currency interest rate swaps	(16.7)	(5.0)	(4.2)
	£ (4.8)	£(29.7)	£(9.3)
Changes in fair value included within accumulated other comprehensive income:			
Interest rate swaps	£ (0.1)	£ 10.9	£13.1
Cross-currency interest rate swap ineffectiveness	53.9	(60.7)	10.1
	£ 53.8	£(49.8)	£23.2
Changes in fair value included within (losses) gains on derivative instruments:			
Interest rate swap ineffectiveness	£ 8.1	£ 0.8	£ —
Cross-currency interest rate swap ineffectiveness	1.5	(1.5)	—
Derivative instruments not designated as hedges	(12.1)	2.0	0.9
	£ (2.5)	£ 1.3	£ 0.9
Changes in fair value included within foreign currency transaction gains (losses):			
Cross-currency interest rate swaps	£ 0.2	£ (4.1)	£ —
Foreign currency forward rate contracts	(4.0)	(72.0)	62.8
	£ (3.8)	£(76.1)	£62.8

During 2006 we entered into a number of interest rate swaps to fix at least two-thirds of the interest payments on our current financing arrangements. On October 2, 2005, we and Virgin Media entered into an agreement with several financial institutions to provide financing in connection with the merger agreement with Telewest. As a result of this agreement, we discontinued the hedge designation on October 2, 2005 for the interest rate swaps with notional amounts totaling £2,315 million, $545 million and €251 million related to the interest payments on the then outstanding senior debt facilities. Net unrealized losses of £9.1 million, which had been included in other comprehensive income at September 30, 2005, were reclassified to earnings and net unrealized gains of £6.7 million and £2.0 million were taken directly to earnings in the final quarter of 2005 and year ended December 31, 2006, respectively. These instruments expire on dates between April 2007 and December 2013 and have not been re-designated as hedges for accounting purposes.

Interest Rate Swaps—Hedging of Interest Rate Sensitive Obligations

As of December 31, 2007, we have outstanding interest rate swap agreements to manage the exposure to variability in future cash flows on the interest payments associated with £3,184 million of our outstanding senior credit facility, which accrue at variable rates based on LIBOR. The interest rate swaps allow us to receive interest based on three and six month LIBOR in exchange for payments of

10. Derivative Financial Instruments and Hedging Activities (Continued)

interest at fixed rates between 4.68% and 5.38%. All of the interest rate swaps entered into as part of our current financing arrangements became effective during 2006 and mature in April 2009.

We have designated all of the interest rate swaps entered into as part of our current financing arrangements as cash flow hedges under FAS 133 because they are highly effective hedges against changes in the amount of future cash flows attributable to changes in LIBOR. Certain interest rate swaps originally entered into under our previous financing arrangements are not designated as hedges under FAS 133. Changes in the fair value of these contracts are recognized through gains (losses) on derivative instruments in our statement of operations.

Cross-Currency Interest Rate Swaps—Hedging the Interest Payments of Senior Notes and Senior Credit Facility

As of December 31, 2007, we have outstanding cross-currency interest rate swaps with principal amounts of $1,625 million and €725 million. We currently hedge the pound sterling value of interest payments on the U.S. dollar denominated 8.75% senior notes due 2014, interest payments on our U.S. dollar denominated 9.125% senior notes due 2016 and interest payments on our euro denominated 8.75% senior notes due 2014. Under these cross-currency swaps, we receive interest in U.S. dollars at a fixed rate of 8.75% for the 2014 senior notes and 9.125% for the 2016 senior notes. We also receive euros at a fixed rate of 8.75% for the 2014 senior notes. In exchange we make payments of interest in pound sterling at fixed rates of 9.42% for the U.S. dollar denominated senior notes due 2014, 8.54% for the U.S. dollar denominated senior notes due 2016 and 10.26% for the euro denominated senior notes due 2014.

We have designated principal amounts totaling $975 million and €225 million of these cross-currency interest rate swaps as cash flow hedges under FAS 133 because they hedge the changes in the pound sterling value of the interest payments on our U.S. dollar and euro denominated senior notes, that result from changes in the U.S. dollar, euro and pound sterling exchange rates. Certain cross-currency interest rate swaps entered into under our previous and current financing arrangements are no longer designated as hedges under FAS 133 but continue to mitigate our exposure to interest rate risk and foreign exchange rate risks. Changes in the fair value of these contracts are recognized through gains (losses) on derivative instruments in our statement of operations.

Foreign Currency Forward Rate Contracts—Hedging the Principal Obligations of the U.S. Dollar Senior Notes

As of December 31, 2007, we have outstanding foreign currency forward rate contracts to purchase $425 million, maturing in April 2009. These contracts economically hedge changes in the pound sterling value of the U.S. dollar denominated principal obligation of the 8.75% senior notes due 2014 caused by changes in the U.S. dollar and pound sterling exchange rates.

These foreign currency forward rate contracts have not been designated as accounting hedges under FAS 133. As such, the contracts are carried at fair value on our balance sheet with changes in the fair value recognized immediately in the statement of operations. The foreign currency forward rate contracts do not subject us to material volatility in our earnings and cash flows because changes in the fair value partially mitigate the gains or losses on the translation of our U.S. dollar denominated debt into our functional currency pound sterling in accordance with FAS 52, *Foreign Currency Translation*. Changes in fair value of these contracts are reported within foreign currency transaction gains (losses).

10. Derivative Financial Instruments and Hedging Activities (Continued)

The principal obligations under the $550 million 9.125% senior notes due 2016, the €225 million senior notes due 2014 and the $628 million and €485 million principal obligations under the senior credit facility are hedged with cross-currency interest rate swaps.

11. Fair Values of Financial Instruments

In estimating the fair value of our financial instruments, we used the following methods and assumptions:

Cash and cash equivalents, and restricted cash: The carrying amounts reported in the consolidated balance sheets approximate fair value due to the short maturity and nature of these financial instruments.

Long term debt: The carrying amount of the senior credit facility approximates its fair value due to the fact that this debt instrument pays a floating rate of interest based upon market rates that are reset semi-annually. The fair values of our other debt in the following table are based on the quoted market prices.

The carrying amounts and fair values of our long term debt are as follows (in millions):

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
8.75% U.S. dollar loan notes due 2014 to Virgin Media Finance PLC	£214.2	£221.0	£217.0	£226.7
9.75% Sterling loan notes due 2014 to Virgin Media Finance PLC	375.0	358.6	375.0	398.6
8.75% Euro loan notes due 2014 to Virgin Media Finance PLC	165.6	157.6	151.6	173.2
9.125% U.S. dollar senior notes due 2016 to Virgin Media Finance PLC	277.2	283.7	280.8	295.9
Floating rate loan notes due 2012 to Virgin Media Finance PLC	50.4	50.4	51.1	51.1
Other loan notes due to affiliates	284.7	284.7	277.6	277.6

12. Employee Benefit Plans

Defined Benefit Plans

Certain of our subsidiaries operate defined benefit pension plans in the U.K. The assets of the plans are held separately from those of ourselves and are invested in specialized portfolios under the management of investment groups. The pension cost is calculated using the projected unit method. Our policy is to fund amounts to the defined benefit plans necessary to comply with the funding requirements as prescribed by the laws and regulations in the U.K. Our defined benefit pension plans use a measurement date of December 31.

12. Employee Benefit Plans (Continued)

We adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, or FAS 158, as of December 31, 2006. The table below summarizes the incremental effects of the FAS 158 adoption on the individual line items in our balance sheet at December 31, 2006 (in millions):

	Pre FAS 158 Adoption	FAS 158 Adjustment	Post FAS 158 Adoption
Deferred revenue and other long term liabilities	£32.3	£9.4	£41.7
Accumulated other comprehensive income	10.6	9.4	20.0

Obligations and Funded Status

In June 2007, Virgin Media effected a merger of two of our defined benefit plans with a smaller plan in respect of NTL Glasgow, a wholly owned subsidiary of Virgin Media but not a subsidiary of ours (the merged plan). The merger of these plans was subject to the approval of the trustees and, as a condition of trustee approval, Virgin Media agreed to make a specific one-time contribution of £4.5 million. Following the merger, we have two defined benefit plans, the merged plan and the main plan, and the information set out in the following tables and disclosure includes amounts in respect of these two plans in total since substantially all of the plan assets and obligations relate to our current and former employees.

The change in projected benefit obligation was as follows (in millions):

	Year ended December 31,	
	2007	2006
Benefit obligation at beginning of year	£336.9	£331.0
Service cost	2.4	2.5
Interest cost	16.7	15.7
Members' contributions	0.4	0.6
Transfer of liability	2.9	—
Actuarial (gains) losses	(24.5)	(5.4)
Benefits paid	(11.1)	(8.5)
Plan settlements	0.2	1.0
Benefit obligation at end of year	£323.9	£336.9

12. Employee Benefit Plans (Continued)

The change in plan assets was as follows (in millions):

	Year ended December 31,	
	2007	2006
Fair value of plan assets at beginning of year	£296.0	£284.5
Actual return on plan assets	14.3	17.5
Employer contributions	16.9	1.9
Employee contributions	0.4	0.6
Transfer of assets	2.1	—
Benefits paid	(11.1)	(8.5)
Fair value of plan assets at end of year	£318.6	£296.0

The funded status as of December 31, 2007 and 2006 were as follows (in millions):

	Year ended December 31,	
	2007	2006
Projected benefit obligation	£323.9	£339.8
Plan assets	318.6	298.1
Funded status	(5.3)	(41.7)
Current liability	—	—
Non-current liability	£ (5.3)	£(41.7)

The accumulated benefit obligation for all defined benefit plans was £314.1 million and £330.3 million at December 31, 2007 and 2006, respectively.

Amount included in other comprehensive income:

The amount included in other comprehensive income for the years ended December 31, 2007 and 2006 consisted of (in millions):

	Year ended December 31,	
	2007	2006
Actuarial gain recognized in other comprehensive income	£(19.8)	£(6.5)
Prior year service cost recognized in other comprehensive income	—	—
Less actuarial loss recognized	—	(1.1)
Less prior year service cost recognized	—	—
Less transitional obligation recognized	—	—
Amount included in other comprehensive income	£(19.8)	£(7.6)

12. Employee Benefit Plans (Continued)

The following table presents the amounts recognized in accumulated other comprehensive income as at December 31, 2007 and 2006 that have not yet been recognized as components of net periodic benefit cost (in millions):

	Year ended December 31, 2007	Year ended December 31, 2006
Net actuarial loss	£0.2	£10.5
Net prior year service cost	—	0.1
Net transition obligation	—	—
Adjustment to initially adopt FAS 158	—	9.4
Amount included in accumulated other comprehensive income	£0.2	£20.0

None of these amounts are expected to be recognized in the net periodic benefit cost in 2008.

The following table presents information for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	December 31, 2007	December 31, 2006
Accumulated benefit obligation	£—	£330.3
Fair value of plan assets	—	298.1

The following table presents information for pension plans with a projected benefit obligation in excess of plan assets (in millions):

	December 31, 2007	December 31, 2006
Projected benefit obligation	£323.9	£336.9
Fair value of plan assets	318.6	296.0

The components of net periodic benefit costs were as follows (in millions):

	Year ended December 31, 2007	2006	2005
Service cost	£ 2.4	£ 2.5	£ 2.6
Interest cost	16.7	15.7	14.4
Expected return on plan assets	(19.0)	(16.7)	(15.0)
Recognized actuarial loss	—	1.1	—
Plan settlements	0.2	1.0	0.6
Total net periodic benefit cost	£ 0.3	£ 3.6	£ 2.6

As a result of the sale of our Broadcast operations on January 31, 2005, we have retained the earned pension and other post-retirement benefits liabilities related to certain employees of the Broadcast operations. Accordingly, the information disclosed in the tables above includes amounts relating to liabilities of these employees.

12. Employee Benefit Plans (Continued)

Assumptions

The weighted-average assumptions used to determine benefit obligations were as follows:

	December 31,	
	2007	2006
Discount rate	5.75%	5.00%
Rate of compensation increase	3.50%	3.25%

The weighted-average assumptions used to determine net periodic benefit costs were as follows:

	December 31,	
	2007	2006
Discount rate	5.00%	4.75%
Expected long term rate of return on plan assets	6.57%	6.28%
Rate of compensation increase	3.25%	3.25%

Where investments are held in bonds and cash, the expected long term rate of return is taken to be yields generally prevailing on such assets at the measurement date. The higher rate of return is expected on equity investments, which is based on future expectations of returns. The overall expected long term rate of return on plan assets is then the average of these rates taking into account the underlying asset portfolios of the pension plans.

Plan Assets

Our pension plan weighted-average asset allocations at December 31, 2007 and 2006 by asset category were as follows:

	December 31,	
	2007	2006
Asset Category		
Equity Securities	50.8%	51.2%
Debt Securities	43.5%	43.5%
Real Estate	2.1%	2.3%
Other	3.6%	3.0%
Total	100.0%	100.0%

The trustees of the main defined benefit pension plan, which makes up 83% of the assets of our two defined benefit pension plans, have in place an agreement with the investment managers that targets an allocation of 50% equities and property and 50% bonds and cash at December 31, 2007. Relatively small deviations from these central targets are permitted from time to time due to market movements and the discretion of the fund manager based on his tactical views. As all our defined benefit pension plans are now closed to new entrants, the investment strategy will move towards a higher proportion of bonds over time to reflect the steadily maturing profile of liabilities and the improvement in the funding position.

12. Employee Benefit Plans (Continued)

There were no directly owned shares of Virgin Media's common stock included in the equity securities at December 31, 2007 or 2006.

Cash Flows

We expect to contribute a total of £13.5 million to our defined benefit pension plans during 2008.

Estimated Future Benefit Payments

The benefits expected to be paid out of the pension plans in total are set out below for each of the next five years and the following five years in aggregate. The benefits expected to be paid are based on the same assumptions used to measure our benefit obligation at December 31, 2007 and include estimated future employee services (in millions):

	Pension Benefits
2008	£12.0
2009	13.0
2010	14.1
2011	15.3
2012	16.6
Years 2013–2017	106.3

Defined Contribution Pension Plans

Our subsidiaries operate defined contribution pension plans in the U.K. The total expense in relation to these plans was £15.3 million, £12.4 million and £9.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

13. Other Charges Including Restructuring Charges

Other charges in 2007 and 2006 of £27.2 million and £62.2 million, respectively, related mainly to employee termination and lease exit costs as a result of our acquisition-related restructuring programs. Other charges in 2005 of £23.7 million related mainly to changes in cash flow estimates with respect to lease exit costs in connection with properties that had been vacated during our historical restructuring activities. On April 7, 2004, we announced the consolidation over 18 months of our 13 U.K. customer service call centers into three equipped to handle anticipated expansion of our customer base. Following an internal review, three specialist call centers were retained and are supported by four sales and customer support sites, located throughout the U.K. As part of the consolidation, we made additional investments in technology and training in order to streamline processes and generate efficiencies. This program was completed as of December 31, 2005 at a total cost of £23.7 million.

13. Other Charges Including Restructuring Charges (Continued)

The following tables summarize our historical restructuring accruals incurred and utilized in 2005, 2006 and 2007, and the restructuring accruals resulting from the acquisitions during 2006 (in millions):

Historical Restructuring Accruals	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Agreement Modifications	Other	Total
Balance, December 31, 2004	£ 1.6	£ 26.8	£ 0.1	£ —	£ 28.5
Revisions	—	—	(0.1)	(0.1)	(0.2)
Charged to expense	0.8	23.0	—	0.1	23.9
Utilized	(2.4)	(7.3)	—	—	(9.7)
Balance, December 31, 2005	—	42.5	—	—	42.5
Revisions	—	—	—	—	—
Charged to expense	—	3.7	—	—	3.7
Utilized	—	(5.5)	—	—	(5.5)
Balance, December 31, 2006	—	40.7	—	—	40.7
Revisions	—	(0.1)	—	—	(0.1)
Charged to expense	—	3.4	—	—	3.4
Utilized	—	(10.0)	—	—	(10.0)
Balance, December 31, 2007	£ —	£ 34.0	£ —	£ —	£ 34.0

Acquisition Restructuring Accruals	Involuntary Employee Termination and Related Costs	Lease Exit Costs	Agreement Modifications	Other	Total
Balance, December 31, 2005	£ —	£ —	£ —	£ —	£ —
Accruals resulting from business acquisition recognized under EITF 95-3	43.2	45.9	—	—	89.1
Charged to expense	37.4	21.2	—	—	58.6
Utilized	(60.2)	(3.7)	—	—	(63.9)
Balance, December 31, 2006	20.4	63.4	—	—	83.8
Amendments offset against goodwill	—	(11.3)	—	—	(11.3)
Revisions	—	(7.8)	—	—	(7.8)
Charged to expense	26.4	5.3	—	—	31.7
Utilized	(34.9)	(10.7)	—	—	(45.6)
Balance, December 31, 2007	£ 11.9	£ 38.9	£ —	£ —	£ 50.8

14. Income Taxes

The expense (benefit) for income taxes consists of the following (in millions):

	Year ended December 31,		
	2007	2006	2005
Current:			
U.K. taxes	£(4.9)	£(1.8)	£ —
Total current	£(4.9)	£(1.8)	£ —
Deferred:			
U.K. taxes	—	—	—
U.S. taxes	5.5	—	—
Total deferred	£ 5.5	£ —	£ —
Total	£ 0.6	£(1.8)	£ —

There are significant current year losses in the U.K. The tax benefit relates to amounts receivable in respect of the sale of U.K. tax losses to an equity method investee. The 2007 federal deferred tax expense largely relates to holding an equity method investment.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets are as follows (in millions):

	December 31,	
	2007	2006
Deferred tax liabilities:		
Intangibles	£ 221.3	£ 259.1
Equity investments	81.0	77.0
Total deferred tax liabilities	302.3	336.1
Deferred tax assets:		
Net operating losses	886.1	1,044.9
Capital losses	3,410.4	3,654.0
Depreciation and amortization	2,069.8	1,967.7
Accrued expenses	16.6	16.3
Capitalized costs and other	216.1	119.9
Total deferred tax assets	6,599.0	6,802.8
Valuation allowance for deferred tax assets	(6,377.7)	(6,543.7)
Net deferred tax assets	221.3	259.1
Net deferred tax liabilities	£ 81.0	£ 77.0

The U.K. enacted changes in tax legislation in July 2007 that will impact our future U.K. tax position. These changes include a reduction in the rate of taxation from 30% to 28%. Accordingly the deferred tax position set out above has been calculated at 28% for 2007 (2006 30%) to the extent that it relates to U.K. deferred tax assets and liabilities.

14. Income Taxes (Continued)

A valuation allowance is recorded to reduce the deferred tax asset to an amount that is more likely than not to be realized. To the extent that the portion of the valuation allowance that existed at January 10, 2003 is reduced, the benefit would reduce excess reorganization value, then reduce other intangible assets existing at that date, then be credited to paid in capital. The majority of the valuation allowance relates to tax attributes that existed at January 10, 2003.

At December 31, 2007 we have U.K. net operating loss carryforwards of £3.1 billion that have no expiration date. Pursuant to U.K. law, these losses are only available to offset income of the separate entity that generated the loss. A portion of the U.K. net operating loss carryforwards relates to dual resident companies, of which the U.S. net operating loss carryforward amount is £1.1 billion. U.S. tax rules will limit our ability to utilize the U.S. losses. We also have U.K. capital loss carryforwards of £12.1 billion that have no expiration date. However, we do not expect to realize any significant benefit from these capital losses, which can only be used to the extent we generate U.K. taxable capital gain income in the future from assets held by former NTL companies.

At December 31, 2007, we had fixed assets on which future U.K. tax deductions can be claimed of £12.7 billion. With effect from April 1, 2008 the maximum amount that can be claimed in any one year is 20% of the remaining balance, after additions, disposals and prior claims (previously 25%).

The reconciliation of income taxes computed at U.K. statutory rates to income tax expense (benefit) is as follows (in millions):

	Year ended December 31,		
	2007	2006	2005
Benefit at U.K. statutory rate (30%)	£(140.0)	£(103.0)	£(69.6)
Add:			
Permanent book-tax differences	6.3	6.4	7.6
Foreign losses with no benefit	134.3	94.8	62.0
	£ 0.6	£ (1.8)	£ —

Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109*, or FIN 48. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. The adoption did not result in a cumulative effect adjustment and did not have a material effect on our consolidated financial statements.

14. Income Taxes (Continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	£ 3.3
Additions based on tax positions related to the current year	—
Additions for tax provisions of prior years	—
Reductions for tax provisions of prior years	(2.2)
Reductions for lapse of applicable statute of limitation	—
Settlements	—
Balance at December 31, 2007	£ 1.1

The total amount of unrecognized tax benefits as of December 31, 2007 and January 1, 2007 was £1.1 million and £3.3 million, respectively. If subsequently recognized, these would not impact the effective tax rate, but would reduce goodwill. During 2007, we recognized £2.2 million of previously unrecognized tax benefits due to a change in facts and circumstances. This had no impact on the effective tax rate, as it affected goodwill. We do not expect that the amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. We accrued interest in respect of unrecognized tax benefits of £0.1 million and £0.1 million at December 31, 2007 and January 1, 2007, respectively. There was no interest benefit included in income tax expense for the year ended December 31, 2007.

The statute of limitations is open for the years 2004 to 2007 in the U.S. and 2004 to 2007 in the U.K., our major tax jurisdictions.

At each period end, it is necessary for us to make certain estimates and assumptions to compute the provision for income taxes including, but not limited to the expected operating income (or loss) for the year, projections of the proportion of income (or loss) earned and taxed in the U.K. and the extent to which this income (or loss) may also be taxed in the United States, permanent and temporary differences, the likelihood of deferred tax assets being recovered and the outcome of contingent tax risks. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities for uncertain tax positions taken in respect to matters such as business acquisitions and disposals and certain financing transactions including intercompany transactions, amongst others. We accrue a liability when we believe an assessment may be probable and the amount is estimable. In accordance with generally accepted accounting principles, the impact of revisions to these estimates is recorded as income tax expense or benefit in the period in which they become known. Accordingly, the accounting estimates used to compute the provision for income taxes have and will change as new events occur, as more experience is acquired, as additional information is obtained and our tax environment changes.

15. Related Party Transactions

Virgin Media Inc. and its consolidated subsidiaries

We are a wholly-owned subsidiary of Virgin Media. We charge Virgin Media and our other group companies for operating costs and selling, general and administrative expenses incurred by us on their behalf. The following information summarizes our significant related party transactions with Virgin Media and its group companies (in millions):

	Year ended December 31,		
	2007	2006	2005
Operating costs	£ 45.1	£ 47.7	£ 47.3
Selling, general and administrative expenses	59.7	110.2	52.8
	£ 104.8	£ 157.9	£ 100.1

The above recharges are recorded in operating costs and selling, general and administrative expenses and offset the respective costs incurred.

Virgin Enterprises Limited

We have identified Virgin Enterprises Limited as a related party to us. Virgin Entertainment Investment Holdings Limited became a holder of our common stock as a result of our acquisition of Virgin Mobile on July 4, 2006. As of December 31, 2007, Virgin Entertainment Investment Holdings Limited owned 10.5% of Virgin Media Inc.'s common stock (based on SEC filings). Virgin Enterprises Limited is a wholly owned subsidiary of Virgin Entertainment Investment Holdings Ltd. In addition, Gordon McCallum is a member of Virgin Media Inc.'s Board of Directors and is a Director at Virgin Enterprises Limited.

We own and have the right to use registered trademarks, including the exclusive right to use the "Virgin" name and logo in connection with our corporate activities and in connection with the activities of our consumer and a large part of our content businesses under license from Virgin Enterprises Limited. This license with Virgin Enterprises Limited is for a 30-year term and exclusive to us within the U.K. and Ireland. The license entitles us to use the "Virgin" name for the TV, broadband internet, telephone and mobile phone services we provide to our residential customers, as well as the acquisition and branding of sports, movies and other premium television content and the sale of certain communications equipment, such as set top boxes and cable modems. For our content operations, we are entitled to use the "Virgin Media Television" name for the creation, distribution and management of our wholly-owned television channels, and to use the "Virgin" name for our recently launched television channel, Virgin 1. Our license agreement provides for an annual royalty of 0.25% of certain consumer and content revenues, subject to a minimum annual royalty of £8.7 million, except for Virgin 1, where we pay an annual royalty of 0.5% of revenues received by Virgin 1, subject to a minimum of £100,000. As part of the agreement, we have the right to adopt, and have adopted, a company name for our parent, Virgin Media Inc., over which together with the name "Virgin Media", we retain worldwide exclusivity. Under a related agreement, Virgin Enterprises Limited has the right to propose a candidate to fill a seat on Virgin Media Inc.'s Board of Directors. Pursuant to this right, Virgin Enterprises Limited proposed Gordon McCallum who was appointed to Virgin Media Inc.'s Board of Directors. During the year ended December 31, 2007 and the period from July 4, 2006 to December 31, 2006, respectively, we incurred expenses of £8.7 million and £5.8 million for charges in

15. Related Party Transactions (Continued)

respect of brand licensing and promotion of which £4.8 million and £2.5 million was payable at the year end, respectively.

Virgin Retail Limited

We have identified Virgin Retail Limited, an affiliate of Virgin Enterprises Limited, as a related party to us. We had agreements with Virgin Retail Limited in respect to sales of our communications services (such as internet, television, fixed line telephone and mobile telephone services), through the various Virgin Megastores outlets. On September 17, 2007, the Virgin Group sold its interest in Virgin Megastores which therefore ceased to be a related party. We incurred expenses of £2.3 million during the period to September 2007 and £1.8 million during the period from July 4, 2006 to December 31, 2006, for charges in respect to these stores. As part of the agreement, Virgin Retail Limited passed through proceeds on sales of mobile handsets, vouchers and other stock items to us. We recognized revenues totaling £6.5 million during the period from January 1, 2007 to September 17, 2007 and £5.7 million during the period from July 4, 2006 to December 31, 2006. As at December 31, 2006, we had £1.2 million payable to and £2.2 million receivable from Virgin Retail Limited.

Other Virgin companies

As a licensee of the "Virgin" brand name, we participate in mutually beneficial activities with other Virgin companies. These arrangements are in the ordinary course of business and believed to be on arm's length terms. We also participate in charitable activities with Virgin Unite, Virgin Group's charitable organization.

UKTV joint ventures

Through our wholly owned subsidiary, Flextech Broadband Limited, we own a 50% equity investment in the UKTV joint venture companies. We have therefore identified the UKTV joint venture companies as related parties to us. We also carry the UKTV channels in our pay-television packages available to our customers.

As at December 31, 2007 and 2006, included in the balance sheet were amounts related to our share of net assets, loans receivable, redeemable preference shares, and other payable and receivables in respect of the UKTV joint ventures totaling £367.7 million and £370.6 million, respectively.

We pay UKTV for purchases of television programming rights and receive payments in respect of advertising and other business support services provided to UKTV. During the year ended December 31, 2007 and the period from June 19, 2006 to December 31, 2006, the net expense recognized in respect to these transactions through the statement of operations totaled £21.4 million and £11.7 million, respectively. These amounts are settled on a net basis at regular intervals.

During the year ended December 31, 2007 and the period from June 19, 2006 to December 31, 2006, we received cash payments from UKTV for loan principal payments, interest, dividends and consortium tax relief totaling £38.3 million and £23.6 million, respectively.

16. Commitments and Contingent Liabilities

At December 31, 2007, we were committed to pay £724.1 million for equipment and services. This amount includes £369.9 million for operations and maintenance contracts and other commitments from

16. Commitments and Contingent Liabilities (Continued)

January 1, 2009 to 2016. The aggregate amount of the fixed and determinable portions of these obligations for the succeeding five fiscal years and thereafter is as follows (in millions):

Year ended December 31:	
2008	£354.2
2009	122.4
2010	80.0
2011	77.8
2012	39.9
Thereafter	49.8
	£724.1

We are involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employee and employee benefits which arise in the ordinary course of our business. In accordance with FASB Statement No. 5, *Accounting for Contingencies*, or FAS 5, we recognize a provision for a liability when management believe that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We believe we have adequate provisions for any such matters. We review these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to legal matters pending against us. Nevertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies, or because of the diversion of management's attention and the creation of significant expenses.

Our banks have provided guarantees in the form of performance bonds on our behalf as part of our contractual obligations. The fair value of the guarantees has been calculated by reference to the monetary value for each performance bond. The amount of commitment expires over the following periods (in millions):

Year ending December 31:	
2008	£ 6.4
2009	9.8
2010	5.5
2011	—
2012	—
Thereafter	9.7
	£31.4

17. Industry Segments

Our reportable segments Cable, Content and Mobile are based on our method of internal reporting. Our primary segment is our Cable segment, which consists of the distribution of television programming to consumers and the provision of broadband and fixed line telephone services to consumers, businesses and public sector organizations on our cable network and, to a lesser extent, off

17. Industry Segments (Continued)

our cable network. We operate a Content segment through our wholly-owned subsidiaries Virgin Media Television Limited, or Virgin Media TV, and sit-up Limited, or sit-up, which supply television programming to the U.K. pay-television broadcasting market including our televised shopping unit sit-up tv, which markets and retails a wide variety of consumer products using an auction-based format. We operate our Mobile segment through our wholly-owned subsidiary Virgin Mobile Holdings (UK) Ltd., which consists of our mobile telephony business. Our segments operate entirely in the U.K. and no one customer represents more than 5% of our overall revenue.

Segment operating income before depreciation, amortization and other charges, which we refer to as Segment OCF, is management's measure of segment profit as permitted under FAS 131, *Disclosures about Segments of an Enterprise and Related Information.* Our management, including our chief executive officer who is our chief operating decision maker, considers Segment OCF as an important indicator of the operational strength and performance of our segments. Segment OCF excludes the impact of certain costs and expenses that do not directly affect our cash flows. Other charges, including restructuring charges, are also excluded from Segment OCF as management believes they are not characteristic of our underlying business operations. The business segments disclosed in the consolidated financial statements are based on this organizational structure and information reviewed by our management to evaluate the business segment results.

Segment information for the years ended December 31, 2007 and 2006 is as follows (in millions):

	Year ended December 31, 2007				
	Cable	Content	Mobile	Elims.	Total
Revenue	£ 3,013.7	£ 348.1	£ 597.6	£ —	£ 3,959.4
Inter segment revenue	4.1	24.4	—	(28.5)	—
Operating costs	(1,151.8)	(287.1)	(370.5)	24.5	(1,784.9)
Selling, general and administrative expenses	(713.2)	(72.9)	(118.4)	4.0	(900.5)
Segment OCF	1,152.8	12.5	108.7	—	1,274.0
Depreciation, amortization and other charges	(1,128.9)	(19.4)	(87.4)	—	(1,235.7)
Operating income (loss)	£ 23.9	£ (6.9)	£ 21.3	£ —	£ 38.3
Identifiable assets	£ 9,081.3	£ 606.2	£ 1,258.3	£ —	£ 10,945.8
Goodwill (included in identifiable assets)	£ 1,277.8	£ 82.7	£ 965.1	£ —	£ 2,325.6

17. Industry Segments (Continued)

	Year ended December 31, 2006				
	Cable	Content	Mobile	Elims.	Total
Revenue	£2,492.6	£ 212.4	£ 292.1	£ —	£ 2,997.1
Inter segment revenue	2.1	11.7	(0.3)	(13.5)	—
Operating costs	(983.0)	(168.3)	(196.6)	19.0	(1,328.9)
Selling, general and administrative expenses	(611.1)	(48.1)	(65.0)	2.7	(721.5)
Segment OCF	900.6	7.7	30.2	8.2	946.7
Depreciation, amortization and other charges	(883.9)	(5.9)	(41.7)	—	(931.5)
Operating income (loss)	£ 16.7	£ 1.8	£ (11.5)	£ 8.2	£ 15.2
Identifiable assets	£9,712.7	£ 634.3	£1,339.3	£ —	£11,686.3
Goodwill (included in identifiable assets)	£1,295.9	£ 85.6	£ 970.2	£ —	£ 2,351.7

In 2005, we did not have any operations in the Content or Mobile segments and all of our operations related to the Cable segment.

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(in millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Acquisitions	Deductions	Balance at End of Period
Year ended December 31, 2007						
Allowance for doubtful accounts . . .	£49.4	£30.3	£—	£ —	£(62.6)(a)	£17.1
Year ended December 31, 2006						
Allowance for doubtful accounts . . .	£39.8	£47.0	£—	£15.5	£(52.9)(b)	£49.4
Year ended December 31, 2005						
Allowance for doubtful accounts . . .	£39.0	£36.1	£—	£ —	£(35.3)(c)	£39.8

(a) Uncollectible accounts written-off, net of recoveries, of £62.6 million.

(b) Uncollectible accounts written-off, net of recoveries, of £52.9 million.

(c) Uncollectible accounts written-off, net of recoveries, of £35.3 million.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN MEDIA INC.

By: /s/ NEIL BERKETT
Neil Berkett
Acting Chief Executive Officer

Date: February 29, 2008

By: /s/ JACQUES KERREST
Jacques Kerrest
Chief Financial Officer

Date: February 29, 2008

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED

By: /s/ NEIL BERKETT
Neil Berkett
Acting Chief Executive Officer

Date: February 29, 2008

By: /s/ JACQUES KERREST
Jacques Kerrest
Chief Financial Officer

Date: February 29, 2008

Exhibit No.	
2.9	Share Sale Agreement relating to ntl Communications (Ireland) Limited and ntl Irish Networks Limited, dated as of May 9, 2005, among ntl Group Limited, ntl Irish Holdings Limited, ntl (Chichester) Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
2.10	Deed of Tax Covenant relating to ntl Communications (Ireland) Limited, ntl Irish Networks Limited and their subsidiaries, dated as of May 9, 2005, among ntl Irish Holdings Limited, ntl (Chichester) Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
2.11	Asset Transfer Agreement, dated as of May 9, 2005, between ntl Group Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
3.1	Second Restated Articles of Incorporation of Virgin Media Inc. (Incorporated by reference to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
3.2	Restated by-laws of Virgin Media Inc. (Incorporated by reference to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
4.1	High Yield Intercreditor Deed among NTL Cable PLC as Issuer, NTL Investment Holdings Limited as Borrower and as High Yield Guarantor, Credit Suisse First Boston as Facility Agent and Bank Group Security Trustee, The Bank of New York as High Yield Trustee, the Senior Lenders named therein, the Intergroup Debtor named therein and the Intergroup Creditor named therein (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on April 20, 2004).
4.2	Group Intercreditor Deed dated 3 March 2006 as amended and restated on 13 June 2006 and 10 July 2006 between, among others, Deutsche Bank AG, London Branch as Facility Agent and Security Trustee and the Seniors Lenders, the Intergroup Debtors and the Intergroup Creditors named therein (excluding schedules) (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on July 13, 2006).
4.3	Barclays Intercreditor Agreement dated 3 March 2006 between, among others, Yorkshire Cable Communications Limited, Sheffield Cable Communications Limited, Yorkshire Cable Properties Limited, Cable London Limited, Barclays Bank PLC and Deutsche Bank AG, London Branch as Security Trustee. (Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
4.4	Registration Rights Agreement, dated as of September 26, 2003, between NTL Incorporated and W.R. Huff Asset Management Co., L.L.C. (Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on September 26, 2003).
4.5	Registration Rights Agreement dated March 25, 2004 among Telewest Global, Inc., and Holders listed on the Signature pages thereto (Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Virgin Media, Inc. as filed with the Securities and Exchange Commission on January 30, 2006).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN MEDIA INC.

By: /s/ NEIL BERKETT
Neil Berkett
Acting Chief Executive Officer

Date: February 29, 2008

By: /s/ JACQUES KERREST
Jacques Kerrest
Chief Financial Officer

Date: February 29, 2008

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED

By: /s/ NEIL BERKETT
Neil Berkett
Acting Chief Executive Officer

Date: February 29, 2008

By: /s/ JACQUES KERREST
Jacques Kerrest
Chief Financial Officer

Date: February 29, 2008

Exhibit No.	
2.9	Share Sale Agreement relating to ntl Communications (Ireland) Limited and ntl Irish Networks Limited, dated as of May 9, 2005, among ntl Group Limited, ntl Irish Holdings Limited, ntl (Chichester) Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
2.10	Deed of Tax Covenant relating to ntl Communications (Ireland) Limited, ntl Irish Networks Limited and their subsidiaries, dated as of May 9, 2005, among ntl Irish Holdings Limited, ntl (Chichester) Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
2.11	Asset Transfer Agreement, dated as of May 9, 2005, between ntl Group Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
3.1	Second Restated Articles of Incorporation of Virgin Media Inc. (Incorporated by reference to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
3.2	Restated by-laws of Virgin Media Inc. (Incorporated by reference to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
4.1	High Yield Intercreditor Deed among NTL Cable PLC as Issuer, NTL Investment Holdings Limited as Borrower and as High Yield Guarantor, Credit Suisse First Boston as Facility Agent and Bank Group Security Trustee, The Bank of New York as High Yield Trustee, the Senior Lenders named therein, the Intergroup Debtor named therein and the Intergroup Creditor named therein (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on April 20, 2004).
4.2	Group Intercreditor Deed dated 3 March 2006 as amended and restated on 13 June 2006 and 10 July 2006 between, among others, Deutsche Bank AG, London Branch as Facility Agent and Security Trustee and the Seniors Lenders, the Intergroup Debtors and the Intergroup Creditors named therein (excluding schedules) (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on July 13, 2006).
4.3	Barclays Intercreditor Agreement dated 3 March 2006 between, among others, Yorkshire Cable Communications Limited, Sheffield Cable Communications Limited, Yorkshire Cable Properties Limited, Cable London Limited, Barclays Bank PLC and Deutsche Bank AG, London Branch as Security Trustee. (Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
4.4	Registration Rights Agreement, dated as of September 26, 2003, between NTL Incorporated and W.R. Huff Asset Management Co., L.L.C. (Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on September 26, 2003).
4.5	Registration Rights Agreement dated March 25, 2004 among Telewest Global, Inc., and Holders listed on the Signature pages thereto (Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Virgin Media, Inc. as filed with the Securities and Exchange Commission on January 30, 2006).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGIN MEDIA INC.

By: /s/ NEIL BERKETT

Neil Berkett
Acting Chief Executive Officer

Date: February 29, 2008

By: /s/ JACQUES KERREST

Jacques Kerrest
Chief Financial Officer

Date: February 29, 2008

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED

By: /s/ NEIL BERKETT

Neil Berkett
Acting Chief Executive Officer

Date: February 29, 2008

By: /s/ JACQUES KERREST

Jacques Kerrest
Chief Financial Officer

Date: February 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

VIRGIN MEDIA INC.

Name	Title	Date
By: /s/ NEIL BERKETT Neil Berkett	Acting Chief Executive Officer *(principal executive officer)*	February 29, 2008
By: /s/ JACQUES KERREST Jacques Kerrest	Chief Financial Officer *(principal financial officer)*	February 29, 2008
By: /s/ ROBERT C. GALE Robert C. Gale	Vice President—Controller *(principal accounting officer)*	February 29, 2008
By: /s/ EDWIN M. BANKS Edwin M. Banks	Director	February 29, 2008
By: /s/ JEFFREY D. BENJAMIN Jeffrey D. Benjamin	Director	February 29, 2008
By: /s/ WILLIAM R. HUFF William R. Huff	Director	February 29, 2008
By: /s/ GORDON D. MCCALLUM Gordon D. McCallum	Director	February 29, 2008
By: /s/ JAMES F. MOONEY James F. Mooney	Director	February 29, 2008
By: /s/ GEORGE R. ZOFFINGER George R. Zoffinger	Director	February 29, 2008

VIRGIN MEDIA INVESTMENT HOLDINGS LIMITED

Name	Title	Date
By: /s/ NEIL BERKETT Neil Berkett	Acting Chief Executive Officer *(principal executive officer)*	February 29, 2008
By: /s/ JACQUES KERREST Jacques Kerrest	Chief Financial Officer *(principal accounting and financial officer)*	February 29, 2008
By: /s/ ROBERT C. GALE Robert C. Gale	Director	February 29, 2008
By: /s/ ROBERT M. MACKENZIE Robert M. Mackenzie	Director	February 29, 2008

EXHIBIT INDEX

Exhibit No.	
2.1	Amended and Restated Agreement and Plan of Merger, dated as of December 14, 2005, among NTL Incorporated, Telewest Global, Inc., Neptune Bridge Borrower LLC and Merger Sub Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on December 20, 2005).
2.2	Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of January 30, 2006, among NTL Incorporated, Telewest Global, Inc., Neptune Bridge Borrower LLC and Merger Sub Inc. (Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Virgin Media Inc. as filed with the Securities and Exchange Commission on January 30, 2006).
2.3	Second Amended Joint Plan of Reorganization Plan of NTL Incorporated and Certain Subsidiaries, dated July 15, 2002 (as subsequently modified) (Incorporated by reference to Exhibit 2.8 of the Registration Statement on Form S-1 of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on February 12, 2003, as amended on June 28, 2003).
2.4	Master Agreement relating to National Transcommunications Limited and NTL Digital Limited among NTL Group Limited, NTL (Chichester) Limited, NTL Digital Ventures Limited, Macquarie U.K. Broadcast Limited and Macquarie U.K. Broadcast Holdings Limited, dated 1 December 2004 (Incorporated by reference to Exhibit 2.10 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on February 3, 2005).
2.5	Deed of Variation to the Master Agreement among NTL Group Limited, NTL (Chichester) Limited, NTL Digital Ventures Limited, Macquarie U.K. Broadcast Limited and Macquarie U.K. Broadcast Holdings Limited, dated 23 December 2004 (Incorporated by reference to Exhibit 2.11 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on February 3, 2005).
2.6	Second Deed of Variation to the Master Agreement among NTL Group Limited, NTL (Chichester) Limited, NTL Digital Ventures Limited, Macquarie U.K. Broadcast Limited and Macquarie U.K. Broadcast Holdings Limited, dated 27 January 2005 (Incorporated by reference to Exhibit 2.12 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on February 3, 2005).
2.7	Third Deed of Variation to the Master Agreement among NTL Group Limited, NTL (Chichester) Limited, NTL Digital Ventures Limited, Macquarie U.K. Broadcast Limited and Macquarie U.K. Broadcast Holdings Limited, dated 31 January 2005 (Incorporated by reference to Exhibit 2.13 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on February 3, 2005).
2.8	Deed of Accession and Adherence to the Master Agreement among NTL Group Limited, NTL (Chichester) Limited, NTL Digital Ventures Limited, Macquarie U.K. Broadcast Limited, Macquarie U.K. Broadcast Holdings Limited and NTL Ventures Limited, dated 27 January 2005 (Incorporated by reference to Exhibit 2.14 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on February 3, 2005).

Exhibit No.	
2.9	Share Sale Agreement relating to ntl Communications (Ireland) Limited and ntl Irish Networks Limited, dated as of May 9, 2005, among ntl Group Limited, ntl Irish Holdings Limited, ntl (Chichester) Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
2.10	Deed of Tax Covenant relating to ntl Communications (Ireland) Limited, ntl Irish Networks Limited and their subsidiaries, dated as of May 9, 2005, among ntl Irish Holdings Limited, ntl (Chichester) Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.2 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
2.11	Asset Transfer Agreement, dated as of May 9, 2005, between ntl Group Limited and MS Irish Cable Holdings B.V. (Incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 10, 2005).
3.1	Second Restated Articles of Incorporation of Virgin Media Inc. (Incorporated by reference to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
3.2	Restated by-laws of Virgin Media Inc. (Incorporated by reference to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
4.1	High Yield Intercreditor Deed among NTL Cable PLC as Issuer, NTL Investment Holdings Limited as Borrower and as High Yield Guarantor, Credit Suisse First Boston as Facility Agent and Bank Group Security Trustee, The Bank of New York as High Yield Trustee, the Senior Lenders named therein, the Intergroup Debtor named therein and the Intergroup Creditor named therein (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on April 20, 2004).
4.2	Group Intercreditor Deed dated 3 March 2006 as amended and restated on 13 June 2006 and 10 July 2006 between, among others, Deutsche Bank AG, London Branch as Facility Agent and Security Trustee and the Seniors Lenders, the Intergroup Debtors and the Intergroup Creditors named therein (excluding schedules) (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on July 13, 2006).
4.3	Barclays Intercreditor Agreement dated 3 March 2006 between, among others, Yorkshire Cable Communications Limited, Sheffield Cable Communications Limited, Yorkshire Cable Properties Limited, Cable London Limited, Barclays Bank PLC and Deutsche Bank AG, London Branch as Security Trustee. (Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
4.4	Registration Rights Agreement, dated as of September 26, 2003, between NTL Incorporated and W.R. Huff Asset Management Co., L.L.C. (Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on September 26, 2003).
4.5	Registration Rights Agreement dated March 25, 2004 among Telewest Global, Inc., and Holders listed on the Signature pages thereto (Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Virgin Media, Inc. as filed with the Securities and Exchange Commission on January 30, 2006).

Exhibit No.	
4.6	Amendment No. 1, dated as of October 2, 2005, to the Rights Agreement, dated as of March 25, 2004, among Telewest Global, Inc. and The Bank of New York, as Rights Agent (Incorporated by reference to the Quarterly Report on Form 10-Q of Virgin Media, Inc. for the three-month period ended September 30, 2005 as filed with the Securities and Exchange Commission on November 10, 2005).
4.7	Amendment No. 2, dated as of March 3, 2006, to the Rights Agreement between Telewest Global, Inc. and The Bank of New York, as Rights Agent (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-A/A of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 6, 2006).
4.8	Series A Warrant Agreement, dated as of January 10, 2003, by and between NTL Incorporated and Continental Stock Transfer & Trust Company, as Warrant Agent (Incorporated by reference to Exhibit 3 to the Registration Statement on Form 8-A of Virgin Media Holdings Inc. filed with the Securities and Exchange Commission on January 10, 2003).
4.9	First Supplemental Warrant Agreement, dated as of March 3, 2006, among NTL Incorporated, NTL Holdings Inc., Bank of New York, as successor Warrant Agent, and Continental Stock and Trust Company, amending the Warrant Agreement, dated as of January 10, 2003, by and between NTL Incorporated and Continental Stock Transfer and Trust Company, as Warrant Agent (Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 6, 2006).
4.10*	Second Supplemental Warrant Agreement, dated as of December 11, 2007, by and between Virgin Media Inc. and The Bank of New York as Warrant Agent.
4.11	Indenture, dated as of April 13, 2004, by and among NTL Cable PLC, the Guarantors listed on the signature pages thereto and the Bank of New York, as Trustee (Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on April 20, 2004).
4.12	Indenture, dated as of July 25, 2006, among NTL Cable PLC, NTL Incorporated, the Intermediate Guarantors (as defined in the Indenture), NTL Investment Holdings Limited, The Bank of New York as trustee and paying agent and The Bank of New York as trustee and paying agent and The Bank of New York (Luxembourg) S.A. as Luxembourg paying agent (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on July 26, 2006).
4.13	First Supplemental Indenture, dated as of October 5, 2006, among NTL Cable PLC, the Guarantors (as defined in the Indenture), and The Bank of New York as trustee (Incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on November 9, 2006).
4.14	Second Supplemental Indenture, dated as of October 30, 2006, among NTL Cable PLC, the Guarantors (as defined in the Indenture), and The Bank of New York as trustee (Incorporated by reference to Exhibit 4.3 the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on November 9, 2006).
4.15	Senior Guarantee, dated as of October 30, 2006, among NTL Holdings Inc., NTL (UK) Group, Inc., NTL Communications Limited, NTL Incorporated, NTL, Telewest LLC and The Bank of New York as trustee (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on October 30, 2006).
10.1*	Form of Non Qualified Stock Option Notice used for grants made in 2003 by Virgin Media Holdings Inc. to its directors.

Exhibit No.	
10.2	Amended and Restated Virgin Media 2004 Stock Incentive Plan (Incorporated by reference to Appendix A to the Proxy Statement of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on April 8, 2004).
10.3*	Form of Non Qualified Stock Option Notice used for grants made by Virgin Media Holdings Inc. under the Amended and Restated Virgin Media 2004 Stock Incentive Plan.
10.4*	Form of Incentive Stock Option Notice used for grants made by Virgin Media Holdings Inc. under the Amended and Restated Virgin Media 2004 Stock Incentive Plan.
10.5	Virgin Media Inc. 2004 Stock Incentive Plan, formerly known as the Telewest Global, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of Virgin Media Inc. as filed with the Securities and Exchange Commission on July 9, 2004).
10.6	Form of Telewest Global, Inc.'s Non Qualified Stock Option Agreement (Incorporated by reference to the Annual Report on Form 10-K of Virgin Media Inc. for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on March 22, 2005).
10.7	General Form of Amendment to Nonqualified Stock Option Agreement (Incorporated by reference to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on October 6, 2005).
10.8	Form of Telewest Global, Inc.'s Amendment to Nonqualified Stock Option Agreement, dated as of December 19, 2005 (Incorporated by reference to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission December 21, 2005).
10.9	Virgin Media Inc. 2006 Stock Incentive Plan as amended and restated as of June 15, 2006 (Incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 9, 2006).
10.10	Form of Non-Qualified Stock Option Notice for UK employees used for grants made under Virgin Media Inc. 2006 Stock Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on November 8, 2007).
10.11	Form of Non-Qualified Stock Option Notice for non-executive directors used for grants made under Virgin Media Inc. 2006 Stock Incentive Plan (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on November 8, 2007).
10.12	Form of Incentive Stock Option Notice used for grants made under Virgin Media Inc. 2006 Stock Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on November 8, 2007).
10.13	Form of Restricted Stock Unit Agreement used for grants made on July 6, 2006 by Virgin Media Inc. to its executive officers pursuant to the 2006-2008 long-term incentive plan (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on July 12, 2006).
10.14	Form of Restricted Stock Unit Agreement used for grants made on May 16, 2007 by Virgin Media Inc. to its executive officers pursuant to the 2007-2009 long-term incentive plan (Incorporated by reference to the Current Report on Form 8-K of Virgin Media Inc. filed with the Securities and Exchange Commission on June 1, 2007).
10.15	Virgin Media Inc. 2007 Bonus Scheme (Incorporated by reference to the Proxy Statement of Virgin Media Inc. as filed with the Securities and Exchange Commission on April 18, 2006).

Exhibit No.	
10.16	Virgin Media 2007 Sharesave Plan (Incorporated by reference to Appendix D to the Proxy Statement of Virgin Media Inc. as filed with the Securities and Exchange Commission on April 13, 2007).
10.17	Amended and Restated Employment Agreement, and form of Restricted Stock Agreement, dated as of July 5, 2006, between NTL Incorporated and James Mooney (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on July 7, 2006).
10.18	Restricted Stock Agreement, dated as of May 6, 2004 between NTL Incorporated and James F. Mooney (Incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on March 16, 2005).
10.19*	Incentive Stock Option Notice from Virgin Media Holdings Inc. to James F. Mooney, dated as of March 28, 2003.
10.20*	Incentive Stock Option Notice from Virgin Media Holdings Inc. to James F. Mooney, dated as of March 28, 2003.
10.21	Amended and Restated Employment Agreement, dated as of May 6, 2004, between NTL Incorporated and Simon Duffy (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 7, 2004).
10.22	Letter Agreement, dated as of December 15, 2005, by and between NTL Incorporated and Simon Duffy (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on December 21, 2005).
10.23	Amendment to Nonqualified Stock Option Agreement, dated as of December 17, 2005, by and between NTL Incorporated and Simon Duffy (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on December 21, 2005).
10.24	Employment Agreement, dated as of December 15, 2005, by and between NTL Incorporated and Stephen A. Burch (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on December 21, 2005).
10.25	Compromise Agreement and Release, dated as of August 21, 2007, between Stephen A. Burch and Virgin Media Inc. (Incorporated by reference to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 21, 2007).
10.26*	Restricted Stock Agreement, dated as of January 16, 2006, between Virgin Media Inc. and Stephen A. Burch.
10.27*	Restricted Stock Agreement, dated as of September 11, 2006, between Virgin Media Inc. and Stephen A. Burch.
10.28	Restricted Stock Agreement, dated as of April 11, 2007, between Virgin Media Inc. and Stephen A. Burch. (Incorporated by reference to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on May 10, 2007).
10.29	Service Agreement between ntl Group Limited and Neil Berkett, dated as of August 11, 2005 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on August 17, 2005).

Exhibit No.	
10.30	Restricted Stock Agreement, dated as of March 16, 2006, between NTL Incorporated and Neil A. Berkett (Incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 9, 2006).
10.31	Employment Agreement, dated as of September 6, 2004, between NTL Incorporated and Jacques Kerrest (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on November 9, 2004).
10.32	Extension Agreement, dated as of December 18, 2007, between Virgin Media Inc. and Jacques Kerrest (Incorporated by reference to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on December 18, 2007).
10.33	Amended and Restated Employment Agreement, dated as of December 8, 2006, between NTL Incorporated and Bryan H. Hall (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on December 14, 2006).
10.34	Form of Restricted Stock Unit Agreement (to be used for Robert Gale and Bryan H. Hall) (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 4, 2005).
10.35	Restricted Stock Agreement, dated as of December 8, 2006, between NTL Incorporated and Bryan H. Hall (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on December 14, 2006).
10.36	Form of Incentive Stock Option Notice (to be used for Bryan H. Hall) (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Virgin Media Holdings Inc. as filed with the Securities and Exchange Commission on May 4, 2005).
10.37	Employment Agreement, dated as of September 18, 2007, between Virgin Media Inc. and Mark Schweitzer (Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on November 8, 2007).
10.38*	Employment Agreement, dated as of February 27, 2008, between Virgin Media Limited and Howard Watson.
10.39*	Restricted Stock Agreement, dated as of September 11, 2006, between Virgin Media Inc. and Howard Watson.
10.40	Employment Agreement, dated as of January 31, 2006, between Malcolm Wall and Telewest Communications Group Limited (Incorporated by reference to the Current Report on Form 8-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on February 7, 2006).
10.41	Restricted Stock Agreement, dated as of May 26, 2006, between NTL Incorporated and Malcolm Wall (Incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 9, 2006).
10.42	Employment Agreement, dated as of March 6, 2000, between Neil R. Smith and Telewest Communications Group Limited, as amended by letter agreement dated September 24, 2002 and letter agreement dated August 25, 2003 (Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 22, 2005).

Exhibit No.	
10.43	Amendment to Employment Agreement, dated as of October 18, 2004, between Neil R. Smith and Telewest Communications Group Limited (Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 22, 2005).
10.44	Compromise Agreement, dated as of February 28, 2007, between Virgin Media Inc., Telewest Communications Group Limited and Neil R. Smith (Incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on May 10, 2007).
10.45	Restricted Stock Agreement, dated as of May 26, 2006, between NTL Incorporated and Neil R. Smith (Incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 9, 2006).
10.46	Terms and Conditions of Employment of Robert Gale, effective January 1, 2002, as amended on October 21, 2005 (Incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 9, 2006).
10.47*	Restricted Stock Agreement, dated as of May 6, 2004, between Virgin Media Inc. and Robert Gale.
10.48*	Letter Agreement between Edwin Banks and Virgin Media Inc., dated December 21, 2007.
10.49*	Letter Agreement between Charles K. Gallagher and Virgin Media Inc., dated December 21, 2007.
10.50	Form of Indemnity Agreement entered into with Directors and Executive Officers, as supplemented by Form of Amendment No. 1A and Form of Amendment 1B (Incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K of Virgin Media Inc. as filed with the Securities and Exchange Commission on March 1, 2007).
10.51	Investment Agreement, dated as of April 13, 2006, between NTL Incorporated and Virgin Entertainment Investment Holdings Limited (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 9, 2006).
10.52	Trade Mark Licence, dated as of April 3, 2006, between Virgin Enterprises Limited and NTL Group Limited (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 9, 2006).
10.53	Amendment Letter No. 1, effective February 8, 2007, to the Trade Mark Licence between Virgin Enterprises Limited and Virgin Media Limited dated April 3, 2006 (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 8, 2007).
10.54	Amendment Letter No. 2, dated as of October 1, 2007, to the Trade Mark Licence between Virgin Enterprises Limited and Virgin Media Limited dated April 3, 2006 (Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on November 8, 2007).
10.55	Letter Agreement, dated as of April 3, 2006, between NTL Incorporated and Virgin Enterprises Limited relating to Virgin Enterprises Limited's right to propose a candidate to serve on the NTL Incorporated board of directors (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Virgin Media Inc. as filed with the Securities and Exchange Commission on August 9, 2006).

Exhibit No.	
10.56	Senior Facilities Agreement, dated March 3, 2006, as amended and restated on May 22, 2006, July 10, 2006, August 10, 2006 and April 4, 2007, between, among others, Virgin Media Inc., certain of its subsidiaries (as Borrowers and/or Guarantors) and Deutsche Bank AG, London Branch, J.P. Morgan Plc, The Royal Bank of Scotland Plc and Goldman Sachs International (as Bookrunners and Mandated Lead Arrangers) (Incorporated by reference to Virgin Media Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007).
12.1*	Computation of Ratio of Earnings to Fixed Charges.
14.1*	Code of Ethics for the registrant and the additional registrant.
21.1*	List of subsidiaries of the registrant.
23.1*	Consent of Ernst & Young LLP for the registrant.
23.2*	Consent of Ernst & Young LLP for the additional registrant.
31.1*	Certification of Chief Executive Officer, pursuant to Rule 13(a)-14(a) and Rule 15d-14(a) of the Exchange Act.
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13(a)-14(a) and Rule 15d-14(a) of the Exchange Act.
32.1*	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.



VIRGIN MEDIA INC.

909 Third Avenue, Suite 2863
New York, New York 10022

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 21, 2008

To Our Stockholders:

The annual meeting of stockholders of Virgin Media Inc. will be held at 10.15 a.m., local time, on Wednesday, May 21, 2008, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP at 375 Park Avenue, New York, New York 10152, 36th Floor, for the following purposes:

1. To elect two Class I directors to hold office until the annual meeting of stockholders that is to be held in 2011 or until their respective successors are duly elected and qualify;
2. To ratify the appointment by the audit committee of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2008; and
3. To transact any other business that may properly be brought before the meeting or any adjournment or postponement of the meeting.

Holders of our common stock as of the close of business on April 3, 2008 will be entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements of the annual meeting. The stock transfer books will not be closed. A list of the stockholders entitled to vote at the meeting will be available at our principal executive offices at 909 Third Avenue, Suite 2863, New York, New York 10022, at least ten days prior to the meeting and will also be available for inspection at the meeting.

In accordance with new rules approved by the Securities and Exchange Commission, we will be sending a Notice of Internet Availability of Proxy Materials ("Notice") to our beneficial stockholders on or about April 11, 2008 and will provide access to our proxy materials over the internet, beginning April 11, 2008. Instructions on how to access the proxy materials over the internet or to request a printed set of the proxy materials are included in the Notice. The purpose of the annual meeting is set forth in the Notice. The proxy materials (including the proxy statement and form of proxy) will be first mailed to our registered stockholders on or about April 11, 2008.

It is important that your shares be represented at the annual meeting. Whether or not you plan to attend the meeting, you are urged to vote by telephone, via the internet or by completing the proxy card in accordance with the instructions stated thereon. You may revoke any proxy given by you at any time prior to exercise of the proxy.

By order of the Board of Directors,

James F. Mooney
Chairman

New York, New York
April 8, 2008

TABLE OF CONTENTS

VIRGIN MEDIA INC.

909 Third Avenue, Suite 2863
New York, New York 10022

PROXY STATEMENT

This proxy statement is being furnished in connection with the solicitation of proxies by our board of directors for use at our annual meeting of stockholders to be held at 10.15 a.m., local time, on Wednesday, May 21, 2008, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP at 375 Park Avenue, New York, New York 10152, 36th Floor, and at any adjournments or postponements of that meeting.

In order to conduct business at the annual meeting, the holders of a majority of our outstanding shares of common stock entitled to vote at the meeting must be present in person or represented by proxy. To ensure a quorum and to avoid expenses and delay, the board of directors urges you to promptly submit your proxy by telephone, via the internet or by completing the proxy card in accordance with the instructions stated thereon.

Holders of our common stock at the close of business on April 3, 2008 will be entitled to vote at the annual meeting and at any adjournments or postponements of the annual meeting. At the close of business on March 31, 2008, we had 328,011,216 shares of our common stock outstanding and entitled to vote at the annual meeting. Each share of our common stock is entitled to one vote.

In accordance with new rules approved by the Securities and Exchange Commission, we will be sending a Notice of Internet Availability of Proxy Materials ("Notice") to our beneficial stockholders on or about April 11, 2008 and will provide access to our proxy materials over the internet, beginning April 11, 2008. Instructions on how to access the proxy materials over the internet or to request a printed set of the proxy materials are included in the Notice. The purpose of the annual meeting is set forth in the Notice. The proxy materials (including the proxy statement and form of proxy) will be first mailed to our registered stockholders on or about April 11, 2008.

Each properly submitted proxy will be voted in accordance with the instructions contained within it. Your proxy is revocable on written instruction from you. You may also revoke your proxy by voting again on a later date by telephone or via the internet or by submitting another properly signed proxy card with a more recent date. Your revocation must be received by the office of the corporate secretary before voting is conducted on the matter with respect to which your proxy is to be exercised. If you attend the annual meeting, you may revoke your proxy by voting in person.

The solicitation of proxies will be by mail, telephone, internet and facsimile. We will pay all expenses of soliciting proxies, including clerical work, printing and postage. We will also reimburse brokers and other persons holding shares in their names or in the names of nominees for their expenses for sending material to principals and obtaining their proxies. The solicitation of proxies may be done by our directors, officers and other employees. We have also retained D.F. King & Co., Inc. to assist in the solicitation of proxies from stockholders for a fee of approximately $7,500, plus reasonable expenses.

Our company was formerly known as NTL Incorporated and, prior to that, as Telewest Global, Inc. On March 3, 2006, Telewest Global, Inc. and NTL Incorporated completed a merger transaction structured as a reverse acquisition by NTL Incorporated (the "Merger"). Upon completion, Telewest Global, Inc. ("Telewest") changed its name to NTL Incorporated ("New NTL"). The old NTL Incorporated, which had become a subsidiary of New NTL, changed its name to NTL Holdings Inc. ("Old NTL"). On February 6, 2007, New NTL changed its name to Virgin Media Inc. ("Virgin Media") and Old NTL changed its name to Virgin Media Holdings Inc. ("Virgin Media Holdings"). In this

proxy statement, references to the Company, "us", "our", "we" and similar words refer to Virgin Media but all historical information prior to the Merger is provided for Old NTL as if Old NTL had been the acquiror.

As a result of the Merger on March 3, 2006, the share capitalization of New NTL (now known as Virgin Media) was changed so that each share of Old NTL was converted into the right to receive 2.5 shares of Virgin Media stock. Each share of Telewest common stock outstanding prior to the merger was reclassified into (i) 0.2875 shares of Virgin Media stock following the Merger and (ii) one share of Telewest redeemable common stock that was automatically redeemed at the time of the Merger for $16.25 in cash. We have adjusted all share, option, exercise price and other historical data contained in this proxy statement to show the figures taking into account the conversion of shares in the Merger.

Unless otherwise noted, all amounts in this proxy statement translated from pounds sterling to U.S. dollars have been translated at a rate of $2.0017 per £1.00, which is the average annual exchange rate for the year ended December 31, 2007 used by the Company in its 2007 audited financial statements.

PROPOSAL 1

ELECTION OF DIRECTORS

Election of Directors Proposal

The first proposal is to elect two directors to hold offices until the annual meeting of stockholders that is to be held in 2011, or until their respective successors are duly elected and qualify.

Board of Directors

Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in number as possible. Directors in each class serve staggered three-year terms. Our Class I Directors are William R. Huff and James F. Mooney and their terms terminate on the date of this year's annual meeting of stockholders. Our Class II Directors are Edwin M. Banks, George R. Zoffinger and Neil A. Berkett and their terms terminate on the date of our 2009 annual meeting of stockholders. Our Class III Directors are Jeffrey D. Benjamin and Gordon D. McCallum and their terms terminate on the date of our 2010 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term. Consistent with our certificate of incorporation, in order to have a more equal number of directors in each class of directors after the resignations of Charles K. Gallagher and David Elstein, on February 6, 2008, Mr. Zoffinger resigned as a Class I Director and was appointed by the board of directors as a Class II Director. Neil A. Berkett was appointed as a Class II Director on April 7, 2008 in connection with his appointment as our chief executive officer.

Messrs. Huff and Mooney, whose terms expire at this annual meeting, are each nominated for re-election at this annual meeting and, if elected, their new terms of office will expire at the annual meeting of stockholders to be held in 2011, or until their successors are elected and qualified. Both nominees have consented to be named in the proxy statement and to serve if elected.

Information regarding the nominees for election at the meeting, including present business experience and business experience during the past five years, follows:

Nominees for Directors for Terms Expiring in 2011

William R. Huff

Mr. Huff, age 58, has been a director since January 10, 2003 and chairs our executive committee and nominating sub-committee. He served as our interim chairman of the board of directors from January to March 2003, when Mr. Mooney became chairman. Mr. Huff is the president of the managing member of W.R. Huff Asset Management Co., L.L.C., an investment management firm. Mr. Huff founded W.R. Huff Asset Management Co., L.L.C. in 1984. W.R. Huff Asset Management's managed accounts and affiliates collectively historically constituted one of our stockholders.

James F. Mooney

Mr. Mooney, age 53, has been a director and chairman of the board of directors since March 2003, and serves on the executive committee. From April 2001 to September 2002, Mr. Mooney was the executive vice president and chief operating officer of Nextel Communications Inc. Prior to joining Nextel, from January 2000 to January 2001, Mr. Mooney was first the chief financial officer, then the chief executive officer and chief operating officer of Tradeout Inc., an asset management firm jointly owned by GE Capital Corp., EBay Inc. and Benchmark Capital. From April 1999 to January 2000, Mr. Mooney was the chief financial officer at Baan Company, a business management software provider that had dual headquarters in Amsterdam and Virginia. From 1980 to March 1999, Mr. Mooney held a number of positions with IBM Corporation, including his last position as the chief financial officer of the Americas. Mr. Mooney is also a director of Sirius Satellite Radio and was the chairman of RCN Corporation, a telecommunications service provider based in the U.S., until December 2007.

Information regarding directors not standing for election at the meeting, including present business experience and business experience during the past five years, follows:

Continuing Directors Whose Terms Expire in 2009

Edwin M. Banks

Mr. Banks, age 45, has been a director since May 7, 2003, chairs our compensation committee, and serves on the executive and audit committees and the nominating sub-committee. Mr. Banks is the founder of Washington Corner Capital Management, L.L.C, an investment management firm. From 1988 to October 2006, Mr. Banks served as a portfolio manager for W.R. Huff Asset Management Co., L.L.C. Mr. Banks is currently a director of CKX, Inc. and CVS/Caremark Corp.

George R. Zoffinger

Mr. Zoffinger, age 60, has been a director since January 10, 2003, chairs our audit committee, and serves on the executive and compensation committees and the nominating sub-committee. From March 2002 until December 2007, he served as the president and chief executive officer of the New Jersey Sports and Exposition Authority. From March 1998 to March 2002, he served as president and chief executive officer of Constellation Capital Corporation, a financial services company. Mr. Zoffinger is currently a director of New Jersey Resources Inc.

Neil A. Berkett

Mr. Berkett, age 52, was appointed as a director by the board on April 7, 2008, and has been our chief executive officer since March 6, 2008. Prior to that, he served as our acting chief executive officer

from August 2007 to March 2008 and as our chief operating officer from September 26, 2005 to August 2007. Prior to joining us, Mr. Berkett was managing director of distribution at Lloyds TSB since 2003. From 2002 to 2003, he was chief operating officer of Prudential Assurance Company Limited. From 1997 to 2002, he was a principal at Marsh Mill Consulting Ltd, and from 1998 to 2002, he was also chief executive of Trek Investco Ltd.

Continuing Directors Whose Terms Expire in 2010

Jeffrey D. Benjamin

Mr. Benjamin, age 46, has been a director since January 10, 2003 and serves on the audit and compensation committees. He is currently a senior advisor to Apollo Management, LP, a private investment fund, and has held that position since September 2002. Mr. Benjamin currently serves on the boards of directors of Exco Resources, Inc. and Harrah's Entertainment, Inc.

Gordon D. McCallum

Mr. McCallum, age 48, has been a director since September 11, 2006. Since September 2005, he has been chief executive officer of Virgin Management, Virgin Group's U.K.-based management services company providing corporate services and general management oversight of Virgin's investment portfolio. From January 1998 to September 2005, Mr. McCallum was group strategy director of Virgin Management and prior to that, he worked for Virgin Management as a freelance consultant.

Executive Officers Who Are Not Directors

A description of our executive officers who are not directors, including present business experience and business experience during the past five years, follows:

Andrew Barron

Mr. Barron, age 42, became our managing director of strategy and corporate development on March 17, 2008. Before he joined us Mr. Barron was chief executive officer of the Viasat broadcasting division of Scandinavian broadcaster MTG from September 2002. From January 2003 to September 2003, he served as chief operating officer of the MTG group. Prior to that, Mr. Barron was chief executive officer of Chello Media, a division of United-PanEurope Communications, from November 1999 to June 2002. Prior to that, Mr. Barron was executive vice president of new media and business development at Walt Disney Europe.

Robert C. Gale

Mr. Gale, age 47, became our vice president—controller on June 17, 2003 and prior to that was the group director of financial control for our U.K. operations since October 2000. Mr. Gale joined us in May 2000 when we acquired the cable operations of Cable & Wireless Communications plc, where he had held a number of senior financial positions since 1998. Prior to that, Mr. Gale was chief financial officer of Comtel, a cable operator subsequently acquired by us, from 1995 to 1997.

Charles K. Gallagher

Mr. Gallagher, age 42, became senior vice president—finance on December 18, 2007. Mr. Gallagher served on our board of directors from August 2003 until December 2007 and was the chairman of our audit committee during that period. From September 2001 to March 2007, Mr. Gallagher was chief financial officer of Viewpointe Archive Services, a joint venture among Bank of America, JP Morgan Chase & Co., U.S. Bancorp, SunTrust Banks, Inc., Wells Fargo and IBM that engages in the imaging and archiving of digital copies of checks.

Bryan H. Hall

Mr. Hall, age 45, became our secretary and general counsel on June 15, 2004. From September 2000 to June 2004, Mr. Hall was a partner in the corporate department of the law firm Fried, Frank, Harris, Shriver & Jacobson LLP in New York, specializing in public and private acquisitions and acquisition financings. Mr. Hall is an attorney licensed to practice in the State of New York.

Mark Schweitzer

Mr. Schweitzer, age 48, became our chief commercial officer on October 1, 2007. Before he joined us, Mr. Schweitzer was chief marketing officer of Sprint Nextel, a wireless communications company, from August 2005 to June 2007. Prior to that, he was senior vice president of marketing of Nextel Communications from April 1997 to August 2005. Mr. Schweitzer has been managing marketing, sales and customer operations functions in the communications industry since 1981, including experience with Time Warner Cable, MCI Communications and McCaw Wireless.

Malcolm R. Wall

Mr. Wall, age 51, became the chief executive officer of our content division on March 3, 2006. Prior to that, he was the chief executive officer of the content division at Telewest since January 31, 2006. Mr. Wall served as chief operating officer at United Business Media plc from 2001 to 2005. Prior to that, he was chief executive officer of United Broadcasting and Entertainment Ltd from 1996 to 2000.

Howard Watson

Mr. Watson, age 45, became our chief technology and information officer on March 3, 2006. Prior to that, Mr. Watson was the managing director of network technology and IT at Telewest where he had a number of key technical and managerial roles since 1993. In 1997, Mr. Watson became managing director—networks at Telewest and led the build and operation of all of Telewest's network including the build of the national network and the digital television and broadband platforms. In 2001, Mr. Watson also became responsible for IT for Telewest.

Independence of Directors

Our board of directors currently consists of seven members. In evaluating directors' independence, the board uses the independence criteria set forth in the Nasdaq Global Select Market listing standards currently applicable to us. The board has surveyed each of our directors and has determined that, Messrs. Banks, Benjamin, Huff and Zoffinger are independent and Messrs. Berkett, McCallum and Mooney are not independent within the meaning of the Nasdaq Global Select Market listing standards. Messrs. Connors, Elstein and Gallagher were considered to be independent while they served on our board of directors in 2007. Messrs. Burch, Huff and Duffy were not considered to be independent while they served on our board of directors in 2007. On February 8, 2008, it was determined by the board that Mr. Huff was an independent director as of January 1, 2008 within the meaning of the Nasdaq Global Select Market listing standards since more than three full calendar years had elapsed since the receipt of a payment by his affiliate in 2004 that had resulted in the previous determination that he was not independent.

Meetings of the Board of Directors

During the year ended December 31, 2007, the board of directors held eight meetings and acted by way of unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware on three occasions. All directors attended, in the aggregate, 75% or more of all

board meetings and of all meetings of committees of which they were a member during the period for which they were a director.

Compensation of Directors

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our board of directors. We reimburse our directors for out-of-pocket expenses related to attending meetings of our board of directors and committees. Our non-employee board members are paid quarterly based on an annual fee of £50,000, which is paid in U.S. dollars (converted at an average exchange rate for the relevant quarter) to our directors who are based in the United States. Our directors who are our employees do not receive additional compensation for their service as a member of our board of directors. The chairman of our audit committee receives an additional fee of $20,000 per year and the chairman of our compensation committee receives an additional fee of $15,000 per year.

As adjusted for the conversion of shares in the Merger, in 2003, we granted each of our non-employee board members who was then in office options to purchase 187,500 shares of our common stock at the time of their election to our board of directors. These director options vested in equal installments on the first three anniversaries of the date of grant and fully vested in 2006. Except in the case of Mr. Gallagher, whose options were granted at an exercise price of $16.00 per share, these options were granted at an exercise price of $6.00 per share. As a result of changes in U.S. federal income tax laws by the adoption of section 409A of the Internal Revenue Code, option holders who held options with exercise prices below the market price at the time of issuance that had not vested prior to January 1, 2005 faced substantial additional tax and penalties. On December 21, 2007, the Company and Mr. Banks agreed to increase the exercise price of his 125,000 options that fell within this category from $6.00 to $7.82 per share to reflect the market price of the Company's common stock at the time of issuance and the Company and Mr. Gallagher agreed to increase the exercise price of his 125,000 options that fell within this category from $16.00 to $17.53 to reflect the market price of the Company's common stock at the time of issuance. As compensation for this adjustment, on March 3, 2008, the Company issued to Mr. Banks 14,996 shares of the Company's common stock with a market value of $227,500 and issued to Mr. Gallagher 12,623 shares of the Company's common stock with a market value of $191,500.

At the March 16, 2006 board meeting, each non-employee board member who was then in office was granted options to purchase an additional 187,500 shares. These options have an exercise price of $29.06 per share and vest in equal installments on the first three anniversaries of the grant date. These options are intended to reward the non-employee directors for the significant time and attention required of them in connection with the integration of the businesses of NTL and Telewest and our other business activities, to encourage them to remain on the board of directors and to provide them with appropriate incentives to increase the value of the Company to its stockholders. The directors who were employees of the Company did not receive these awards. It was agreed at a subsequent board meeting as a matter of policy that new non-employee directors who join the board of directors after that date, but during the three-year vesting period, would be granted a prorated number of options with an exercise price that is the higher of the price on March 16, 2006 and the price on the date of grant, and with the same vesting schedule as the March 16, 2006 grant. Gordon D. McCallum joined the board of directors of the Company on September 11, 2006 and on September 14, 2007, the Company granted Mr. McCallum options to purchase 156,250 shares of the Company's common stock at an exercise price of $29.06 per share. Mr. McCallum advised the Company that he and Virgin Enterprises Limited are parties to an arrangement pursuant to which he holds these options in trust for the benefit of Virgin Enterprises Limited.

Director Summary Compensation Table

The table below summarizes the compensation paid by us to non-employee directors for the fiscal year ended December 31, 2007. *It should be noted in reviewing the table below that the amounts included under the column heading "Option Awards" represent the dollar amounts recognized for financial statement reporting purposes in accordance with FAS 123(R). These amounts do not necessarily reflect the current market value or fair value of these awards. For example, many of the exercise prices of the option awards included below are above the closing share price at December 31, 2007.*

Unless otherwise noted, all amounts in this table paid in pounds sterling have been translated into U.S. dollars at a rate of $2.0017 per £1.00.

Name(1) (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards(2) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation(3) ($) (g)	Total ($) (h)
Edwin M. Banks(4)	115,364	—	506,128	—	—	—	621,492
Jeffrey D. Benjamin	100,364	—	506,128	—	—	—	606,492
William J. Connors(5)	37,016	—	(294,293)	—	—	—	(257,277)
Simon Duffy(6)	42,344	—	—	—	—	19,307	61,651
David Elstein	100,085	—	506,128	—	—	—	606,213
Charles K. Gallagher(7)	119,045	—	506,128	—	—	—	625,173
William R. Huff	100,364	—	506,128	—	—	—	606,492
Gordon D. McCallum(8)	100,085	—	256,072	—	—	—	356,157
George R. Zoffinger	101,683	—	506,128	—	—	—	607,811

(1) Messrs. Burch and Mooney are not included in this table as they were our employees and therefore received no separate compensation for their services as directors and the compensation received by Messrs. Burch and Mooney is shown under the "Summary Compensation Table" in this proxy statement. Messrs. Connors, Duffy, Elstein and Gallagher no longer serve on our board of directors.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments", or FAS 123(R), and therefore may include amounts from awards granted in and prior to 2007. As of December 31, 2007, each director had the following aggregate number of options outstanding: Mr. Banks—375,000; Mr. Benjamin—375,000; Mr. Connors—0; Mr. Duffy—0; Mr. Elstein—187,500; Mr. Gallagher—500,000 (this includes 125,000 options granted to Mr. Gallagher when he joined us as senior vice president—finance on December 18, 2007); Mr. Huff—375,000; Mr. McCallum—156,250; and Mr. Zoffinger—375,000. As compensation for the adjustment of the exercise price of their options, on March 3, 2008, the Company issued to Mr. Banks 14,996 shares of the Company's common stock with a market value of $227,500 and issued to Mr. Gallagher 12,623 shares of the Company's common stock with a market value of $191,500.

(3) The value of all perquisites and personal benefits for each director was less than $10,000 in 2007.

(4) On December 21, 2007, the Company and Mr. Banks agreed to increase the exercise price of the 125,000 options granted to him at the time of his election to our board of directors from $6.00 to $7.82 to reflect the market price of the Company's common stock at the time of issuance. As this repricing involved an increase in the exercise price, there was no incremental fair value recognized in accordance with FAS 123(R).

(5) Mr. Connors' term expired on May 16, 2007. On this date, Mr. Connors' 125,000 unvested options were forfeited.

(6) Mr. Duffy, our former executive vice chairman, left the Company and resigned from the board of directors on January 15, 2007. The amount included under column (b) includes Mr. Duffy's base salary of £500,000 in respect of his employment with the Company pro rata to January 15, 2007. Mr. Duffy's All Other Compensation for the 2007 fiscal year includes $16,681 in pension contributions by the Company and $2,626 in health insurance and income protection benefits.

(7) On December 21, 2007, the Company and Mr. Gallagher agreed to increase the exercise price of the 125,000 options granted to him at the time of his election to our board of directors from $16.00 to $17.53 to reflect the market price of the Company's common stock at the time of issuance. As this repricing involved an increase in the exercise price, there was no incremental fair value recognized in accordance with FAS 123(R).

(8) The grant date fair value of the 156,250 options granted to Mr. McCallum on September 14, 2007 was $560,299.

Staggered Board

Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in number as possible. Directors in each class serve staggered three-year terms. Our Class I Directors are William R. Huff and James F. Mooney and their terms terminate on the date of this year's annual meeting of stockholders. Our Class II Directors are Edwin M. Banks, George R. Zoffinger and Neil A. Berkett and their terms terminate on the date of our 2009 annual meeting of stockholders. Our Class III Directors are Jeffrey D. Benjamin and Gordon D. McCallum and their terms will terminate on the date of our 2010 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term. Consistent with our certificate of incorporation, in order to have a more equal number of directors in each class of directors after the resignations of Charles K. Gallagher and David Elstein, on February 6, 2008, Mr. Zoffinger resigned as a Class I Director and was appointed by the board of directors as a Class II Director. Neil A. Berkett was appointed as a Class II Director on April 7, 2008 in connection with his appointment as our chief executive officer.

Board of Directors Committees

The board of directors has an audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, a compensation committee and an executive committee. Our executive committee has a nominating sub-committee. From time to time the board of directors may establish other committees as it deems necessary.

Audit Committee

The audit committee of the board of directors reviews, acts on and reports to our board of directors with respect to various auditing and accounting matters. The audit committee is directly responsible for the appointment, compensation and oversight of the independent auditors; pre-approves all audit and permissible non-audit services provided by the independent auditors; reviews and approves the Company's financial statements; reviews and evaluates the Company's internal control structure and procedures for financial reporting and disclosure controls and procedures; monitors compliance with the Company's code of ethics; sets procedures for the receipt and treatment of complaints regarding accounting, controls and auditing matters; and retains professional advisors. The current members of the audit committee are George R. Zoffinger, who was appointed as its chairman on December 7,

2007, Edwin M. Banks and Jeffrey D. Benjamin. Mr. Banks was added as a committee member on December 7, 2007. Our former audit committee chairman, Charles K. Gallagher, resigned from the audit committee on December 7, 2007 prior to his appointment as our senior vice president—finance. David Elstein left the audit committee on February 4, 2008 in connection with his resignation from our board of directors. The board of directors has affirmatively determined that Mr. Zoffinger satisfies the definition of "audit committee financial expert" for purposes of the Exchange Act and the Nasdaq Global Select Market listing standards. The members of the audit committee are independent within the meaning of the Nasdaq Global Select Market listing standards currently applicable to us and Rule 10A-3(b)(1) of the Exchange Act. The audit committee held eleven meetings during 2007. Our board of directors has adopted a written charter for the audit committee. A copy of the audit committee charter is attached to this proxy statement as Appendix A.

Compensation Committee

The compensation committee determines the annual compensation for our executive officers. The compensation committee consists of Edwin M. Banks, who is its chairman, Jeffrey D. Benjamin and George R. Zoffinger. Mr. Benjamin was added as a committee member on December 7, 2007. David Elstein left the compensation committee on February 4, 2008 in connection with his resignation from our board of directors. The members of the compensation committee are independent within the meaning of the Nasdaq Global Select Market listing standards. Both prior to and following the Merger, the compensation committee has served as the compensation and option committee under the Virgin Media Inc. 2006 Stock Incentive Plan (which is the former NTL Incorporated 2006 Stock Incentive Plan), the Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan (which is the former NTL Incorporated 2004 Stock Incentive Plan), and the Virgin Media Inc. 2004 Stock Incentive Plan (which is the former Telewest Global, Inc. 2004 Stock Incentive Plan). The compensation committee held ten meetings during 2007 and acted by way of unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware on four occasions. Our board of directors has adopted a written charter for the compensation committee. A copy of the compensation committee charter is attached to this proxy statement as Appendix B.

Executive Committee

The executive committee is responsible for recommending individuals to serve on the board of directors and as our executive officers, advising the board with respect to the board's committees and other structural issues, overseeing our management, approving budgets and recommending other changes in our management, operations, strategy and business. The executive committee consists of William R. Huff, who is its chairman, Edwin M. Banks, James F. Mooney and George R. Zoffinger. On March 15, 2004, we established a sub-committee of the executive committee to serve as the nominating committee and the responsibility for recommending individuals to serve on the board of directors was delegated to the nominating sub-committee. Further information regarding the nominating sub-committee is provided below. The executive committee held three meetings during 2007. The executive committee held one additional meeting in 2007 through a sub-committee.

Nominating Sub-Committee

Our nominating committee is a sub-committee of the executive committee. It consists of all of the members of the executive committee who are independent directors within the meaning of the Nasdaq Global Select Market listing standards. Presently, its members consist of William R. Huff, who is its chairman, Edwin M. Banks and George R. Zoffinger. The nominating sub-committee considers and recommends nominees for election to the board of directors, consistent with the board's criteria for selecting new directors and independence requirements imposed by law and the Nasdaq Global Select Market listing standards. In addition, the nominating sub-committee will review the suitability for

continued service of each existing director when his or her term expires or there is a significant change in his or her status, including his or her outside employment. The nominating sub-committee held one meeting during 2007. Our board of directors has adopted a written charter for the nominating sub-committee. A copy of the nominating sub-committee charter is attached to this proxy statement as Appendix C.

The nominating sub-committee will consider recommendations for director nominees proposed by directors, management or stockholders. Stockholders may recommend nominees by giving timely notice of such recommendation in proper written form to our corporate secretary at Virgin Media Inc., 909 Third Avenue, Suite 2863, New York, New York 10022. You must be one of our stockholders of record on the date you give the notice and on the record date for the determination of stockholders entitled to notice of, and to vote at, the relevant meeting. On occasion, the nominating sub-committee may consider retaining a third party to identify candidates and would, in such circumstances, pay an appropriate fee to the third party for that service. The nominating sub-committee did not engage a third party for that purpose during 2007 or in connection with the nomination of directors for election at this year's annual meeting of stockholders.

In evaluating nominees, the nominating sub-committee will generally consider the current size and composition of the board, including the current number of independent directors and whether there is a vacancy on the board. The nominating sub-committee will also consider the skills and experience of the existing directors and the nominee relative to our business and its needs, the nominee's individual reputation for integrity, honesty and adherence to high ethical standards, the nominee's demonstrated business acumen and ability to exercise sound judgments that relate to our current and long-term objectives, the nominee's ability to act in the interests of all stockholders and the presence or absence of conflicts of interest that would or might impair the nominee's ability to represent the interests of all our stockholders and to fulfill the responsibilities of a director. There is no difference in the evaluation of a nominee recommended by board members, management or stockholders.

Stockholder Nominations

Pursuant to the advance notice requirements set forth in Article II, Section 5 of our by-laws, in the case of a stockholder notice of a nomination of a director at an annual meeting, we will consider the notice timely if we receive such notice not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year's annual meeting, we will consider notices of stockholder proposals to be timely if we receive them not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made, whichever first occurs.

In the case of a stockholder nomination of a director at a special meeting called for the purpose of electing directors, we will consider the notice timely if we receive such notice not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting is first given or made.

The stockholder's notice must in each case set forth as to each person the stockholder proposes to nominate for election as a director:

- the name, age, business address and residence address of the person;
- the principal occupation or employment of the person;
- the class or series and number of shares of our capital stock which are owned beneficially or of record by the person; and

- any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated under the Exchange Act.

As to the stockholder giving the notice, the notice should set forth:

- the name and record address of the stockholder proposing the nomination;
- the class or series and number of shares of our capital stock which are owned beneficially or of record by the stockholder;
- a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by the stockholder;
- a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and
- any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated under the Exchange Act.

The notice must be accompanied by a written consent of each proposed nominee to being named or referred to in our proxy statement as a nominee of the board of directors and to serve as a director if elected. We may require any proposed nominee to furnish other information (which may include meetings to discuss the information) as may reasonably be required by us to determine the eligibility of the proposed nominee to serve as one of our directors.

No person is eligible for election as one of our directors unless he or she has been nominated in accordance with the procedures set forth in Article II, Section 5 of our by-laws and summarized above. An officer of ours presiding at the meeting shall, if the facts warrant, determine and declare to the meeting that the nomination was defective in accordance with the provisions of Article II, Section 5 of our by-laws, and if the officer shall also determine, the officer shall so declare to the meeting that the defective nomination be disregarded.

Compensation Committee Interlocks and Insider Participation

The compensation committee of our board consists of Edwin M. Banks, who is its chairman, Jeffrey D. Benjamin and George R. Zoffinger. David Elstein resigned from our board of directors and its audit and compensation committees on February 4, 2008. None of the members of the compensation committee has, at any time, been an officer or employee of ours and none has any relationship requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company nor has any relationship existed in the past.

Stockholder Communications with the Board of Directors

Stockholders, employees and members of the public generally are encouraged to communicate to management, or directly to any member of the board of directors, any concerns which they may have about us, our management, business activities, practices or conduct, although the board believes that communications regarding auditing matters, our accounting practices, internal controls and compliance with ethical standards are best directed to the chairman of the audit committee.

Communications may be addressed to the board of directors and any individual director or member of management, c/o Virgin Media Inc., 909 Third Avenue, Suite 2863, New York, New York 10022. The identity of persons expressing concerns that are critical of our board of directors, management or us, or that relate to violations of law or ethical standards of conduct, will be treated as confidential except to the extent necessary to evaluate and, if appropriate, investigate and address the questions or concerns raised. There will be no retaliation taken against persons who raise questions or concerns about us lawfully and in good faith.

Code of Ethics

We have adopted a code of ethics for our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Our code of ethics establishes policies to promote honest and ethical conduct and to deter wrongdoing, including policies governing actual or apparent conflicts of interest, compliance with laws and prompt internal reporting for violations.

Our code of ethics is posted on our website at *www.virginmedia.com/investors* under "Corporate Governance". In the event that we amend our code of ethics or grant a waiver from its restrictions to a person covered by the code of ethics, we will provide this information on our website within four business days following the date of the amendment or waiver.

We will provide to any person without charge, upon request, a copy of our code of ethics. Requests should be sent to Richard Williams, Virgin Media Inc.—Director Investor Relations, 909 Third Avenue, Suite 2863, New York, New York 10022, tel: +1 212 906 8447, fax: +1 212 752 1157.

Director Attendance at Annual Meetings of Stockholders

We encourage all of our directors to attend the annual meeting of stockholders. All of our directors attended the annual meeting held in 2007 with the exception of William J. Connors whose term ended on the date of the 2007 annual meeting.

Stockholder Approval

Directors are elected by a plurality of the votes cast by the holders of shares of our common stock present in person or represented by proxy at the annual meeting and entitled to vote. **Unless you indicate otherwise in your proxy, the proxy holders intend to vote the shares they represent "FOR" the election of each of Messrs. Huff and Mooney.** In tabulating the vote, abstentions from voting and broker non-votes will be disregarded and will have no effect on the outcome of the vote.

Recommendation of the Board of Directors

The board of directors recommends that stockholders vote "FOR" the election of each of the nominees to the board of directors.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The second proposal is to ratify the appointment by the audit committee of Ernst & Young LLP as the independent auditors for the fiscal year ending December 31, 2008.

Subject to ratification by the stockholders, the audit committee is reappointing Ernst & Young LLP as independent registered public accounting firm to audit our financial statements for the fiscal year ending December 31, 2008.

Representatives of the firm of Ernst & Young LLP are expected to be available by telephone at the annual meeting and will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Audit Fees

Ernst & Young LLP are our principal accountants. We provide in the table below an analysis of the fees billed to us by Ernst & Young LLP in each of the two years ended December 31, 2006 and December 31, 2007 (in millions). All of these services were pre-approved by the audit committee. *All amounts in this table that originated in pounds sterling in respect of the year ended December 31, 2007 have been translated into U.S. dollars at a rate of $2.0017 per £1.00 and in respect of the year ended December 31, 2006 have been translated at a rate of $1.8429 per £1.00.*

	December 31,	
	2007	2006
	(in millions)	
Audit fees	$ 7.6	$10.9
Audit-Related fees	0.1	0.7
Tax fees	2.7	6.5
All other fees	0.1	—
	$10.5	$18.1

Audit fees. Audit fees represent the aggregate fees incurred for audit services provided to us by Ernst & Young LLP. Audit services included the audit of our annual financial statements included in our Form 10-K, the audit of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, the quarterly review of financial statements included in our Forms 10-Q, the audit of the annual financial statements of Virgin Media Investment Holdings Limited ("VMIH") included in our Form 10-K, the quarterly review of the financial statements of VMIH included in our Forms 10-Q, the audit of the annual financial statements of South Hertfordshire United Kingdom Fund, Ltd. ("South Herts") included in its Form 10-K, the quarterly review of the financial statements of South Herts included in its Forms 10-Q, the statutory audits of the financial statements of our affiliates and subsidiaries as required under the U.K. Companies Act, the provision of reports provided to support statutory declarations made in connection with the U.K. financial assistance rules and services provided in connection with various regulatory filings in connection with the Merger and the acquisition of Virgin Mobile (UK) Holdings plc (the "Acquisition") including the provision of comfort and consent letters.

Audit-Related fees. Audit-Related fees represent the aggregate fees incurred for assurance and related services by Ernst & Young LLP that are related to the audit or review of our financial statements. Audit-Related services included the audit of our pension schemes together with advisory services provided in connection with the Merger and the Acquisition, including due diligence reviews.

Tax fees. Tax fees represent the aggregate fees incurred for professional services rendered by Ernst & Young LLP for tax compliance and tax advice. Tax services included compliance work regarding the preparation and filing of our U.S. tax returns, advice on various employee tax matters and advising on various corporate tax issues, in particular relating to various corporate transactions, including the Merger and the Acquisition and related financing arrangements.

All Other fees. All other fees represent the aggregate fees billed for all other products and services provided by Ernst & Young LLP. For the year ended December 31, 2007, this represented fees in respect of real estate advisory services. There were no such services provided in 2006.

Audit Committee's Pre-approval Policies and Procedures

The Audit Committee's policy on pre-approval requirements for audit and non-audit services provided to us by our independent registered public accounting firm was amended in March 2007 and is summarized as follows:

- Annually, the Audit Committee will agree on the scope and terms, including the fees, of the engagement for the services to be provided by the Auditors as part of the recurring annual audit of the Company ("Annual Audit Services"). The services included as part of the Annual Audit Services include: the audit of the Company's consolidated financial statements and its internal control over financial reporting; the audit of the separate financial statements of South Herts, VMIH and Subsidiaries, Virgin Media Finance PLC and any other subsidiaries or affiliates which may require audits in relation to securities issued or to be issued, including, if required, the audits of their internal control over financial reporting; the review of interim unaudited financial statements of the Company and the separate interim unaudited financial statements of South Herts and VMIH and any other subsidiaries or affiliates which may require reviews in relation to securities issued or to be issued; and the statutory audits of the financial statements of the Company's subsidiaries and affiliates.
- Annually, the Audit Committee will pre-approve, on a category basis, additional audit services, such as correspondence with regulatory agencies, consents to registration statements, comfort letters, and other financial reports required by regulatory bodies ("Additional Audit Services").
- Quarterly, the Audit Committee will pre-approve, on an engagement specific basis, the Audit-Related services, Tax services and Other services for permissible services as set forth in the pre-approval policy, plus any additional categories of Additional Audit Services not included in the annual pre-approval (collectively, inclusive of those additional categories of Additional Audit Services, "Permitted Services") to be provided by the Auditors to the Company in respect of Permitted Services which are expected to commence during the following three months.
- Each request for pre-approval of Permitted Services will be accompanied by an estimate of the related fee although such fee estimate will not represent the maximum fee that may be incurred unless the Audit Committee expressly requests that a limit be imposed in respect of a specific service.
- Between meetings, the Chairman of the Audit Committee has delegated authority to pre-approve Services within the scope of Permitted Services on an ad-hoc basis to meet specific needs with estimated fees of up to £100,000 per engagement. The Chairman will report any such services approved in this manner to the next meeting.
- The Audit Committee will be informed routinely as to the audit and non-audit services actually provided by the Auditors pursuant to this policy, including details of the fees billed for such services.

Stockholder Approval

The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008 will require the affirmative vote of the holders of a majority of our outstanding shares of common stock present at the annual meeting in person or represented by proxy at the annual meeting and entitled to vote. **Unless you indicate otherwise in your proxy, the proxy holders intend to vote the shares they represent "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.** In tabulating the vote, abstentions from voting will be counted and will have the same effect as a vote against the proposal; broker non-votes will be disregarded and will have no effect on the outcome of the vote.

Recommendation of the Board of Directors

The board of directors recommends that stockholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The following discussion and analysis by our compensation committee is intended to provide a basis for understanding the factors influencing the determination of compensation of our named executive officers with respect to the 2007 fiscal year. More specific compensation information and discussion of the terms of our plans can be found in the tables, plan descriptions and other analysis that follow this report.

The current design of the Company's executive compensation programs utilizes a mix of base salary, variable annual bonus, equity-based incentives and other benefits. The Company believes that this design properly motivates its senior executives to perform and to seek to produce strong returns for the Company and its stockholders. In the view of the compensation committee, our current programs and level of compensation are appropriate for purposes of recruiting, retaining and incentivizing the named executive officers, consistent with the Company's compensation philosophy.

Compensation Committee Procedures

In accordance with its charter, the compensation committee has responsibility for establishing, implementing and monitoring adherence to the compensation philosophy set out below, and approving the compensation arrangements for our named executive officers, among others.

The compensation committee considers recommendations from the chief executive officer as to compensation of other named executive officers except for the chairman. The chief executive officer also participates in compensation committee discussions regarding the compensation of those officers. The chief executive officer does not participate in compensation committee discussion of his own or the chairman's compensation. The compensation committee also considers recommendations from the chairman as to executive compensation of other named executive officers. The compensation committee approves the chairman's compensation but receives recommendations from the executive committee (excluding the chairman), including in respect of certain performance objectives and achievements of the chairman relating to his performance-based restricted stock. The compensation committee also reviews information provided by the Company's human resources department.

For the 2007 fiscal year, the compensation committee, together with the Company, retained external advisors, including Deloitte Consulting LLP ("Deloitte"), to provide advice on a variety of compensation matters at its management's request. The advice provided by Deloitte was mainly with regard to named executive officer compensation trends and levels, and the design of the Company's incentive plans. In late 2007, the compensation committee engaged Deloitte to undertake a review of the reward strategy for the organization and expects to receive the results of the analysis in mid-2008.

The Company also consults with its executive search consultants in order to structure compensation packages for new hires at a level required to achieve its recruitment needs while maintaining its philosophical objectives. This information is reviewed by the compensation committee in approving proposed compensation arrangements.

The compensation committee considers all information provided to it by its external advisors, the Company's human resources department and the chief executive officer and/or the chairman, however, it makes the final decision with regard to overall executive compensation strategy and individual executive remuneration having considered all information provided as well as its own collective experience and judgment. It may also, where appropriate, consult with other members of the board of directors.

General Compensation Philosophy

The compensation committee aims to ensure that the Company's compensation program is aligned with its overall business strategy and culture. As a leading entertainment and communications business providing the first "quad-play" offering of television, broadband, fixed line telephone and mobile telephone services in the United Kingdom, the Company's compensation plans and practices are designed to fulfill the following core objectives:

(1) attract and retain talented executives to drive achievement of the Company's business objectives;

(2) provide fair, competitive compensation to the executive officers and other employees based upon their performance and contributions to the Company; and

(3) align the incentives of the executive officers with the interests of stockholders and develop a sense of Company ownership through the use of annual and long-term cash and stock incentives.

1. Attract and Retain Talented Executives

In 2006 and 2007, the Company faced increased competition as more companies began offering "triple-play" television, broadband and fixed line telephony services that competed directly with its product offering. The changing nature of the industry and the intensely competitive marketplace enhanced our need to use more market driven compensation arrangements in order to recruit and retain the right individuals. The following factors remain relevant to the Company's approach in 2007:

- the need to recruit talented, experienced senior executives by attracting them from existing positions in more established, stable organizations, and in some instances, to compensate them for arrangements they were leaving behind; and
- the need to attract a small number of expatriates from the United States to grow the business, given that: (a) the U.S. is a key talent pool for the cable industry because of the longer historical success of cable companies and the subsequent opportunity to develop best practices across the cable industry there; and (b) Virgin Media Inc. is a U.S. public company, with primarily a U.S. investor base, and consequently, its senior executives need to be experienced and comfortable in addressing the relevant U.S. securities law requirements, corporate law issues and the expectations of both its equity and debt holders.

2. Provide Fair, Competitive Compensation Based upon Performance

The Company's incentive compensation programs are designed to measure and reward annual performance and long-term performance. Annual performance targets are included in the annual bonus scheme covering a majority of the Company's employees and provide the primary link between incentive compensation and the Company's business strategy and operational results for the fiscal year. The performance targets under the annual programs are reviewed and established each year based on the Company's business goals and the competitive environment. Long-term performance targets are also included in the equity-based long-term incentive plans. Many of the named executive officers also have performance-based restricted stock awards which vest based on annual or longer term performance targets. These compensation programs and the principal measures used to implement them are described in further detail in the following sections.

3. *Align the Incentives of Executive Officers with the Interests of Stockholders and Develop a Sense of Company Ownership*

Commencing with the restructuring of its legacy companies in 2003-2004, the Company has focused on aligning the incentives of its senior executives with stockholder value creation through compensation packages that are heavily weighted toward non-equity and equity incentive compensation. The compensation committee also believes that it is important that the named executive officers have the opportunity to build a meaningful ownership stake in the Company through restricted stock, restricted stock units and stock options. The issuance of these awards under the incentive plans is intended to align the executives' interests with stockholders' interests by placing this part of the executives' compensation "at risk" for any share price decline that may occur.

The compensation committee believes that structuring executive incentive programs to align with the interests of the stockholders and to develop in the executives a sense of Company ownership should play a significant part in the Company's performance and success. Executive compensation is aligned with the interests of the stockholders by linking incentive compensation performance measures to metrics that are indicators of the Company's financial and operational performance, including for example:

- group operating profit before depreciation, amortization and other charges ("Group OCF");
- group simple cash flow, being Group OCF less fixed asset additions on an accrual basis less cash payments in respect of merger-related redundancies ("Group SCF");
- divisional financial measures, including revenue, gross margin, operating costs, working capital, simple cash flow, capital expenditure and profitability measures;
- customer service measures, including fault rates, customer advocacy, customer satisfaction and net promoter measures;
- average revenue per customer ("ARPU"), or average contribution per customer ("ACPU"); and
- net additions to revenue generating units ("RGUs").

The performance criteria vary depending upon the particular executive in question, but focus on the enhancement of cash flow, and may also include long-term performance criteria.

Elements of Compensation

The Company seeks to achieve its compensation objectives through four core compensation elements:

- base salary;
- variable, annual, performance-based cash bonus;
- periodic grants of long-term equity-based compensation such as stock options, restricted stock units and/or shares of restricted stock; and
- benefits and retirement plans.

These elements are designed to combine to promote the objectives referred to above. The following table illustrates how each element of compensation is related to the Company's objectives:

Compensation Element	Attract	Retain	Reward for Performance Short Term	Reward for Performance Long Term	Alignment with Stockholder Interests
Base salary	X	X			
Performance-based cash bonus	X	X	X		X
Equity-based awards	X	X	X	X	X
Benefits/retirement	X	X			

The combination of base salary, retirement plans and benefits provide a minimum level of compensation to help attract and retain experienced, well-qualified executives. The performance-based cash bonus is designed to reward achievement of annual goals central to the business and creation of stockholder value. For the named executive officers and other senior employees, the Company believes that equity and performance-based compensation relate most directly to the achievement of operational and financial targets, as well as building stockholder value.

We generally review the market competitiveness of our executive officer compensation programs annually and after any major restructuring programs. Where a review shows that the executive compensation programs are not competitive, management may recommend changes to the compensation committee.

The Company's philosophy is to target total compensation (base salary, bonus, equity awards, benefits and retirement plans) above the median of companies similar in size and complexity to help ensure its ability to attract and retain the talent required to achieve its business strategy. The competition for senior executive talent within the technology and telecommunications industry in the U.K. and in the U.S. is high. A named executive officer's experience, performance, specific skill set, or the unique nature of the scope of responsibilities, significantly influences that individual's total compensation.

Base Salary

The objective of base salary is to provide a fixed compensation to an individual reflecting their job responsibilities, experience, value to the organization and demonstrated performance. In reviewing the salary positioning for the named executive officers, the compensation committee considers the Company's profile, which is:

(i) *U.K.-based.* The Company's customers and employees are based in the U.K., with headquarters located in Hook, Hampshire and London. The Company largely competes for talent in the U.K. marketplace, with a need to attract a small number of senior executives from the U.S. (or elsewhere outside of the U.K.), due to their breadth of experience in the cable market or familiarity with the U.S. legal system and financial markets;

(ii) *U.S.-listed.* The Company is incorporated in the U.S., listed on the Nasdaq stock exchange, and subject to the U.S. regulations and corporate governance requirements; and

(iii) *Converging Telecoms Industry.* The Company was the first to offer the "quad-play" bundle of television, broadband, fixed line telephone and mobile telephone services to customers in the U.K. and is one of a very few major consumer telecoms companies in the U.K. It therefore does not have a large pool of executives experienced in its industry to draw from, particularly in the U.K.

The basic salary element of the compensation package, after initially attracting and retaining the executive, is the fixed and guaranteed element of a named executive officer's annual cash compensation, serving as the baseline from which the calculation for other elements are made. Each of the named executive officers is party to a negotiated employment agreement, which provides for a specified or minimum base salary. More detailed descriptions of the non-equity terms of the employment agreements with each of the named executive officers can be found in the section entitled "Summary Compensation Table—Summary of Non-Equity Compensation Terms of Employment Agreements".

Prior to entry into each employment agreement, the compensation committee establishes the base salary by consideration of:

- the Company's overall compensation philosophy;
- the nature of the role and the accountabilities associated with the position;
- the individual's experience, expertise, knowledge, and qualifications;
- the salaries of the Company's other executives;
- market salary ranges; and
- any recommendation from the chief executive officer and/or chairman.

Salary Reviews

The compensation committee annually reviews the base salaries of all the named executive officers in June of each year and any adjustments are at the committee's discretion. Any salary adjustments are usually made effective from July 1st; however, in 2007, the salary adjustments were effective September 1st. The factors considered at any review include, but are not limited to:

- individual performance in the prior year;
- any changes in the level of accountabilities;
- how the executive's salary compares with the salaries of the Company's other executives;
- market salary ranges;
- cost of living and inflation;
- retention considerations; and
- recommendations from the chief executive officer and/or chairman.

The following table details the base salaries of the named executive officers for the 2007 fiscal year as well as any increases made in the 2007 fiscal year:

Name	Salary	Adjusted Salary Effective September 1, 2007
James F. Mooney, chairman	$1,250,000	$1,250,000
Stephen A. Burch, president and chief executive officer to August 21, 2007	$750,000	N/A
Neil A. Berkett, chief operating officer to August 21, 2007, acting chief executive officer to March 6, 2008, chief executive officer from March 6, 2008	£425,000	£425,000
Jacques D. Kerrest, chief financial officer to March 31, 2008	£330,000	£339,900
Bryan H. Hall, general counsel	£320,000	£329,600
Malcolm R. Wall, CEO—content division	£350,000	£360,500

Messrs. Kerrest, Hall and Wall were the only named executive officers in 2007 to benefit from base salary increases. A decision was made by the compensation committee to increase these salaries by three percent, taking into account market factors (including the cost of living and inflation), prior salary changes, individual performance and salary increases across the broader business (which were generally at three percent).

Changes in Named Executive Officers

During 2007, Mr. Burch left the Company, Mr. Berkett was promoted to acting chief executive officer and Mr. Kerrest's employment term was extended. In each case, this had impact upon the affected employee's compensation, as discussed below.

Mr. Burch's employment terminated by mutual agreement on August 21, 2007 and, in connection with the termination, we entered into an agreement with Mr. Burch. Under the agreement and upon the execution of a general release in favor of the Company, Mr. Burch was paid $1.5 million, representing two times his base salary, which is the amount he would have received had his contract been terminated without cause. Mr. Burch also received the right to retain:

- 250,000 vested shares of restricted stock; and
- 250,000 unvested shares of restricted stock of which: 125,000 shares vested on January 15, 2008 and 125,000 vested on March 15, 2008, subject to Mr. Burch not having breached any provision of the agreement entered into upon his termination or the restrictive covenants under his employment agreement.

Mr. Burch forfeited 625,000 unvested shares of restricted stock and all rights thereto and all remaining options and shares. In addition, Mr. Burch is subject to non-competition and non-solicitation covenants that survive for eighteen months following termination of employment.

Mr. Berkett was promoted to acting chief executive officer in August 2007, replacing Mr. Burch. An additional option award was provided to Mr. Berkett; however, the compensation committee did not change Mr. Berkett's base salary or bonus percentage.

The term of Mr. Kerrest's employment agreement was extended in December 2007. In connection with his extension, the committee did not alter his base salary or bonus percentage and did not grant additional options. However, the compensation committee did alter other compensation arrangements as part of the extension, such as amending his severance arrangements.

Variable Annual Bonus

The compensation committee designs an annual incentive bonus program for the named executive officers intended to reward them for achieving specific quantitative and qualitative goals, aligned with driving significant operational performance to increase stockholder value. This is underpinned by the belief that at the higher levels of accountability, the executive officers and senior managers have more direct influence on the achievement of the Company's strategy, and subsequently, the compensation committee believes that a larger proportion of the executive's total compensation should be variable and based upon the Company's performance. The on-target bonus potential is agreed as part of each named executive officer's employment. This is represented as a target percentage of his or her base salary—for our senior executives this ranges from 50% to 100% of base salary depending on the position. For outstanding performance, the executive is entitled to receive up to a cap of double the on-target bonus percentage.

Bonuses are based upon performance by the Company in a given calendar year, but are paid in the March or April following completion of the year-end audit. Therefore, the 2006 bonus was paid in 2007 and the 2007 bonus would have been paid in 2008.

Individual bonus entitlements for the named executive officers for the 2007 fiscal year were as follows:

Name	Bonus Entitlement
James F. Mooney, chairman	100% on-target based on an assumed base salary of $400,000
Stephen A. Burch, president and chief executive officer to August 21, 2007	0–200% of base salary
Neil A. Berkett, chief operating officer to August 21, 2007, acting chief executive officer to March 6, 2008, chief executive officer from March 6, 2008	0–200% of base salary
Jacques D. Kerrest, chief financial officer to March 31, 2008	0–150% of base salary
Bryan H. Hall, general counsel	0–150% of base salary
Malcolm R. Wall, CEO—content division	0–150% of base salary

In 2007, the compensation committee approved the Company's 2007 annual bonus scheme (the "2007 Bonus Scheme") covering the majority of the Company's employees, including the Company's named executive officers. In order for any bonuses to be payable under the 2007 Bonus Scheme, the Company needed to achieve a qualifying performance target of Group OCF for the 2007 fiscal year of £1,335 million (the "Qualifying Gate"). If the Qualifying Gate was achieved, bonuses would be payable according to achievement against various performance targets specific to each of the Company's key operating divisions.

The performance targets were agreed in consultation with management and included a weighted mix of financial and operating metrics for the group and the specific division. Under the 2007 Bonus Scheme, the named executive officers with the exception of Malcolm Wall were included in the Consumer division as this division generates the majority of the Company's revenue. Mr. Wall was included in the Content Executive group, reflecting his specific responsibilities for Virgin Media TV ("VMTV") and Sit-Up. For each measure, the amount to be achieved for on-target performance (the "100% Threshold") was generally equal to the reasonably targeted amount for that measure. In the case of the financial targets, these amounts were seen as aggressive given the competitive pressures facing the Company. A maximum target (the "200% Threshold") was also set for each measure at which the bonus percentage payable is twice the on-target percentage payable. A minimum target (the

"50% Threshold") was also set at which the bonus payable is one-half of the on-target percentage payable. If the 50% Threshold was not achieved for a particular measure, no bonus percentage would be earned in respect of that measure. Percentage payments were structured to rise on a linear basis between the 50% Threshold and the 100% Threshold and between the 100% Threshold and the 200% Threshold. The 200% maximum level represented a serious challenge, particularly given market dynamics.

The Company encountered intense competition during 2007 resulting in falling product prices in the U.K. Given these intense pricing and competitive pressures and other factors, the Qualifying Gate was not achieved. As a result, the named executive officers did not receive a cash bonus under the 2007 Bonus Scheme. Bonus targets were generally achieved in respect of the 2006 Bonus Scheme, and bonuses in the range of 85% to 100% of target were paid to the named executive officers in March 2007.

The performance metrics (with the relative weighting) on which bonus payments would have been based if the Qualifying Gate had been achieved for Messrs. Berkett, Burch, Hall, Kerrest and Mooney for the 2007 fiscal year were as follows: group simple cashflow (40%); consumer customer advocacy (10%); consumer ARPU (20%); consumer blended net RGUs (20%); and consumer fault rate (10%).

The performance metrics (with the relative weighting) on which bonus payments would have been based if the Qualifying Gate had been achieved for Mr. Wall for the 2007 fiscal year were as follows: group simple cashflow (40%); consumer customer advocacy (10%); VMTV (25%) comprised of commercial impacts, total expenditure and total revenue; and Sit-Up (25%) comprised of gross margin, opex and capex, web % of sales and number of warehouse orders for Sit-Up.

In order to retain and motivate employees, the Company recommended, and the compensation committee approved in February 2008, in lieu of the 2007 bonus which was not achieved, a discretionary cash bonus award to a majority of the employees employed by the Company on March 31, 2008. For senior management of the Company (who participate in the Company's long-term incentive plans described below), other than the named executive officers and certain other senior officers, the discretionary cash bonus award was based upon individual performance in 2007. The named executive officers did not receive any discretionary cash payment.

Equity-based Awards

Long-term Incentive Programs

The long-term incentive program is designed to provide periodic awards (generally annually) in the form of stock-based units and/or stock options to management who drive the development and execution of the Company's strategy. The core reasons for providing these awards is to ensure senior managers are delivering value through strong business performance aligned to driving stockholder value, to foster stock ownership and to promote retention.

The compensation committee believes that stock-based units and stock options assist in the attraction, retention and motivation of executives and align the interests of senior executives with those of the stockholders. The long-term incentive program is designed to provide value over time to the senior executives as the price of the Company's common stock increases and the executive remains employed by the Company for the period required for the stock options and stock-based units to vest and become exercisable, thus providing an incentive to remain employed at the Company.

2007 LTIP

The Company provides a rolling long-term incentive plan, first established in 2005 for NTL Incorporated. In 2007, the compensation committee approved the 2007 long-term incentive plan ("2007 LTIP"), the two components of which are:

- grants of restricted stock units with cliff-vesting after three years that are linked to achievement of performance criteria over the three-year period; and
- option grants that vest based solely on time in five equal annual installments.

The options and restricted stock units are each set at a level such that the fair value of the awards at the grant date are equal to 50% of the recipient's annual base salary, giving a total fair value of 100% of base salary. The fair value of the options awarded under the 2007 LTIP is determined using a Black Scholes valuation method and the exercise price is equal to the stock price on the date of grant. The options vest, subject to the participant's continued employment, in twenty percent increments annually on January 1st of each year following the year in which they are granted. The fair value of the restricted stock units awarded under the 2007 LTIP is based on the market value of the Company's common stock as of the date of grant. Participants are entitled to receive an amount of common stock in three years' time, subject to the achievement of performance targets for that three-year period and continued employment with the Company. Equivalent payments may be made in cash rather than common stock at the compensation committee's discretion. The restricted stock units are forfeited if the performance objectives are not achieved or on termination of employment.

For the 2007 LTIP, the performance targets are based on cumulative Group SCF for the three years ending December 31, 2009. Targets are set for the On-target, Maximum and Minimum performance thresholds as follows:

- On-target threshold, for vesting of 100% of the on-target number of shares of common stock (with a grant date fair value of 50% of the participant's salary)
- Except for the 2005 LTIP, a Minimum threshold, for vesting of 50% of the on-target number of shares of common stock (with a grant date fair value of 25% of the participant's salary)
- Except for the 2005 LTIP, a Maximum threshold, for vesting of 200% of the on-target number of shares of common stock (with a grant date fair value of 100% of the participant's salary)

The number of shares of common stock to be issued is structured to rise on a linear basis for performance between the Minimum and On-target thresholds and between the On-target and Maximum thresholds. The maximum number of shares that can vest for each individual is 200% of the on-target amount and no shares will vest if cumulative Group SCF is below the Minimum threshold. The number of restricted stock units granted to the named executive officers under the 2007 LTIP is based on the Maximum threshold being achieved.

All of the named executive officers, except for Mr. Mooney, the chairman, and Mr. Burch, the former chief executive officer, participate in the 2007 LTIP. Mr. Mooney and Mr. Burch were not included in the 2007 LTIP because they are provided with other long-term incentives through restricted stock grants based upon performance. Vesting of Mr. Mooney's 375,000 shares of restricted stock which vest based on the three-year Group SCF performance condition under the 2006 LTIP includes two out of the three years of the three-year Group SCF performance condition under the 2007 LTIP. Mr. Burch had 125,000 shares of restricted stock based on the three-year performance condition under the 2007 LTIP. A summary of the grants made to the named executive officers in 2007 is included in the section entitled "Grants of Plan-Based Awards".

2006 LTIP

In July 2006, the compensation committee approved the 2006 long-term incentive plan (the "2006 LTIP"). The minimum performance targets for the restricted stock units in the first year of the three-year period ending December 31, 2008 were not met and it was unlikely that the original three-year performance criteria for the restricted stock units, which were set prior to the Merger integration and the Acquisition, would be met. In February 2007, the compensation committee approved revised performance criteria taking into account the impact of the Merger integration and the Acquisition. These performance targets are comparable to those in the 2007 LTIP as two of the years are common to both plans. All of the named executive officers, except Messrs. Burch and Mooney, participate in the 2006 LTIP. Although Messrs. Burch and Mooney did not participate in the 2006 LTIP, Mr. Burch had, and Mr. Mooney has, restricted stock grants subject to performance conditions based on the 2006 LTIP.

2005 LTIP

The 2005 long-term incentive plan (the "2005 LTIP") three-year Group SCF target was not achieved and therefore the restricted stock unit element of the 2005 LTIP did not vest. Mr. Hall, the general counsel, was the only named executive officer who was a participant in the 2005 LTIP.

Other Stock Awards

Individual executive restricted stock and stock option awards are based on a number of individual factors such as relative job scope, retention concerns, contribution and performance made during the prior year as well as the number of shares held by the executive officer. The compensation committee may also provide equity awards to serve as a special incentive or linked to the hiring or promotion of an executive. In considering the level of equity award to provide for a new executive, the compensation committee examines the current and future compensation and benefits prospective executives would likely forgo by joining the Company, market compensation for comparable positions as well as internal pay equity. In addition, to balance short-term recruitment needs with the desire to align executive incentives with longer-term stockholder interests, the compensation committee examines the mix between stock options, restricted stock units and restricted stock, some of which are performance-based and some of which vest over time. In considering the level of equity award to provide for an existing executive upon a promotion, the compensation committee reviews the executive's existing equity awards, the awards held by other executives at that level as well as the scope of the new role.

Restricted Stock

The compensation committee has made awards of restricted stock to certain of the named executive officers, including the chairman, the former and current chief executive officers, the general counsel, the chief executive officer of the Content division, as well as certain senior executives who are not named executive officers. The awards to the named executive officers were made in connection with the initial recruitment or renewal of employment. Portions of these awards vest based on time and continuity of service, meaning that if the employee continues to work for the Company as of a certain date, the award vests. Time-based awards were made to Mr. Burch, Mr. Berkett and Mr. Hall. The remainder of the awards vest based on satisfaction of performance criteria, such as achievement of targeted cash flow levels or earnings or similar measures. Performance-based awards were made to Mr. Burch, Mr. Mooney and Mr. Wall. Each of these restricted stock awards is subject to the terms set forth in the relevant employee's employment agreements.

(1) 2006 Performance-Based Restricted Stock Awards

In 2007, the compensation committee reviewed the 2006 performance of Messrs. Mooney, Burch and Wall, as they had performance-based restricted stock awards tied to performance criteria based on the 2006 fiscal year.

- Mr. Mooney had a restricted stock award of 125,000 shares, where the performance criteria was based on a comprehensive list of objectives established by the executive committee and approved by the compensation committee, including for example operational metrics, investor relations activities and strategy development, among others. The compensation committee and the executive committee determined that these objectives had been achieved at a 91% level of performance, and accordingly, 113,750 shares vested and the remainder lapsed.
- Mr. Mooney had a restricted stock award of 125,000 shares, where the performance target was Group SCF for the 2006 fiscal year of £562.4 million, after adjustments, which was achieved. Accordingly, all of the shares vested.
- Mr. Burch had a restricted stock award of 125,000 shares, where the performance criteria was Group SCF for the 2006 fiscal year of £562.4 million, after adjustments, which was achieved. Accordingly, all of the shares vested.
- Mr. Wall had a restricted stock award of 41,666 shares, where the performance criteria was Content division simple cash flow for the 2006 fiscal year. The compensation committee determined that an 80% level of performance was achieved. Accordingly, 33,333 shares vested and the remainder lapsed.

(2) 2007 Performance-Based Restricted Stock Awards

The compensation committee also established the performance conditions for Messrs. Mooney, Burch and Wall, as they had performance-based restricted stock awards tied to performance criteria based on the 2007 fiscal year.

- Mr. Mooney had a restricted stock award of 125,000 shares, where the performance criteria for 2007 was based on a comprehensive list of objectives established by the executive committee and approved by the compensation committee. The compensation committee and the executive committee determined that these objectives had been achieved at a 65% level of performance, and accordingly, 81,250 shares will vest on April 30, 2008 and the remainder lapsed.
- Mr. Mooney had a restricted stock award of 125,000 shares, where the performance target was Group SCF for the 2007 fiscal year of £727.5 million. This objective was not achieved, and accordingly, these shares did not vest.

  The above performance conditions were subject to the discretion of the executive committee and the compensation committee. In 2008, the executive committee and the compensation committee determined that in light of the challenging industry environment and Mr. Mooney's efforts on merger and acquisition projects in the summer of 2007, Mr. Mooney should be afforded an opportunity to recapture the 125,000 shares that, based on Group SCF in 2007, did not vest in 2008. Consequently, the executive committee recommended and the compensation committee determined, that Mr. Mooney would be granted an additional tranche of 125,000 shares of restricted stock, with vesting in 2009 based on achievement of cash flow targets for 2008. As a result, vesting of a total of 250,000 shares in 2009 will be contingent on achievement of cash flow targets for 2008.
- Mr. Burch had a restricted stock award of 125,000 shares vesting in 2008 where the performance criteria was Group SCF for the 2007 fiscal year and another restricted stock award of 125,000 shares vesting in 2010 where the performance criteria was based on the three-year performance

condition under the 2007 LTIP. In August of 2007, Mr. Burch left the Company by mutual agreement and his restricted stock awards were amended, as described above under "Changes in Named Executive Officers". Pursuant to his compromise agreement, Mr. Burch retained 250,000 vested shares and 250,000 unvested shares of restricted stock, subject to certain conditions and forfeited 625,000 unvested shares of restricted stock. The board of directors of the Company approved these amendments.

- Mr. Wall had a restricted stock award of 41,667 shares vesting in 2008 where the performance criteria was Content division SCF for the 2007 fiscal year. As the target was not achieved, Mr. Wall forfeited these shares of restricted stock.

Stock Options

The compensation committee has also awarded stock options to certain of the named executive officers upon commencement of employment with the Company, including the former chief financial officer. These stock options awards vest over either three-year terms or five-year terms, depending upon the individual, and generally are not subject to performance conditions. Because the exercise price of the options is set equal to the market price at the time of grant, there is a built-in incentive to take steps and actions to improve the Company's stock price. While the compensation committee prefers to use a mix of stock-based incentive compensation to align management incentives with the realization of long-term stockholder value, it has made initial stock option awards that vest over time to address the existing packages of senior executive recruits and induce them to join and remain with the Company. In addition, the employee must remain with the Company for the vesting period. In the event of a resignation or a termination of employment, some of the unvested options may lapse, depending upon the circumstances. The Company's expatriate employees have limited term agreements, and accordingly, upon renewal of those terms on some occasions, the Company has granted additional tranches of options to the relevant employee. For example, Mr. Hall received additional stock options upon the renewal of his employment term in 2005.

In 2007, the compensation committee granted stock options to the named executive officers under the 2007 LTIP. Mr. Berkett, the chief operating officer of the Company, was appointed acting chief executive officer of the Company in August 2007. In connection with this appointment, the compensation committee considered appropriate changes to his compensation to reflect the greater responsibilities and liabilities associated with the chief executive officer position and determined to grant Mr. Berkett options to acquire 200,000 shares in two tranches, the first vesting on September 14, 2007 and the second vesting in five equal installments on each of September 10, 2008, 2009, 2010, 2011 and 2012. The exercise price on these options was determined based upon the market price of the Company's common stock on the date of the actual grant, and accordingly, the exercise price was $22.49 per share. At present these options are "out-of-the-money". There were several reasons for splitting the option grants into two tranches, including the desire to make an immediate reward where the value would be tied to performance of the Company's common stock and a longer term vesting award to incentivize Mr. Berkett to remain in the employ of the Company.

Change in Control and Severance Benefits

The Company's change in control and severance benefits are designed to attract and retain executive talent and to promote stability and continuity of senior management during times of transition and change. Information regarding applicable payments under individual agreements for the named executive officers is provided under the heading "Potential Payments Upon Termination or Change of Control—Severance and Change in Control Benefits Provided Pursuant to Employment Agreements".

The rationale for the Company agreeing to include such provisions within its executive employment agreements is because the Company believes that this will ensure that its named executive officers are incentivized to achieve the greatest possible return for the Company's stockholders, including through a potential change in control transaction, irrespective of a loss of their own position in connection with such a transaction. The compensation committee also considers that these provisions aid in the retention of the Company's executive officers as it affords them protections and benefits similar to executives at other companies. The employment agreements with the named executive officers provide severance payments and other benefits in an amount the compensation committee believes is appropriate, taking into account the time it is expected to take a separated employee to find alternative employment, as well as market practice in the U.S. and the U.K. The U.S. named executive officers and the current chief executive officer in the case of a change of control are entitled to a severance payment based on a multiple of such officer's base salary. The U.K. named executive officers are entitled to receive a severance payment equivalent to the benefits they would have received during their notice period (generally 12 months).

The Company ensures that its employment agreements with senior executives contain provisions which prohibit those executives from competing against the Company or soliciting the Company's employees or customers following their termination. These provisions protect the Company from any such actions by tying the benefits the executives would receive upon such termination of employment, to the continued adherence to the agreement.

In 2007, the compensation committee approved the terms of an extension to Mr. Kerrest's employment agreement, which had expired on December 31, 2006. As part of the negotiation over his extension, the compensation committee did not grant any additional salary, bonus or stock options, but did agree with Mr. Kerrest to amend his contract so that it provided for a payment of 15 calendar months of base salary upon a termination without cause by the Company on or after March 31, 2008 or upon Mr. Kerrest's exercise of termination on 30 day's written notice to the Company on or after March 1, 2008, as well as a pro rata payment in respect of the 2008 Bonus Scheme, a pro rata vesting of restricted stock units subject to the achievement of the performance conditions under the 2006 LTIP, accelerated vesting of 100,000 options that were scheduled to vest in September 2008, and continued medical benefits under the terms of the Company's plans for fifteen months. The compensation committee believes that the arrangements entered into with Mr. Kerrest in connection with the extension of his contract were reasonable under the circumstances and balanced the need for stability in the chief financial officer position, the quality of service that Mr. Kerrest had been providing the Company and other factors. Mr. Kerrest exercised his right to terminate his employment with the Company, effective March 31, 2008.

Other Benefits and Retirement Plans

The provision of benefits to our named executive officers provide a framework of support to manage their wellness as well as the opportunity for long-term financial savings (including private medical cover for the executive and his family, dental cover, life assurance, limited term income protection insurance, accident insurance, car allowance, and contributory pension opportunities). The level of benefits provided depends on whether the individual is U.K. or U.S. domiciled. We believe that the level of benefits provided to our U.K. named executive officers is comparable to executives at a similar level at other U.K. listed organizations.

Pensions and 401(k) Benefits

The Company makes pension contributions of up to 20% of base salary for named executive officers who are U.K. domiciled and match 401(k) contributions for named executive officers who are U.S. nationals. These contributions are tax efficient portions of base compensation and are expected benefits in the marketplace. The Company believes that the up to 20% contribution for the U.K.

named executive officers is consistent with other companies in the U.K. of comparable size. These contributions are generally made to defined contribution plans which provide the individual with flexibility in fund choices as well as portability in the long term. Mr. Wall received a company contribution of 12% into a pension plan up to the earnings cap of £112,800 up to March 31, 2007 and £120,000 from April 1, 2007, and a cash payment of 20% of the difference between his base salary and the earnings cap. The earnings cap arises from H.M Revenue & Customs ("HMRC") limits that existed until April 2006, after which the legislation changed. The Company is currently reviewing its approach to pension provision in relation to these changes.

Perquisites

The Company provides a variety of perquisites and other benefits, which vary based on the senior executive's position, whether the individual has been recruited in the U.S. or the U.K., and other factors. These include medical, dental and life insurance benefits, car allowances, payments for fuel costs, and other perquisites. The benefits provided to each named executive officer are set out below. The mix of benefits provided are competitive when compared to the U.K. market and are in line with perquisites offered by similar size companies in the U.K. as reflected in research completed by a number of consulting organizations in the U.K. (for example, Watson Wyatt, Deloitte, Monks) (except that expatriates are offered health benefits in an international plan).

Name	Benefits provided
James F. Mooney, chairman	Insurance (health and life).
Stephen A. Burch, president and chief executive officer to August 21, 2007	*Pre termination*: health insurance, expatriate benefits, car and fuel allowance. *Post termination*: Medical coverage to Mr. Burch, his spouse and dependents for six months, assumption of responsibility for automobile leases in connection with services to the Company.
Neil A. Berkett, chief operating officer to August 21, 2007, acting chief executive officer to March 6, 2008, chief executive officer from March 6, 2008	Tax planning, insurance (dental for self and spouse, long-term disability, life, personal accident), private medical cover for self and family, car and fuel allowance.
Jacques D. Kerrest, chief financial officer to March 31, 2008	Health and life insurance, expatriate benefits, car and fuel allowance.
Bryan H. Hall, general counsel	Health and life insurance, expatriate benefits, car and fuel allowance.
Malcolm R. Wall, CEO—content division	Insurance (life, income protection, accident insurance, dental), private medical cover for self and family, car and fuel allowance.

Expatriate Benefits

The Company provides expatriate benefits to certain of the named executive officers who have moved from the U.S., including the general counsel, Bryan H. Hall and, prior to their termination of employment with the Company, Stephen A. Burch, the former chief executive officer, and Jacques D. Kerrest, the former chief financial officer. These benefits may include housing (or a housing allowance), relocation expenses upon commencement of employment and upon termination of employment, school fees in the case of Mr. Burch's children, flights to and from the U.S. for them and members of their families once a year, tax equalization and tax return preparation services, and foreign currency exchange protection in the case of Mr. Hall and Mr. Kerrest. The compensation committee believes that these expenses are necessary to induce senior executives with specific skills that the Company needs to relocate from the U.S. and enter into employment with the Company. The expatriate benefits offered by the Company have in some cases been tailored to meet the needs of specific senior executive hires. Housing costs for example are considered necessary to attract senior executives because they may be unprepared to divest their U.S. homes and acquire U.K. homes if they intend ultimately to return to the U.S. Tax equalization and tax preparation services are provided so as to facilitate the completion of complex returns and to enable prospective employees to evaluate their proposed compensation on a basis comparable to their existing U.S. compensation. The Company's expatriate policies are regularly reviewed and have been compared with other companies with senior expatriate executives based in the U.K.

Limits on Tax Deductibility

Section 162(m) of the U.S. Internal Revenue Code generally limits the Company's income tax deduction for compensation paid in any taxable year to the chief executive officer or any of the four other highest paid executive officers to $1,000,000 per individual, subject to certain exceptions. The Company and the compensation committee consider this anticipated tax treatment in the review and establishment of compensation programs and payments. The Company has, however, determined that it will not seek to limit executive compensation to that deductible under Section 162(m) of the U.S. Internal Revenue Code since it must recruit and retain officers in a competitive environment. The Company will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed this Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on our review and discussions, we have recommended to the board of directors that this Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee
Edwin M. Banks (Chairman)
Jeffrey D. Benjamin
George R. Zoffinger

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal years ended December 31, 2006 and 2007. See "—Summary of Non-Equity Compensation Terms of Employment Agreements" for a narrative description of the compensation provisions of the employment agreements with the named executive officers. Mr. Burch was no longer an executive officer of the Company at December 31, 2007, while Messrs. Hall and Wall, qualified as named executive officers in 2007. *It should be noted in reviewing the table below that the amounts included under the column headings "Stock Awards" and "Option Awards" represents the dollar amounts recognized for financial statement reporting purposes in accordance with FAS 123(R). These amounts do not necessarily reflect the current market value or fair value of these awards. For example, many of the exercise prices of the option awards included below are above the closing share price at December 31, 2007.*

Unless otherwise noted, all amounts in this table that originated in pounds sterling in respect of 2007 have been translated into U.S. dollars at a rate of $2.0017 per £1.00 and in respect of 2006 have been translated at a rate of $1.8429 per £1.00.

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards (1) ($) (e)	Option Awards (2) ($) (f)	Non-Equity Incentive Plan Compensation (3) ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
James F. Mooney, chairman	2007	1,250,000	3,844,746	12,831	—	78,407(4)	5,185,984
	2006	1,250,000	5,554,305	92,087	340,000	54,264	7,290,656
Stephen A. Burch, president and chief executive officer to August 21, 2007	2007	476,297(5)	907,431	—	—	2,030,158(6)	3,413,886
	2006	722,115(7)	9,222,924	—	611,301(7)	587,686	11,144,027
Neil A. Berkett, chief operating officer to August 21, 2007, acting chief executive officer to March 6, 2008, chief executive officer from March 6, 2008	2007	850,723	1,395,720	1,799,371	—	219,454(8)	4,265,268
	2006	783,233(9)	1,855,610	1,613,095	665,748	199,537	5,117,222
Jacques D. Kerrest, chief financial officer to March 31, 2008	2007	653,442(10)	140,643	1,125,796	—	283,228(11)	2,203,109
	2006	622,689(12)	—	1,513,054	403,079	227,496	2,766,318
Bryan H. Hall, general counsel	2007	633,641(13)	1,217,992	957,388	—	319,549(14)	3,128,570
Malcolm R. Wall, CEO—content division	2007	707,601(15)	307,478	960,082	—	152,020(16)	2,127,181

(1) The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2006 and December 31, 2007, in accordance with FAS 123(R) of awards pursuant to the named executive officer's employment agreement or restricted stock agreement, the 2006 LTIP, the 2007 LTIP and the Virgin Media Inc. 2006 Stock Incentive Plan, and therefore include amounts from awards granted in and prior to 2006 and 2007. Many of these awards are subject to performance conditions in whole or in part and consequently may not actually be received.

(2) The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2006 and December 31, 2007, in accordance with FAS 123(R) of option awards pursuant to the 2005 LTIP, the 2006 LTIP, the 2007 LTIP, the Virgin

Media Inc. 2006 Stock Incentive Plan, the Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan, the Virgin Media Inc. 2004 Stock Incentive Plan and individual employment agreements, and therefore include amounts from awards granted in and prior to 2006 and 2007. Assumptions used in the calculation of these amounts are included in note 12 to our audited financial statements for the fiscal year ended December 31, 2007, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2008.

(3) The amounts in column (g) for 2006 reflect the cash awards earned by the named executive officers under the Company's 2006 Bonus Scheme. The bonus payments under the 2006 Bonus Scheme were made to the named executive officers in March 2007. With regard to the amounts in column (g) for 2007, as the Company did not achieve the Qualifying Gate, no bonus amount was earned by any of the named executive officers.

(4) Mr. Mooney's All Other Compensation for the 2007 fiscal year includes $67,990 in health insurance and income protection benefits and $10,417 in matching contributions by the Company under the Company's 401(k) Plan. The amounts attributable to Mr. Mooney's perquisites and personal benefits do not exceed $10,000.

(5) Mr. Burch's employment terminated by mutual agreement with us on August 21, 2007 and accordingly, his 2007 base salary is prorated for the 2007 fiscal year.

(6) Mr. Burch's All Other Compensation for the 2007 fiscal year includes: a $1,500,000 contractual payment on termination of his employment agreement by mutual agreement; $230,207 for housing costs; $144,287 for tax equalization payments; $37,176 for tax planning services; $32,475 for relocation costs; $29,059 in home leave expenses; $21,597 in health insurance and income protection benefits; and $5,136 in matching contributions under the Company's 401(k) Plan. The amounts attributable to Mr. Burch's car allowance and car lease termination payments each do not exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits received by Mr. Burch.

(7) Mr. Burch became our president and chief executive officer on January 16, 2006 and accordingly, his 2006 base salary and bonus are prorated for the 2006 fiscal year. Mr. Burch's base salary was $750,000 per year.

(8) Mr. Berkett's All Other Compensation for the 2007 fiscal year includes: $170,144 in pension contributions by the Company to a U.K. tax qualified deferred compensation plan; $25,021 car allowance; and $14,042 in health insurance and income protection benefits. The amounts attributable to tax planning services and estimated fuel costs for Mr. Berkett each do not exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits received by Mr. Berkett.

(9) Effective January 1, 2006, Mr. Berkett's base salary was increased from £375,000 per year to £425,000 per year.

(10) On September 1, 2007, Mr. Kerrest's base salary was increased from £330,000 per year to £339,900 per year. Mr. Kerrest's salary was paid in U.S. dollars at a fixed exchange rate of $1.916 per £1.00 from January to June 2007, $1.9863 per £1.00 from July to September 2007 and $2.0217 per £1.00 from September to December 2007. As a result of the fixed exchange rate, Mr. Kerrest incurred a loss of $26,022 which is the difference between the fixed exchange rate and the spot exchange rate on each payment date.

(11) Mr. Kerrest's All Other Compensation for the 2007 fiscal year includes: $165,765 for housing costs; $21,522 in health insurance and income protection benefits; and $10,333 in respect of matching contributions under the Company's 401(k) Plan. The amounts attributable to Mr. Kerrest's tax planning services, car allowance, estimated tax equalization payments, home leave expenses and

estimated fuel costs each do not exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits received by Mr. Kerrest.

(12) On March 3, 2006, Mr. Kerrest's base salary was increased from £300,000 per year to £330,000 per year. Mr. Kerrest's salary and bonus were paid in U.S. dollars at a fixed exchange rate of $1.916 per £1.00 throughout 2006. As a result of the fixed exchange rate, Mr. Kerrest received a benefit of $8,344 which is the difference between the fixed exchange rate and the spot exchange rate on each payment date.

(13) Effective September 1, 2007, Mr. Hall's base salary was increased from £320,000 per year to £329,600 per year. Mr. Hall's salary was paid in U.S. dollars at a fixed exchange rate of $1.916 per £1.00 from January to June 2007, $1.9863 per £1.00 from July to September 2007 and $2.0217 per £1.00 from September to December 2007. As a result of the fixed exchange rate, Mr. Hall incurred a loss of $25,250 which is the difference between the fixed exchange rate and the spot exchange rate on each payment date.

(14) Mr. Hall's All Other Compensation for the 2007 fiscal year includes: $209,678 for housing costs; $35,219 for tax planning services; $21,685 in health insurance and income protection benefits; and $10,874 in matching contributions under the Company's 401(k) Plan. The amounts attributable to Mr. Hall's car allowance, home leave expenses and estimated fuel costs each do not exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits received by Mr. Hall.

(15) Effective September 1, 2007, Mr. Wall's base salary was increased from £350,000 per year to £360,500 per year.

(16) Mr. Wall's All Other Compensation for the 2007 fiscal year includes: $121,203 in pension contributions by the Company to a U.K. tax qualified deferred compensation plan and $5,029 in health insurance and income protection benefits. The amounts attributable to Mr. Wall's car allowance and estimated fuel costs each do not exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits received by Mr. Wall.

Summary of Non-Equity Compensation Terms of Employment Agreements

Set forth below is a brief description of the non-equity compensation and non-change in control terms of our employment agreements with each of our named executive officers for the 2007 fiscal year. Their equity compensation arrangements are separately described in the sections entitled "Grants of Plan-Based Awards" and "Outstanding Equity Awards at Fiscal Year-End". The operation of these employment agreements in the context of a termination or a change of control is separately described under the heading "Potential Payments Upon Termination or Change of Control—Severance and Change in Control Benefits Provided Pursuant to Employment Agreements".

James F. Mooney

We are party to an employment agreement with James F. Mooney, the chairman of our board of directors, dated as of March 7, 2003 and amended and restated by agreement dated July 5, 2006. Mr. Mooney's employment agreement expires on April 30, 2009. Under this agreement, Mr. Mooney receives the following compensation and employee benefits:

- a base salary of $1.25 million per year;
- an annual bonus for on-target performance of 100% of base salary, which for bonus purposes is treated as $400,000;
- participation in the Company's health and life insurance plans; and
- reimbursement for travel and other business expenses.

Stephen A. Burch

Prior to his termination of employment by mutual agreement on August 21, 2007, we were party to an employment agreement with Stephen A. Burch, our former president and chief executive officer, dated as of December 15, 2006. Under this agreement, Mr. Burch received the following compensation and employee benefits:

- a base salary of $750,000 per year;
- an annual bonus target of 100% of base salary with a maximum payout of 200% of base salary;
- participation in the Company's health and life insurance plans;
- the Company's expatriate package in accordance with Company policy, including healthcare, tax equalization, housing allowance, home leave and payment of school fees; and
- an annual car and fuel allowance.

Neil A. Berkett

We are party to an employment agreement with Neil A. Berkett, our chief executive officer, dated as of August 11, 2005. Pursuant to this agreement, Mr. Berkett receives the following compensation and employee benefits:

- a base salary of £425,000 per year;
- an annual bonus target of 100% of base salary with a maximum payout of 200% of base salary, at the discretion of our board of directors;
- the opportunity to participate in employee benefit plans and arrangements made available by us to our executive officers with U.K. employment agreements;
- a contribution of 20% of his base salary into a pension scheme; and
- an annual car and fuel allowance.

Jacques D. Kerrest

Jacques D. Kerrest, our former chief financial officer, excercised his right to terminate his employment with the Company, effective March 31, 2008. Prior to this date, we were party to an employment agreement with Mr. Kerrest, which was dated as of September 6, 2004, as amended on December 18, 2007 and effective as of January 1, 2007. Consistent with the terms of the expired agreement and the extension agreement, Mr. Kerrest received the following compensation and employee benefits:

- a base salary of £339,900 per year, which increased from £330,000 effective September 1, 2007;
- an annual bonus target of 75% of base salary with a maximum payout of 150% of base salary, as well as participation in the Company's long-term incentive plans;
- the Company's expatriate package in accordance with Company policy, including healthcare, housing allowance, home leave and tax equalization; and
- an annual car and fuel allowance.

Bryan H. Hall

We are party to an employment agreement with Bryan H. Hall, our general counsel and secretary, dated as of December 8, 2006. Pursuant to this agreement, Mr. Hall receives the following compensation and employee benefits:

- a base salary of £329,600 per year, which increased from £320,000 effective September 1, 2007;
- an annual bonus target of 75% of base salary with a maximum payout of 150% of base salary, as well as participation in the Company's long-term incentive plans;
- the Company's expatriate package in accordance with Company policy, including healthcare, housing allowance, home leave and tax equalization; and
- an annual car and fuel allowance.

Malcolm R. Wall

We are party to an employment agreement with Malcolm R. Wall, the chief executive officer of our content division, dated as of January 31, 2006. Pursuant to this agreement, Mr. Wall receives the following compensation and employee benefits:

- a base salary of £360,500 per year, which increased from £350,000 effective September 1, 2007;
- an annual bonus target of 75% of base salary with a maximum payout of 150% of base salary, as well as participation in the Company's long-term incentive plans;
- the opportunity to participate in employee benefit plans and arrangements made available by us to our executive officers with U.K. employment agreements;
- a company contribution of 12% into a pension plan up to the HMRC earnings cap of £112,800 to March 31, 2007 and £120,000 from April 1, 2007, and a cash payment of 20% of the difference between his base salary and the earnings cap; and
- an annual car and fuel allowance.

Summary of Incentive Compensation Plans

Virgin Media Inc. 2007 Bonus Scheme

Each year the compensation committee approves the Company's annual bonus scheme covering the majority of the Company's employees, including the Company's executive officers. The Virgin Media Inc. 2007 Bonus Scheme (the "2007 Bonus Scheme") offered employees an opportunity to receive a bonus equal to a percentage of their base salary. The percentages ranged from 5–100% of base salary (depending on employee level) for on-target performance with a potential maximum payment of double the on-target percentage payable.

In order for any bonuses to be payable, the Company was required to achieve the Qualifying Gate. If the Qualifying Gate was achieved, bonuses would be payable according to achievement against various performance targets specific to each of the Company's key operating divisions. The operating division performance targets included an appropriately weighted mix of financial and operating metrics including a combination of the following:

- Simple cash flow, being OCF less fixed asset additions on an accrual basis and cash payments in respect of merger-related redundancies
- Divisional financial measures, including revenue, gross margin, operating costs, working capital, simple cash flow, capital expenditure and profitability measures

- Customer service measures, including fault rates, fault retention rates, installation completion rates, customer advocacy, customer satisfaction and net promoter measures
- Average revenue per customer, ARPU, or average contribution per customer, or ACPU
- Net additions to revenue generating units, or RGUs
- Commercial advertising impacts
- Value of new sales contracts with Business customers
- Percentage of sales for Sit-Up generated on-line

For all measures, the amount to be achieved for on-target performance (the "100% Threshold") was generally equal to the reasonably targeted amount for that measure. A maximum target (the "200% Threshold") was also set for each measure at which the bonus percentage payable was twice the on-target percentage payable. A minimum target (the "50% Threshold") was also set at which the bonus payable was one-half of the on-target percentage payable. If the minimum 50% Threshold was not achieved for a particular measure, no bonus percentage would be earned in respect of that measure. Percentage payments were structured to rise on a linear basis between the 50% Threshold and the 100% Threshold and between the 100% Threshold and the 200% Threshold.

The Qualifying Gate was not achieved, and therefore no bonus amount was payable under the 2007 Bonus Scheme. However, in order to retain and motivate our employees, we recommended, and the compensation committee approved in February 2008, in lieu of the 2007 bonus which was not achieved, a discretionary cash bonus award to a majority of the employees employed by the Company on March 31, 2008. For senior management of the Company (who participate in our long-term incentive plans described below), other than the named executive officers and certain other senior officers, the discretionary cash bonus was based on individual performance in 2007. The named executive officers did not receive any discretionary cash payment.

Employees who are not in the annual bonus scheme are subject to local schemes which reflect the specific business requirements in that area. For instance, employees in any sales related roles are in commission schemes which are designed based upon the sales mix for that area of the business and reviewed regularly to ensure they are targeted appropriately. Other employees who are not in the annual bonus scheme are in bonus schemes based upon targets which are tied into local business objectives.

Long-term Incentive Plans

The compensation committee determined that it would be appropriate and in the best interests of stockholders and the Company to provide key senior managers and executives with long-term incentives over rolling three to five year periods in order to provide long-term compensation. Since 2005, we have introduced a new long-term incentive plan ("LTIP") each year. These LTIPs consist of awards of stock options and restricted stock units under the Company's stock incentive plans. Stock options and restricted stock units are granted to eligible employees each year, in each case, in an amount with fair value equal to 50% of the recipient's annual base salary.

The fair value of the options awarded under our LTIPs is determined using a Black Scholes valuation method and the exercise price is equal to the stock price on the date of grant. The options vest, subject to the participant's continued employment, in twenty percent increments annually on January 1st of each year following the year in which they are granted. The value of the restricted stock units awarded under our LTIPs is based on the fair market value of our common stock as of the date of grant. Participants are entitled to receive an amount of common stock in three years' time, subject to the achievement of performance targets for that three-year period and continued employment with us. Equivalent payments may be made in cash rather than common stock at the compensation committee's

discretion. The restricted stock units are forfeited if the performance objectives are not achieved or on termination of employment.

The performance targets in respect of the restricted stock units element of the LTIPs are set each year by the compensation committee based on a three-year cumulative Group SCF. Targets are set for the On-target, Maximum and Minimum performance thresholds as follows:

- On-target threshold, for vesting of 100% of the on-target number of shares of common stock (with a grant date fair value of 50% of the participant's salary)
- Minimum threshold, for vesting of 50% of the on-target number of shares of common stock (with a grant date fair value of 25% of the participant's salary)
- Maximum threshold, for vesting of 200% of the on-target number of shares of common stock (with a grant date fair value of 100% of the participant's salary)

The number of shares of common stock to be issued rises on a linear basis for performance between the Minimum and On-target thresholds and between the On-target and Maximum thresholds. The maximum number of shares that can vest for each individual is 200% of the on-target amount and no shares will vest if cumulative Group SCF is below the Minimum threshold. The number of restricted stock units granted to participants under the 2006 LTIP and 2007 LTIP is based on the Maximum threshold being achieved.

Upon the occurrence of an "acceleration event" (see "—Stock Incentive Plans—Virgin Media Inc. 2006 Stock Incentive Plan"), all outstanding options under the 2006 LTIP and 2007 LTIP will become immediately exercisable in full. The restricted stock units under the 2006 LTIP and 2007 LTIP do not automatically vest upon an acceleration event.

2006 LTIP

From July through November 2006, 107 employees were admitted to the 2006 LTIP. A total of 1,869,300 options subject to five-year vesting and 1,143,472 restricted stock units were granted under the 2006 LTIP. Performance targets for the restricted stock unit element were set based on cumulative Group SCF for the three years ending December 31, 2008 with On-target, Maximum and Minimum thresholds which operate in the same way as described above. The number of restricted stock units granted under the 2006 LTIP is based on the Maximum threshold of 200% being achieved. The number of restricted stock units, however, that will vest for performance at the On-target threshold is 571,736. The minimum performance targets for the restricted stock units in the first year of the three year period ending December 31, 2008 were not met and it was unlikely that the original three-year performance criteria for the restricted stock units, which were set prior to the Merger integration and the Acquisition, would be met. In February 2007, the compensation committee approved revised performance criteria taking into account the impact of the Merger integration and the Acquisition. All of the named executive officers, except Messrs. Burch and Mooney, participate in the 2006 LTIP. Although Messrs. Burch and Mooney did not participate in the 2006 LTIP, Mr. Burch had and Mr. Mooney has restricted stock grants subject to performance conditions based on the 2006 LTIP.

2007 LTIP

From May 2007 through July 2007, 116 employees were admitted to the 2007 LTIP. A total of 2,308,000 options subject to five-year vesting and 1,330,456 restricted stock units were granted under the 2007 LTIP. The number of restricted stock units granted under the 2007 LTIP is based on the Maximum threshold of 200% being achieved. The number of restricted stock units, however, that will vest for performance at the On-target threshold is 665,228. Performance targets for the restricted stock unit element were set based on cumulative Group SCF for the three years ending December 31, 2009 with On-target, Maximum and Minimum thresholds which operate in the same way as described above.

Mr. Mooney and Mr. Burch were not included in the 2007 LTIP because they are provided with other long-term incentives through restricted stock grants based upon performance. Vesting of Mr. Mooney's 375,000 shares of restricted stock which vest based on the three-year Group SCF performance condition under the 2006 LTIP includes two out of the three years of the three-year Group SCF performance condition under the 2007 LTIP. Mr. Burch had 125,000 shares of restricted stock based on the three-year performance condition under the 2007 LTIP. A summary of the grants made to the named executive officers in 2007 is included in the section entitled "Grants of Plan-Based Awards".

Stock Incentive Plans

All stock-based awards granted under our LTIPs, the Virgin Media 2007 Sharesave Plan and individual employment agreements are issued, as a legal matter, under our stock incentive plans as described below, which have been approved by our stockholders. New issuances are being made under the Virgin Media Inc. 2006 Stock Incentive Plan, except that our common stock continues to be issued under the other stock incentive plans on exercise of outstanding options.

Virgin Media Inc. 2006 Stock Incentive Plan

The Virgin Media Inc. 2006 Stock Incentive Plan (formerly known as the NTL Incorporated 2006 Stock Incentive Plan) was approved by our stockholders on May 18, 2006. Although shares of common stock will still be issued under the Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan and the Virgin Media Inc. 2004 Stock Incentive Plan, all new stock and option awards will be granted under the Virgin Media Inc. 2006 Stock Incentive Plan.

Individuals eligible to receive awards under the Virgin Media Inc. 2006 Stock Incentive Plan include our employees, officers, directors, non-employee directors and independent contractors. The term of an incentive stock option may not exceed 10 years from the date of grant and the term of a nonqualified stock option may not exceed 11 years from the date of grant.

The Virgin Media Inc. 2006 Stock Incentive Plan provides for the grant of restricted stock, restricted stock units, share awards, non-qualified stock options and incentive stock options. The aggregate number of shares of the Company's common stock that may be issued under the Virgin Media Inc. 2006 Stock Incentive Plan is 29,000,000. An individual may not be granted awards in respect of more than 4,000,000 shares of the Company's common stock in any fiscal year. The Virgin Media Inc. 2006 Stock Incentive Plan is designed so that option grants are able to comply with the requirements for "performance-based" compensation under Section 162(m) of the Internal Revenue Code and the conditions of exemption from the short-swing profit recovery rules of Rule 16b-3 under the Exchange Act.

The compensation committee of our board of directors administers the Virgin Media Inc. 2006 Stock Incentive Plan and generally has the right to grant awards to eligible individuals and to determine the terms and conditions of such awards. All option grants made pursuant to the Virgin Media Inc. 2006 Stock Incentive Plan will be evidenced by an option notice which will state the terms and conditions of the option grant as determined by the compensation committee.

Performance awards under the Virgin Media Inc. 2006 Stock Incentive Plan, other than options, are subject performance objectives during a specified period of time as designated by the compensation committee of our board of directors, including (among others): (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (ii) net income, (iii) operating income, (iv) earnings per share, (v) book value per share, (vi) return on shareholder's equity, (vii) expense management, (viii) return on investment, (ix) improvement in capital structure, (x) profitability of an identifiable business unit or product, (xi) maintenance or improvement of product margins, (xii) stock price, (xiii) market share, (xiv) revenue or sales, (xv) costs, (xvi) cash flow,

(xvii) working capital or capital expenditures, (xviii) return on assets, (xix) total shareholder return or (xx) any combination of the foregoing.

Our compensation committee may, in its discretion, apply such performance objectives also to options granted under the Virgin Media Inc. 2006 Stock Incentive Plan. Performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its divisions or any combination thereof. Performance objectives may be absolute or relative (to prior performance or to the performance of one or more other entities or objective indices or benchmarks) and may be expressed in terms of a progression within a specific range.

Upon the occurrence of an acceleration event, all outstanding options will become immediately exercisable in full, outstanding restricted stock units will vest and restrictions on outstanding awards of restricted stock will lapse. An acceleration event generally means:

- the acquisition of 30% or more of our voting capital stock, excluding stock purchases directly from us;
- the replacement of a majority of our board of directors or their approved successors;
- the consummation of a merger or consolidation of us or one of our subsidiaries with another entity, other than:
  - a transaction in which our stockholders continue to hold 50% or more of the voting power of the successor;
  - various recapitalizations;
  - the consummation of a sale of all or most of our assets; or
  - stockholder approval of our liquidation or dissolution.

Under the terms of the Virgin Media Inc. 2006 Stock Incentive Plan, in the event of a transaction affecting our capitalization, the compensation committee of our board of directors is required proportionately to adjust the number of shares available for, and subject to, outstanding awards and the number of shares covered by outstanding options and the exercise price of these options so as to, in the committee's judgment and sole discretion, prevent the diminution or enlargement of the benefits intended by the plan. Upon any other extraordinary corporate transaction, the committee may adjust equitably outstanding awards as it deems appropriate. The compensation committee's decision as to whether or not to make adjustments and which adjustments should be made are final, binding and conclusive.

Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan

The Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan (formerly known as the NTL Incorporated 2004 Stock Incentive Plan) was adopted by the compensation committee of Old NTL's board of directors on March 15, 2004 and approved by its stockholders on May 6, 2004. As noted above, we are not making new awards under this plan.

The Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan provides for the grant of restricted stock, restricted stock units, share awards and incentive stock options. The aggregate number of shares of our common stock that may be issued under the 2004 Stock Incentive Plan is 21,500,000. An individual may not be granted awards in respect of more than 2,500,000 shares of our common stock in any fiscal year.

The compensation committee of our board of directors administers the Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan and generally has the right to grant awards to eligible individuals and to determine the terms and conditions of such awards.

Individuals eligible to receive awards under the Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan include our employees, officers, directors, non-employee directors and independent contractors. The term of an incentive stock option may not exceed 10 years from the date of grant and the term of a nonqualified stock option may not exceed 11 years from the date of grant.

Upon the occurrence of an acceleration event, all outstanding options will become immediately exercisable in full, outstanding restricted stock units will vest and restrictions on outstanding awards of restricted stock will lapse. The definition of an acceleration event is similar to the definition of such term under the Virgin Media Inc. 2006 Stock Incentive Plan.

Under the terms of the Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan, in the event of a transaction affecting our capitalization, the compensation committee of our board of directors is required proportionately to adjust the number of shares available for, and subject to, outstanding awards and the number of shares covered by outstanding options and the exercise price of these options so as to, in the committee's judgment and sole discretion, prevent the diminution or enlargement of the benefits intended by the plan. Upon any other extraordinary corporate transaction, the committee may adjust equitably outstanding awards as it deems appropriate.

Virgin Media Inc. 2004 Stock Incentive Plan

The Virgin Media Inc. 2004 Stock Incentive Plan (formerly known as the Telewest Global, Inc. 2004 Stock Incentive Plan) was adopted by Telewest's board of directors on June 2, 2004 and approved by its stockholders on July 5, 2004. As noted above, we are not making new awards under this plan.

The Virgin Media Inc. 2004 Stock Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units and share awards. Incentive stock option grants are intended to qualify under Section 422 of the Internal Revenue Code. The aggregate number of shares of our common stock that may be subject to option grants or awards under the Virgin Media Inc. 2004 Stock Incentive Plan is 21,921,365. An individual may not be granted options to purchase or be awarded more than 3,578,998 shares of our common stock in any one fiscal year. The Virgin Media Inc. 2004 Stock Incentive Plan is designed so that option grants are able to comply with the requirements for "performance-based" compensation under Section 162(m) of the Internal Revenue Code and the conditions for exemption from the short-swing profit recovery rules of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

The compensation committee of our board of directors administers the Virgin Media Inc. 2004 Stock Incentive Plan and generally has the right to grant options or make awards to eligible individuals, to determine the terms and conditions of all grants and awards, include vesting schedules and exercise price (where appropriate), and to amend, suspend or terminate the Virgin Media Inc. 2004 Stock Incentive Plan at any time.

Persons eligible to receive grants or awards under the Virgin Media Inc. 2004 Stock Incentive Plan include employees, directors and independent contractors of the Company and its divisions and subsidiary and parent corporations and other affiliates. The term of an incentive stock option under the plan may not exceed 10 years from the date of the grant and the term of a nonqualified stock option may not exceed 11 years from the date of the grant.

Unless otherwise set forth in an employee's, director's or independent contractor's respective award agreement, all outstanding options or restricted stock or restricted stock units become immediately exercisable, lose all restrictions or become fully vested upon the occurrence of an "acceleration event." The definition of an acceleration event is similar to the definition of such term under the Virgin Media Inc. 2006 Stock Incentive Plan.

Under the terms of the Virgin Media Inc. 2004 Stock Incentive Plan, in the event of a transaction affecting our capitalization, the compensation committee of our board of directors is required

proportionately to adjust the aggregate number of shares available for options and awards, the aggregate number of options and awards that may be granted to any person in any calendar year, the number of such shares covered by outstanding options and awards, and the exercise price of outstanding options to reflect any increase or decrease in the number of issued shares so as to, in the compensation committee's judgment and sole discretion, prevent the diminution or enlargement of the benefits intended by the Virgin Media Inc. 2004 Stock Incentive Plan.

Virgin Media Inc. 2007 Sharesave Plan

The Virgin Media 2007 Sharesave Plan (which our directors have renamed the Virgin Media Sharesave Plan and which we refer to as the Sharesave Plan) was adopted by our board of directors on February 21, 2008 following approval by our stockholders on May 16, 2007. The Sharesave Plan is a broadly based stock option arrangement, which means that when we choose to operate the Sharesave Plan, all eligible individuals have to be invited to participate. The Sharesave Plan has been approved by the U.K. HM Revenue & Customs, or HMRC, under Schedule 3 of the Income Tax (Earnings and Pensions) Act 2003. Eligibility under the Sharesave Plan extends to our employees who are U.K. tax residents. However, other groups of employees may be invited to participate in the future in additional schemes which may be launched annually. An aggregate of 3.0 million shares are available for issuance pursuant to the Sharesave Plan. Upon any capitalization event, the number of shares that are subject to an option and/or the exercise price thereof may be adjusted in such manner as the compensation committee confirms to be fair and reasonable. We expect to launch the Sharesave Plan to our employees in the second quarter of 2008. Our board of directors has adopted the plan rules on the basis that they may make such amendments as are considered necessary or desirable in relation to the operation of the Sharesave Plan. The Sharesave Plan will be administered by our compensation committee. The compensation committee has the general authority to exercise all powers necessary or advisable to administer the Sharesave Plan (subject to (i) the approval of the HMRC where such approval is required and (ii) what is permitted under the plan rules). All decisions made by the committee are final, binding and conclusive.

Under the terms of the Sharesave Plan, participants enter into savings contracts under which they agree to have amounts deducted from their net salary each month. These sums are held within special savings accounts that are operated by an appointed independent savings carrier. A participant's option can only be exercised to the extent possible using the proceeds of his or her savings account plus interest. The monthly statutory maximum and minimum limit on the amount that a participant can save under savings contracts is currently £250 per month and £5 per month, respectively. Within these amounts the board of directors can specify different maximum and minimum limits.

The committee can generally determine the exercise price of options granted under the Sharesave Plan. However, the exercise price of options granted under the plan cannot be less than 80% of the fair market value of a share at the time invitations are issued. Individuals can be invited to take out savings contracts that last for 3, 5 or 7 years. Under a 3 or 5 year contract, savings are made for 3 and 5 years, respectively. Under a 7 year contract, savings are made for 5 years but are left within the special savings account for a further 2 years. At the end of the savings contract, participants receive interest in the form of a tax-free bonus.

A sharesave option can only be exercised using the proceeds of the participant's savings contract. This will be the combination of his or her savings and the tax-free bonus payable to him or her. A participant is free to withdraw his or her savings at any point; however, if he or she does so, his or her corresponding option will lapse. The exercise price will be in pounds sterling and the shares subject to an option will be such number as can be bought at the exercise date.

A participant may exercise his or her options during the period of six months from the maturity of his or her savings contract. If the participant does not want to exercise his or her options, which are

generally not transferable, he or she can instead take his or her savings and tax-free bonus and allow his or her options to lapse.

Equity Compensation Plan Information

The following table includes information in respect of our equity compensation plans and any individual compensation arrangements under which our equity securities are authorized for issuance to employees or non-employees as of December 31, 2007. The following table does not include shares of restricted stock that have already been issued.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders:			
Stock Incentive Plans(1):			20,296,594
Options	10,804,977	$22.40	
Restricted Stock Units	1,977,450	—	
Unrestricted Stock Awards	3,150	—	
Equity compensation plans not approved by security holders	0		0
Total	12,785,577		20,296,594

(1) Represents shares of our common stock issuable pursuant to stock options, restricted stock units and unrestricted stock awards outstanding under (i) the Amended and Restated Virgin Media Inc. 2004 Stock Incentive Plan, (ii) the Virgin Media Inc. 2004 Stock Incentive Plan (formerly known as the Telewest Global, Inc. 2004 Stock Incentive Plan) and (iii) the Virgin Media Inc. 2006 Stock Incentive Plan. New grants are no longer issued under (i) and (ii).

GRANTS OF PLAN-BASED AWARDS

The following table summarizes the grants of plan-based awards we have made to each of our named executive officers during 2007. Mr. Burch was no longer an executive officer of the Company at December 31, 2007. *All amounts in this table that originated in pounds sterling have been translated into U.S. dollars at a rate of $2.0017 per £1.00.*

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)							
Name (a)	Grant Date (b)	Board or CC Approval Date	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3) ($) (l)
James F. Mooney	N/A(4)		0	400,000	800,000								
Stephen A. Burch(5)	N/A		0	750,000	1,500,000								
	04/11/07	04/11/07				0	125,000	125,000					3,093,750
Neil A. Berkett(6)	05/16/07	05/16/07				8,624	17,248	34,496					420,161
	05/16/07	05/16/07								59,860	24.36	24.66	420,184
	09/14/07	09/10/07								200,000	22.49	22.90	1,225,751
	N/A(7)		0	850,723	1,701,445								
Jacques D. Kerrest(8)	05/16/07	05/16/07				6,697	13,393	26,786					326,253
	05/16/07	05/16/07								46,480	24.36	24.66	326,264
	N/A(9)		0	510,283	1,020,567								
Bryan H. Hall(10)	05/16/07	05/16/07				6,494	12,987	25,974					316,363
	05/16/07	05/16/07								45,070	24.36	24.66	316,366
	N/A(11)		0	494,820	989,640								
Malcolm R. Wall(12)	05/16/07	05/16/07				7,103	14,205	28,410					346,034
	05/16/07	05/16/07								49,295	24.36	24.66	346,024
	N/A(13)		0	541,210	1,082,419								

(1) The amounts included in column (c), (d) and (e) reflect the minimum, target and maximum payment levels, respectively, under the Company's 2007 Bonus Scheme. As the Company did not achieve the Qualifying Gate, no bonus amount was paid or will be payable under the 2007 Bonus Scheme to any of the named executive officers.

(2) The amounts included in column (f), (g) and (h) reflect the minimum, target and maximum payment levels respectively of equity awards granted pursuant to the individual's employment agreement and the 2007 LTIP. More detailed descriptions of the terms of our employment agreements with each of our named executive officers can be found in the section entitled "Summary Compensation Table—Summary of Non-Equity Compensation Terms of Employment Agreements". A more detailed description of the 2007 LTIP can be found in the section entitled "Summary Compensation Table—Description of Incentive Compensation Plans".

(3) The grant date fair value of the restricted stock units granted pursuant to the 2007 LTIP included in the table above has been calculated based on the assumption that the on-target performance threshold will be achieved.

(4) Mr. Mooney is entitled to a bonus equal to 100% of an assumed base salary of $400,000 for on-target performance. Under the 2007 Bonus Scheme, as the Company did not achieve the Qualifying Gate, no bonus amount was paid or will be payable under the 2007 Bonus Scheme to Mr. Mooney.

(5) Mr. Burch's employment terminated by mutual agreement on August 21, 2007. Under his previous employment agreement, Mr. Burch was entitled to a bonus equal to 0-200% (100% on-target) of his base salary. Also pursuant to his employment agreement, Mr. Burch was granted 125,000 shares of restricted stock on April 11, 2007, subject to the three-year performance condition under the 2007 LTIP. These shares of restricted stock granted were forfeited and cancelled upon his termination. Further, in connection with the termination of his employment, an agreement was entered into with Mr. Burch. Under this agreement Mr. Burch received the right to retain 250,000

unvested shares of restricted stock of which 125,000 vested on January 15, 2008 and the remaining 125,000 vested on March 15, 2008, subject to Mr. Burch not having breached any provision of the agreement entered into upon his termination or the remaining terms of his employment agreement with the Company. For accounting purposes this was treated by the Company as a new grant of 250,000 shares of restricted stock to a non-employee, and there was no positive incremental fair value computed in accordance with FAS 123(R).

(6) Mr. Berkett is a participant in the Company's 2007 LTIP. Under the 2007 LTIP, on May 16, 2007, he was granted (i) 59,860 options which vest in equal installments on each of January 1, 2008, 2009, 2010, 2011 and 2012 and (ii) up to 34,496 restricted stock units, subject to the three-year performance condition under the 2007 LTIP. If the Minimum threshold is achieved, 8,624 restricted stock units will vest; if the On-target threshold is achieved, 17,248 restricted stock units will vest; and if the Maximum threshold is achieved, 34,496 restricted stock units will vest. Below the Minimum threshold, no restricted stock units will vest. On September 14, 2007, in connection with his appointment as acting chief executive officer of the Company, Mr. Berkett was granted 200,000 options in two tranches, the first vesting on September 14, 2007 and the second vesting in five equal installments on each of September 10, 2008, 2009, 2010, 2011 and 2012. The options were issued under the Virgin Media Inc. 2006 Stock Incentive Plan which uses the mid-market price of our common stock on the grant date as the exercise price. In February 2007, the Company modified the performance conditions relating to the restricted stock unit element of the 2006 LTIP. As a result of this modification, the increase in the incremental fair value relating to the performance-based restricted stock units under the 2006 LTIP was $42,853 as computed in accordance with FAS 123(R).

(7) Mr. Berkett is entitled to a bonus equal to 0-200% of his base salary. Under the 2007 Bonus Scheme, as the Company did not achieve the Qualifying Gate, no bonus amount was paid nor will be payable under the 2007 Bonus Scheme to Mr. Berkett.

(8) Mr. Kerrest is a participant in the Company's 2007 LTIP. Under the 2007 LTIP, he was granted (i) 46,480 options which vest in equal installments on each of January 1, 2008, 2009, 2010, 2011 and 2012 and (ii) up to 26,786 restricted stock units, subject to the three-year performance condition under the 2007 LTIP. If the Minimum threshold is achieved, 6,697 restricted stock units will vest; if the On-target threshold is achieved, 13,393 restricted stock units will vest; and if Maximum threshold is achieved, 26,786 restricted stock units will vest. Below the Minimum threshold, no restricted stock units will vest. The options were issued under the Virgin Media Inc. 2006 Stock Incentive Plan which uses the mid-market price of our common stock on the grant date as the exercise price. Mr. Kerrest excercised his right to terminate his employment with the Company, effective March 31, 2008. For details of the shares actually receieved by Mr. Kerrest, see "Potential Payments Upon Termination or Change of Control—Severence and Change in Control Benefits Provided Pursuant to Employment Agreements—Jacques D. Kerrest". In February 2007, the Company modified the performance conditions relating to the restricted stock unit element of the 2006 LTIP. As a result of this modification, the increase in the incremental fair value relating to the performance-based restricted stock units under the 2006 LTIP was $33,274 as computed in accordance with FAS 123(R).

(9) Mr. Kerrest was entitled to a bonus equal to 0-150% (75% on-target) of his base salary. Under the 2007 Bonus Scheme, as the Company did not achieve the Qualifying Gate, no bonus amount was paid nor will be payable under the 2007 Bonus Scheme to Mr. Kerrest.

(10) Mr. Hall is a participant in the Company's 2007 LTIP. Under the 2007 LTIP, he was granted (i) 45,070 options which vest in equal installments on each of January 1, 2008, 2009, 2010, 2011 and 2012 and (ii) up to 25,974 restricted stock units, subject to the three-year performance condition under the 2007 LTIP. If the Minimum threshold is achieved, 6,494 restricted stock units

will vest; if the On-target threshold is achieved, 12,987 restricted stock units will vest; and if Maximum threshold is achieved, 25,974 restricted stock units will vest. Below the Minimum threshold, no restricted stock units will vest. The options were issued under the Virgin Media Inc. 2006 Stock Incentive Plan which uses the mid-market price of our common stock on the grant date as the exercise price. In February 2007, the Company modified the performance conditions relating to the restricted stock unit element of the 2006 LTIP. As a result of this modification, the increase in the incremental fair value relating to the performance-based restricted stock units was $30,249 as computed in accordance with FAS 123(R).

(11) Mr. Hall is entitled to a bonus equal to 0-150% (75% on-target) of his base salary. Under the 2007 Bonus Scheme, as the Company did not achieve the Qualifying Gate, no bonus amount was paid nor will be payable under the 2007 Bonus Scheme to Mr. Hall.

(12) Mr. Wall is a participant in the Company's 2007 LTIP. Under the 2007 LTIP, he was granted (i) 49,295 options which vest in equal installments on each of January 1, 2008, 2009, 2010, 2011 and 2012 and (ii) up to 28,410 restricted stock units, subject to the three-year performance condition under the 2007 LTIP. If the Minimum threshold is achieved, 7,103 restricted stock units will vest; if the On-target threshold is achieved, 14,205 restricted stock units will vest; and if the Maximum threshold is achieved, 28,410 restricted stock units will vest. Below the Minimum threshold, no restricted stock units will vest. The options were issued under the Virgin Media Inc. 2006 Stock Incentive Plan which uses the mid-market price of our common stock on the grant date as the exercise price. In February 2007, the Company modified the performance conditions relating to the restricted stock unit element of the 2006 LTIP. As a result of this modification, the increase in the incremental fair value relating to the performance-based restricted stock units was $35,289 as computed in accordance with FAS 123(R).

(13) Mr. Wall is entitled to a bonus equal to 0-150% (75% on-target) of his base salary. Under the 2007 Bonus Scheme, as the Company did not achieve the Qualifying Gate, no bonus amount was paid nor will be payable under the 2007 Bonus Scheme to Mr. Wall.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the equity awards we have made to each of our named executive officers which are outstanding at December 31, 2007. In addition to the performance and other conditions specified, vesting, unless accelerated, is subject to continued employment by the Company. Mr. Burch is no longer an executive officer of the Company.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(1) (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($) (j)
James F. Mooney	270,898	—	—	6.00	03/27/2013	—	—	875,000(2)	14,997,500
Stephen A. Burch	—	—	—	—	—	—	—	250,000(3)	4,285,000
Neil A. Berkett	200,000	300,000(4)	—	25.18	09/25/2015	83,334(5)	1,428,345	66,006(6)	1,131,343
	10,312	41,284(7)	—	24.74	07/05/2016	—	—	—	—
	—	59,860(8)	—	24.36	05/15/2017	—	—	—	—
	100,000	100,000(9)	—	22.49	09/13/2017	—	—	—	—
Jacques D. Kerrest	300,000	200,000(10)	—	24.11	09/19/2014	—	—	51,252(11)	878,459
	8,014	32,056(12)	—	24.74	07/05/2016	—	—	—	—
	—	46,480(13)	—	24.36	05/15/2017	—	—	—	—
Bryan H. Hall	150,000	—	—	23.64	05/27/2014	45,000(14)	771,300	59,431(15)	1,018,647
	12,904	19,358(16)	—	25.54	04/27/2015	—	—	—	—
	7,285	29,140(17)	—	24.74	07/05/2016	—	—	—	—
	50,000	100,000(18)	—	24.83	12/07/2016	—	—	—	—
	—	45,070(19)	—	24.36	05/15/2015	—	—	—	—
Malcolm R. Wall	135,000	240,000(20)	—	27.26	03/02/2016	—	—	83,334(21)	1,428,345
	8,499	33,996(22)	—	24.74	07/05/2016	—	—	54,358(23)	931,696
	—	49,295(24)	—	24.36	05/15/2017	—	—	—	—

(1) The values shown in columns (h) and (j) are based on the closing price of the Company's stock as at December 31, 2007 of $17.14 per share. We have assumed nil market or payout value if the exercise price of the option is greater than $17.14 per share.

(2) Mr. Mooney has 875,000 shares of restricted stock which vest as to: 375,000 shares on April 30, 2009, subject to the satisfaction of the three-year performance condition under the Company's 2006 LTIP; 250,000 shares in equal installments on each of April 30, 2008 and 2009, subject to the satisfaction of performance conditions in relation to a list of objectives in respect of 2007 and 2008, respectively; and 250,000 shares in equal installments on each of April 30, 2008 and 2009, subject to the satisfaction of performance conditions in relation to group cash flow and EBITDA in respect of 2007 and 2008, respectively.

(3) Mr. Burch has 250,000 shares of restricted stock which vested as to 125,000 shares on January 15, 2008 and 125,000 shares on March 15, 2008, subject to Mr. Burch not having breached any provision of the agreement entered into between him and Company upon the termination of his employment and the remaining terms of his employment agreement.

(4) Mr. Berkett has 300,000 options which vest in equal installments over three years on each of September 26, 2008, 2009 and 2010.

(5) Mr. Berkett has 83,334 shares of restricted stock which vest in equal installments over two years on March 16, 2008 and 2009.

(6) Mr. Berkett has 31,510 restricted stock units granted to him under the Company's 2006 LTIP which vest in 2009 and 34,496 restricted stock units granted to him under the Company's 2007 LTIP which vest in 2010. Under the 2006 LTIP, 7,887 restricted stock units would vest if the Minimum threshold performance condition is achieved and a maximum of 31,510 restricted stock units would vest if the Maximum threshold performance condition is achieved. Under the 2007 LTIP, 8,624 restricted stock units would vest if the Minimum threshold performance condition is achieved and a maximum of 34,496 restricted stock units would vest if the Maximum threshold performance condition is achieved.

(7) Mr. Berkett has 41,284 options which vest in equal installments over four years on each of January 1, 2008, 2009, 2010 and 2011.

(8) Mr. Berkett has 59,860 options which vest in equal installments over five years on each of January 1, 2008, 2009, 2010, 2011 and 2012.

(9) Mr. Berkett has 100,000 options which vest in equal installments over five years on each of September 10, 2008, 2009, 2010, 2011 and 2012.

(10) Mr. Kerrest exercised his right to terminate his employment with the Company on March 31, 2008. He had 200,000 options which were due to vest in equal installments over two years on each of September 20, 2008 and 2009. The 100,000 options due to vest on September 20, 2008 were accelerated in accordance with the terms of Mr. Kerrest's employment agreement. The remaining 100,000 options were forfeited.

(11) Mr. Kerrest had 24,466 restricted stock units granted to him under the Company's 2006 LTIP which vest in 2009 and 26,786 restricted stock units granted to him under the Company's 2007 LTIP which vest in 2010. Under the 2006 LTIP, 6,116 restricted stock units would vest if the Minimum threshold performance condition is achieved and a maximum of 24,466 restricted stock units would vest if the Maximum threshold performance condition is achieved. Under the 2007 LTIP, 6,697 restricted stock units would vest if the Minimum threshold performance condition is achieved and a maximum of 26,786 restricted stock units would vest if the Maximum threshold performance condition is achieved. Following the exercise by Mr. Kerrest of his right to terminate his employment with the Company, he will be entitled to receive a pro rata vesting of restricted stock units under the 2006 LTIP.

(12) Mr. Kerrest had 32,056 options which were due to vest in equal installments over four years on each of January 1, 2008, 2009, 2010 and 2011 and 8,014 of these options vested on January 1, 2008. The remaining options were forfeited.

(13) Mr. Kerrest had 46,480 options which were due to vest in equal installments over five years on each of January 1, 2008, 2009, 2010, 2011 and 2012 and 9,296 of these options vested on January 1, 2008. The remaining options were forfeited.

(14) Mr. Hall has 45,000 shares of restricted stock which vest in equal installments over two years on March 15, 2008 and 2009.

(15) Mr. Hall has 11,215 restricted stock units granted to him under the Company's 2005 LTIP, 22,242 restricted stock units granted to him under the Company's 2006 LTIP which vest in 2009 and 25,974 restricted stock units granted to him under the Company's 2007 LTIP which vest in 2010. The performance condition under the 2005 LTIP was not achieved and therefore 11,215 restricted stock units were forfeited and cancelled on February 6, 2008. Under the 2006 LTIP, 5,560 restricted stock units would vest if the Minimum threshold performance condition is achieved and a maximum of 22,242 restricted stock units would vest if the Maximum threshold performance

condition is achieved. Under the 2007 LTIP, 6,487 restricted stock units would vest if the Minimum threshold performance condition is achieved and a maximum of 25,974 restricted stock units would vest if the Maximum threshold performance condition is achieved.

(16) Mr. Hall has 19,358 options which vest in equal installments over three years on each of January 1, 2008, 2019 and 2010.

(17) Mr. Hall has 29,140 options which vest in equal installments over four years on each of January 1, 2008, 2009, 2010 and 2011.

(18) Mr. Hall has 100,000 options which vest in equal installments over two years on each of March 15, 2008 and 2009.

(19) Mr. Hall has 45,070 options which vest in equal installments over five years on each of September 10, 2008, 2009, 2010, 2011 and 2012.

(20) Mr. Wall has 240,000 options which vest in equal installments over four years on each of April 15, 2008, 2009, 2010 and 2011.

(21) Mr. Wall has 83,334 shares of restricted stock which vest in equal installments over two years on each of March 1, 2008 and 2009, subject to the satisfaction of annual performance conditions. The performance conditions in respect of 2007 were not achieved and therefore 41,667 shares were forfeited and cancelled.

(22) Mr. Wall has 33,996 options which vest in equal installments over four years on each of January 1, 2008, 2009, 2010 and 2011.

(23) Mr. Wall has 25,948 restricted stock units granted to him under the Company's 2006 LTIP which vest in 2009 and 28,410 restricted stock units granted to him under the Company's 2007 LTIP which vest in 2010. Under the 2006 LTIP, 6,487 restricted stock units would vest if the Minimum threshold performance condition is achieved and a maximum of 25,948 restricted stock units would vest if the Maximum threshold performance condition is achieved. Under the 2007 LTIP, 7,103 restricted stock units would vest if the Minimum threshold performance condition is achieved and a maximum of 28,410 restricted stock units would vest if the Maximum threshold performance condition is achieved.

(24) Mr. Wall has 49,295 options which vest in equal installments over five years on each of January 1, 2008, 2009, 2010, 2011 and 2012.

OPTION EXERCISES AND STOCK VESTED

The following table summarizes, for each of the named executive officers listed, (1) stock option exercises during 2007, including the number of shares acquired on exercise and the value realized, and (2) restricted stock vestings that occurred during 2007, including the number of shares acquired on vesting and the value realized, each before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
James F. Mooney(1)	—	—	249,164	6,007,962
Stephen A. Burch(2)	—	—	250,000	6,292,500
Neil A. Berkett(3)	—	—	41,666	1,039,150
Bryan H. Hall(4)	—	—	22,500	563,400
Malcolm R. Wall(5)	—	—	33,333	850,325

(1) Mr. Mooney acquired the following number of shares on the vesting of restricted stock: 10,414 shares on January 16, 2007 with a mid-market share price of $25.30; 125,000 shares on April 30, 2007 with a mid-market share price of $25.49; and 113,750 shares on September 14, 2007 with a mid-market share price of $22.49.

(2) Mr. Burch acquired the following number of shares on the vesting of restricted stock: 125,000 shares on January 16, 2007 with a mid-market share price of $25.30 and a further 125,000 shares on March 15, 2007 with a mid-market share price of $25.04.

(3) Mr. Berkett acquired 41,666 shares on the vesting of restricted stock on March 16, 2007 with a mid-market share price of $24.94.

(4) Mr. Hall acquired 22,500 shares on the vesting of restricted stock on March 15, 2007 with a mid-market share price of $25.04.

(5) Mr. Wall acquired 33,333 shares on the vesting of restricted stock on March 1, 2007 with a mid-market share price of $25.51.

These shares of restricted stock were issued under the Virgin Media 2006 Stock Incentive Plan which uses the mid-market price of the common stock on the vesting date to calculate the value realized from the restricted stock vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Severance and Change in Control Benefits Provided Pursuant to Employment Agreements

James F. Mooney

Under his employment agreement, we are obligated to provide Mr. Mooney with the following severance payments and benefits upon termination of his employment under the indicated circumstances while the employment agreement is in effect:

- Termination by the Company without cause: Earned but unpaid base salary and an amount equal to such reasonable and necessary business expenses incurred by Mr. Mooney prior to the termination date; base salary and bonus continuation for one year; as to two-thirds (or 750,000) of the shares of restricted stock granted to Mr. Mooney in connection with the amendment and restatement of his employment agreement with vesting based on annual performance conditions, accelerated vesting of that portion of the award that is due to vest within one year following the termination date and forfeiture of the balance; as to the remaining one-third (or 375,000) of the shares of restricted stock granted to Mr. Mooney with vesting based on three-year performance conditions, accelerated vesting of one-third with the compensation committee or the board of directors retaining the discretion to vest some or all of the balance; health insurance and life insurance according to our normal policies regarding these benefits; and travel expenses.
- Termination for death or disability, cause, or by mutual agreement of the parties: Earned but unpaid base salary and an amount equal to such reasonable and necessary business expenses incurred by Mr. Mooney prior to the termination date.

In addition, Mr. Mooney will be subject to non-competition and non-solicitation covenants that survive for twelve months following his termination of employment with us.

Upon a change in control of the Company, two-thirds (or 750,000) of the shares of restricted stock granted to Mr. Mooney with vesting based on annual performance conditions will vest immediately. The remaining one-third (or 375,000) shares of restricted stock with vesting based on three-year performance conditions vest as follows: 250,000 shares of restricted stock would have vested if the change in control had occurred during 2007, with the compensation committee or board of directors having the discretion to vest all or any part of the additional shares; and 375,000 shares of restricted stock will vest if the change in control occurs in 2008.

Mr. Mooney has 270,898 vested options and does not have any unvested options. Upon a termination without cause, Mr. Mooney would have three months from the termination date to exercise his vested options. Upon a termination for cause, Mr. Mooney's vested options would be forfeited. Upon death or disability, Mr. Mooney or his estate would have one year to exercise his vested options.

The following table sets forth the estimated aggregate amount of the payments discussed above assuming a termination or change in control date of December 31, 2007, the last business day in 2007, and a closing share price of $17.14 per share on December 31, 2007.

Benefit(1)	Termination without Cause ($)	Termination for Cause ($)	Death or Disability/By Mutual Agreement ($)	Change in Control/ Acceleration Event ($)
Severance Payment	1,250,000(2)	—	—	1,250,000(2)
Restricted Stock	6,427,500(3)	—	—	12,855,000(4)
Options	—	—	—	—

(1) Mr. Mooney would be entitled to base salary, accrued and unpaid vacation, and contractual benefits to the termination date.

(2) Mr. Mooney would be entitled to one year of his base salary of $1,250,000. As the Qualifying Gate was not achieved, Mr. Mooney would not be entitled to any bonus payment under the 2007 Bonus Scheme.

(3) Assuming the performance conditions are met, Mr. Mooney's 250,000 shares of performance-based restricted stock with performance conditions based on the 2007 fiscal year and 125,000 shares (or one-third) of his performance-based restricted stock subject to three-year performance conditions would vest. The remaining shares would be forfeited.

(4) Upon an Acceleration Event (as such term is defined in the Virgin Media 2006 Stock Incentive Plan), Mr. Mooney's 500,000 unvested shares of restricted stock based on annual performance conditions for 2007 and 2008 would vest and 250,000 shares (or two-thirds) of his performance-based restricted stock subject to three-year performance conditions would vest. Each of the compensation committee and the board has the discretion to vest the remaining unvested shares of restricted stock.

Neil A. Berkett

Under his employment agreement, we are obligated to provide Mr. Berkett with the following severance payments and benefits upon termination of his employment under the indicated circumstances:

- Termination other than cause and in lieu of the notice period: Base salary, car and fuel allowance, medical and dental premiums and holiday pay, pension contributions, and the Company will have the discretion to pay to Mr. Berkett a pro rata amount of his annual bonus. The notice period for a termination by the Company is twelve months and for a termination by Mr. Berkett is six months.
- Termination for cause: Earned but unpaid salary and benefits.

Mr. Berkett will be subject to non-competition and non-solicitation covenants that survive for eighteen months following his termination of employment with us.

If a change of control occurs, all of Mr. Berkett's stock options will become fully vested and all of the shares of restricted stock granted to Mr. Berkett with his employment agreement will become fully vested. If, within one year following the change of control, Mr. Berkett's employment is terminated without cause, he will be entitled to a lump-sum payment equal to two times his base salary. No other termination payments will apply.

Mr. Berkett has 310,321 vested options and 501,144 unvested options. Upon a termination without cause, Mr. Berkett would have three months from the termination date to exercise his vested options. Upon a termination for cause, Mr. Berkett's vested and unvested options would be forfeited. Upon death or disability, Mr. Berkett or his estate would have one year to exercise his vested options.

Upon cessation of employment for whatever reason or upon a change in control, Mr. Berkett's unvested 66,006 restricted stock units would be forfeited.

The following table sets forth the estimated aggregate amount of the payments discussed above assuming a termination or change in control date of December 31, 2007, the last business day in 2007,

and a closing share price of $17.14 per share on December 31, 2007. *All amounts in this table payable in pounds sterling have been translated into U.S. dollars at a rate of $2.0017 per £1.00.*

Benefit(1)	Termination other than Cause and in Lieu of the Notice Period ($)	Termination for Cause ($)	Death or Disability ($)	Change in Control/ Acceleration Event ($)
Severance Payment	1,129,194(2)	—	—	1,701,445(3)
Restricted Stock	—	—	—	1,428,345(4)
Options	—	—	—	—(5)
Restricted Stock Units	—	—	—	—

(1) Mr. Berkett would be entitled to base salary, accrued and unpaid vacation, and contractual benefits to the termination date.

(2) The Company is required to give Mr. Berkett twelve months' notice of his termination or may pay Mr. Berkett in lieu of notice. Mr. Berkett would be entitled to his base salary for the notice period, plus contractual benefits such as car and fuel allowance, pension contribution, medical and dental premiums and holiday pay. The amount included in the table is based on Mr. Berkett's 2007 compensation.

(3) Assuming Mr. Berkett is terminated without cause within one year of a change in control, Mr. Berkett would be entitled to two times his base salary of £425,000.

(4) Upon an Acceleration Event in 2007, Mr. Berkett's 83,334 unvested shares of restricted stock would vest.

(5) As the exercise prices of Mr. Berkett's unvested options are greater than the closing share price on December 31, 2007, we have assumed that these options would not be exercised.

Bryan H. Hall

Under his employment agreement, we are obligated to provide Mr. Hall with the following severance payments and benefits upon termination of his employment under the indicated circumstances:

- Termination without cause or constructive termination without cause: Earned but unpaid annual base salary and cash bonus and, upon the execution of a general release of claims in favor of the Company, a lump-sum severance payment equal to three times his annual base salary and continued medical benefits for one year from the date of termination.
- Termination by the Company for cause or upon termination by Mr. Hall with 30 days' notice (other than a constructive termination without cause): Earned but unpaid base salary and benefits.
- Termination for death or disability: Earned but unpaid base salary and benefits plus death or disability pursuant to the plans and programs of the Company.
- Termination upon non-renewal of term: Upon the execution of a general release of claims in favor of the Company, Mr. Hall would be entitled to a lump-sum severance payment equal to one-half of his annual base salary. Mr. Hall would also be entitled to receive an additional one month of base salary for each month that he remains unemployed following the end of the six-month period following termination, up to an additional six months of base salary.

Mr. Hall would be subject to non-competition and non-solicitation covenants that survive for eighteen months following his termination of employment with us.

The agreement provides that if within one year following the change of control he was terminated without cause, the termination would be considered a constructive termination without cause and he would be entitled to a lump-sum payment equal to three times his base salary. If a change of control occurred, all of Mr. Hall's stock options and restricted stock would become fully vested.

Mr. Hall has 220,189 vested options and 193,568 unvested options. Upon a termination without cause, Mr. Hall would have three months from the termination date to exercise his vested options. Upon a termination for cause, Mr. Hall's vested and unvested options would be forfeited. Upon death or disability, Mr. Hall or his estate would have one year to exercise his vested options.

Upon cessation of employment for whatever reason or upon a change in control, Mr. Hall's unvested 59,431 restricted stock units would be forfeited.

The following table sets forth the estimated aggregate amount of the payments discussed above assuming a termination or change in control date of December 31, 2007, the last business day in 2007, and a closing share price of $17.14 per share on December 31, 2007. *All amounts in this table payable in pounds sterling have been translated into U.S. dollars at a rate of $2.0017 per £1.00.*

Benefit(1)	Termination without Cause ($)	Death or Disability ($)	Non-renewal of Term ($)	Termination for Cause ($)	Change in Control/ Acceleration Event ($)
Severance Payment	1,979,281(2)	—	659,760(3)	—	1,979,281(4)
Restricted Stock	—	—	—	—	771,300(5)
Options	—	—	—	—	—(6)
Restricted Stock Units	—	—	—	—	—

(1) Mr. Hall would be entitled to base salary, accrued and unpaid vacation, and contractual benefits to the termination date.

(2) Mr. Hall would be entitled to three times his base salary of £329,600.

(3) Mr. Hall would entitled to one-half of his annual base salary and an additional one month of base salary for each month that he remains unemployed following the end of the six-month period after termination up to a maximum of one times his annual base salary of £329,600.

(4) If Mr. Hall is terminated without cause within one year of a change in control, it would be considered a constructive termination without cause and he would be entitled to three times his annual base salary of £329,600.

(5) Upon an Acceleration Event, Mr. Hall's 45,000 unvested shares of restricted stock would vest.

(6) As the exercise prices of Mr. Hall's unvested options are greater than the closing share price on December 31, 2007, we have assumed that these options would not be exercised.

Malcolm R. Wall

Under his employment agreement, we are obligated to provide Mr. Wall with the following severance payments and benefits upon termination of his employment under the indicated circumstances:

- Termination other than cause and in lieu of the notice period: Base salary, car allowance, pension and executive retirement scheme contributions, and a pro rata amount of his annual bonus. The notice period for a termination by the Company is twelve months and for a termination by Mr. Wall is twelve months.
- Termination for cause: Earned but unpaid salary and benefits.

Mr. Wall will be subject to non-competition and non-solicitation covenants that survive for twelve months following his termination of employment with us.

If a change of control occurs, all of Mr. Wall's stock options will become fully vested and all of the shares of restricted stock granted to Mr. Wall with his employment agreement will become fully vested.

Mr. Wall has 143,499 vested options and 323,291 unvested options. Upon a termination without cause, Mr. Wall would have three months from the termination date to exercise his vested options. Upon a termination for cause, Mr. Wall's vested and unvested options would be forfeited. Upon death or disability, Mr. Wall or his estate would have one year to exercise his vested options.

Upon cessation of employment for whatever reason or upon a change in control, Mr. Wall's unvested 54,358 restricted stock units would be forfeited.

The following table sets forth the estimated aggregate amount of the payments discussed above assuming a termination or change in control date of December 31, 2007, the last business day in 2007, and a closing share price of $17.14 per share on December 31, 2007. *All amounts in this table payable in pounds sterling have been translated into U.S. dollars at a rate of $2.0017 per £1.00.*

Benefit(1)	Termination other than Cause and in Lieu of the Notice Period ($)	Termination for Cause ($)	Death or Disability ($)	Change in Control/ Acceleration Event ($)
Severance Payment	843,416(2)	—	—	—
Restricted Stock	—	—	—	1,428,345(3)
Options	—	—	—	—(4)
Restricted Stock Units	—	—	—	—

(1) Mr. Wall would be entitled to base salary, accrued and unpaid vacation, and contractual benefits to the termination date.

(2) The Company is required to give Mr. Wall twelve months' notice of his termination or may pay Mr. Wall in lieu of notice. Mr. Wall would be entitled to his base salary for the period, plus contractual benefits such as car allowance, pension contribution, medical and dental premiums and accrued and unpaid vacation to the termination date. The amount included in the table is based on Mr. Wall's 2007 compensation.

(3) Upon an Acceleration Event (as such term is defined in the Virgin Media 2006 Stock Incentive Plan) in 2007, Mr. Wall's 83,334 unvested shares of restricted stock would vest.

(4) As the exercise prices of Mr. Wall's unvested options are greater than the closing share price on December 31, 2007, we have assumed that these options would not be exercised.

Jacques D. Kerrest

The Company and Mr. Kerrest agreed to an extension of his employment agreement on December 18, 2007. In the extension agreement, Mr. Kerrest had the right to terminate his employment and Mr. Kerrest exercised this right, effective March 31, 2008. Consistent with the provisions of his employment agreement, Mr. Kerrest is entitled to a lump-sum payment equal to fifteen calendar months of base salary (or $850,473) as consideration for his execution of a general release. Mr. Kerrest is entitled to a pro rata payment in respect of the 2008 Bonus Scheme and a pro rata vesting of restricted stock units subject to the achievement of the performance conditions under the 2006 LTIP. Mr. Kerrest also received accelerated vesting of 100,000 options that were scheduled to vest in September 2008. His remaining unvested options and restricted stock units were forfeited. In addition, Mr. Kerrest is entitled to continued medical benefits under the terms of the Company's plans

for fifteen months. Mr. Kerrest is subject to non-competition and non-solicitation covenants that survive for eighteen months following his termination of employment with us.

Pursuant to his employment agreement (as extended by the extension agreement dated December 18, 2007), we were obligated to provide Mr. Kerrest with the following severance payments and benefits upon termination of his employment under the indicated circumstances:

- Termination without cause or constructive termination without cause: Earned but unpaid annual base salary and cash bonus and, upon the execution of a general release of claims in favor of the Company, a lump-sum severance payment equal to three times his annual base salary, or, if the termination took place on or after March 31, 2008, a lump-sum severance payment equal to fifteen calendar months of base salary.
- Termination by the Company for cause or upon termination by Mr. Kerrest with 30 days' notice (other than a constructive termination without cause): Earned but unpaid base salary and benefits.
- Termination for death or disability: Earned but unpaid base salary and benefits plus death or disability pursuant to the plans and programs of the Company.
- Termination upon non-renewal of term or upon exercise by Mr. Kerrest of his right to terminate his employment: Upon the execution of a general release of claims in favor of the Company, Mr. Kerrest was entitled to a lump-sum severance payment equal to one-half of his annual base salary. Mr. Kerrest was also entitled to receive an additional one month of base salary for each month that he remains unemployed following the end of the six-month period following termination, up to an additional six months of base salary, or, if the termination by the Company took place on or after March 31, 2008 or by Mr. Kerrest on or after March 1, 2008 on 30 days' notice, a lump-sum severance payment equal to fifteen calendar months of base salary.

The agreement provided that if a change of control occurred, all of Mr. Kerrest's stock options would become fully vested. It further provided that if within one year following the change of control he was terminated without cause, the termination would be considered a constructive termination without cause and he would be entitled to a lump-sum payment equal to three times his base salary or, if the termination took place on or after March 31, 2008, a lump-sum severance payment equal to fifteen calendar months of base salary.

Mr. Kerrest had 308,014 vested options and 278,536 unvested options as of December 31, 2007. Upon a termination without cause, Mr. Kerrest would have had three months from the termination date to exercise his vested options. Upon a termination for cause, Mr. Kerrest's vested and unvested options would be forfeited. Upon death or disability, Mr. Kerrest or his estate would have had one year to exercise his vested options.

Upon cessation of employment for whatever reason or upon a change in control, Mr. Kerrest's 26,786 unvested restricted stock units would be have been forfeited.

Stephen A. Burch

Mr. Burch's employment terminated by mutual agreement on August 21, 2007 and, in connection with the termination, we entered into an agreement with Mr. Burch. Under the agreement and upon the execution of a general release in favor of the Company, Mr. Burch was paid $1,500,000, representing two times his base salary, which is the amount he would have received had his contract been terminated without cause. Mr. Burch also received the right to retain:

- 250,000 vested shares of restricted stock; and

- 250,000 unvested shares of restricted stock; 125,000 of such unvested shares vesting on the earlier of January 15, 2008 and the day on which a change in control occurs and the remaining 125,000 of such unvested shares vesting on the earlier of March 15, 2008 and the day on which a change in control occurs, in each case so long as, prior to the applicable date of vesting, Mr. Burch had not breached any provision of the agreement entered into between him and the Company or the restrictive covenants under his employment agreement between us and Mr. Burch.

Mr. Burch forfeited 625,000 unvested shares of restricted stock and all rights thereto. In addition, Mr. Burch was subject to non-competition and non-solicitation covenants that survive for eighteen months following termination of employment.

Pursuant to his employment agreement, we were obligated to provide Mr. Burch with the following severance payments and benefits upon termination of his employment under the following circumstances:

- Termination by the Company without cause or constructive termination without cause: Earned but unpaid annual base salary and cash bonus and, upon the execution of a general release of claims in favor of the Company, a lump-sum severance payment equal to two times his annual base salary.
- Termination by the Company for cause: Earned but unpaid base salary and benefits.
- Termination for death or disability: Death or disability benefits (as applicable) pursuant to the plans, programs, policies and arrangements of the Company affiliated group as are then in effect with respect to executive officers.
- Termination upon non-renewal of term: Mr. Burch's employment agreement provided that his employment would end on December 31, 2008 unless he and the Company agreed otherwise. In such event, upon the execution of a general release of claims in favor of the Company, Mr. Burch would have been entitled to a lump-sum severance payment equal to one-half of his annual base salary. Mr. Burch would also have been entitled to receive an additional one month of base salary for each month that he remains unemployed following the end of the six-month period after termination, up to an additional six months of base salary. In addition, Mr. Burch would be entitled to his full bonus for the 2008 fiscal year.

If a change of control had occurred, all of Mr. Burch's shares of restricted stock would have become fully vested.

RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

We review relationships and transactions in which we and our significant stockholders, directors and executive officers or their immediate family members are participants. In 2007, we and our board of directors adopted a formal written related party transaction policy which requires the audit committee to review and, if appropriate, to approve or ratify any such transactions. Pursuant to the policy, the audit committee will review any transaction or series of transactions in which we are or will be a participant and the amount involved exceeds $120,000, and in which any of our directors or executive officers or a nominee for director, or any person who is known to the Company to be the beneficial owner of more than 5% of the Company's common stock, or any immediate family member of any of the foregoing persons, or any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in which such person has a 10% or greater beneficial ownership interest, had, has or will have a direct or indirect material interest, excluding certain exempt transactions. After its review the audit committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders, as the audit committee determines in good faith.

Related Party Transactions

The following are the related parties with which we have entered into transactions involving amounts in excess of $120,000 as described below. The transactions have been approved or ratified by either our audit committee or our board of directors. The revenue and expense figures below are net of value added tax, or VAT, and have been translated into U.S. dollars at a rate of $2.0017 per £1.00.

Virgin Group Companies

Virgin Entertainment Investment Holdings Limited, or VEIH, became a holder of our common stock on July 4, 2006 as a result of our acquisition of Virgin Mobile on that date. As of December 31, 2007, VEIH, which is indirectly owned by trusts whose principal beneficiaries are Sir Richard Branson and members of his family, owned 10.5% of our common stock. We have entered into various ordinary course transactions with other Virgin Group companies. The transactions described below are those in which affiliates of VEIH had a material interest, whether direct or indirect.

Trademark License Agreement with Virgin Enterprises Limited

On April 3, 2006, we entered into a trademark license agreement with Virgin Enterprises Limited, or VEL, under which we are entitled to use the Virgin Media name and to use certain Virgin trademarks within the United Kingdom and Ireland. The license entitles us to use the "Virgin" name for the TV, broadband internet, telephone and mobile phone services we provide to our residential customers, as well as the acquisition and branding of sports, movies and other premium television content and the sale of certain communications equipment, such as set top boxes and cable modems. The agreement provides for a royalty of 0.25% per annum of our revenue from the relevant businesses, subject to a minimum annual royalty of £8.5 million (or $17.01 million). The agreement has a 30-year term. It can be terminated after 10 years on one year's notice, and is subject to earlier termination by us in certain other circumstances, including (subject to specified payments) upon a change of control. We incurred royalties owed to VEL of £8.5 million (or $17.01 million) in 2007.

With effect from February 8, 2007, we extended the trademark license agreement to permit our content subsidiary, formerly known as Flextech Television Limited, to use the "Virgin Media Television" name and marks. The agreement provides for a royalty of 0.25% per annum of Virgin Media TV's revenue, subject to a minimum annual royalty of £200,000 (or $400,340). We incurred royalties owed to VEL of £218,000 (or $436,371) in 2007 under this aspect of the license agreement. This agreement

includes a permission for our business services division, which does not trade under the "Virgin" name, but rather under the name ntl:Telewest Business, to make certain non-material incidental use of the "Virgin" name and the "virginmedia.co.uk" email address for those of our employees who work within that division, for a period of 12 months to February 8, 2008. On February 12, 2008, VEL agreed to extend this arrangement for a further 6 months to August 8, 2008. These arrangements provide for a royalty of £100,000 (or $200,170) for the initial 12 months of usage, followed by a royalty of £50,000 (or $100,085) for the further 6 months' usage. We incurred royalties owed to VEL of £89,315 (or $178,782) in 2007 in respect of this aspect of the license agreement.

With effect from October 1, 2007, we further extended the trademark license agreement to use the "Virgin" name for our recently launched television channel, Virgin 1. The agreement provides for a royalty of 0.5% per annum of revenues we receive with respect to Virgin 1, subject to a minimum annual royalty of £100,000 (or $200,170). We incurred royalties owed to VEL of £25,000 (or $50,043) in 2007 under this license agreement.

Service Agreement with Virgin Retail Limited

We had agreements with Virgin Retail Limited, or VRL, relating to sales of our communications services (notably mobile telephony, but expanding to include internet, television and fixed line telephony), through the various Virgin Megastores. On September 17, 2007, Virgin Group sold its interest in Virgin Megastores and VRL ceased to be a related party. We incurred expenses of £2.3 million (or $4.6 million) during the period to September 2007 under these agreements. As part of the agreements, VRL passed through proceeds on sales of handsets, vouchers and other stock items to us. We recognized revenues from these agreements totaling approximately £6.5 million (or $13.01 million) during the period to September 2007.

Service Agreement with Virgin Group Investments Limited

We also have an agreement with Virgin Group Investments Limited, Sir Richard Branson's employer, and Virgin Management Limited, relating to personal public appearances by Sir Richard to promote us and our services. We are obligated to pay an annual fee of £100,000 (or $200,170) under this agreement.

Other Ordinary Course Agreements with VEIH and VEL Affiliates

We have entered into a number of agreements with VEL affiliates in the ordinary course of business. These include the following:

(i) a license from Voyager Group Limited, an affiliate of VEL, to occupy the 5th Floor, The Communications Building, 48 Leicester Square, London, in return for which we pay a license fee. This space was occupied by Virgin Mobile prior to our acquisition of that company. We incurred expenses of approximately £466,000 (or $932,792) in 2007 under this agreement; and

(ii) a telecommunications services agreement with Virgin Atlantic Airways and Virgin Holidays. These contracts were entered into prior to VEL acquiring its interest in us. We had aggregate revenues of approximately £960,000 (or $1,921,632) in 2007 under these contracts.

Sales Promotions with Virgin Games

In 2006, we entered into promotional arrangements whereby the products and services of Virgin Games, a division of Virgin.com Limited, are promoted on our internet portal at www.virginmedia.com. We received payments of approximately £158,000 (or $316,269) from Virgin Games in 2007 in connection with these arrangements.

Advertising on Virgin Media TV Channels

In 2007, various Virgin Group companies advertised on our Virgin Media TV channels through their media agencies generating revenue to us of approximately £1.5 million (or $3 million).

Sparrowhawk Media

We carry a number of television channels on our cable platform owned by Sparrowhawk Media ("Sparrowhawk"). David Elstein, who was an independent director on our board of directors and a member of our audit committee, was acting CEO of Sparrowhawk for the period from February 12, 2007 through to the sale of Sparrowhawk to NBC Universal in October 2007. For the year ended December 31, 2007, we recognized expenses totaling approximately £2.2 million (or $4.4 million) in relation to these agreements.

Eden McCallum Limited

In 2007, we engaged Eden McCallum Limited ("Eden McCallum"), a consulting firm, to provide consultancy services relating to the rebrand to Virgin Media, the development of a new sales organization and the development of an existing customer pricing strategy. Dena McCallum, who is the wife of our director Gordon McCallum, is the Joint Managing Director of Eden McCallum Limited and is one of its main shareholders. We incurred consultancy expenses in 2007 under these arrangements totaling approximately £326,000 (or $652,554).

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of March 31, 2008, except as otherwise indicated in the footnotes to the table, information regarding the beneficial ownership of our common stock by:

- each person who is known by us to be the beneficial owner of more than 5% of our outstanding common stock;
- each of our present directors;
- each of our present executive officers;
- each executive officer named in the "Summary Compensation Table"; and
- all of our present directors and executive officers as a group.

Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent that power may be shared with a spouse. Unless otherwise indicated, the address for each individual listed below is 909 Third Avenue, Suite 2863, New York, New York 10022.

	Amount and Nature of Beneficial Ownership(1)			
Name	Common Stock	Warrants	Total	Percent Beneficially Owned(1)
5% Stockholders:				
Virgin Entertainment Investment Holdings Limited(2)	34,260,959	0	34,260,959	10.4%
Ameriprise Financial, Inc.(3)	33,858,653	0	33,858,653	10.3%
Franklin Mutual Advisers, LLC(4)	30,319,205	0	30,319,205	9.2%
SRM Fund Management (Cayman) Limited(5)	29,795,200	0	29,795,200	9.1%
France Télécom(6)	0	17,797,362	17,797,362	5.4%
Glenview Capital Management, LLC(7)	16,417,144	0	16,417,144	5.0%
Present Directors:				
Edwin M. Banks(8)	327,496	0	327,496	Under 1%
Jeffrey D. Benjamin(9)	409,890	0	409,890	Under 1%
Neil A. Berkett(10)	499,452	0	499,452	Under 1%
William R. Huff(11)	13,053,381	0	13,053,381	4.0%
Gordon D. McCallum(12)	93,750	0	93,750	Under 1%
James F. Mooney(13)	1,496,584	0	1,496,584	Under 1%
George R. Zoffinger(14)	312,500	0	312,500	Under 1%
Present Executive Officers that are not Directors:				
Andrew Barron	0	0	0	Nil
Robert C. Gale(15)	110,927	0	110,927	Under 1%
Charles K. Gallagher(16)	325,123	0	325,123	Under 1%
Bryan H. Hall(17)	399,105	0	399,105	Under 1%
Mark Schweitzer	0	0	0	Nil
Malcolm R. Wall(18)	337,548	0	337,548	Under 1%
J. Howard Watson(19)	130,984	0	130,984	Under 1%
Additional executive officers named in "Summary Compensation Table":				
Jacques D. Kerrest(20)	386,576	0	386,576	Under 1%
Stephen A. Burch(21)	173,674	0	173,674	Under 1%
All Present Directors and Executive Officers as a Group (14 persons):	17,496,740	0	17,496,740	5.3%

(1) Applicable percentage of beneficial ownership is based on 328,011,216 shares of common stock outstanding as of March 31, 2008.

(2) The information concerning Virgin Entertainment Investment Holdings Limited ("VEIHL") is based solely upon a Schedule 13D/A filed by Virgin Management Ltd. with the SEC on June 7, 2007. The address of VEIHL is La Motte Chambers, St. Helier, Jersey, JE1 1BJ, Channel Islands. The Schedule 13D/A was jointly filed by: (i) Deutsche Bank Trustee Services (Guernsey) Limited, a company governed under the laws of Guernsey, in its capacity as Trustee, and on behalf, of The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust, trusts governed under the laws of England and Wales; Abacus (C.I.) Limited, a company governed under the laws of Jersey, in its capacity as Trustee, and on behalf, of The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust, trusts governed under the laws of England and Wales; (ii) Cougar Investments Limited ("Cougar"), a Jersey company; (iii) Plough Investments Limited ("Plough"), a Jersey company; (iv) Sir Richard Charles Nicholas Branson ("Richard Branson"), a citizen of the United Kingdom; (v) Gamay Holdings Limited ("Gamay"), a British Virgin Islands holding company; (vi) Virgin Group Holdings Limited ("VGHL); (vii) Corvina Holdings Limited ("Corvina"), a British Virgin Islands corporation; and (viii) VEIHL, a British Virgin Islands holding company (collectively the "Virgin Group Reporting Persons"). Each of the Virgin Group Reporting Persons other than VEIHL does not directly own any shares of our common stock. Each of the Virgin Group Reporting Persons, however, has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to the voting, or disposal, of our common stock held by VEIHL. VEIHL, which directly holds the shares of our common stock, has the direct power to vote and dispose of such shares. On June 5, 2007, VEIHL entered into a prepaid collar arrangement (the "Collar Arrangement") with an unaffiliated third party buyer pursuant to which VEIHL wrote a covered call option and purchased a put option over 12,847,860 shares of common stock. Only one of the options can be in the money on June 5, 2009, or an earlier date if the parties agree to terminate the prepaid collar arrangement early (the "Expiration Date"), at which time the in-the-money option will be exercised (and, if it is the call option, settled in cash or in shares of common stock or, if it is the put option, settled in cash), and the other option will expire. If neither option is in the money on the Expiration Date, both options will expire. As part of the transaction, VEIHL has also received a prepayment of $224,872,294 (the "Prepayment Amount"), equal to the net present value of the amount that may be payable to VEIHL under the put option. This Prepayment Amount will be repayable by VEIHL on the Expiration Date. VEIHL has pledged 12,847,860 shares of common stock (the "Pledged Shares") to secure its obligations under the prepaid collar arrangement. VEIHL will retain voting rights and rights to ordinary dividends under the Pledged Shares during the term of the pledge. The amount of cash (or number of shares of common stock) to be delivered on the Expiration Date will be determined based upon the volume weighted average price of common stock on the 20 trading days immediately preceding the Expiration Date of the prepaid collar arrangement (the "Settlement Price"). The prepaid collar arrangement has a floor price of $19.68 (the "Floor Price") and a cap price of $31.98 (the "Cap Price"). If the Settlement Price is greater than the Cap Price on the Expiration Date, VEIHL will deliver cash (or shares of common stock) equal to the difference between the Settlement Price and the Cap Price multiplied by the number of shares of common stock underlying the prepaid collar arrangement. If the Settlement Price is less than the Floor Price on the Expiration Date, VEIHL will receive cash equal to the difference between the Floor Price and the Settlement Price multiplied by the number of shares of common stock underlying the prepaid collar arrangement. The default method of settlement under the prepaid collar arrangement is cash settlement rather than physical settlement.

(3) The information concerning Ameriprise Financial, Inc. is based solely upon a Schedule 13G/A filed by Ameriprise Financial, Inc. with the SEC on February 13, 2008. The address of Ameriprise Financial, Inc. is 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(4) The information concerning Franklin Mutual Advisers, LLC is based solely upon a Schedule 13D filed by Franklin Mutual Advisers, LLC with the SEC on May 10, 2007. The address of Franklin Mutual Advisers, LLC is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. Franklin

Mutual Advisers is an investment advisor registered under the Investment Advisers Act of 1940. Franklin Mutual Advisers is the investment advisor to investment companies or other managed accounts which are the beneficial owners of shares of our common stock. Pursuant to investment advisory agreements between Franklin Mutual Advisers and its advisory clients, Franklin Mutual Advisers is vested with all investment and voting power with respect to these shares.

(5) The information concerning SRM Fund Management (Cayman) Limited is based solely upon a Schedule 13D/A filed by Alston & Bird LLP with the SEC on January 16, 2008. The address of SRM Fund Management (Cayman) Limited is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The Schedule 13D/A was filed jointly by (i) SRM Global Master Fund Limited Partnership (the "Master Fund"), an exempted limited partnership established in the Cayman Islands, which is principally engaged in making investments in a broad range of assets; (ii) SRM Global Fund General Partner Limited (the "General Partner"), an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the general partner of the Master Fund; (iii) SRM Fund Management (Cayman) Limited (the "Investment Manager") an exempted company incorporated with limited liability in the Cayman Islands, which is principally engaged in the business of serving as the investment manager of the Master Fund with respect to the assets directly owned by the Master Fund and the Master Fund's day-to-day operation; and (iv) Jonathan Wood, a director and majority owner of the Investment Manager.

(6) The information concerning France Télécom is based solely upon a Schedule 13G filed by France Télécom with the SEC on March 12, 2003. The address of France Télécom is 6 Place d'Allerby, 75505 Paris, Cedex 15, France. France Télécom holds Series A warrants exercisable for 17,797,362 shares of our common stock through its indirect wholly owned subsidiary Rapp 26, a société anonyme organized under the laws of France. Our Series A warrants currently are exercisable at a price of $105.17 per share.

(7) The information concerning Glenview Capital Management, LLC is based solely upon a Schedule 13G/A filed by Glenview Capital Management, LLC with the SEC on February 14, 2008. The address of Glenview Capital Management, LLC is 767 Fifth Avenue, 44th Floor, New York, NY 10153. The Schedule 13G/A was jointly filed by Glenview Capital Management, LLC and Lawrence M. Robbins.

(8) Includes 14,996 shares of common stock and options to purchase 312,500 shares of common stock that are exercisable within 60 days after the date hereof.

(9) Includes 97,390 shares of common stock and options to purchase 312,500 shares of common stock that are exercisable within 60 days after the date hereof.

(10) Includes 59,165 shares of common stock, 41,667 time-based shares of restricted stock held in escrow, 66,006 performance-based restricted stock units, and options to purchase 332,614 shares of common stock that are exercisable within 60 days after the date hereof.

(11) The information concerning W. R. Huff Asset Management Co., L.L.C. ("Huff Asset Management") is based solely upon a Form 13F filed by Huff Asset Management with the SEC on February 14, 2008. Mr. Huff, one of our directors, is the principal and president of Huff Asset Management. Mr. Huff possesses sole power to vote and direct the disposition of all of our securities held by or on behalf of Huff Asset Management, a Delaware limited liability company, and certain other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities") for their clients and/or on behalf of separately managed accounts (collectively, the "Huff Accounts"), subject to internal screening and other securities law compliance procedures. Huff Asset Management is an investment manager with discretionary authority over separate accounts that own the shares. The Huff Accounts have been issued and/or have acquired, in the aggregate, 12,740,881 shares of our common stock (the "Huff Shares"). Mr. Huff individually holds options to purchase 312,500 shares of common stock that are exercisable within 60 days after the date hereof. Thus, for the purposes

of Reg. Section 240,13d-3, Mr. Huff is deemed to beneficially own 13,053,381 shares, or approximately 4% of our shares outstanding. Mr. Huff's interest in the Huff Shares is limited to his pecuniary interest in the Huff Entities and for the Huff Accounts.

(12) Includes options to purchase 93,750 shares of common stock that are exercisable within 60 days after the date hereof which are held in trust for the benefit of Virgin Enterprises Limited.

(13) Includes 350,686 shares of common stock, 875,000 performance-based shares of restricted stock held in escrow, and options to purchase 270,898 shares of common stock that are exercisable within 60 days after the date hereof.

(14) Includes options to purchase 312,500 shares of common stock that are exercisable within 60 days after the date hereof.

(15) Includes 16,732 shares of common stock, 3,741 time-based shares of restricted stock held in escrow, 26,930 performance-based restricted stock units, and options to purchase 63,524 shares of common stock that are exercisable within 60 days after the date hereof.

(16) Includes 12,623 shares of common stock and options to purchase 312,500 shares of common stock that are exercisable within 60 days after the date hereof.

(17) Includes 35,448 shares of common stock, 22,500 time-based shares of restricted stock held in escrow, 48,216 performance-based restricted stock units, and options to purchase 292,941 shares of common stock that are exercisable within 60 days after the date hereof.

(18) Includes 19,666 shares of common stock, 41,667 performance-based shares of restricted stock held in escrow, 54,358 performance-based restricted stock units, and options to purchase 221,857 shares of common stock that are exercisable within 60 days after the date hereof.

(19) Includes 21,074 shares of common stock, 44,792 performance-based restricted stock units, and options to purchase 65,118 shares of common stock that are exercisable within 60 days after the date hereof.

(20) Includes 10,000 shares of common stock, 51,252 performance-based restricted stock units, and options to purchase 325,324 shares of common stock that are exercisable within 60 days after the date hereof.

(21) The information concerning Mr. Burch is based solely upon information provided by Mr. Burch.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file with the SEC, and with each exchange on which our common stock trades, initial and annual reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% beneficial owners are required by the SEC's regulations to furnish us with a copy of all Section 16(a) forms and reports they file.

To our knowledge, based solely on a review of reports furnished to us and written representations that no other reports were required during this financial year ended December 31, 2007, our officers, directors and greater than 10% beneficial owners complied with all Section 16(a) filing requirements applicable to them except that: Stephen A. Burch was late in filing a Form 4 relating to his restricted stock disposal (shares withheld to satisfy tax withholding obligations) in March 2007 and a Form 4 relating to his grant of restricted stock in April 2007; Bryan H. Hall and Malcolm R. Wall were each late in filing a Form 4 relating to their restricted stock disposal (shares withheld to satisfy tax withholding obligations) in March 2007 and a Form 4 relating to their grant of stock options in May 2007; Neil A. Berkett, Robert C. Gale and Jacques D. Kerrest were each late in filing a Form 4 relating to their grant of stock options in May 2007; Edwin M. Banks was late in filing a Form 4

relating to the increase in the exercise price of certain stock options agreed in December 2007; and David K. Elstein was late in filing a Form 4 relating to his exercise of stock options in December 2007.

AUDIT COMMITTEE REPORT

The audit committee has reviewed and discussed with management the Company's audited financial statements for the fiscal year ended December 31, 2007, which are included in the annual report on Form 10-K. The audit committee has discussed with Ernst & Young LLP ("Ernst & Young"), the Company's independent registered public accounting firm the matters required to be discussed under the Statement on Auditing Standards No. 61, as amended, which include, among other items, matters related to the conduct of the audit of the Company's financial statements.

The audit committee has also discussed with Ernst & Young its independence relative to the Company and received and reviewed written disclosures and the letter from Ernst & Young required by the Independence Standards Board Standard No. 1, which relates to Ernst & Young's independence relative to the Company.

Based on the foregoing discussions and review, the audit committee recommended to the board of directors that the audited financial statements for the fiscal year ended December 31, 2007 be included in the Company's annual report on Form 10-K for filing with the Securities and Exchange Commission.

The Audit Committee
George R. Zoffinger, Chairman
Edwin M. Banks
Jeffrey D. Benjamin

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2009 annual meeting pursuant to Rule 14a-8 under the Exchange Act must be received by us at the address set forth on the first page of this proxy statement on or before December 14, 2008 to be considered for inclusion in our proxy statement and form of proxy relating to that meeting. Rules of the SEC set forth standards for the exclusion of some stockholder proposals from a proxy statement for an annual meeting.

Pursuant to the advance notice requirements set forth in Article II, Section 4 of our by-laws, we will consider notices of stockholder proposals to be brought before the 2009 annual meeting submitted outside the processes of Rule 14a-8 under the Exchange Act to be timely if we receive such notices not less than 75 days nor more than 90 days prior to the first anniversary of the 2008 annual meeting of stockholders. However, if the date of the 2009 annual meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the 2008 annual meeting, we will consider notices of stockholder proposals to be timely if we receive them not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made, whichever first occurs. You must be a stockholder of record on the date you give the notice and on the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting.

The stockholder's notice must set forth as to each matter the stockholder proposes to bring before the annual meeting:

- a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;
- the name and record address of the stockholder proposing the business;
- the class or series and number of shares of our capital stock which are owned beneficially or of record by the stockholder;
- a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business and any material interest of the stockholder in such business; and
- a representation that such stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

The proposal or notice should be directed to the attention of the Secretary, Virgin Media Inc., 909 Third Avenue, Suite 2863, New York, New York 10022.

No business proposed by a stockholder will be conducted at the annual meeting except business brought before the meeting in accordance with the procedures set forth in Article II, Section 4 of our by-laws summarized above or under Rule 14a-8 under the Exchange Act. An officer of ours presiding at the meeting shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of Article II, Section 4 of our by-laws, and if the officer so determines, the officer shall declare to the meeting that any such business not properly brought before the meeting shall not be transacted.

FORM 10-K

Our annual report on Form 10-K for the fiscal year ended December 31, 2007 is available at *www.virginmedia.com/investors*. We will mail without charge, upon written request, a copy of such annual report, including the financial statements, financial statement schedules and list of exhibits, and any particular exhibit specifically requested. Requests should be sent to:

Richard Williams
Virgin Media Inc.—Director Investor Relations
909 Third Avenue
Suite 2863
New York, New York 10022
Tel: +1 212 906 8447
Fax: +1 212 752 1157

DELIVERY OF DOCUMENTS TO BENEFICIAL STOCKHOLDERS SHARING AN ADDRESS

The Company has adopted the process called "householding" for mailing the Notice to beneficial stockholders in order to reduce printing costs and postage fees. Householding means that stockholders who share the same last name and address will receive only one copy of the Notice, unless we have received contrary instructions from any stockholder at that address. The Company will provide separate identification or control numbers for each account at the shared address to each stockholder of record.

If you prefer to receive multiple copies of the Notice at the same address, additional copies will be provided to you promptly upon written or oral request. If you are a stockholder of record, you may contact us by writing to Richard Williams, Virgin Media Inc.—Director Investor Relations, 909 Third Avenue Suite 2863, New York, New York 10022, tel: +1 212 906 8447, fax: +1 212 7524. Eligible beneficial stockholders receiving multiple copies of the Notice can request householding by contacting the Company in the same manner.

If you are a beneficial owner, you can request additional copies of the Notice or you can request householding by notifying your broker, bank or nominee.

OTHER BUSINESS

The board of directors is not aware of any other matters other than those set forth in this proxy statement that will be presented for action at the annual meeting and does not intend to bring any other matters before the annual meeting. However, if any other matters should properly come before the annual meeting, or at any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters as they, in their discretion, may determine.

By order of the board of directors,



James F. Mooney
Chairman

New York, New York
April 8, 2008

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF VIRGIN MEDIA INC.

I. PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Virgin Media Inc. (the "Company") is to oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.

II. COMPOSITION OF THE COMMITTEE

The Committee shall be comprised of three or more directors as determined by resolution of the Board, each of whom will be "independent" as required by the Nasdaq Marketplace Rules, the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission (the "SEC").

Each member of the Committee must be able to read and understand fundamental financial statements. Further, at least one member of the Committee must be a "financial expert", as such term is defined in the rules and regulations of the SEC, as the Board interprets such requirement in its business judgment.

The members of the Committee and its chairperson shall be nominated by the Executive Committee of the Board and elected by a majority vote of the Board, who shall serve on the Committee until such member resigns or is removed. Any vacancy on the Committee shall be filled by a majority vote of the Board at its next meeting following the occurrence of the vacancy.

III. MEETINGS AND PROCEDURES OF THE COMMITTEE

The Committee shall fix its own rules of procedure, which shall be consistent with the By-laws of the Company and this Charter. The Committee shall meet as often as it determines appropriate but not less frequently than once every fiscal quarter and may hold special meetings as circumstances require. The Committee may meet separately in special session on a periodic basis with management and the Company's independent auditors to discuss any matters that the Committee or either of these groups believe should be discussed privately.

A majority of the Committee members participating in a meeting shall constitute a quorum. The Committee may form and delegate authority to subcommittees when appropriate. Minutes shall be kept for each meeting of the Committee.

IV. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

The following are within the authority of the Committee:

1. The Committee shall be directly responsible for the appointment, compensation and oversight of the Company's independent auditors. The independent auditors shall report directly to the Committee.
2. The Committee shall approve in advance all audit engagements and the terms thereof and, except as otherwise permitted under applicable laws and regulations, all permissible non-audit services by independent auditors. Approval of audit and permissible non-audit services may also be delegated to one or more designated members of the Committee, and the person(s) granting such approval shall report such approval to the full Committee at the next scheduled meeting.

3. The Committee shall obtain from the independent auditors at least annually a formal written statement delineating all relationships between the auditor and the Company and discuss with the auditor any disclosed relationships or services that may impact auditor objectivity and independence (consistent with Independence Standards Board Standard No. 1).

4. The Committee shall oversee the independence of the independent auditors by actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services (per item 3 above) that may impact the objectivity and independence of the independent auditors, and taking, or recommending that the full Board take, appropriate action to satisfy itself of the auditors' independence.

5. The Committee shall review the following:

(i) all critical accounting policies and practices used by the Company, including analyses of the effects of alternative treatments or treatments preferred by the independent auditors of financial information discussed by the independent auditors and management and the effects of alternative disclosures and GAAP methods on the Company's financial statements; and

(ii) all other material written communications between the independent auditors and management, such as any "management" or "internal control" letter prepared by the independent auditors or schedule of unadjusted differences.

6. The Committee shall review and approve the Company's audited annual financial statements, quarterly financial statements and, as they deem appropriate, filings required under the federal securities laws; and the Committee shall review any major issues related thereto.

7. The Committee shall attempt to resolve all disagreements between the independent auditors and management regarding financial reporting.

8. The Committee shall review and evaluate on a regular basis the adequacy and effectiveness of the Company's internal control structure and procedures for financial reporting and disclosure controls and procedures, and discuss with the independent auditors and management the annual internal control report made by management, and attested to by the independent auditors, that assesses such internal control structures and procedures.

9. The Committee shall prepare the report required by the rules and regulations of the SEC to be included in the Company's annual proxy statement.

10. The Committee shall review the Company's policies relating to the avoidance of conflicts of interest and monitor compliance with the Company's Code of Conduct and Code of Ethics; unless otherwise approved by the Board, the Committee shall approve all changes to or waivers of the Company's Code of Conduct and Code of Ethics for executive officers or directors and must promptly disclose their existence and terms, as required by any law, regulation or Nasdaq listing standard.

11. The Committee shall establish procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of communications regarding questionable accounting or auditing matters.

12. The Committee shall engage and determine funding for such independent professional advisers and counsel as the Committee determines are appropriate to carry out its functions hereunder, the cost of which shall be borne by the Company.

13. The Committee shall review and approve all related-party transactions on an ongoing basis, other than such transactions which are approved by a comparable body of the Board.

14. The Committee shall perform such additional activities as may be required by applicable law or Nasdaq Marketplace Rules, and shall consider such other matters, as the Committee or the Board deems necessary or appropriate.
15. The Committee shall reassess the adequacy of this Charter on an annual basis.

While the Committee has the duties and responsibilities set forth in this Charter, the Committee is not responsible for planning or conducting the audit or for determining whether the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Likewise, the Committee is not responsible for matters not disclosed or brought to its attention pursuant to the Company's Code of Conduct and Code of Ethics.

APPENDIX B

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF VIRGIN MEDIA INC.

I. *PURPOSE OF THE COMMITTEE*

The purposes of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Virgin Media Inc. (the "Company") shall be to oversee the Company's executive compensation.

II. *COMPOSITION OF THE COMMITTEE*

The Committee shall be comprised of three or more directors as determined by resolution of the Board, each of whom will be "independent" as required by the Nasdaq Marketplace Rules, a "non-employee director" within the meaning of Rule 16b-3(b)(3)(i) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and shall satisfy any other necessary standards of independence under the federal securities and tax laws.

The members of the Committee and its chairperson shall be nominated by the Executive Committee of the Board and elected by a majority vote of the Board, who shall serve on the Committee until such member resigns or is removed. Any vacancy on the Committee shall be filled by a majority vote of the Board at its next meeting following the occurrence of the vacancy.

III. *MEETINGS AND PROCEDURES OF THE COMMITTEE*

The Committee shall fix its own rules of procedure, which shall be consistent with the By-laws of the Company and this Charter. The Committee shall meet as provided by its rules and as often as it determines appropriate but not less frequently than two times annually and may hold special meetings as circumstances require. A majority of the Committee members participating in a meeting shall constitute a quorum. The Committee may form and delegate authority to subcommittees when appropriate. Minutes shall be kept for each meeting of the Committee.

IV. *COMMITTEE RESPONSIBILITIES*

The Committee shall have the following responsibilities:

1. The Committee shall review and approve on an annual basis the corporate goals and objectives with respect to compensation of the Chief Executive Officer ("CEO"). Unless otherwise determined by a majority of the "independent" (as defined by the Nasdaq Marketplace Rules) directors of the Board meeting in "executive session" (as defined by the Nasdaq Marketplace Rules), the Committee shall evaluate at least once a year the CEO's performance in light of these established goals and objectives and based upon these evaluations shall meet in "executive session" as defined in the Nasdaq Marketplace Rules to set the CEO's annual compensation, including salary, bonus, incentive and equity compensation.

2. The Committee shall review and approve on an annual basis the evaluation process and compensation structure for the Company's officers. Unless otherwise determined by a majority or the "independent" (as defined by the Nasdaq Marketplace Rules) directors of the Board, the Committee shall evaluate the performance of all other officers (as defined in Section 16 of the Exchange Act and Rule 16a-1 thereunder) of the Company and shall approve the annual compensation, including salary, bonus, incentive and equity compensation, for such officers. Unless otherwise determined by the Committee, the CEO of the Company may be present

during discussions evaluating and setting the compensation levels of such officers but may not vote on such deliberations.

3. The Committee shall review the Company's incentive compensation and other stock-based plans and recommend changes in such plans to the Board as needed. The Committee shall have and shall exercise all the authority of the Board with respect to the administration of such plans.

4. The Committee shall produce an annual report on executive compensation for inclusion in the Company's proxy statement, in accordance with all applicable laws, rules and regulations.

5. The Committee shall engage and determine funding for such independent professional advisers and counsel as the Committee determines are appropriate to carry out its functions hereunder, the cost of which shall be borne by the Company.

APPENDIX C

CHARTER OF THE NOMINATING SUB-COMMITTEE OF THE EXECUTIVE COMMITTEE OF VIRGIN MEDIA INC.

I. *PURPOSE OF THE NOMINATING SUB-COMMITTEE*

The purpose of the Nominating Sub-Committee shall be to recommend to the Board individuals qualified to serve as directors of the Company.

II. *COMPOSITION OF THE COMMITTEE*

The Nominating Sub-Committee shall be comprised of all members of the Executive Committee who are "independent" as required by the Nasdaq Marketplace Rules. Such members shall serve on the Nominating Sub-Committee until they resign or are removed. The Chairperson of the Nominating Sub-Committee shall be the Chairperson of the Executive Committee unless such Chairperson is not "independent" in which case the Chairperson of the Nominating Sub-Committee shall be designated by a majority vote of the Nominating Sub-Committee.

III. *MEETINGS AND PROCEDURES OF THE NOMINATING SUB-COMMITTEE*

The meetings and procedures of the Nominating Sub-Committee shall be the same as determined by the Executive Committee for meetings of the Executive Committee.

IV. *DUTIES OF THE NOMINATING SUB-COMMITTEE*

1. The Nominating Sub-Committee shall establish procedures by which it actively recruits individuals qualified to become Board members and considers candidates to fill Board positions, including evaluating the suitability of potential director nominees proposed by directors, management or stockholders.

2. The Nominating Sub-Committee shall recommend to the Board the director nominees for election by the stockholders and select persons to fill Board vacancies, as the case may be, pursuant to the by-laws of the Company, which recommendations shall be consistent with the Board's criteria for selecting new directors and any independence requirements imposed by law, regulation or Nasdaq Marketplace Rules.

3. The Nominating Sub-Committee shall review the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a significant change in status, including, but not limited to, an employment change, and recommend whether the director should be re-nominated.

Stockholder Information

Virgin Media Inc.
NASDAQ: VMED
www.virginmedia.com

Corporate Headquarters

Virgin Media Inc.
909 Third Avenue
Suite 2863
New York, NY 10022
Tel: +1 212 906 8440

Head Office

Media House
Bartley Wood Business Park
Hook
Hampshire
RG27 9UP
Tel: +44 (0) 1256 75 2000

Independent Auditors

Ernst & Young LLP
1 More London Place
London SE1 2AF
Tel: +44 (0) 20 7951 2000

Transfer Agent and Registrar for Common Stock

BNY Mellon Shareowner Services
101 Barclay Street - 11E
New York, NY 10286
Tel: +1 800 524 4458
+1 212 815 3700

Investor Relations

+44 (0)20 7299 5479

Media Relations

+44 (0)20 7909 2022


Virgin
media

END